Confidentially submitted to the Securities and Exchange Commission on June 23, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-4/A
(Amendment No. 1)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
RELATIVITY HOLDINGS INC.
(Exact name of Registrant as specified in its charter)
Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
c/o Relativity Acquisition Corp.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169
(888) 710-4420
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tarek Tabsh
Chief Executive Officer
c/o Relativity Acquisition Corp.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169
(888) 710-4420
(Name, address, including zip code, and telephone number, including area code, of agent for service)
INSTINCT BIO TECHNICAL COMPANY INC.
(Exact name of Co-Registrant as specified in its charter)
Cayman Islands		Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
The Co-Registrant has the following principal executive office:
c/o Instinct Brothers Co., Ltd
3rd Floor West Side Gotanda bldg.
6-2-7 Nishi Gotanda, Shinagawa-ku,
Tokyo 1410031, Japan
+81-3-5747-9401
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
The agent for service for the Co-Registrant is:
[Name And Address]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of communications to:
Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4900	Terrence Edward Chong Messrs. Darryl, Edward & Co. D-35-03, Menara Suezcap 1 KL Gateway, 59200 Kuala Lumpur Telephone: (60) 03-2730 6780
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Registrant and Co-Registrant:
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant and the Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED
JUNE [   ], 2025
PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
RELATIVITY ACQUISITION CORP.,
AND
PROSPECTUS FOR UP TO 24,371,238 SHARES OF COMMON STOCK AND
UP TO 15,028,750 WARRANTS
OF
INSTINCT BIO TECHNICAL COMPANY INC.
Relativity Acquisition Corp., a Delaware corporation (“Relativity”), entered into a Business Combination Agreement as of February 28, 2025 (as amended and restated on [•], 2025 and as may be further amended, restated or supplemented from time to time, the “Business Combination Agreement”), by and among (i) Relativity Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Relativity Holdings Inc., a Cayman Islands company (“Pubco”), (iii) Relativity Purchaser Merger Sub II Inc., a company to be formed in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Merger Sub” and the Merger Sub, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (iv) Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan (an “Operating Company” and “Target Company”) and its shareholders named on Annex I of the Business Combination Agreement (“Sellers”), (vi) Tomoki Nagano (“Founder”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the stockholders of Pubco (other than the Sellers) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), and (viii) Tomoki Nagano in the capacity as the representative from and after the date of the Business Combination Agreement for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). The Purchaser, Pubco, the Merger Sub, the Operating Company, Founder, the Purchaser Representative and the Seller Representative are sometimes referred to herein collectively as the “Parties” and each, a “Party”.
Subsequent to the execution of the Business Combination Agreement, Instinct Bio Technical Company Inc. (“BIOT”) was incorporated. Instinct Brothers Co., Ltd will become a wholly-owned subsidiary of BIOT. Pursuant to the Business Combination Agreement, the definition of “Operating Company” or “Target Company” shall be automatically replaced and substituted to mean BIOT. Correspondingly, all other definitions and references relevant and affected by the definition of “Operating Company” or “Target Company” shall be correspondingly and automatically amended and construed based on this change.
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) Merger Sub will merge with and into Relativity, with Relativity surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), and (b) each Seller will contribute all of its ownership interests in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $200,000,000, to be paid in ordinary shares, par value $0.00001 per share, of Pubco (“Pubco ordinary share”) valued at $10.00 per share. At the closing of the Business Combination (the “Closing”), each warrant of Relativity issued in its initial public offering (the “IPO” and each such warrant, a “Relativity Public Warrant”) will be converted into one warrant of Pubco (“Pubco Public Warrant”), immediately prior to the Business Combination as described in this proxy statement/prospectus), and each warrant underlying the private placement units (the “Private Placement Units”) issued to the Sponsor in a private placement simultaneously with the closing of Relativity’s initial public offering (“Relativity Private Warrant”) will be converted into one private warrant of Pubco (“Pubco Private Warrant”), in each case with such warrant of Pubco having substantially the same terms and conditions as set forth in the respective warrants of Relativity, except that in each case they will represent the right to acquire shares of Pubco Ordinary Shares, in lieu of shares of Relativity Class A Common Stock.
It is anticipated that upon completion of the Business Combination, the holders of Relativity Class A Common Stock, other than holders that acquired Relativity’s common stock prior to its IPO and their permitted transferees (the “Initial Stockholders”), will own an interest of approximately [0.26]% in Pubco (such holders, the “Public Stockholders”), the Initial Stockholders will own an interest of approximately [19.1% of Pubco, and the Sellers will own an interest of approximately [77.96]% of Pubco. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial

Information.” If the actual facts are different from the assumptions set forth therein (which they are likely to be), the percentage ownership set forth above will be different.
On December 21, 2022, Relativity’s stockholders approved the amendment to its second amended and restated certificate of incorporation (the “Current Charter”) to extend the date by which it must consummate its initial business combination from February 15, 2023 to August 15, 2023, or such earlier date as is determined by Relativity’s Board of Directors (the “Relativity Board”), and to provide for up to two additional three-month extensions (each, a “Funded Extension Period”) beyond August 15, 2023 of the period of time for Relativity to consummate an initial business combination, subject to Relativity’s provision of an aggregate of $1,000 from its working capital into Relativity’s trust account (the “Trust Account”) for each such Funded Extension Period (the “Extension”). Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its initial business combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the Extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per Public Share (as defined below)) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account and [153,295] shares of Relativity Class A Common Stock outstanding held by the Public Stockholders. On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an initial business combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an initial business combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On February 20, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025, the amendment to the second of the two Funded Extension Periods (the “February Extension”). In accordance with the Sponsor’s request and with the Charter, an aggregate amount of $1,000 from The Company’s working capital was deposited into the Trust Account in connection with the February Extension. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”)
As of January 17, 2025, Relativity had approximately $770,000 available in the Trust Account. If Relativity does not complete the Business Combination or another business combination by February 15, 2026 subject to Relativity’s provision of an aggregate of $12,000 for the entire calendar year, from its working capital into the Trust Account for the second Funded Extension Period, in accordance with the requirements set forth in the Current Charter (or such later date as may be approved by Relativity stockholders in an amendment to its Current Charter), Relativity must redeem 100% of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. The Initial Stockholders have waived any rights they may have with respect to any monies held in the Trust Account as a result of any liquidation of Relativity with respect to the Founder Shares (as defined in this proxy statement/prospectus) and the Private Placement Shares and, accordingly, in the event a business combination is not effected by Relativity by February 15, 2026, such securities would be worthless.
As described in this proxy statement/prospectus, Relativity’s stockholders are being asked to consider and vote upon (among other things) the Business Combination at a Special Meeting of Relativity stockholders scheduled to be held at [   ] a.m., Eastern Time, on [          ], 2025 (the “Stockholder Special Meeting”).
The Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. Accordingly, we expect them to vote their shares in favor of all proposals being presented at the Stockholder Special Meeting. The Initial Stockholders own approximately [98.5]% of the total outstanding shares of Relativity Common Stock. The approval of the Business Combination Proposal and the Stockholders Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class. The approval of the Redemption Limitation Amendment Proposal requires the affirmative vote of the holders of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class. Accordingly, the Initial Stockholders will be able to approve all of the proposals to be presented at the Stockholder Special Meeting, including the Business Combination Proposal, even if none of the Public Stockholders vote in favor of approving the Business Combination at the Stockholder Special Meeting. The existence of financial and personal interests of Relativity’s directors or officers may result in a conflict of interest on the part of one or more of the directors or officers between what they may believe is in the best interests of Relativity and its stockholders and what they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for a further discussion.
The units issued in the IPO (the “Public Units”), the Relativity Class A Common Stock and the Relativity Public Warrants are not currently traded anywhere; however, the Company plans to reapply to NASDAQ upon closing of the business combination. Pubco will apply for listing, to be effective upon closing of the Business Combination for the Pubco ordinary share and Pubco Public Warrants on Nasdaq under the proposed symbols “BIOT” and “BIOTW,” respectively. Pubco will not have units traded following the consummation of the Business Combination.
Although Pubco is not currently a public reporting company in any jurisdiction, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing, Pubco will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Pubco will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.
Pubco will additionally be a “smaller reporting company” as defined in the Exchange Act, and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies. As a smaller reporting company, Pubco will additionally be exempt from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act of 2002, as amended. As a result, the information provided to Pubco stockholders may be different than they might receive from other public reporting companies in which they hold equity interests. Pubco will continue to be a “smaller reporting company” until it has $250 million or more in public float (based on Pubco ordinary share) measured as of the last business day of its most recently completed second fiscal quarter or, in the event it has no public float or a public float that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.
We estimate that immediately following the closing of the Business Combination, the Founder will exercise voting and investment control over approximately [19,000,000] Pubco Ordinary Shares, or 77.96% of the total Pubco Ordinary Shares outstanding, respectively, assuming no redemptions of Public Shares by Public Stockholders and no exercise of Pubco Warrants. Accordingly, for so long as the Founder holds such shares, he will continue to control a significant percentage of the voting power of Pubco ordinary share and will be able to influence the composition of the Pubco Board and management and the approval of actions requiring stockholder approval. Pubco will be considered a “controlled company” within the meaning of applicable Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the company’s board of directors consist of independent directors, (2) that the company’s board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the company’s board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While Pubco does not intend to take advantage of these exemptions, it may do so in the future. As a result, Pubco’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about Relativity and BIOT and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 26 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you. Events occurring prior to the Special Meeting may require us to supplement this proxy statement/prospectus, in which case you are encouraged to read such supplement along with this proxy statement/prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The table below shows the relative ownership levels of holders of outstanding Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	62,488	0.26	31,244	0.13	0	0.00%
Sellers	19,000,000	77.96	19,000,000	78.06	19,000,000	78.16%
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00%
Sponsor(2)	5,308,750	21.78	5,308,750	21.81	5,308,750	21.84
Shares outstanding	24,371,238	100.00	24,339,994	100.00	24,308,750	100.00%

(1)
Maximum redemption scenario assumes that [         ] Public Shares, which represents approximately 1.5% of Relativity’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of allowable redemptions, without consideration of net tangible asset requirements.

(2)
Includes Private Placement Shares.

The table below shows the fully diluted relative ownership levels of holders of Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	14,437,488	36.64	14,406,244	36.59	14,375,000	36.54%
Sellers	19,000,000	48.22	19,000,000	48.26	19,000,000	48.30%
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00%
Sponsor(2)	5,962,500	15.14	5,962,500	15.15	5,962,500	15.16%
Shares outstanding	39,399,988	100.00	39,368,744	100.00	39,337,500	100.00%

(1)
Includes 14,375,000 shares underlying Relativity Public Warrants.

(2)
Includes 653,750 shares underlying Relativity Private Warrants.

The numbers of shares and percentage interests set forth above reflect different redemption scenarios set forth below:
•
Assuming no redemption scenario:   This presentation assumes that no Public Stockholders exercise Redemption Rights with respect to their Public Shares.

•
Assuming 50% redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 50% of the Public Shares exercise Redemption Rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 62,488 Public Shares are redeemed for an

aggregate redemption payment of approximately $     , inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).
•
Assuming maximum redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 100.0% of the Public Shares exercise Redemption Rights with respect to their Public Shares. This scenario assumes that 62,488 Public Shares are redeemed for an aggregate redemption payment of approximately $1,697,819, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

Compensation Received by the Sponsor
Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Relativity to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.
	Interest in Securities	Other Compensation
Sponsor	On February 27, 2023, Purchaser issued an aggregate of 3,593,749 shares of Class A Common Stock to its Sponsor, A.G.P., George Syllantavos and Anastasios Chrysostomidis, the holders of the Founder Shares, upon the conversion of an equal number of shares of Class B Common Stock that were originally purchased for $25,000. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Class A Common Stock and one share of Class B Common Stock. The Sponsor then transferred 533,525 shares of Class A Common Stock to certain members of the Sponsor. The Sponsor currently holds 2,500,380 shares of Class A Common Stock that were converted from Class B Common Stock and one share of Class B Common Stock.	At closing, pursuant to the Business Combination Agreement, Pubco will use cash from the Trust Account to pay Relativity transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of Relativity to Sponsor or its affiliates. Relativity currently estimates that the total amount payable for Relativity transaction expenses and any outstanding loans or other obligations of Relativity to Sponsor is approximately $ million.
	In connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment.	Any working capital loans are to finance transaction costs in connection with an intended initial business combination. Such working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. If the maximum amount of $1,500,000 working capital loans is converted into 150,000 Private Placement Units upon consummation of the initial business combination, Sponsor will receive an additional 150,000 Pubco Ordinary Shares issuable upon conversion of these additional Private Placement Units. The units would be identical to the Private Placement Units that the Sponsor purchased in connection with the closing of the IPO.
The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming public shareholders of Relativity. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Conflicts of Interest
Directors and officers of Relativity may have interests in the Business Combination that are different from your interests as a shareholder. The following table sets forth information regarding directors and officers of Relativity and the Sponsor’s beneficial interests in securities of Relativity as at [        ], 2025:
Shareholder	Number of shares of Relativity Common Stock	Number of Relativity Units
Relativity Acquisition Sponsor LL	4,051,000	653,000
Tarek Tabs	4,051,000	653,000
Steve Ber
Jessica Assa
David Kane
All directors and executive officers (five (5) individuals) as a group

Notes:
This proxy statement/prospectus is dated [        ], 2025 and is first being mailed to stockholders of Relativity and holders of Relativity Public Warrants on or about [        ], 2025.

RELATIVITY ACQUISITION CORP.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169
(888) 710-4420
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [       ], 2025
TO THE STOCKHOLDERS OF RELATIVITY ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Stockholder Special Meeting”) of Relativity Acquisition Corp., a Delaware corporation (“Relativity” or “Purchaser”)), The Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Meeting online, vote and submit your questions during the Meeting by visiting https://www.cstproxy.com/relativityacquisition/202[ ]. You are cordially invited to attend the Stockholder Special Meeting for the following purposes:
1.
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the business combination agreement, dated as of February 28, 2025 (as amended and restated on [•], 2025, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among (i) Relativity Acquisition Corp., a Delaware corporation (together with its successors, “Relativity” or “Purchaser”), (ii) Relativity Holdings Inc., a Cayman Islands company (“Pubco”), (iii) Relativity Purchaser Merger Sub II Inc., a company to be formed in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Merger Sub” and the Merger Sub, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (iv) Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan (an “Operating Company” and “Target Company”) and its shareholders named on Annex I of the Business Combination Agreement (“Sellers”), (vi) Tomoki Nagano (“Founder”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Pubco (other than the Sellers) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), and (viii) Tomoki Nagano in the capacity as the representative from and after the date hereof for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”), pursuant to which Relativity and the Operating Company will become wholly-owned subsidiaries of Pubco (such transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A-1;

2.
Proposal No. 2 — The Redemption Limitation Amendment Proposal — To consider and vote upon a proposal to amend the second amended and restated certificate of incorporation of Relativity, as amended (the “Current Charter”), to eliminate the requirement that Relativity, or any entity that succeeds Relativity as a public company, retain at least $5,000,001 of net tangible assets following the redemption of Public Shares (as defined below) in connection with the Business Combination and to authorize Relativity to redeem Public Shares in amounts that would cause Relativity’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation Amendment Proposal”); and

3.
Proposal No. 3 — The Stockholders Adjournment Proposal — To consider and vote upon a proposal to adjourn the Stockholder Special Meeting to a later date or dates, if necessary or desirable, at the determination of Relativity’s board of directors (the “Relativity Board” and such proposal, the “Stockholders Adjournment Proposal”).

On December 21, 2022, Relativity’s stockholders approved the amendment to its second amended and restated certificate of incorporation to extend the date by which it must consummate its initial business combination from February 15, 2023 to August 15, 2023, or such earlier date as is determined by Relativity’s Board of Directors (the “Relativity Board”), and to provide for up to two additional three-month extensions (each, a “Funded Extension Period”) beyond August 15, 2023 of the period of time for Relativity to consummate an initial business combination, subject to Relativity’s provision of an aggregate of $1,000 from its working capital into Relativity’s trust account (the “Trust Account”) for each such Funded Extension Period (the “Extension”). Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its initial business combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the Extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per Public Share) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account and [153,295] shares of Relativity Class A Common Stock outstanding held by the Public Stockholders.
On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an initial business combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an initial business combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On January 31, 2024, Relativity filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) for a special meeting of stockholders to be held at 10:00 a.m. Eastern time on February 13, 2024 to amend its Current Charter to extend the date by which it must consummate its initial business combination from February 15, 2024 to February 15, 2025 and to amend its investment management trust agreement, dated as of February 10, 2022 (the “Trust Agreement”), by and between Relativity and Continental Stock Transfer & Trust Company (the “Trustee”), to permit the Trustee to maintain the funds in the Trust Account in an interest-bearing demand deposit account at a bank. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
As of January 17, 2025, Relativity had approximately $770,000 available in the Trust Account. If Relativity does not complete the Business Combination or another business combination by February 15, 2026, subject to Relativity’s provision of an aggregate of $12,000 for the entire calendar year, from its working capital into the Trust Account for the Third Funded Extension Period, in accordance with the requirements set forth in the Current Charter (or such later date as may be approved by Relativity stockholders in an amendment to its Current Charter), Relativity must redeem 100% of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. The Initial Stockholders have waived any rights it may have with respect to any monies held in the Trust Account as a result of any liquidation of Relativity with respect to the Founder Shares (as defined in the accompanying proxy statement/prospectus) and the Private Placement Shares and, accordingly, in the event a business combination is not effected by Relativity by February 15, 2026, such securities would be worthless.
The Relativity Board has set [       ], 2025 as the record date (the “Record Date”) for the Stockholder Special Meeting. Only holders of record of shares of Relativity Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Stockholder Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Stockholder Special Meeting may attend the meeting in person and is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Relativity Common Stock. A complete list of Relativity’s stockholders of record entitled to vote at the Stockholder Special Meeting will be available for ten days before the Stockholder Special Meeting at the principal executive offices of Relativity for inspection by Relativity’s stockholders during ordinary business hours for any purpose germane to the

Stockholder Special Meeting. The eligible Relativity stockholder list will also be available at the Stockholder Special Meeting for examination by any stockholder attending the Stockholder Special Meeting in person.
The proposals being submitted for a vote at the Stockholder Special Meeting are more fully described in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Stockholder Special Meeting, we urge you to carefully read, when available, the accompanying proxy statement/prospectus in its entirety, including the annexes (and any documents incorporated into the accompanying proxy statement/prospectus by reference). Please pay particular attention to the section titled “Risk Factors” beginning on page 25.
After careful consideration, the Relativity Board has determined that each of the Business Combination Proposal, the Redemption Limitation Amendment Proposal and the Stockholders Adjournment Proposal is in the best interests of Relativity and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination. Accordingly, we expect them to vote their shares in favor of all proposals being presented at the Stockholder Special Meeting. The Initial Stockholders own approximately 98.5% of the total outstanding shares of Relativity Common Stock. The approval of the Business Combination Proposal and the Stockholders Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class. The approval of the Redemption Limitation Amendment Proposal requires the affirmative vote of the holders of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class. Accordingly, the Initial Stockholders will be able to approve all of the proposals to be presented at the Stockholder Special Meeting, including the Business Combination Proposal, even if none of the Public Stockholders vote in favor of approving the Business Combination at the Stockholder Special Meeting. The existence of financial and personal interests of Relativity’s directors or officers may result in a conflict of interest on the part of one or more of the directors or officers between what they may believe is in the best interests of Relativity and its stockholders and what they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of the Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus for further discussion.
Pursuant to the Current Charter, Relativity will provide the Public Stockholders with the opportunity to redeem their Relativity Class A Common Stock sold in the IPO (“Public Shares”) for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination (including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses)), upon the closing of the Business Combination (“Redemption Rights”). For illustrative purposes, based on funds in the Trust Account of approximately $770,000 on the Record Date, the estimated per share redemption price would have been approximately $11.96, including interest not previously released to Relativity to pay taxes. Public Stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A Public Stockholder, together with any such stockholder’s affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Public Shares. The Initial Stockholders have agreed, for no additional consideration, to waive their Redemption Rights with respect to any shares of Relativity Common Stock they may hold. Currently, these parties own approximately 98.5% of Relativity Common Stock.
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal at the Stockholder Special Meeting, subject to the terms of the Business Combination Agreement. If Relativity does not consummate the Business Combination and fails to complete an initial business combination by February 15, 2026 (unless extended pursuant to the terms of Relativity’s Current Charter or by Relativity’s stockholders), Relativity will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the Public Stockholders.

All Relativity stockholders are cordially invited to attend the Stockholder Special Meeting. To ensure your representation at the Stockholder Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a Relativity stockholder of record entitled to vote at the Stockholder Special Meeting, you may also cast your vote in person at the Stockholder Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares, or, if you wish to attend the Stockholder Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the Business Combination Proposal or the Stockholder Adjournment Proposal, and it will have the same effect as voting against the Redemption Limitation Amendment Proposal. Abstentions will be counted as present for purposes of establishing a quorum for the Stockholder Special Meeting; broker non-votes (as described in the accompanying proxy statement/prospectus) will not.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF RELATIVITY COMMON STOCK YOU OWN. Whether or not you plan to attend the Stockholder Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
If you have any questions or need assistance with voting, please contact Relativity’s proxy solicitor, [Karen Smith], at [(2060 870-8565] or email [ksmith@advantageproxy.com] at [Advantage Proxy, Inc.].
If you plan to attend the Stockholder Special Meeting and are a beneficial investor who owns your shares of Relativity Common Stock through a bank or broker, you will need to contact Continental Stock Transfer & Trust Company, our transfer agent, to receive a control number. Please read carefully the sections in the accompanying proxy statement/prospectus regarding attending and voting at the Stockholder Special Meeting to ensure that you comply with these requirements.
Thank you for your participation. We look forward to your continued support.
BY ORDER OF THE BOARD OF DIRECTORS

Tarek Tabsh
Chief Executive Officer and Chairman
[          ], 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST, (1) IF YOU HOLD SHARES OF RELATIVITY CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES AND WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS, (2) DEMAND IN WRITING THAT RELATIVITY REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT, IDENTIFYING YOURSELF AS A BENEFICIAL HOLDER AND PROVIDING YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS, AND (3) TENDER YOUR SHARES TO RELATIVITY’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE STOCKHOLDER SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANKS OR BROKERS TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.
ADDITIONAL INFORMATION
The accompanying document is the prospectus for securities of Relativity Holdings Inc., a Cayman Islands company (“Pubco”). This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to (i) the special meeting of stockholders of Relativity Acquisition Corp., a Delaware corporation (“Relativity”), to be held on [       ], 2025 (the “Stockholder Special Meeting”), at which Relativity’s stockholders will be asked to consider and vote upon proposals to (A) approve Relativity’s initial business combination (the “Initial Business Combination”) by the approval and adoption of the business combination agreement dated February 28, 2025 , as amended and restated on [•], 2025 (the “Business Combination”), (B) the Non-D&O Lock-Up Agreement, to be entered into by and among Pubco, Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, and certain holders of Relativity’s common stock, and (C) an amendment Relativity’s second amended and restated certificate of incorporation of Relativity, as amended on December 22, 2022 and amended again on February 13, 2025 (the “Current Charter”), to eliminate the requirement that Relativity, or any entity that succeeds Relativity as a public company, retain at least $5,000,001 of net tangible assets following redemptions in connection with the Business Combination; and (ii) the special meeting of holders of Relativity’s warrants issued in its initial public offering (the “Public Warrant Holders”) to be held on [       ], 2025 (together with the Stockholder Special Meeting, the “Special Meeting”) at which Public Warrant Holders will be asked to consider and vote upon a proposal to approve an amendment to the warrant agreement that governs all of Relativity’s outstanding warrants in connection with the Business Combination.
The accompanying proxy statement/prospectus is available without charge to stockholders of Relativity upon written request to Relativity’s Chief Executive Officer, Tarek Tabsh, at Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, NV 89169 or by telephone at (888) 710-4420.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at the SEC’s internet site at www.sec.gov.
In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Advantahe Proxy, Inc. the proxy solicitor for Relativity, at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Tel: 877-870-8565 (toll-free) or
(206) 870-8565 (banks and brokers can call collect)
Email: ksmith@advantageproxy.com
You will not be charged for any of the documents that you request.
Information contained on Relativity’s website, or any other website, is expressly not incorporated by reference into the accompanying proxy statement/prospectus.
In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on [       ], 2025, you must request the information no later than five (5) business days prior to the date of the Special Meeting, or [       ], 2025.
For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” of the accompanying proxy statement/prospectus.

*   To be filed by amendment.

i

FREQUENTLY USED TERMS
When used in this proxy statement/prospectus, unless the context otherwise requires:
“A.G.P.” refers to A.G.P./Alliance Global Partners, as representative of the IPO Underwriters (as defined below). See also “Representative.”
“Amended and Restated Bylaws” refers to the bylaws of Pubco (as defined below) following the Closing (as defined below), substantially in the form attached to this proxy statement/prospectus as Annex C, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
“Amended and Restated Charter” refers to the certificate of incorporation of Pubco following the Closing, substantially in the form attached to this proxy statement/prospectus as Annex B, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
“ASC” refers to the FASB (as defined below) Accounting Standards Codification.
“ASU” refers to the FASB Accounting Standards Update.
“A&R Registration Rights Agreement” refers to the amended and restated registration rights agreement to be entered into by and among Pubco, the Initial Stockholders (as defined below) and the Sellers (as defined below) prior to the Closing.
“Business Combination” refers to the transactions contemplated by the Business Combination Agreement (as defined below).
“Business Combination Agreement” refers to the business combination agreement, dated as of February 28, 2025, as amended and restated on [•], 2025, and as may be further amended, supplemented or otherwise modified from time to time), by and among Relativity, Pubco, Merger Sub, Operating Company, Founder, the Purchaser Representative and the Seller Representative (each as defined below), substantially in the form attached to this proxy statement/prospectus as Annex A-1.
“Business Combination Proposal” refers to a proposal to adopt and approve the Business Combination Agreement.
“Closing” refers to the closing of the Business Combination.
“Code” refers to the Internal Revenue Code of 1986, as amended.
“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands.
“Company Interests” refers to the membership interests of each of the Operating Companies.
“Continental” refers to Continental Stock Transfer & Trust Company, trustee of the Trust Account (as defined below), warrant agent of the Relativity Public Warrants (as defined below) and transfer agent of Relativity’s securities.
“Contribution Consideration” refers to the aggregate consideration in the amount of $200,000,000 to be paid in Pubco Ordinary Shares (as defined below) valued at $10.00 per share in exchange for the contribution to Pubco by the Sellers of all of his ownership interests in the Operating Company.
“Current Charter” refers to Relativity’s fourth amended and restated certificate of incorporation, as amended on February 13, 2025 and as may be further amended from time to time.
“Determination Letter” refers to a determination letter received by Relativity from the Staff of the Nasdaq on January 12, 2023.
“DGCL” refers to the Delaware General Corporation Law, as amended.
“DTC” refers to the Depository Trust Company.
“DWAC System” refers to the DTC’s Deposit/Withdrawal At Custodian System.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
“Extension” refers to an extension of the deadline by which Relativity must complete its Initial Business Combination (as defined below), whether pursuant to exercise of automatic extension rights in accordance with the Current Charter or by amendment of the Current Charter to extend such deadline.
“FASB” refers to the Financial Accounting Standards Board.
“Founder” refers to Tomoki Nagano.
“Founder Shares” refers to the 3,593,750 shares of Relativity Class B Common Stock (as defined below) initially issued to Initial Stockholders prior to the IPO and the shares of Relativity Class A Common Stock (as defined below) into which such shares of Relativity Class B Common Stock have been converted (for the avoidance of doubt, such shares are not “Public Shares” (as defined below)).
“Funded Extension Period” refers to the Third Extension Amendment; wherein, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect from time to time.
“Initial Business Combination” refers to Relativity’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
“Initial Stockholders” refers to holders of the Founder Shares, including the Sponsor (as defined below), A.G.P., George Syllantavos and Anastasios Chrysostomidis and their permitted transferees.
“Interim Period” refers to the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms.
“Investment Company Act” refers to the Investment Company Act of 1940, as amended.
“IPO” refers to Relativity’s initial public offering of units, common stock and warrants that was consummated on February 15, 2022.
“IPO Registration Rights Agreement” refers to the registration rights agreement, dated as of February 10, 2022, by and among Relativity and certain of its securityholders.
“IPO Underwriters” refers to the underwriters in the IPO.
“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2021.
“Lock-Up Agreements” refers to the lock-up agreements expected to be entered into prior to consummation of the Business Combination.
“Material Adverse Effect” refers to any specified person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.
“Material Reduction” refers to a reduction of the valuation of the Target Companies (as defined below) by an amount equal to or greater than five percent (5%) of the Contribution Consideration.
“Merger” refers to the merger of Merger Sub with and into Relativity, with Relativity continuing as the surviving entity as a subsidiary of Pubco, upon the terms and subject to the conditions set forth in the Business Combination Agreement.

“Merger Sub” refers to Relativity Purchaser Merger Sub II Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco.
“Nasdaq” refers to the Nasdaq Stock Market LLC.
“Non-Competition Agreement” refers to the Non-Competition and Non-Solicitation Agreement in favor of Pubco to be entered into by the BIOT Founder in connection with the Business Combination.
“Non-D&O Lock-Up Agreement” refers to the Non-D&O Lock-Up Agreement, which is expected to be entered into prior to the consummation of the Business Combination, by and among the Sponsor, Pubco, and the holders of Relativity Common Stock
“Outside Date” refers to August 14, 2025, the date by which all conditions to Closing must be satisfactorily performed or waived.
“Private Placement” refers to the private placement of Private Placement Units (as defined below) that occurred simultaneously with the closing of the IPO.
“Private Placement Shares” refers to the 653,750 shares of Relativity Class A Common Stock underlying the Private Placement Units.
“Private Placement Units” refers to the 653,750 units sold to the Sponsor in the Private Placement, each unit consisting of one share of Relativity Class A Common Stock and one Relativity Private Warrant.
“Proposal” or “Proposals” refers, individually or collectively, to (i) the Business Combination Proposal, (ii) the Redemption Limitation Amendment Proposal, and (iii) the Stockholder Adjournment Proposal (as defined below).
“Pubco” refers to Relativity Holdings Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Relativity, which will be renamed Instinct Brothers Co. Ltd at the closing of the Business Combination.
“Pubco Board” refers to the board of directors of Pubco.
“Pubco ordinary share” refers to the ordinary shares, par value $0.00001 per share, of Pubco.
“Pubco Private Warrants” refers to the warrants of Pubco into which the Relativity Private Warrants will be converted on a one-for-one basis at the Closing, with each such warrant having substantially the same terms and conditions as a Relativity Private Warrant, except that such warrant will represent the right to acquire Pubco Ordinary Shares in lieu of shares of Relativity Class A Common Stock.
“Pubco Public Warrants” refers to the warrants of Pubco into which the Relativity Public Warrants will be converted on a one-for-one basis at the Closing, with each such warrant having substantially the same terms and conditions as a Relativity Public Warrant, except that such warrant will represent the right to acquire Pubco Ordinary Shares in lieu of shares of Relativity Class A Common Stock.
“Pubco Warrants” refers to the Pubco Private Warrants and Pubco Public Warrants.
“Public Shares” refers to the shares of Class A Common Stock sold as part of the Public Units (as defined below) (whether they were purchased in the IPO or thereafter in the open market).
“Public Stockholders” refers to the holders of the Public Shares.
“Public Units” refers to the units issued in the IPO (including the overallotment units acquired by the IPO Underwriters), each unit consisting of one Public Share and one Relativity Public Warrant.
“Public Warrant Holders” refers to the holders of the Relativity Public Warrants.
“Purchaser Representative” refers to the Sponsor in the capacity as the representative for the stockholders of Pubco (other than the Sellers) from and after the effective time of the Merger in accordance with the terms of the Business Combination Agreement.

“Record Date” refers to [      ], 2025, the date for determining the Relativity stockholders and warrant holders entitled to receive notice of and to vote at the Special Meeting.
“Redemption Limitation” refers to the requirement in Relativity’s Current Charter that it, or any entity that succeeds it as a public company, retain at least $5,000,001 of net tangible assets following the redemption of Public Shares in connection with the Initial Business Combination.
“Redemption Limitation Amendment” refers to a proposed amendment to the Current Charter to eliminate the Redemption Limitation and to authorize Relativity to redeem Public Shares in amounts that would cause Relativity’s net tangible assets to be less than $5,000,001.
“Redemption Limitation Amendment Proposal” refers to the Proposal to approve the Redemption Limitation Amendment.
“Redemption Rights” refer to the rights of the Public Stockholders to demand redemption of their Public Shares for cash in accordance with the procedures set forth in the Current Charter and this proxy statement/prospectus.
“Relativity” refers to Relativity Acquisition Corp., a blank check company incorporated in Delaware as a corporation.
“Relativity Board” refers to Relativity’s board of directors.
“Relativity Class A Common Stock” refers to the Class A common stock, par value of $0.0001 per share, of Relativity.
“Relativity Class B Common Stock” refers to the Class B common stock, par value $0.0001 per share, of Relativity.
“Relativity Common Stock” refers to the Relativity Class A Common Stock and Relativity Class B Common Stock, collectively.
“Relativity Private Warrants” refers to the 653,750 warrants underlying the Private Placement Units.
“Relativity Public Warrants” refers to the warrants issued in the IPO, entitling the holder thereof to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment.
“Relativity Warrants” refers to the Relativity Private Warrants and Relativity Public Warrants.
“Representative” refers to A.G.P./Alliance Global Partners, as the representative of the IPO Underwriters.
“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002, as amended.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Securities Act” refers to the Securities Act of 1933, as amended.
“Seller” or “Sellers” refers, individually or collectively, the shareholder of Instinct Bio Technical Company Inc.
“Seller Representative” refers to Tomoki Nagano in the capacity as the representative of the Sellers from and after the date of the Business Combination Agreement in accordance with the terms of the Business Combination Agreement.
“SPACs” refers to special purpose acquisition companies.
“Special Meeting” refers to the Stockholder Special Meeting.
“Sponsor” refers to Relativity Acquisition Sponsor LLC, a Delaware limited liability company.
“Stockholder Adjournment Proposal” refers to the Proposal to be considered at the Stockholder Special Meeting to adjourn the Stockholder Special Meeting to a later date or dates, if necessary or desirable, at the determination of the Relativity Board.

v

“Stockholder Special Meeting” refers to the special meeting of the stockholders of Relativity to be held on [      ], 2025 at [    ], Eastern Time, to vote on the Business Combination.
“BIOT” refers to Instinct Bio Technical Company Inc., a Cayman Islands exempted company.
“Target Company” or “Operating Company” refers to Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan, which shall become a subsidiary of BIOT prior to the Closing. Unless the context otherwise requires, references to “Target Company,” or “Operating Company” in the context of financial information shall be deemed to include BIOT, Target Company, and their respective subsidiaries.
“Transfer Agent” refers to Continental Stock Transfer & Trust Company, as transfer agent for Relativity’s securities.
“Trust Account” refers to the trust account of Relativity that holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Units, together with interest earned thereon, less amounts withdrawn to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses).
“U.S. GAAP” refers to United States generally accepted accounting principles, consistently applied.
“ErShares” refers to ErShares, Inc.
“Withum” refers to WithumSmith+Brown, PC, Relativity’s independent registered public accounting firm.
SHARE CALCULATIONS AND OWNERSHIP PERCENTAGES
Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Pubco’s stockholders following the Business Combination are for illustrative purposes only and assume the following:
•
There are no transfers by the Initial Stockholders of Relativity Common Stock or Relativity Private Warrants prior to the Closing.

•
No holders of Relativity Public Warrants exercise any of the outstanding Relativity Public Warrants.

•
Solely for purposes of calculating estimated pro forma ownership immediately after the Closing, subject to the assumptions further described herein and, as applicable, within the pro forma financial statement sections of this proxy statement/prospectus, the assumed redemption price upon consummation of the Business Combination is $11.96, which is based on the amount in the Trust Account as of January 17, 2025.

•
All of the outstanding Relativity Warrants will become Pubco Warrants exercisable for Pubco ordinary share, in each case in accordance with the terms of the Business Combination Agreement, and none of the Relativity Public Warrants will be exercised for Pubco Ordinary Shares at the consummation of the Business Combination.

•
Other than (i) the Pubco Ordinary Shares issued to Relativity upon Pubco’s formation, which shares will be cancelled in connection with the Business Combination, (ii) the Pubco ordinary share and Pubco Warrants to be issued to existing securityholders of Relativity upon consummation of the Business Combination and (iii) the Pubco ordinary share to be issued to the Sellers as Contribution Consideration upon consummation of the Business Combination, there are no other issuances of equity securities of Pubco prior to or in connection with the Closing.

•
None of the Sellers exercises appraisal rights in connection with the Closing.

•
The Redemption Limitation Amendment Proposal is approved.

TRADEMARKS
This proxy statement/prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable owner or licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes industry position and industry data and forecasts that Relativity and BIOT obtained or derived from internal company reports, independent third-party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Relativity and BIOT are responsible for this information.
Although both Relativity and BIOT believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed, and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Statements as to industry position are based on market data currently available. While Relativity and BIOT are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.
REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of Relativity and BIOT. Although Relativity and BIOT believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Relativity nor BIOT can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern Relativity’s and BIOT’ expectations, strategy, plans or intentions.
Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to:
•
Relativity’s ability to consummate the Business Combination;

•
the expected benefits of the Business Combination;

•
satisfaction of the conditions to the Business Combination;

•
the ability of Pubco to list its securities on Nasdaq at the Closing;

•
the future financial and operational performance of, and anticipated financial impact on, Pubco following the Business Combination;

•
Pubco’s expansion plans and opportunities;

•
Changes in the cosmeceutical landscape;

•
BIOT’s relationship with current clients and suppliers;

•
BIOT’s ability to transition to a public company;

•
BIOT’s operating estimates;

•
Availability of materials, labor, resources, transportation and fuel; and

•
Future tax and/or economic conditions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Relativity and BIOT management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Relativity, BIOT and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Relativity’s or BIOT’s views as of any subsequent date. Relativity does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
Relativity securityholders should not place undue reliance on these forward-looking statements in deciding how to vote (or instruct the voting of) their securities in the Special Meeting. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Relatively and BIOT prior to the Business Combination, and Pubco and BIOT following the Business Combination. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can Relativity or BIOT assess the impact of all such risk factors on the business of Relativity and BIOT prior to the Business Combination and Pubco and BIOT following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
The following are answers to certain questions that you may have regarding the Business Combination and the Proposals to be presented at the Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.
Q:
What is the Business Combination?

A:
Relativity and BIOT have entered into the Business Combination Agreement, pursuant to which, among other things, (i) Merger Sub will merge with and into Relativity, with Relativity continuing as the surviving entity as a subsidiary of Pubco, and with security holders of Relativity receiving substantially equivalent securities of Pubco, and (ii) the Sellers will contribute all of their right, title and interest in and to the Company Interests to Pubco and receive Pubco Ordinary Shares, as a result of which the Operating Company will become a wholly-owned subsidiary of Pubco and Pubco will become a publicly traded company.

Relativity will hold the Stockholder Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement. You are receiving this proxy statement/prospectus in connection with such meeting. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement” beginning on page 78. In addition, a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1. We urge you to read carefully this proxy statement/prospectus and the Business Combination Agreement in their entirety.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Relativity is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of Relativity Common Stock and Relativity Public Warrants with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless Relativity’s stockholders approve the Business Combination Proposal, as described in this proxy statement/prospectus. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders and Public Warrant Holders at the Special Meeting is contained in this proxy statement/prospectus.
This document constitutes a proxy statement of Relativity and a prospectus of Pubco. It is a proxy statement because the Relativity Board is soliciting proxies using this proxy statement/prospectus from its stockholders and Public Warrant Holders. It is a prospectus because Pubco, in connection with the Business Combination, is offering Pubco Ordinary Shares in exchange for outstanding Relativity Common Stock and in exchange for outstanding Company Interests and as part of the consideration to be received as part of the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”
Q:
What will happen to Relativity’s securities upon consummation of the Business Combination?

A:
Public Units, Relativity Class A Common Stock and Relativity Public Warrants are not currently trading. Pubco intends to apply to list the Pubco ordinary share on Nasdaq under the symbol “BIOT” and the Pubco Public Warrants under the symbol “BIOTW.” Pubco will not have units traded on Nasdaq following the consummation of the Business Combination, and the Public Units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. While trading of the Pubco ordinary share and Pubco Public Warrants is expected to begin soon after the consummation of the Business Combination, there can be no assurance that Pubco’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — Risks Related to Pubco and Ownership of Pubco ordinary share — An active liquid market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.” There will be material differences between the current rights of Relativity stockholders and the rights you can expect to have a holder of Pubco securities, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of Relativity stockholders and holders of Pubco securities, see the section of this proxy statement/prospectus titled “Comparison of Stockholder Rights.”
Q:
What will the Sellers receive in the Business Combination?

A:
Upon consummation of the Business Combination, the Sellers will receive newly issued Pubco ordinary share. See the section of this proxy statement/prospectus entitled “Proposal No. 1: The Business Combination Proposal — The Business Combination Agreement — General Terms and Effects; Business Combination Consideration” for additional information. After the Closing, the cash remaining in the Trust Account will be released from the Trust Account and used to pay each of Relativity’s and BIOT’s transaction expenses and other liabilities of Relativity due as of the Closing. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1.

Q:
What equity stake will current Public Stockholders, Initial Stockholders and BIOT stockholders hold in Pubco immediately after the consummation of the Business Combination?

A:
The table below shows the relative ownership levels of holders of outstanding Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	62,488	0.26	31,244	0.13	—	—
Sellers	19,000,000	77.96	19,000,000	78.06	19,000,000	78.16
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00
Sponsor(2)	5,308,750	21.78	5,308,750	21.81	5,308,750	21.84
Shares outstanding	24,371,238	100.00	24,339,994	100.00	24,308,750	100.00

(1)
Maximum redemption scenario assumes that [     ] Public Shares, which represents approximately 1.5% of Relativity’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of allowable redemptions, without consideration of net tangible asset requirements.

(2)
Includes Private Placement Shares.

The table below shows the fully diluted relative ownership levels of holders of Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	14,437,488	36.64	14,406,244	36.59	14,375,000	36.54%
Sellers	19,000,000	48.22	19,000,000	48.26	19,000,000	48.30%
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00%
Sponsor(2)	5,962,500	15.14	5,962,500	15.15	5,962,500	15.16%
Shares outstanding	39,399,988	100.00	39,368,744	100.00	39,337,500	100.00%

(1)
Includes 14,375,000 shares underlying Relativity Public Warrants.

(2)
Includes 653,750 shares underlying Relativity Private Warrants.

x

The numbers of shares and percentage interests set forth above reflect different redemption scenarios set forth below:
•
Assuming no redemption scenario:   This presentation assumes that no Public Stockholders exercise Redemption Rights with respect to their Public Shares.

•
Assuming 50% redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 50% of the Public Shares exercise Redemption Rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 31,244 Public Shares are redeemed for an aggregate redemption payment of approximately $346,227, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•
Assuming maximum redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 100.0% of the Public Shares exercise Redemption Rights with respect to their Public Shares. This scenario assumes that [62,488] Public Shares are redeemed for an aggregate redemption payment of approximately $692,453, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

The percentage interests set forth above will change if there are additional sources of dilution or the actual facts different in any other manner from the assumptions incorporated in estimated ownership set forth above.
See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Relativity’s stockholders that elect not to redeem their Public Shares will experience significant dilution as a result of the Business Combination. Public Stockholders currently own approximately 3.5% of Relativity Common Stock. As noted above, if no Relativity stockholders redeem their Public Shares in the Business Combination and no Relativity Public Warrants are exercised, Public Stockholders will own approximately 0.2% of the total shares outstanding in Pubco. Following the Business Combination, an aggregate of up to 15,028,750 Pubco Warrants will be outstanding. Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming Relativity stockholders.
Assuming that there are maximum redemptions, or [62,488] Public Shares held by Public Stockholders are redeemed, the 14,375,000 outstanding Relativity Public Warrants would have an aggregate value of $[        ] (based on the closing price of $[       ] per Relativity Public Warrant on [        ], 2025). See the section titled “Risk Factors — Risks Related to Relativity and the Business Combination — Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they own, which will result in dilution to non-redeeming Relativity stockholders upon exercise of such Relativity Public Warrants and Risk Factors — Risks Related to Relativity and the Business Combination — The Relativity Warrants may have an adverse effect on the market price of Relativity Common Stock or may create dilution for Public Stockholders.”
Q:
When will the Business Combination be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting; however, such meetings could be adjourned, as described herein. Neither Relativity nor BIOT can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of Relativity and BIOT could result in the Business Combination being completed at a different time or not at all. The Outside Date for consummation of the Business Combination is August 14, 2025. Before the Business Combination can be completed, Relativity must obtain the approval of Relativity stockholders for the Business Combination Proposal, and Relativity and BIOT must also obtain certain necessary regulatory approvals and satisfy other Closing conditions. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Q:
What happens if the Business Combination is not completed?

A:
If Relativity does not complete the Business Combination with BIOT for any reason, Relativity would need to search for another target business with which to complete an Initial Business Combination or determine not to extend expiration date for the completion of an Initial Business Combination.

On December 21, 2022, Relativity’s stockholders approved the Extension. Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its Initial Business Combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the Extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per public share) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account. On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On January 31, 2024, Relativity filed a definitive proxy statement on Schedule 14A with the SEC for a special meeting of stockholders to be held at 10:00 a.m. Eastern time on February 13, 2024 to amend its Current Charter to extend the date by which it must consummate its Initial Business Combination from February 15, 2024 to February 15, 2025 and to amend Trust Agreement to permit the Trustee to maintain the funds in the Trust Account in an interest-bearing demand deposit account at a bank. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
As of January 17, 2025, Relativity had approximately $770,000 available in the Trust Account. If Relativity does not complete the Business Combination or another business combination by February 15, 2026, subject to Relativity’s provision of an aggregate of $12,000 from its working capital into the Trust Account aggregate for the calendar year for the Third Funded Extension Period, in accordance with the requirements set forth in the Current Charter (or such later date as may be approved by Relativity stockholders in an amendment to its Current Charter), Relativity must redeem 100% of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. The Initial Stockholders have waived any rights it may have with respect to any monies held in the Trust Account as a result of any liquidation of Relativity with respect to the Founder Shares and the Private Placement Shares and, accordingly, in the event an Initial Business Combination is not effected by Relativity by February 15, 2026, such securities would be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding Relativity Warrants. Accordingly, the Relativity Warrants will expire worthless.
Q:
When and where are the Special Meeting?

A:
The Stockholder Special Meeting will be held on [       ], 2025, at [   ] a.m., Eastern Time, the Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Meeting online, vote and submit your questions during the Meeting by visiting https://www.cstproxy.com/relativityacquisition/202, or such other date, time, and place to which such meeting may be adjourned. All Relativity stockholders as of the Record Date, or their duly appointed proxies, may attend the Stockholder Special Meeting.
Q:
What am I being asked to vote on and why is this approval necessary?

A:
Relativity’s stockholders are being asked to vote on the following Proposals:

•
A Proposal to adopt the Business Combination Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1 — The Business Combination Proposal”;

•
A Proposal to adopt the amendment to Relativity’s Current Charter to eliminate the requirement that Relativity, or any entity that succeeds Relativity as a public company, retain at least $5,000,001 of net tangible assets following the redemption of Public Shares in connection with the Business Combination (the “Redemption Limitation”) and to authorize Relativity to redeem Public Shares in amounts that would cause Relativity’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation Amendment”). See the section entitled “Proposal No. 2 — “The Redemption Limitation Amendment Proposal”; and

•
A Proposal to approve the adjournment of the Stockholder Special Meeting to a later date or dates, if necessary or desirable, at the determination of the Relativity Board. See the section entitled “Proposal No. 3 — The Stockholders Adjournment Proposal.”

If Relativity’s stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur. The Initial Stockholders will be able to approve all of the Proposals to be presented at the Stockholder Special Meeting, including approval of the Business Combination Proposal, even if no Public Stockholder votes in favor of approving the Business Combination Proposal or any of the other Proposals to be presented at the Special Meeting. The Business Combination is not conditioned on the approval of the Redemption Limitation Amendment Proposal or the Stockholder Adjournment Proposal. The Redemption Limitation Amendment Proposal is conditioned on the approval of the Business Combination Proposal.
Q:
Why is Relativity proposing the Business Combination?

A:
Relativity is blank-check company incorporated as a Delaware corporation on April 13, 2021 for the purposes of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Based on its due diligence investigations of BIOT and the industry in which it operates, including the financial and other information provided by BIOT in the course of the parties’ negotiations in connection with the Business Combination Agreement, Relativity believes that BIOT aligns well with the objectives laid out in its investment thesis. As a result, Relativity believes that the Business Combination will provide Relativity’s stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. Stockholder approval of the Business Combination is required by the Business Combination Agreement and the Current Charter, as well as to comply with Nasdaq Listing Rules 5635(a) and (b). See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — The Relativity Board’s Recommendation and Reasons for the Approval of the Business Combination” for additional information.
Q:
Did the Relativity Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
Yes. The Relativity Board obtained a fairness opinion from ErShares dated February 24, 2025, which provided that, as of February 24, 2025 and based on and subject to the assumptions, qualifications and other matters set forth therein, the total consideration to be paid by Relativity in the Business Combination was fair, from a financial perspective, to the stockholders of Relativity. Relativity obtained such fairness opinion to (i) inform themselves with respect to all material information reasonably available to them and (ii) act with appropriate care in considering the Business Combination. For additional information, please see the section entitled “Proposal No. 1 — The Business Combination

Proposal — Opinion of ErShares as Fairness Opinion Provider” and the opinion of ErShares attached hereto as Annex E for additional information.
Q:
Do I have Redemption Rights?

A:
If you are a holder of Public Shares, you have the right to demand that Relativity redeem such shares for a pro rata portion of the cash held in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses)), calculated as of two (2) business days prior to the consummation of the Business Combination, upon the Closing of the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.
Q:
Will how I vote affect my ability to exercise Redemption Rights?

A:
No. You may exercise your Redemption Rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholder, and, subject to the terms and conditions of the Business Combination Agreement, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. Also, with fewer shares of common stock and Public Stockholders, the trading market for Pubco ordinary share may be less liquid than the market for Relativity Class A Common Stock prior to the Business Combination, and Pubco may not be able to meet the listing standards of Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Pubco’s business will be reduced.

Q:
How do I exercise my Redemption Rights?

A:
If you are a Public Stockholder and wish to exercise your Redemption Rights, you must demand that Relativity redeem your shares for cash no later than 5:00 p.m., Eastern Time, on [        ], 2025 by delivering your share certificates (if any) and other redemption forms to the Transfer Agent physically or electronically using the DWAC System prior to the vote at the Stockholder Special Meeting. Holders of Public Units must elect to separate such units into the underlying Public Shares and Relativity Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If holders hold their Public Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Public Units into underlying Public Shares and Relativity Public Warrants, or if a holder holds Public Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Any holder of Public Shares (other than the Initial Stockholders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $770,000, or $11.96 per share, as of the Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), if any, will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of Relativity’s creditors, if any, which could have priority over the claims of Public Stockholders, regardless of whether such Public Stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your Redemption Rights.

Any written demand of Redemption Rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the Stockholder Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent prior to the vote at the Stockholder Special Meeting.
If a holder of Public Shares properly makes a request for redemption and the certificates for the Public Shares (if any) along with the redemption forms are delivered as described to Transfer Agent as described herein, then, if the Business Combination is consummated, Relativity will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption Rights, then you will be exchanging your Public Shares for cash.
Any request to redeem Public Shares, once made, may be withdrawn at any time, with Relativity’s consent, until the closing of the Business Combination. If Relativity receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Relativity may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. Relativity may select which holders to seek such withdrawals of redemption requests from based on any factors it may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its Redemption Rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.
Q:
What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A:
In the event that a U.S. Holder elects to redeem its Public Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Public Shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale or exchange of the Public Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Public Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Public Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

See the section titled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its Public Shares for cash.
Q:
Will holders of Public Units, Relativity Public Warrants or Public Shares be subject to U.S. federal income tax on the Pubco ordinary shares received in the Business Combination?

A:
Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination,” the parties to the Business Combination intend that the Business Combination qualify as a tax-free exchange pursuant to Section 351 of the Code for U.S. federal income tax purposes. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond Relativity and Pubco’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of Public Shares and Relativity Public Warrants.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the

U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.
The appropriate U.S. federal income tax treatment of the Relativity Public Warrants in connection with the Business Combination is uncertain. It is possible that a U.S. Holder of Relativity Public Warrants could be treated as exchanging such Relativity Public Warrants for “new” warrants. If so treated, a U.S. Holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Pubco Public Warrants held by such U.S. Holder immediately following the Business Combination and the adjusted tax basis of the Relativity Public Warrants held by such U.S. Holder immediately prior to the Business Combination. Alternatively, it is also possible that a U.S. Holder of Relativity Public Warrants could be treated as transferring its Relativity Public Warrants and Relativity Public Shares to Pubco for Pubco Public Warrants and Pubco ordinary shares in an exchange governed only by Section 351 of the Code. If so treated, a U.S. Holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Pubco Public Warrants treated as received by such holder and the Pubco ordinary shares received by such holder over (y) such holder’s aggregate adjusted tax basis in the Relativity Public Warrants and Relativity Public Shares treated as having been exchanged therefor) and (ii) the fair market value of the Pubco Public Warrants treated as having been received by such holder in such exchange.
If the Business Combination qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Relativity Public Warrants, a U.S. Holder that exchanges its Relativity securities in the Business Combination for Pubco ordinary shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco ordinary shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Relativity securities surrendered in the Business Combination in exchange therefor. The holding period of the Pubco ordinary shares should include the holding period of the Relativity securities surrendered in the Business Combination in exchange therefor.
If the Business Combination does not qualify as a tax-free exchange, then a U.S. Holder that exchanges its Public Shares or Relativity Public Warrants, as applicable, for Pubco ordinary shares pursuant to the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the Pubco ordinary shares received and (ii) the U.S. Holder’s adjusted tax basis in the Public Shares or Relativity Public Warrants exchanged.
The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.
Q:
Do I have appraisal rights in connection with the Business Combination?

A:
No. Neither Relativity stockholders nor Relativity warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
The net proceeds of the IPO, together with funds raised from the sale of Private Placement Units simultaneously with the consummation of the IPO, was placed in the Trust Account immediately following the IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay Public Stockholders who exercise Redemption Rights and fees, loans and expenses incurred in connection with the Business Combination.
The total amount of fees, loans and expenses expected to be paid in connection with the Business Combination is expected to be approximately $[2.456 million, which will exceed the amount remaining in the Trust Account following redemptions by a minimum of $[1,763,886] million, which assumes that no Public Stockholders elect to exercise Redemption Rights. Pubco intends to pay the difference by utilizing cash available on-hand or through financing from the sale of the securities of Pubco or BIOT. However, there can be no assurance that Pubco or BIOT will be successful in obtaining sufficient financing on terms acceptable to Pubco or BIOT. Moreover, this payment may have a negative effect on Pubco’s ability to grow its business after Closing in the manner described in this proxy statement/prospectus.
See “Unaudited Pro Forma Condensed Combined Financial Information.” See also “Risk Factors — Risk Related to Operational Factors Affecting BIOT — BIOT’s ability to generate sufficient cash depends on numerous factors beyond our control, and BIOT may be unable to generate sufficient cash flow to service our debt obligations” and — “BIOT’s ability to achieve long-term growth objectives, execute its business plan maintain and expand our operations, and invest in our business, maintain and expand our operations and compete in the future will be adversely affected if adequate capital is not available” and — “Risks Related to Relativity and the Business Combination — Unlike some other blank check companies, Relativity does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for Relativity to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.”
Q:
What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A:
Public Stockholders may vote in favor of the Business Combination and still exercise their Redemption Rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. If the Redemption Limitation Amendment Proposal is not passed at the Stockholder Special Meeting, in no event will Relativity redeem its Public Shares in an amount that would cause its (or Pubco’s, after giving effect to the transactions contemplated by the Business Combination Agreement) net tangible assets to be less than $5,000,001, as provided in the Current Charter.

If a Public Stockholder exercises its Redemption Rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that there are maximum redemptions, or [0] Public Shares held by Public Stockholders are redeemed, the 14,375,000 retained outstanding Relativity Public Warrants would have had an aggregate value of $[           ] (based on the closing price of $[        ] per Relativity Public Warrant on [           ], 2025). If a substantial number of, but not all, Public Stockholders exercise their Redemption Rights, any non-redeeming stockholders would experience dilution to the extent such warrants are exercised and additional Pubco Ordinary Shares are issued.
If the Business Combination is completed notwithstanding redemptions, Pubco will have fewer Pubco Ordinary Shares outstanding and fewer Public Stockholders. With fewer Pubco Ordinary Shares and fewer Public Stockholders, the trading market for Pubco ordinary share may be less liquid than the market for the Public Shares was prior to the Business Combination, and Pubco may not be able to meet the listing standards for Nasdaq. If Pubco’s securities are not approved for listing on Nasdaq and certain other closing conditions are not met or waived among the parties, the Business Combination will not close. In addition, with fewer funds available from the Trust Account, the working capital infusion from the Trust Account into Pubco’s business will be reduced. See “Risk Factors” and the Q&A above for more details.

Q:
Do the Sponsor or any of Relativity’s directors or officers have interests that may conflict with my interests with Respect to the Business Combination?

A:
In considering the recommendation of the Relativity Board to vote in favor of approval of the Business Combination Proposal, stockholders should keep in mind that the Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally, including the aggregate amount of $6,562,500 at risk to the Initial Stockholders (including the Sponsor), which is the amount that the Initial Stockholders paid for their Founder Shares and the Sponsor paid for the Private Placement Units. Relativity’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Stockholders that they approve the Business Combination. Further, the interests of members of the Sponsor and current officers or directors of Relativity may be different from or in addition to (and which may conflict with) your interests and may be incentivized to complete a less favorable business combination rather than liquidating Relativity. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•
if Relativity does not consummate an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it would either need stockholders to vote for an Extension of such date or cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Relativity Board, dissolving and liquidating. In such event, the Founder Shares held by the Initial Stockholders, which were initially acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The aggregate value of the Founder Shares is estimated to be approximately $[52,159,300], assuming the per share value of the Founder Shares is the same as the $[12.28] closing price of the Relativity Class A Common Stock on Nasdaq on January 11th, 2023, the date the shares stopped trading (the “Trading Halt”), and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination). As a result, the Initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if after the Closing Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination (such as the Business Combination) rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
in connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment. If we do not consummate an Initial Business Combination transaction by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then a portion of the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless. The Private Placement Units had an aggregate market value of approximately $[8,492,213] based upon the closing price of $[12.99] per Public Unit on Nasdaq on [January 11, 2023, the date of the Trading Halt]. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
the fact that the Sponsor and Relativity’s directors and officers have agreed, as part of the IPO and to induce Relativity and the underwriters to enter into the underwriting agreement in connection with the IPO, not to redeem any shares of Relativity Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination;

•
in order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
if Relativity does not complete an Initial Business Combination by February 15, 2026 (or such other date as approved by Relativity’s stockholders), a portion of the proceeds from the sale of the Private Placement Units will be included in the liquidating distribution to Relativity’s Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless;

•
the fact that the Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, regardless of how Public Stockholders vote;

•
following consummation of the Business Combination, the Sponsor, Relativity’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an Initial Business Combination, and repayment of any other loans, if any, on such terms as to be determined by Relativity from time to time, made by Sponsor or certain of Relativity’s officers and directors to finance transaction costs in connection with the Business Combination. However, if Relativity fails to consummate an Initial Business Combination within the required period, the Sponsor and Relativity’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. However, there have been no material out-of-pocket expenses subject to reimbursement to date and Relativity does not anticipate any such expenses prior to Closing;

•
following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Relativity and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Relativity for working capital expenses;

•
if Relativity does not complete an Initial Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

•
the Sponsor will enter into the A&R Registration Rights Agreement at Closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination; and

•
Relativity’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

These interests, which create actual and potential conflicts of interest further described in the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Accordingly, these interests may have influenced Relativity Board in making their recommendation that you vote in favor of the approval of the Business Combination. The members of the Relativity Board were aware of and considered these interests, among other matters, when they approved the Business Combination and recommended that Relativity’s stockholders approve the proposals required to effect the Business Combination. The Relativity Board determined that the overall benefits expected to be received by Relativity and its stockholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Relativity Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and these interests are disclosed in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein, (ii) most of these disparate interests would exist with respect to a business combination by Relativity with any other target business or businesses, (iii) the Sponsor and Relativity’s directors and officers will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco, which may be affected by various other factors other than these interests and (iv) Relativity retained ErShares to provide a fairness opinion to the Relativity Board in connection with the Business Combination and, on February 24, 2025 ErShares delivered its opinion to the Relativity Board as to the fairness, from a financial point of view, of the consideration to be issued to the Sellers pursuant to the Business Combination Agreement. For a description of the opinion issued by ErShares to the Relativity Board, please see the section titled “Proposal No. 1 — The Business Combination Proposal — Opinion of ErShares as Fairness Opinion Provider.” In addition, Relativity’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Relativity Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.
Q:
Does Relativity currently have any plans to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties?

Our Sponsor may enter into one or more non-redemption agreements with certain stockholders which would provide for the allocation of Relativity Class A Common Stock in exchange for the stockholder agreeing to hold and not redeem certain public shares (“Non-Redemption Agreements”). We have not begun such conversation with certain stockholders regarding such Non-Redemption Agreements, nor have executed any such agreements at this time.
At this time, there are no negotiations for, or conditional intent to enter into any, additional financings. Any such financing will have a dilutive impact on Public Stockholders’ equity stake and voting power.
Q:
How do the Initial Stockholders intend to vote on the Proposals at the Stockholder Special Meeting?

A:
The Initial Stockholders own of record and are entitled to vote an aggregate of approximately 98.5% of the outstanding shares of Relativity Common Stock. The Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. Accordingly, the Initial Stockholders will be able to approve all of the Proposals to be presented at the Stockholder Special Meeting, including approval of the Business Combination Proposal, even if no Public Stockholder votes in favor of approving the Business Combination Proposal or any of the other Proposals to be presented at the Special Meeting.

Q:
What constitutes a quorum at the Special Meeting?

A:
A majority of the voting power of all outstanding shares of capital stock of Relativity entitled to vote as of the Record Date at the Stockholder Special Meeting must be represented in person or by proxy at the Stockholder Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own approximately 98.5% of the issued and outstanding shares of Relativity Common Stock, will count towards this quorum. Because all of the Proposals to be voted on at the Stockholder Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any Proposals unless instructed, so Relativity does not expect there to be any broker non-votes at the Stockholder Special Meeting. As a result, as of the Record Date, in addition to the Initial Stockholders, no additional holders of Relativity Common Stock would be required to be present at the Stockholder Special Meeting to achieve a quorum.
Q:
What vote is required to approve each Proposal at the Special Meeting?

A:
The Business Combination Proposal:

The affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class, is required to approve the Business Combination Proposal. Relativity stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If Relativity stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur.
The Redemption Limitation Amendment Proposal:
The affirmative vote of the holders of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class, is required to approve the Redemption Limitation Amendment Proposal.
The Stockholder Adjournment Proposal:
The affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class, is required to approve the Stockholder Adjournment Proposal.
The Initial Stockholders will be able to approve all of the Proposals to be presented at the Stockholder Special Meeting, including the Business Combination Proposal, even if no Public Stockholder votes in favor of approving the Business Combination Proposal or the Stockholder Adjournment Proposal at the Stockholder Special Meeting.
Q:
Do any of Relativity’s directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of Relativity’s stockholders?

A:
Relativity’s officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Relativity’s stockholders generally. The Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally, including the aggregate amount of $6,562,500 at risk to the Initial Stockholders (including the Sponsor), which is the amount that the Initial Stockholders paid for their Founder Shares and the Sponsor paid for the Private Placement Units. The Relativity Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of Relativity. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Stockholder Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares or warrants are held in the name of your broker, bank or other nominee.

Q:
How do I vote?

A:
If you are a stockholder of record of Relativity as of the Record Date, you may submit your proxy before the Stockholder Special Meeting, complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Stockholder Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.
Q:
 How many votes do I have at the Special Meeting?

A:
Relativity’s stockholders and Public Warrant Holders are each entitled to one vote at their respective Special Meeting for each share of Relativity Common Stock or each Relativity Public Warrant held of record as of the Record Date. As of the close of business on the Record Date, there were [4,309,988] outstanding shares of Relativity Common Stock outstanding.

Q:
If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:
As discussed above, if your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares in “street name” by returning a proxy card directly to Relativity or by voting online at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold securities in “street name” for a beneficial owner of those securities typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all Proposals to be voted on at the Special Meeting are “non-routine” matters, and therefore, Relativity does not expect there to be any broker non-votes at the Special Meeting.
If you are a Relativity stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Proposals to be presented at the Special Meeting.
Q:
What if I attend either of the Special Meeting and abstain or do not vote?

A:
For purposes of the Special Meeting, an abstention occurs when a securityholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a Relativity stockholder that attends the Stockholder Special Meeting in person and fails to vote on the Business Combination Proposal or the Stockholder Adjournment Proposal, your failure to vote will have no effect on the vote count. If you are a Relativity stockholder that attends the Stockholder Special Meeting in person and you respond to such proposals with an “abstain” vote, your “abstain” vote will have no effect on any of the Proposals.
If you are a Relativity stockholder that attends the Stockholder Special Meeting in person and fails to vote on the Redemption Limitation Amendment Proposal, your failure to vote will have the same effect as a vote against the Redemption Limitation Amendment Proposal. If you are a Relativity stockholder that attends the Stockholder Special Meeting in person and you respond to such Proposals with an “abstain” vote, your “abstain” vote will have the same effect as a vote against the Redemption Limitation Amendment Proposal.

Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Relativity shares or Relativity Public Warrants represented by your proxy will be voted as recommended by the Relativity Board with respect to that Proposal.

Q:
May I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. You may change your vote at any time before your proxy is voted at either of the Special Meeting. You may do this in one of three ways:

•
filing a notice with Relativity or its proxy solicitor;

•
mailing a new, subsequently dated proxy card; or

•
by attending the Special Meeting and electing to vote your shares or Relativity Public Warrants.

If you are a stockholder of record of Relativity and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, Nevada 89169, and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 5:00 p.m., Eastern time, on [        ], 2025, or by voting at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Relativity Common, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:
What happens if I fail to take any action with respect to the Special Meeting?

A:
If you fail to take any action with respect to the Stockholder Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of Pubco. Failure to take any action with respect to the Stockholder Special Meeting will not affect your ability to exercise your Redemption Rights. If you fail to take any action with respect to the Stockholder Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of Relativity while Relativity searches for another target business with which to complete an Initial Business Combination.

Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials for their respective Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card for the Special Meeting. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of yourshares.

Q:
Whom should I contact if I have any questions about the proxy materials or voting?

A:
If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact Relativity’s proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Tel: 877-870-8565 (toll-free) or
(206) 870-8565 (banks and brokers can call collect)
Email: ksmith@advantageproxy.com To obtain timely delivery, Relativity’s stockholders and Public Warrant Holders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about Relativity from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”
If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to the Transfer Agent at least two business days prior to the Stockholder Special Meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Special Meeting, including the Business Combination Proposal, you should read this proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
In this section “we,” “us,” “our” or the “Company” refer to Relativity prior to the Business Combination and to Pubco following the Business Combination.
The Parties to the Business Combination
Relativity Acquisition Corp.
Relativity is a blank check company incorporated as a Delaware exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
On February 15, 2022, Relativity completed its initial public offering of 14,375,000 units (including 1,875,000 units offered in connection with the full exercise of underwriters’ overallotment options), with each unit consisting of one Public Share and one Relativity Public Warrant. Simultaneously with the closing of the IPO and the overallotment option, Relativity consummated the private placement of an aggregate of 653,750 Private Placement Units to the Sponsor at a purchase price of $10.00 per Private Placement Unit. A total of $146,625,000 of the net proceeds of the sale of Public Units and the sale of the Private Placement Units was placed in the Trust Account for the benefit of the purchasers of the Public Units in the IPO.
On December 21, 2022, Relativity held the Extension Meeting at which Public Stockholders holding 14,221,705 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per Public Share). Following the redemptions, there were [153,295] Public Shares outstanding and a total of 807,045 shares of Relativity Class A Common Stock outstanding, including the 653,750 shares of Relativity Class A Common Stock underlying the Private Placement Units that were beneficially owned by the Sponsor.
On February 27, 2023, Relativity issued an aggregate of 3,593,749 shares of Relativity Class A Common Stock to the Initial Stockholders upon the conversion of an equal number of shares of Relativity Class B Common Stock. These Relativity Class A Common Stock are subject to the same restrictions as applied to the Relativity Class B Common Stock before the conversion, including, among other things, certain transfer restrictions, waiver of Redemption Rights and the obligation to vote in favor of an Initial Business Combination, as described in the prospectus for the IPO. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock. The Sponsor then transferred 533,525 shares of Relativity Class A Common Stock to certain members of the Sponsor.
Since the completion of the IPO, Relativity’s activity has been limited to the evaluation of business combination candidates.
On December 21, 2022, Relativity’s stockholders approved the Extension. Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its Initial Business Combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the Extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per public share) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account and [153,295] shares of Relativity Class A Common Stock outstanding held by the Public Stockholders. On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On January 31, 2024, Relativity filed a definitive proxy statement on Schedule 14A with the SEC for a special meeting of stockholders to be held at 10:00 a.m. Eastern time on February 13, 2024 to amend its Current Charter to extend the date by which it must consummate its Initial Business Combination from February 15, 2024 to February 15, 2025 and to amend Trust Agreement to permit the Trustee to maintain the funds in the Trust Account in an interest-bearing demand deposit account at a bank. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
As of January 17, 2025, Relativity had approximately $770,000 available in the Trust Account. If Relativity does not complete the Business Combination or another business combination by February 15, 2026, subject to Relativity’s provision of an aggregate of $12,000 for the entire calendar year, from its working capital into the Trust Account for the second Funded Extension Period, in accordance with the requirements set forth in the Current Charter (or such later date as may be approved by Relativity stockholders in an amendment to its Current Charter), Relativity must redeem 100% of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. The Initial Stockholders have waived any rights it may have with respect to any monies held in the Trust Account as a result of any liquidation of Relativity with respect to the Founder Shares (as defined in this proxy statement/prospectus) and the Private Placement Shares and, accordingly, in the event a business combination is not effected by Relativity by February 15, 2026, such securities would be worthless.
Further, Relativity has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Relativity cannot assure you that its plans to raise capital or to consummate an Initial Business Combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern.
The Public Units, Relativity Class A Common Stock, and Relativity Public Warrants are not listed.
Relativity’s principal executive office is located at 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, Nevada 89169, and its telephone is (888) 710-4420.
Relativity Holdings Inc. (“Pubco”)
Pubco is a Cayman Island company formed on May 22, 2025 solely for the purpose of effecting the Business Combination and to serve as the publicly traded parent company following the Business Combination. Pubco owns no material assets other than 100% of the shares in Merger Sub and does not operate any business. Pursuant to the terms and subject to the conditions of the Business Combination Agreement, among other things, Relativity will become a wholly-owned subsidiary of Pubco.
Relativity Purchaser Merger Sub II Inc. (“Merger Sub”)
Merger Sub is an exempted company that will be incorporated in the Cayman Islands with limited liability prior to the closing of the Business Combination, and it will be a wholly-owned subsidiary of

Pubco incorporated for the purpose of effecting the Business Combination described herein and to serve as the vehicle for, and be subsumed by, Relativity pursuant to the Merger. Merger Sub will not have any operations or material assets.
Relativity Acquisition Sponsor, LLC as the Purchaser Representative
The Sponsor will act in the capacity of the Purchaser Representative for the stockholders of Pubco (other than the Sellers) from and after the effective time of the Merger. The nature of the scope and the duties of the Purchaser Representative are limited and are largely administrative and ministerial.
Instinct Bio Technical Company Inc., the Operating Company
Instinct Bio Technical Company Inc., a Cayman Islands exempted company (“BIOT”) formed on March 28, 2025 as a holding company. Pursuant to the terms of the Business Combination Agreement, after the date of the Business Combination Agreement and prior to the consummation of the Business Combination, Instinct Brothers Co., Ltd (“ISB”), will become a subsidiary of BIOT. Upon completion of such reorganization, BIOT will have four (4) operating subsidiaries, Instinct Brothers Co., Ltd, Artisans Production Co., Ltd, Hiroki Global Co., Ltd and Instinct RAS Co., Ltd. Unless the context indicates otherwise, all references to “we,” “us,” “our,” the “Company,” or similar terms used in this proxy statement/prospectus refer to Instinct Bio Technical Company Inc., including its subsidiaries.
The Company is engaged in the research, development, production and distribution of regenerative stem cell-based skincare and wellness products. Leveraging advanced biotechnology and proprietary formulation techniques, the Company specialize in stem cell-based cosmetics designed to promote skin rejuvenation, enhance skin vitality, and anti-aging effects. The Company’s product portfolio includes serums, creams, lotions, and facial masks, all developed with a focus on scientific innovation and efficacy.
BIOT’s business operates through a vertically integrated model, covering product innovation, manufacturing, and strategic distribution channels, including strategic partnerships, retail distribution, and e-commerce platforms. BIOT places a strong emphasis on quality control, regulatory compliance, and sustainable sourcing practices. Through continuous product development and strategic partnerships, BIOT aims to meet the evolving demands of consumers in the high-growth regenerative beauty and wellness industry.
Our principal place of business is located at 3rd Floor West Side Gotanda bldg. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan. Our telephone number is +81-3-5747-9401. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. BIOT’s website address is https://instinct-bro.com. Information contained on, or that can be accessed through, BIOT’s website is not a part of, and shall not be incorporated by reference into, this proxy statement/prospectus.
For additional information about BIOT, see the section entitled “Information about BIOT”.
Tomoki Nagano
Tomoki Nagano, BIOT’s founder, Group Chief Executive Officer, and Chairman of the Board of Directors, has been the visionary force behind the establishment and growth of BIOT. With over two decades of experience in the cosmetics and consumer goods industry, Mr. Nagano specializes in product planning, procurement, international trade, and brand development. As founder, Mr. Nagano has played a critical role in developing BIOT’s proprietary product formulations and driving its strategic expansion into key global markets. He continues to provide strategic leadership, guiding the Company’s long-term vision, partnerships, and product innovation through his extensive experience and industry insights.
Tomoki Nagano, as Seller Representative
Tomoki Nagano will act in the capacity as Seller Representative from and after the consummation of the Business Combination in accordance with the terms and conditions of the Business Combination Agreement. The Seller Representative will represent the interests of the Sellers with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any post-Closing adjustments to the Contribution Consideration and indemnification.

Proposals to be Submitted at the Special Meeting
Proposal 1:   The Business Combination Proposal
The Business Combination Agreement
The terms and conditions of the Business Combination are contained in the Business Combination Agreement, substantially in the form attached to this proxy statement/prospectus as Annex A. Relativity encourages you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.”
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) Merger Sub will merge with and into Relativity, with Relativity surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), and (b) each Seller will contribute all of its ownership interests in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $200,000,000, to be paid in ordinary shares, par value $0.00001 per share, of Pubco (“Pubco ordinary share”) valued at $10.00 per share. At the closing of the Business Combination (the “Closing”), each warrant of Relativity issued in its initial public offering (the “IPO” and each such warrant, a “Relativity Public Warrant”) will be converted into one warrant of Pubco (“Pubco Public Warrant”), immediately prior to the Business Combination as described in this proxy statement/prospectus), and each warrant underlying the private placement units (the “Private Placement Units”) issued to the Sponsor in a private placement simultaneously with the closing of Relativity’s initial public offering (“Relativity Private Warrant”) will be converted into one private warrant of Pubco (“Pubco Private Warrant”), in each case with such warrant of Pubco having substantially the same terms and conditions as set forth in the respective warrants of Relativity, except that in each case they will represent the right to acquire shares of Pubco Ordinary Shares, in lieu of shares of Relativity Class A Common Stock.
Representations and Warranties
The Business Combination Agreement contains a number of representations and warranties by each of Relativity, Pubco, Merger Sub and the Operating Company. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. The Operating Company is required to deliver disclosure schedules required under the Business Combination Agreement to Relativity on or prior to [•], 2025.
Covenants
Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the provision by Sellers of responses to Purchaser Parties’ due diligence requests; (3) provision of the audited financial statements of the Operating Company by the Seller Representative on or before May 30, 2025, the Outside Date shall be automatically extended by one day for each day that the Audited Company Financials have not been delivered after May 30, 2025; (4) Relativity making all required public filings;

(5) no solicitation; (6) no insider trading; (7) notifications of certain breaches, consent requirements or other matters; (8) efforts to consummate the Closing; (9) preparation and filing of registration statement; (10) relisting of purchaser’s securities; (11) public announcements; (12) confidentiality; (13) retention of documents and information; (14) post-closing board of directors and executive officers; (15) indemnification; (16) trust account proceeds; (17) further assurances and (18) the operation of their respective businesses in the ordinary course of business; provided that in the case of the Operating Company their only covenant is to not make any divided or distribution except consistent with past practices and to enter into related party transactions only on arms’ length terms. Each party also agreed during the Interim Period not to solicit or enter into any written inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. There are also certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of trust account proceeds. During the Interim Period, Relativity may, but is not required to, enter into financing agreements on such terms as Relativity and the Seller Representative agree (the “Transaction Financing”).
Conditions to Closing
The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:
•
receipt of the approval of the stockholders of Relativity;

•
expiration of any applicable waiting period under any antitrust laws;

•
receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

•
the absence of any law or order that would prohibit the consummation of the Transactions;

•
the members of the Post-Closing Board shall have been elected or appointed as of the Closing;

•
the effectiveness of the Registration Statement;

•
the shares of Pubco common stock to be issued in connection with the Transactions having been approved for listing on Nasdaq;

•
certain Sellers and the Sponsor will have each entered into a Lock-Up Agreement (the “Lock-Up Agreements”) with Pubco, Relativity and the Purchaser Representative, and the Founder will have each entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreements”) in favor of Pubco, each of which shall be in full force and effect;

•
Purchaser, Purchaser Representative and IPO Underwriter shall have duly executed and delivered the Fee Waiver Agreement, on terms prescribed and agreed by the Target Company;

•
the Sponsor shall have duly executed and delivered the Sponsor Escrow Agreement and shall have deposited the Sponsor Shares and Escrow Shares into escrow in accordance with the terms and subject to the conditions set forth therein;

•
Purchaser or Pubco has obtained approval from Nasdaq for the listing of the Class A Common Stock, and such common stock remains listed and eligible for trading on Nasdaq on the Closing Date; and

•
Pubco shall qualify as a “foreign private issuer” at the Closing.

Unless waived by Seller Representative, the obligations of the BIOT, Seller and the Founder to consummate the Business Combination are subject to the satisfaction of the following additional conditions:
•
the representations and warranties of the Purchaser Parties being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to any Material Adverse Effect);

•
the Purchaser Parties having performed in all material respects their obligations and complied in all material respects with their covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;

•
absence of any Material Adverse Effect with respect to Relativity since the date of the Business Combination Agreement which is continuing and uncured;

•
the Lock-Up Agreements, the Non-Competition Agreements and all related agreements shall be in full force and effect;

•
Pubco will have amended and restated its organizational documents and delivered evidence to the Seller Representative of the effectiveness of the Amended Pubco Documents.

•
the Seller Representative will have received a copy of the Registration Rights Agreement between Pubco and the Sellers in a form reasonably acceptable to each of the Sellers and Pubco;

•
Relativity shall have delivered to the Sellers a copy of an amendment to the registration rights agreement entered into between Relativity and certain of its shareholders at the time of Relativity’s initial public offering to amend the terms thereof; and

Unless waived by Relativity, the obligations of Relativity, Merger Sub and Pubco to consummate the Business Combination are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other Closing deliverables:
•
the representations and warranties of the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect);

•
the Sellers having performed in all material respects their obligations and complied in all material respects with their covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;

•
absence of any Material Adverse Effect with respect to the Target Companies, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured;

•
the Operating Company having delivered the audited financial statements as of and for the years ended November 30, 2024 and 2023;

•
the Lock-Up Agreement, and the Non-Competition Agreement, shall be in full force and effect in accordance with the terms thereof as of the Closing;

•
Relativity shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Relativity between certain individuals and Pubco or a subsidiary thereof;

•
Relativity shall have received a copy of an amendment to the registration rights agreement duly executed by Relativity’s IPO underwriter; and

•
The Sellers shall have delivered an executed written directive setting forth the portion of the Aggregate Share Amount to be received by each Seller and an assignment transferring certain interests owned by such Seller to Pubco.

Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:
•
by mutual written consent of Relativity and BIOT;

•
by either Relativity or BIOT if any of the conditions to Closing have not been satisfied or waived by August 15, 2025 (the “Outside Date”), provided, that if BIOT does not deliver the audited financial statements on or before May 30, 2025, the Outside Date will be automatically extended by one day for each day that such audited financial statements have not been delivered after May 30, 2025;

•
by either Relativity or BIOT in the event of the other party’s uncured breach of the Business Combination Agreement (subject to certain materiality qualifiers and cure rights);

•
by either Relativity or BIOT if the Special Meeting is held and the approval of the shareholders of Relativity is not received;

•
by written notice by Relativity if Seller Representative fails to (i) timely deliver a disagreement statement in connection with Relativity’s due diligence review as described in the Business Combination Agreement, (ii) if the designated valuation firm determines that there exists a Material Reduction or (iii) Relativity and the Seller Representative agree that a Material Reduction has occurred; or

•
by written notice by BIOT to Relativity, as long as BIOT has provided all requested or required information to Relativity, if (i) Relativity or Pubco fails to complete its due diligence on BIOT within the Due Diligence Period (as defined in the Business Combination Agreement); (ii) Relativity or Pubco fails to obtain all necessary approvals from relevant authorities for the Merger by April 30, 2025; or (iii) Pubco fails to apply for listing on the Nasdaq Global Market ten (10) business days after the Registration Statement is filed with the SEC.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. If the Business Combination Agreement is terminated because the Sellers have entered into an agreement for an alternative transaction in violation of the terms of the Business Combination Agreement, the Purchaser Parties shall be entitled to reimbursement for expenses incurred prior to such termination, subject to the terms and condition set forth in the Business Combination Agreement.
Related Agreements
Lock-Up Agreements
The Non-D&O Lock-Up Agreement reduces the number of shares of Pubco Common Stock held by private placement unit investors, other than current officers or directors or insiders of the combined company and sponsor subscribers, that are subject to restrictions of the IPO letter.
To satisfy the Nasdaq Panel regarding liquidity, on February 27, 2023, Relativity issued an aggregate of 3,593,749 shares of Relativity Class A Common Stock to the holders that acquired Relativity’s common stock prior to its IPO and their permitted transferees (the “Initial Stockholders”), upon the conversion of an equal number of shares of Relativity’s Class B Common Stock. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock. The Sponsor then transferred 533,525 shares of Relativity Class A Common at Stock to certain members of the Sponsor (Sponsor Subscribers). Subsequent to those transfers, the Sponsor holds 3,500,380 shares of Relativity Class A Common Stock from the conversion of Relativity Class B Common Stock and one share of Relativity Class B Common Stock, as well as 653,750 shares of Relativity Class A Common Stock underlying the Private Placement Units (the “Private Placement Shares”).
1.   Lock-Up Agreement Restrictions
(a)   Private Placement Investors
Purchasers of the private placement units, totaling 653,000, consisting of Purchaser Ordinary Shares of Common Stock A and accompanying warrants, priced at $10 per unit, shall be subject to the following restrictions:
Escrow Requirements: 500,000 private placement units, including shares and warrants will be escrowed by the combined company for six months (180 days) following the closing date.
Transaction Expense Coverage: 500,000 units will be escrowed for six months (180 days) to cover transaction expenses related to Relativity.
(b)   Sponsor Share Subscribers
The Class A common stock, held by sponsor subscribers, totaling 655,000 shares, subject to the IPO Letter shall be subject to the following post combination:

Lock-Up Period: A twelve month (365 days) lock-up period.
Escrow Requirements: 500,000 Shares shall be escrowed by the combined company for six months (180 days) following the business combination for transaction expenses related to Relativity.
Transaction Expense Coverage: Shares held by sponsor subscribers, will be escrowed by the combined company for six (6) months to cover transaction expenses related to Relativity.At closing of the business combinationth number of shares of Pubco Common Stock held by Private Placement Unit holders, other than current officers or directors of the combined company, subject to restrictions and provisions of the lock-up agreement, will be reduced by the number of shares held by holders of private placement units, resulting in 3,996,000 additional unrestricted shares of Pubco Common Stock, which will help Pubco meet Nasdaq’s initial and continued listing standards, and is expected to increase liquidity and secondary trading.
As a condition to the IPO, the Sponsor Subscribers entered into the IPO Letter Agreement in which they agreed that, subject to certain limited exceptions, would not transfer any shares of Relativity Class B Common Stock (or shares of Relativity Class A Common Stock issuable upon conversion thereof) until the earlier of (A) six months after the completion of an Initial Business Combination (such as the Business Combination) or (B) subsequent to an Initial Business Combination (such as the Business Combination), (x) if the last reported sale price of the post-business combination company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after Relativity’s Initial Business Combination or (y) the date on which the post-business combination company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “IPO Letter Lock-Up”).
Non-Competition Agreement
The Founder will enter into certain Non-Competition and Non-Solicitation Agreement (“Non-Competition Agreement”) in favor of Pubco, the Operating Company and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”), to be effective as of the Closing. Under the Non-Competition Agreement, the signatory thereto will agree not to, without Pubco’s prior written consent, compete with the Covered Parties for a period of three (3) years following the Closing and, during such three-year restricted period, not to solicit employees or customers of the Covered Parties. The Non-Competition Agreement will also contain customary confidentiality and non-disparagement provisions.
A&R Registration Rights Agreement
In connection with the consummation of the Business Combination, Pubco, the Initial Stockholders, Sponsor and the Sellers will enter into the A&R Registration Rights Agreement, pursuant to which Pubco will be required to register for resale securities held by the stockholders party thereto. Pursuant to the A&R Registration Rights Agreement, the stockholders party thereto will also be provided with certain “demand” and “piggyback” registration rights. Pubco will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the A&R Registration Rights Agreement.
The A&R Registration Rights Agreement will amend and restate the IPO Registration Rights Agreement.

Ownership of Pubco following the Business Combination
The table below shows the relative ownership levels of holders of outstanding Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	62,488	0.26	31,244	0.13	—	—
Sellers	19,000,000	77.96	19,000,000	78.06	19,000,000	78.16%
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00%
Sponsor(2)	5,308,750	21.78	5,308,750	21.81	5,308,750	21.84%
Shares outstanding	24,371,238	100.00	24,339,994	100.00	24,308,750	100.00%

(1)
Maximum redemption scenario assumes that [           ] Public Shares, which represents approximately 3.5% of Relativity’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of allowable redemptions, without consideration of net tangible asset requirements.

(2)
Includes Private Placement Shares.

The table below shows the fully diluted relative ownership levels of holders of Pubco Ordinary Shares following the Business Combination under varying redemption scenarios.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Public Stockholders(1)	14,437,488	36.64	14,406,244	36.59	14,375,000	36.54%
Sellers	19,000,000	48.22	19,000,000	48.26	19,000,000	48.30%
Initial Stockholders (excluding the Sponsor)	—	0.00	—	0.00	—	0.00%
Sponsor(2)	5,962,500	15.14	5,962,500	15.15	5,962,500	15.16%
Shares outstanding	39,399,988	100.00	39,368,744	100.00	39,337,500	100.00%

(1)
Includes 14,375,000 shares underlying Relativity Public Warrants.

(2)
Includes 653,750 shares underlying Relativity Private Warrants.

The numbers of shares and percentage interests set forth above reflect different redemption scenarios set forth below:
•
Assuming no redemption scenario:   This presentation assumes that no Public Stockholders exercise Redemption Rights with respect to their Public Shares.

•
Assuming 50% redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 50% of the Public Shares exercise Redemption Rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 31,244 Public Shares are redeemed for an aggregate redemption payment of approximately $346,277, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•
Assuming maximum redemption scenario:   This presentation assumes that the Public Stockholders holding approximately 100.0% of the Public Shares exercise Redemption Rights with respect to their Public Shares. This scenario assumes that [62,488] Public Shares are redeemed for an aggregate redemption payment of approximately $692,453, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

The percentage interests set forth above will change if there are additional sources of dilution or the actual facts differ in any other manner from the assumptions incorporated in estimated ownership set forth above. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Relativity’s stockholders that elect not to redeem their Public Shares will experience significant dilution as a result of the Business Combination. Public Stockholders currently own approximately 1.2% of Relativity Common Stock. As noted above, if no Relativity stockholders redeem their Public Shares in the Business Combination and no Relativity Public Warrants are exercised, Public Stockholders will own approximately 0.2% of the total shares outstanding in Pubco. Following the Business Combination, an aggregate of up to 15,028,750 Pubco Warrants will be outstanding. Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming Relativity stockholders.
Assuming that there are maximum redemptions, or [0] Public Shares held by Public Stockholders are redeemed, the 14,375,000 outstanding Relativity Public Warrants would have an aggregate value of $[677,063] (based on the closing price of $[0.0471] per Relativity Public Warrant on [January 11, 2023],). See the section titled “Risk Factors — Risks Related to Relativity and the Business Combination — Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they own, which will result in dilution to non-redeeming Relativity stockholders upon exercise of such Relativity Public Warrants and Risk Factors — Risks Related to Relativity and the Business Combination — The Relativity Warrants may have an adverse effect on the market price of Relativity Common Stock or may create dilution for Public Stockholders.”
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement, assuming (i) none of the Public Shares are redeemed in connection with the Business Combination and (ii) the maximum number of Public Shares are redeemed in connection with the Business Combination while still satisfying the conditions of the Business Combination Agreement. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Where actual amounts are not known or knowable, the figures below represent Relativity’s good faith estimate of such amounts assuming a Closing as of [           ], 2025.
(in millions)	Assuming No Redemptions	Assuming Maximum Redemptions(1)
Sources
Cash held in Trust Account	$	$
Pubco’s Equity
Total Sources	$	$
Uses
Pubco’s Equity
Transaction Costs(2)
Total Uses	$	$

(1)
[                 ]

(2)

Organizational Structure
The following diagrams illustrate the ownership structure of Relativity and BIOT as of the date of this proxy statement/prospectus. For illustrative purposes, the Initial Stockholders in the diagram below exclude the Sponsor.

Pre-Business Combination Org Chart
The diagram below depicts the organizational structure of BIOT upon closing of the Proposed Reorganization (as defined below):
The following diagram illustrates the ownership structure of Pubco immediately following consummation of the Business Combination. For illustrative purposes, the Initial Stockholders in the diagram below exclude the Sponsor.
Board of Directors and Executive Officers of Pubco Following the Business Combination.
Following the completion of the Business Combination, the director of Pubco will be Tomoki Nagano, and Jessica Assaf as an independent director and the total number of directors of Pubco will be increased to seven persons. For more information, see the section entitled “Management of Pubco Following the Business Combination.”
Proposal No. 2:   The Redemption Limitation Amendment Proposal
The Redemption Limitation Amendment Proposal is a proposal to approve the amendment to Relativity’s Current Charter to eliminate the requirement that Relativity, or any entity that succeeds Relativity as a public company, retain at least $5,000,001 of net tangible assets following the redemption of Public Shares in connection with the Business Combination and to authorize Relativity to redeem Public Shares in amounts that would cause Relativity’s net tangible assets to be less than $5,000,001.
For additional information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Redemption Limitation Amendment Proposal.”
Proposal No. 3:   The Stockholder Adjournment Proposal
The Stockholder Adjournment Proposal allows the Relativity Board to submit a proposal to approve the adjournment of the Stockholder Special Meeting to a later date or dates, if necessary or desirable, at the determination of the Relativity Board. For additional information, see the section of this proxy statement/prospectus entitled “Proposal No. 3 — The Stockholder Adjournment Proposal.”
The Special Meeting
The Stockholder Special Meeting will be held on [           ], 2025, at [           ] a.m., Eastern Time, at Ellenoff Grossman & Schole LLP, located 1345 6th Ave, 11th Floor, New York, NY 10105, or such other date, time, and place to which such meeting may be postponed or adjourned.
At the Stockholder Special Meeting, Relativity’s stockholders will be asked to approve the Business Combination Proposal, the Redemption Limitation Amendment Proposal and the Stockholder Adjournment Proposal (if necessary).
The Relativity Board has fixed the close of business on [           ], 2025 as the Record Date for determining the holders of Relativity Common Stock entitled to receive notice of and to vote at the Special Meeting. As of the Record Date, there were [4,400,795] shares of Relativity Common Stock outstanding and entitled to vote at the Stockholder Special Meeting. Each share of Relativity Common Stock entitles the holder to one vote on each Proposal to be considered at the Stockholder Special Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted.

A majority of the voting power of all outstanding shares of capital stock of Relativity entitled to vote as of the Record Date at the Stockholder Special Meeting must be represented in person or by proxy at the Stockholder Special Meeting to constitute a quorum and in order to conduct business at the Stockholder Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own approximately 96.5% of the issued and outstanding shares of Relativity Common Stock, will count towards this quorum.
The affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class at a meeting at which a quorum is present, is required to approve each of the Business Combination Proposal and the Stockholder Adjournment Proposal.
The approval of the Redemption Limitation Amendment Proposal requires the affirmative vote of the holders of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class.
As of the Record Date, the Initial Stockholders owned and were entitled to vote 4,247,500 shares of Relativity Common Stock, representing approximately 96.5% of the shares of Relativity Common Stock outstanding on that date. The Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.
Accordingly, the Initial Stockholders will be able to approve all of the Proposals to be presented at the Stockholder Special Meeting, including approval of the Business Combination Proposal, even if no Public Stockholder votes in favor of approving the Business Combination Proposal the Redemption Limitation Amendment Proposal or the Stockholder Adjournment Proposal at the Stockholder Special Meeting. As of the Record Date, BIOT did not beneficially hold any shares of Relativity Common Stock.
Reasons for Approval of the Business Combination
For a description of Relativity’s reasons for the approval of the Business Combination and the recommendation of the Relativity Board, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination — The Relativity Board’s Reasons for the Approval of the Business Combination.”
The Relativity Board also gave consideration to certain risks related to the Business Combination, which are described in this proxy statement/prospectus under the caption “Risk Factors.”
Recommendation to Relativity’s Stockholders
The Relativity Board has determined that the Business Combination Proposal is fair to and in the best interests of Relativity and its stockholders, has unanimously approved the Business Combination Proposal, and recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Redemption Limitation Amendment Proposal and “FOR” the Stockholder Adjournment Proposal, in each case, if presented at the Stockholder Special Meeting.
Redemption Rights
Public Stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Stockholder may request redemption of their Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two (2) business days prior to the consummation of the Business Combination, including interest (less taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Initial stockholders will not have Redemption Rights with respect to any Relativity Common Stock owned by them, directly or indirectly.
You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
hold (a) Public Shares or (b) Public Units and you elect to separate your units into the underlying Public Shares and Relativity Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares; and

(ii)
prior to 5:00 p.m., Eastern Time, on [           ], 2025, (a) submit a written request to the Transfer Agent that Relativity redeem your Public Shares for cash and (b) deliver your share certificates for your Public Shares (if any) to the Transfer Agent, physically or electronically through DTC.

Any request to redeem Public Shares, once made, may be withdrawn at any time, with Relativity’s consent, until the closing of the Business Combination. If Relativity receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Relativity may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. Relativity may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Relativity and BIOT transaction expenses. If a holder of Public Shares delivered its Public Shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its Redemption Rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their Redemption Rights will not be entitled to redeem their shares. In such case, Relativity will promptly return any shares previously delivered by Public Stockholders.
In order for Public Stockholders to exercise their Redemption Rights, they must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to 5:00 p.m., Eastern Time, on [           ], 2025 (two (2) business days prior to the vote at the Stockholder Special Meeting). Immediately following the consummation of the Business Combination, Relativity will satisfy the exercise of Redemption Rights by redeeming the Public Shares issued to the Public Stockholders that validly exercised their Redemption Rights.
Appraisal Rights
Neither Relativity stockholders nor Relativity warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Relativity has engaged [           ] to assist in the solicitation of proxies. If a stockholder or a Public Warrant Holder grants a proxy, it may still vote its shares or Relativity Public Warrants in person if it revokes its proxy before the Special Meeting. A stockholder or Public Warrant Holder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination
In considering the recommendation of the Relativity Board to vote in favor of approval of the Business Combination Proposal, stockholders should keep in mind that the Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally, including the aggregate amount of $6,562,500 at risk to the Initial Stockholders (including the Sponsor), which is the amount that the Initial Stockholders paid for their Founder Shares and the Sponsor paid for the Private Placement Units. Relativity’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Stockholders that they approve the Business Combination. Further, the interests of members of the Sponsor and current officers or directors of Relativity may be different from or in addition to (and which may conflict with) your interests and may be incentivized to complete a less favorable business combination rather than liquidating Relativity. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:
•
if Relativity does not consummate an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it would either need stockholders to vote for an Extension of such date or cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Relativity Board, dissolving and liquidating. In such event, the Founder Shares held by the Initial Stockholders, which were initially acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The aggregate value of the Founder Shares is estimated to be approximately $[52,159,300], assuming the per share value of the Founder Shares is the same as the $[12.28] closing price of the Relativity Class A Common Stock on Nasdaq on [January 11th, 2023], the date our securities stopped trading (the “Trading Halt”), and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination). As a result, the Initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if after the Closing Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination (such as the Business Combination) rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
in connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment. If we do not consummate an Initial Business Combination transaction by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then a portion of the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless. The Private Placement Units had an aggregate market value of approximately $[8,492,213] based upon the closing price of $[12,99] per Public Unit on Nasdaq on [January 11th, 2023], the date of the Trading halt. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
the fact that the Sponsor and Relativity’s directors and officers have agreed, as part of the IPO and to induce Relativity and the underwriters to enter into the underwriting agreement in connection with the IPO, not to redeem any shares of Relativity Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination;

•
in order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
if Relativity does not complete an Initial Business Combination by February 15, 2026 (or such other date as approved by Relativity’s stockholders), a portion of the proceeds from the sale of the Private Placement Units will be included in the liquidating distribution to Relativity’s Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless;

•
the fact that the Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, regardless of how Public Stockholders vote;

•
following consummation of the Business Combination, the Sponsor, Relativity’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an Initial Business Combination, and repayment of any other loans, if any, on such terms as to be determined by Relativity from time to time, made by Sponsor or certain of Relativity’s officers and directors to finance transaction costs in connection with the Business Combination. However, if Relativity fails to consummate an Initial Business Combination within the required period, the Sponsor and Relativity’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. However, there have been no material out-of-pocket expenses subject to reimbursement to date and Relativity does not anticipate any such expenses prior to Closing;

•
following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Relativity and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Relativity for working capital expenses;

•
if Relativity does not complete an Initial Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

•
the Sponsor will enter into the A&R Registration Rights Agreement at Closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination; and

•
Relativity’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

These interests, which create actual and potential conflicts of interest further described in the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Accordingly, these interests may have influenced Relativity Board in making their recommendation that you vote in favor of the approval of the Business Combination. The members of the Relativity Board were aware of and considered these interests, among other matters, when they approved the Business Combination and recommended that Relativity’s stockholders approve the proposals required to effect the Business Combination. The Relativity Board determined that the overall benefits expected to be received by Relativity and its stockholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Relativity Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and these interests are disclosed in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein, (ii) most of these disparate interests would exist with respect to an Initial Business Combination by Relativity with any other target business or businesses, (iii) the Sponsor and Relativity’s directors and officers will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco, which may be affected by various other factors other than these interests and (iv) Relativity retained ErShares to provide a fairness opinion to the Relativity Board in connection with the Business Combination and, on February 24, 2025, ErShares delivered its opinion to the Relativity Board as to the fairness, from a financial point of view, of the consideration to be issued to the Sellers pursuant to the Business Combination Agreement. For a description of the opinion issued by ErShares to the Relativity Board, please see the section titled “Proposal No. 1 — The Business Combination Proposal — Opinion of ErShares as Fairness Opinion Provider.” In addition, Relativity’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Relativity Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.
Stock Exchange Listing
Upon consummation of the Business Combination, we expect to list the Pubco Ordinary Shares and warrants to purchase Pubco Ordinary Shares, on Nasdaq under the proposed symbols “BIOT” and “BIOTW,” respectively.
Pubco’s Amended and Restated Charter
At or prior to the consummation of the Business Combination, the Pubco Board and Pubco’s stockholder will approve and adopt the Amended Pubco Articles. The Amended Pubco Articles will reflect the following material differences from the Current Charter.
•
The name of the new public entity will be “Instinct Bio Technical Company Holdings Inc.” as opposed to “Relativity Holding Inc.”;

•
The authorized share capital of Pubco will be $50,000 divided into 200,000,000 Pubco ordinary shares of US$0.00001 par value each, as opposed to Relativity having 100,000,000 shares of Relativity Class A Common Stock, 10,000,000 shares of Relativity Class B Common Stock and 1,000,000 authorized shares of preferred stock;

•
Pubco’s corporate existence is perpetual as opposed to Relativity’s corporate existence terminating if an Initial Business Combination is not consummated by Relativity within a specified period of time; and

•
The Amended and Restated Charter does not include the various provisions applicable only to SPACs that the Current Charter contains.

For more information regarding the Amended and Restated Charter, see the section entitled “Description of Pubco Securities.”
Comparison of Corporate Governance and Stockholder Rights
There are certain differences in the rights of Pubco’s stockholders and Relativity’s stockholders prior to the Business Combination and following the consummation of the Business Combination. Please see the section of this proxy statement/prospectus entitled “Comparison of Corporate Governance and Stockholder Rights.”

U.S. Federal Income Tax Considerations
For a discussion summarizing the U.S. federal income tax considerations of any exercise of Redemption Rights, please see “Material U.S. Federal Income Tax Considerations.”
Expected Accounting Treatment
The Business Combination between Relativity and BIOT will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. Under this method of accounting, Relativity will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BIOT issuing shares for the net assets of Relativity, accompanied by a recapitalization. The net assets of Relativity will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. This determination is primarily based on BIOT stockholders comprising a relative majority of the voting power of Pubco and having the ability to nominate a majority of the members of the Pubco Board. BIOT’ operations and BIOT’ senior management comprise the senior management of Pubco. Accordingly, for accounting purposes, the financial statements of Pubco will represent a continuation of the financial statements of BIOT, with the Business Combination being treated as the equivalent of BIOT issuing stock for the net assets of Relativity, accompanied by a recapitalization. The net assets of Relativity will be stated at historical costs, with no goodwill or intangible assets recorded. Operations before the Business Combination will be presented as those of BIOT in future reports of Pubco.
Regulatory Matters
The Business Combination is not subject to any additional regulatory requirement or approval, except for (i) filings with the Secretary of State of the State of Delaware and the Cayman Islands necessary to effect the Business Combination, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Relativity and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Relativity’s stockholders and Public Warrant Holders. Neither Relativity nor BIOT are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as described above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Emerging Growth Company
Pubco will be an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco ordinary share held by non-affiliates is at least $700 million as of the last business day of Pubco’s prior second fiscal quarter, and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards.
Foreign Private Issuer
Pubco will be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Pubco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Pubco will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
Controlled Company
Pubco will be considered a “controlled company” within the meaning of applicable Nasdaq corporate governance standards because Mr. Tomoki Nagano, BIOT’s founder, chairman of the board of directors and group chief executive officer, holds more than 50% of the voting power upon Closing. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of board of directors of such company consist of independent directors, (2) that such company’s board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that such company’s board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While Pubco does not intend to take advantage of these exemptions, it may do so in the future. As a result, Pubco’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
Risk Factors
In evaluating the Proposals to be presented at the Special Meeting, a stockholder or Public Warrant Holder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”
Summary of Risk Factors
You should consider carefully all of the risks described below, together with the other information contained in this proxy statement/prospectus, before voting on the Proposals. The following summarizes certain principal factors that make an investment in Relativity speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks related to Relativity’s, BIOT’s and/or Pubco’s business.
Risks Related to BIOT’s Business and Industry and Pubco following the Business Combination
•
BIOT is a recently formed holding company with no operating history. It expects to operate through Instinct Brothers Co., Ltd which, in turn, is a holding company of several operating subsidiaries. Instinct Brothers Co., Ltd has an evolving operating history. The historical growth may not be indicative of its future performance.

•
The biotechnology, healthcare and beauty industry are highly competitive. If BIOT is unable to compete effectively, it may lose its market share and business, results of operations and financial condition may be materially and adversely affected.

•
Following the Business Combination, BIOT may need additional capital, and BIOT cannot be sure that additional financing will be available.

•
BIOT may not grow its franchise system or it may lose business by failing to compete effectively or by failing to manage the reputation of its brand.

•
The financial performance of BIOT’s franchisee(s) can negatively impact its business.

•
There may be situations where the interests of franchisees conflict with BIOT in the future, potentially resulting in disputes or liability arising from its relationships with franchisees.

•
BIOT’s inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect its financial results.

•
BIOT has limited control over the operations of its franchisees, which may adversely affect its business.

•
The franchisee clinics may face challenges in competing within the cosmetic clinic industry.

•
BIOT’s new product introductions may not be as successful as it anticipates.

•
BIOT’s business depends, in part, on the quality, effectiveness and safety of its healthcare and beauty products.

•
An economic downturn may adversely affect consumer discretionary spending and demand for BIOT’s products and services.

•
BIOT may not be able to achieve or maintain profitability in the future.

•
BIOT is vulnerable to supply shortages, disruptions, extended lead times, and price fluctuations in raw materials and ingredients, any of which could materially affect our supply chain and its operational results.

•
BIOT’s business and financial performance rely on its reputation for high-quality OEM and ODM manufacturing. Any issues with product quality, compliance, or supply chain disruptions could damage its reputation and strain client relationships, leading to loss of business and adverse financial impacts.

•
BIOT is subject to product variability and consistency risks.

•
Influencer collaborations as part of BIOT’s business strategy carry inherent risks that may adversely impact its brand and financial performance.

•
BIOT’s business could be adversely affected by trade tariffs or other trade barriers.

•
There is significant risks associated with BIOT’s international expansion plans.

•
Any significant change in the customer reward program, including its structure or terms, could negatively impact BIOT’s business and financial performance.

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If BIOT fails to obtain and maintain the necessary licenses, permits, registrations, and filings required for its business operations, or if BIOT is unable to acquire additional licenses, permits, registrations, or filings that become necessary due to new government policies, laws, or the expansion of its business, operations and financial results could be materially and adversely affected.

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Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt the business operations.

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Failure to safeguard personal information could subject BIOT to penalties, damage its reputation and brand, and harm the business and results of operations.

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Failure by the franchisee clinics to comply with the Medical Care Act in Japan could subject BIOT to penalties, damage its reputation and brand, and harm its business and results of operations.

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New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of BIOT’s products to consumers could harm its business.

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BIOT may be compelled to undertake product recalls or take other actions, which could adversely affect its brand image and results of operations.

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BIOT may become subject to product liability claims or warranty claims, which could harm its financial condition and liquidity if BIOT is not able to successfully defend or insure against such claims.

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BIOT may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect BIOT, and it could incur substantial judgments, fines, legal fees or other costs.

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BIOT and its subsidiaries may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.

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BIOT’s and its subsidiaries’ intellectual property rights may not protect them effectively.

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If BIOT fails to protect, or incur significant costs in defending or enforcing its intellectual property and other proprietary rights, its business, financial condition and results of operations could be materially harmed.

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BIOT’s future success depends on its ability to retain key personnel and to attract, retain and motivate qualified personnel.

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Any failure in BIOT’s efforts to train health practitioners could result in the misuse of its products, reduce the market acceptance of its products and have a material adverse effect on the business, financial condition, and results of operations.

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BIOT’s and its subsidiaries’ limited insurance coverage, which may expose them to substantial costs and business disruptions.

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Weakened global economic conditions may harm industry, business and results of operations of BIOT.

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BIOT is exposed to fluctuations in currency exchange rates.

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Unfavorable media coverage could harm BIOT’s and its subsidiaries’ business, financial condition, results of operations and prospects

Risks Related to Pubco
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Because Pubco is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

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Although as a Foreign Private Issuer Pubco is exempt from certain corporate governance standards applicable to US domestic issuers, if Pubco cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, Pubco’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

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If Pubco ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

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As an exempted company incorporated in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards.

Risks Related to Relativity and the Business Combination
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The ability of Relativity stockholders to exercise Redemption Rights with respect to a large number of Public Shares or other factors may not allow Relativity to complete the Business Combination or optimize its capital structure.

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You may be unable to ascertain the merits or risks of BIOT’ operations.

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There is no assurance that Relativity’s diligence will have revealed all material risks that may be present with regard to BIOT. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

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Investors may not have the same benefits as an investor in an underwritten public offering, including no independent due diligence review by an underwriter.

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Relativity is dependent upon its executive officers and directors and their departure could adversely affect Relativity’s ability to operate and to consummate the Business Combination. Additionally,

Relativity’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Relativity’s ability to complete the Business Combination.
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Since the Sponsor and Relativity’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Relativity’s stockholders, a conflict of interest may have existed in determining whether the Business Combination with BIOT is appropriate as Relativity’s Initial Business Combination. Such interests include that they will lose their entire investment in Relativity if the Business Combination is not completed.

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The waiver of the corporate opportunity doctrine, as addressed in Relativity’s Current Charter, may materially affect the Business Combination.

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Following the completion of the Business Combination, the value of the shares Pubco ordinary share to be issued at the Closing in exchange for the Founder Shares is likely to be substantially higher than the nominal price paid for the Founder Shares, even if the trading price of Pubco ordinary share at such time is substantially less than $10.00 per share.

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The exercise of Relativity’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Relativity’s stockholders.

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Termination of the Business Combination Agreement could negatively impact Relativity and BIOT.

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The Initial Stockholders have agreed to vote in favor of the Business Combination regardless of how the Public Stockholders vote.

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Relativity’s stockholders and BIOT’ equityholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

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During the pendency of the Business Combination, Relativity and BIOT may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

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If the conditions to the Business Combination are not met, the Business Combination may not occur.

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BIOT will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, which may negatively impact Pubco’s business following the Business Combination.

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The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially. The historical financial results of BIOT and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what its actual financial position or results of operations would have been.

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The Sponsor, Relativity’s directors and officers and their affiliates may elect to purchase Public Shares or Relativity Public Warrants from Public Stockholders, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares.

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Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they own, which will result in dilution to non-redeeming Relativity stockholders upon exercise of such Relativity Public Warrants.

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The Relativity Warrants may have an adverse effect on the market price of Relativity Common Stock or may create dilution for Public Stockholders.

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Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Relativity’s business, including its ability to complete the Business Combination and results of operations.

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There is no guarantee that a Public Stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

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If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

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If you or a “group” of Relativity stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.

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Unlike some other blank check companies, Relativity does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for Relativity to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.

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In the event that a significant number of Public Shares are redeemed, Pubco ordinary share may become less liquid following the Business Combination.

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Public Stockholders have limited rights or interests in funds in the Trust Account. Therefore, for Public Stockholders to liquidate their investment, they may be forced to sell Public Shares, potentially at a loss.

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Relativity’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

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Relativity and BIOT will incur significant transaction costs in connection with the Business Combination.

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If third parties bring claims against Relativity, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.20 per share.

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Relativity’s directors may decide not to enforce the indemnification obligations of the Sponsor under the IPO Letter Agreement, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

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Relativity may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

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Relativity may not be able to obtain Transaction Financing in connection with the Business Combination.

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If, before distributing the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy petition or an involuntary bankruptcy petition is filed against Relativity that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Relativity’s stockholders and the per share amount that would otherwise be received by Relativity’s stockholders in connection with Relativity’s liquidation may be reduced.

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If, after Relativity distributes the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Relativity that is not dismissed, a bankruptcy or other court may seek to recover such proceeds and the members of the Relativity Board may be viewed as having breached their fiduciary duties to Relativity’s creditors, thereby exposing the members of the Relativity Board and Relativity to claims of punitive damages.

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Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

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Relativity stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

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The market price of Pubco Ordinary Shares may be affected by factors different from those currently affecting the prices of shares of Relativity Class A Common Stock.

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The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for Pubco, which may adversely affect the stock price of Pubco following the Business Combination.

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Pubco maybe unable to qualify for listing on Nasdaq prior to the Business Combination, including as a result of the Redemption Limitation Amendment Proposal being approved, and it may not be able to comply with the initial listing standards of Nasdaq following the Business Combination.

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If Relativity were deemed an “investment company” under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for Relativity to complete the Business Combination.

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In connection with the Stockholder Special Meeting, Public Stockholders may need to comply with specific requirements for redemption of their Public Shares that may make it more difficult for Public Stockholders to exercise their Redemption Rights prior to the deadline for exercising their rights.

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If Relativity requires Public Stockholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.

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Relativity could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

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Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations, or our prospects.

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The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of the Business Combination. Such conditions or limitations could also potentially make shares of Class A Common Stock less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.

Risks Related to Pubco and Ownership of Pubco ordinary share
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Our management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our businesses.

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As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner, which could adversely affect our business.

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Changing laws and regulations could create uncertainty for Pubco regarding compliance matters and result in higher costs.

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The rules and regulations applicable to public companies make it more expensive for Pubco to obtain and maintain director and officer liability insurance, which could adversely affect its ability to attract and retain qualified officers and directors.

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Following the completion of the Business Combination, Tomoki Nagano will each control a large percentage of Pubco’s voting power and will be able to exert control over the direction of its business.

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Pubco will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If Pubco relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

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An active, liquid market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

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The market price of the Pubco Ordinary Shares may decline as a result of the Business Combination.

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Pubco’s stock price may change significantly following the Business Combination, even if Pubco’s business is doing well, and you could lose all or part of your investment as a result.

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Pubco may be subject to securities class action litigation, which may harm its business and operating results.

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Because there are no current plans to pay cash dividends on Pubco Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Ordinary Shares at a price greater than what you paid for it.

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Pubco may issue additional Pubco Ordinary Shares or other equity or convertible debt securities without seeking approval of the Pubco stockholders, which would dilute your ownership interests and may depress the market price of the Pubco Ordinary Shares.

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If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding the Pubco Ordinary Shares or if Pubco’s operating results do not meet their expectations, the price and trading volume of Pubco Ordinary Shares could decline.

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Pubco management’s ability to require holders of Pubco Public Warrants to exercise such warrants on a cashless basis will cause holders to receive fewer Pubco Ordinary Shares upon their exercise of the Pubco Public Warrants than they would have received had they been able to exercise such warrants for cash.

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Pubco may redeem unexpired Pubco Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

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There will be material differences between your current rights as a holder of Relativity Common Stock and the rights one will have as a holder of Pubco ordinary share, some of which may adversely affect you.

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Future sales, or the perception of future sales, by Pubco or its stockholders in the public market following the Business Combination could cause the market price for Pubco Ordinary Shares to decline, even if Pubco’s business is doing well.

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Relativity currently is, and Pubco will be, an “emerging growth company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements and extended transition periods to adopt new or revised accounting standards available to emerging growth companies, this could make Relativity’s securities less attractive to investors and may make it more difficult to compare Relativity’s performance with other public companies.

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The Amended and Restated Memorandum and Articles of Association will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

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The Amended and Restated Charter will designate a court located within the Cayman Islands as the exclusive forum for certain disputes between Pubco and its stockholders, each of which could limit the ability of the Pubco’s stockholders to choose the judicial forum for disputes with Pubco or its directors, officers, or other employees.

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The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

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Holders of the Pubco Warrants may have to pay taxes if Pubco adjusts the conversion rate of the Pubco Warrants in certain circumstances, even though such holders would not receive any cash.

TICKER SYMBOL AND DIVIDEND INFORMATION
Pubco
Market Price
Historical market price information regarding Pubco is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Pubco ordinary share or the Pubco Public Warrants.
Dividend Policy
Pubco has not paid any cash dividends on the Pubco ordinary share to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Pubco’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board. However, Pubco does not anticipate paying any dividends on the Pubco ordinary share for the foreseeable future.
Relativity
Market Price
The Public Units, Relativity Class A Common Stock and Relativity Public Warrants are not currently traded on any market.
Holders
On [           ], 2025, there were [           ] holder of record of Relativity’s Units, [           ] holders of record of Relativity Class A Common Stock, one holder of record of Relativity Class B Common Stock and [           ] holder[s] of record of Relativity Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Public Units, Public Shares and Relativity Public Warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Relativity has not paid any cash dividends on Relativity Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.
BIOT
Market Price
Historical market price information for BIOT’s equity interests is not provided because there is no public market for any equity interest of BIOT.
Dividend Policy
BIOT has not paid any cash dividends on its equity interests to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination will depend upon general economic and business conditions; its financial condition and operating results; its available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends to its stockholders; and such other factors as its board of directors may deem relevant. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the board of directors of PubCo.

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.
The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, Pubco’s business, financial condition or results of operations. If any of the events described below occur, Pubco’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Pubco’s securities, and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Relativity and BIOT. Certain of the following risk factors apply to the business and operations of BIOT and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Relativity and BIOT, which later may prove to be incorrect or incomplete. Pubco, Relativity, and BIOT may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Relativity Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “BIOT Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements of Relativity and BIOT and the notes thereto included herein, as applicable.
Risks Related to Operational Factors Affecting BIOT
Unless the context otherwise requires, references to the “Company,” “Instinct Brothers,” “we,” “us” and “our” in this subsection generally refer to BIOT in the present tense and Pubco from and after consummation of the Business Combination.
Investing in us involves a high degree of risk. Before you invest in us, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this proxy statement. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this proxy statement, including our financial statements and the related notes thereto, and the other financial information concerning us included elsewhere in this proxy statement.
Risks Related to Instinct Brothers’ Business and Industry
Instinct Bio Technical Company Inc. is a recently formed holding company with no operating history. It expects to operate through Instinct Brothers Co., Ltd which, in turn, is a holding company of several operating subsidiaries. Instinct Brothers Co., Ltd has an evolving operating history. Our historical growth may not be indicative of our future performance. Instinct Brothers Co., Ltd is currently not a subsidiary of Instinct Bio Technical Company Inc. but is in the process of becoming a subsidiary of Instinct Bio Technical Company Inc.
Instinct Bio Technical Company Inc. is a holding company formed for the purpose of the Business Combination. As a holding company, Instinct Bio Technical Company Inc. does not directly conduct any business operations or generate revenue. Upon the completion of the Business Combination, its primary asset will be its ownership interest in Instinct Brothers Co., Ltd, which, in turn, is a holding company of several operating subsidiaries. As of the date of this registration statement, Instinct Brothers Co., Ltd has not completed the process of becoming a subsidiary of Instinct Bio Technical Company Inc. We expect this process to be completed prior to the Closing of the Business Combination. All risk factors relating to Instinct Brothers’ operations relate to the business currently conducted by Instinct Brothers Co., Ltd and its subsidiaries. Should any operating subsidiary experience financial difficulties or operational challenges, the overall financial performance of Instinct Bio Technical Company Inc. would be adversely affected.
Instinct Brothers Co., Ltd, commenced operations as a regenerative stem cell-based cosmeceutical company in 2017, primarily based in Japan. It is engaged in the development, manufacturing, marketing, and distribution of cosmeceutical products, including skincare and beauty-enhancing formulations. As a cosmeceutical company, the business model is subject to significant uncertainties, including evolving consumer preferences, competition from established brands, and the ability to develop innovative products. As a company with an evolving operating history and business strategy, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue, whether in one or both of our business segments, or with respect to our business as a whole, could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including the materialization of the following risks and other risks described in our prospectus, as well as unforeseen difficulties, complications, delays, and other unknown factors:
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we may be unsuccessful in predicting and capturing healthcare and beauty industry trends and consumer preferences;

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we may be unable to introduce new healthcare and beauty products that appeal to consumers;

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we may be unsuccessful in protecting or enhancing the recognition and reputation of our healthcare and beauty brands;

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we may be unsuccessful in competing for market share with our existing or new competitors;

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the ability of our third-party suppliers, manufacturers, and logistics providers to produce and deliver our healthcare and beauty products in a timely manner and in accordance with ever-changing customer expectations could be disrupted;

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we may not be able to maintain and improve our customer experience; and

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we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience.

There is no certainty in our ability to successfully navigate the various risks and challenges that may arise in the future. Such events have the potential to significantly and negatively impact our business, operational results, and financial health. These risks could lead to a decrease in our customer base. They might also result in a decline in our net sales growth, adversely influencing our profit margins. If we are unable to maintain our growth in net sales or enhance our profit margins, it could seriously affect our business, financial status, and operational outcomes. Therefore, it is essential to understand that any growth in net sales that we may have experienced in the past does not necessarily predict similar results in the future.
The biotechnology, healthcare and beauty industry are highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected
The healthcare, beauty, and biotechnology industries are intensely competitive, with substantial rivalry from both domestic and international players, including large multinational companies that possess diverse portfolios of healthcare and beauty brands. The competitive landscape is shaped by various factors, such as product innovation, pricing strategies, product quality, brand recognition, and the effectiveness of marketing and promotional efforts. Many of our competitors have significant financial resources, technical expertise, and well-established marketing infrastructures, along with long-standing operational experience and a broader customer base, enabling them to quickly adapt to changes in the market.
While we believe that our unique business model offers certain advantages, both established and emerging competitors may adjust their strategies to directly challenge our market position. These adjustments may include targeting younger demographics, implementing aggressive pricing tactics, or launching new and innovative products. Due to their extensive networks and strong brand presence, maintaining the loyalty of our existing customers remains uncertain.

Competitors may also engage in price competition, potentially forcing us to reduce prices, which could negatively affect our profit margins. The unpredictable nature of competitors’ actions, the emergence of new market entrants, technological advancements, and the success of their marketing strategies all pose potential challenges to our growth and market position.
To remain competitive, we must capitalize on our brand strength, swiftly recognize and respond to industry trends, execute impactful marketing initiatives, drive innovation, maintain a diverse product portfolio, and optimize operational efficiency, including effective supply chain management. Additionally, expanding into emerging markets is essential to reinforcing our market position. Failure to sustain our competitive advantage could have a significant adverse impact on our market standing, operational results, and financial stability.
Following the Business Combination, we may need additional capital, and we cannot be sure that additional financing will be available
Following the Business Combination, we may need additional capital to support our ongoing operations, fund research and development initiatives, expand our manufacturing capabilities, enhance our marketing and distribution networks, or pursue strategic acquisitions. As part of our growth strategy, we aim to establish a Cell Processing Center (CPC) facility to enhance our capabilities in the development and production of stem cell-based cosmeceutical products. Establishing and operating a CPC facility will require substantial investment in equipment, skilled personnel, regulatory compliance, and facility maintenance.
However, we cannot be certain that additional financing will be available to us on favorable terms, or at all. Our ability to secure additional funds may be influenced by various factors, including prevailing economic conditions, changes in the regulatory landscape affecting cosmeceuticals, and shifts in consumer preferences or market trends. Furthermore, any equity financing we pursue could result in substantial dilution to our existing shareholders, while debt financing could increase our financial leverage and impose restrictive covenants on our operations.
In addition, the cosmeceutical market is subject to stringent regulatory scrutiny and quality control standards, especially when dealing with stem cell-based products. If new regulations are introduced or existing standards are tightened, we may incur significant compliance costs, necessitating further capital to meet these requirements. Failure to secure adequate funding could hinder our ability to establish the CPC facility, negatively impact our financial performance, and force us to curtail or modify our planned business activities.
If we are unable to raise the necessary capital when required, we may be forced to delay or abandon our growth strategies, including the development of the CPC facility, product launches, or innovation projects. This could weaken our competitive position and adversely affect our business, financial condition, and results of operations.
We may not grow our franchise system or we may lose business by failing to compete effectively or by failing to manage the reputation of our brand
Our success and growth prospects depend on the strength and desirability of our brand, e.g. Genrêver. The Genrêver brand is one of our most valuable assets, and maintaining brand consistency across all franchise clinics is essential to our business. Any franchisee engaging in unethical practices, substandard services, or customer dissatisfaction could negatively impact the perception of the Genrêver brand as a whole.
We believe that potential franchisees choose to partner with us primarily based on the perceived value and quality of our brand and services, the potential for increased revenue through affiliation with our franchise, and the franchise management service fees we charge. However, demographic, economic, or other market changes could reduce the desirability of our brand, potentially decreasing the number of franchised clinics.
Furthermore, the terms of future franchise management service agreements may be less favorable than our current agreements. Regulatory changes may compel us to adjust fee structures or offer additional financial incentives, such as loans and guarantees, to encourage the potential franchisees to open new clinics before operating under our brand names. Such changes could negatively impact our profit margins.

Each of our franchisee clinics also faces competition from major clinic chains operating in both national and international markets, as well as from independent companies in regional markets. Our competitiveness and ability to attract and retain customers at franchisee clinics depend on how effectively we differentiate our cosmetic products and services from those offered by competitors. Failure to do so may result in a loss of market share and negatively impact our operating results.
Our ability to expand our franchise clinic network may be limited due to regulatory restrictions and the structure of our business model
Under Japanese law, the corporate practice of medicine is generally prohibited, and medical clinics must be owned and operated by licensed healthcare professionals. Accordingly, we do not intend to directly own, control, or operate medical clinics in Japan. Instead, we plan to license our brands (e.g., Genrêver) and provide non-clinical administrative, marketing, and facility management services through contractual arrangements with licensed healthcare professionals or entities owned and controlled by such professionals.
Our ability to expand our clinic network in Japan through this model may be constrained by our capacity to identify, engage, and maintain long-term relationships with qualified healthcare professionals willing to enter into such arrangements. Given the fragmented nature of the healthcare industry in Japan and the increasing competition for strategic collaborations, the pace and scope of our expansion may be limited. There is no assurance that our model will be replicable across different regions of Japan or that we will be able to scale our operations as anticipated. Failure to expand our clinic network effectively could adversely affect our business prospects, growth strategy, and financial performance.
Our ability to expand our clinic network in Japan through this model may be constrained by our capacity to identify, engage, and maintain long-term relationships with qualified healthcare professionals willing to enter into such arrangements. Given the fragmented nature of the healthcare industry in Japan and the increasing competition for strategic collaborations, the pace and scope of our expansion may be limited. There is no assurance that our model will be replicable across different regions of Japan or that we will be able to scale our operations as anticipated. Failure to expand our clinic network effectively could adversely affect our business prospects, growth strategy, and financial performance.
In addition, business or operational misalignments between us and the licensed healthcare professionals could impede onboarding, cause early disengagement, or limit the effectiveness of our service delivery. Departing professionals may also establish or affiliate with competing clinics within the same geographic area, potentially diverting patients, staff, and goodwill from our network. Although our service agreements may include non-compete and non-solicitation provisions, such restrictions may not be enforceable or may be subject to significant limitations under Japanese law.
The shortage of licensed healthcare professionals in Japan, particularly in rural and underserved area, poses an additional constraint to expanding our franchise clinic footprint, and could materially limit our ability to grow our business operation.
The financial performance of our franchisee(s) can negatively impact our business
As of the date of this proxy statement/prospectus, our Genrêver clinics operate as franchise, making our financial performance heavily reliant on the operational and financial success of our franchisees. If we are unable to expand the number of franchise clinic locations in certain areas or are restricted from doing so due to factors such as past performance, regulatory constraints, licensing or registration requirements, or other challenges, it could have a substantial negative impact on our future revenue streams.
Our revenue model and cash flow primarily depend on profit sharing and products sale. Therefore, a significant decrease in the number of new franchise clinics being established would adversely affect our revenue generation. While we have implemented operational standards and guidelines for franchisees, we have limited control over their day-to-day management. Although we focus on the overall success and long-term growth of our clinic network, franchisees may pursue business strategies and objectives that do not always align with ours.
Furthermore, our franchisees may encounter difficulties in securing adequate funding to open or sustain their clinics. Excessive debt levels or unfavorable economic conditions may hinder their ability to repay existing obligations, leading to financial difficulties or even bankruptcy. If a substantial number of franchisees face financial distress, it could reduce our management services revenues and disproportionately impact our profitability.
Moreover, the closure of franchised clinics would decrease our management services revenues and other income sources. Since many of our fixed costs are likely to remain constant, even with reduced revenue, this could significantly harm our profit margins.
There may be situations where the interests of our franchisees conflict with ours in the future, potentially resulting in disputes or liability arising from our relationships with franchisees
The franchisees may occasionally disagree with our business strategies, or our interpretation of the respective rights and obligations outlined in the franchise and management services agreements. Differences may also arise regarding the terms and conditions governing the franchisee/franchisor relationship. These disagreements could lead to disputes with our franchisees, and as we continue to expand our franchise network, we anticipate that such disputes may occur from time to time. In some cases, these disputes may escalate to legal action against us.
Even when we achieve favorable outcomes, the process of resolving these disputes can consume significant amounts of management’s time, attention, and financial resources, diverting focus away from clinic operations. This could have a material adverse impact on our business, financial condition, operating results, and cash flows.
Furthermore, our franchise relationships and the potential establishment of new franchise clinic locations are subject to various state and federal regulations. There is a risk that a franchisee or a government agency may initiate legal proceedings against us based on franchisee/franchisor relationship issues. Such legal actions could result in the awarding of damages to franchisees or the imposition of fines and other penalties against us.
Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results
Our future success relies on our ability to anticipate and respond promptly and cost-effectively to shifts in consumer preferences for skincare products. To stay competitive, we must consistently develop, manufacture, and market new products while also expanding existing product lines to cater to both established and emerging distribution channels. The process of creating new products and line extensions demands substantial investments of personnel and financial resources, and there is no guarantee that these efforts will achieve commercial success. We routinely reassess our development projects to determine whether their progress justifies continued investment. Based on these evaluations, we have, in the past, discontinued certain projects and may choose to do so again in the future if the projected outcomes do not warrant further commitment. Failure to bring a product or technology from development to market in a timely manner, or to secure successful market adoption, could result in significant expenses without a corresponding financial return.
Moreover, we must continuously track consumer attitudes toward our industry and product lines, as well as monitor evolving shopping behaviors and distribution methods. To remain competitive, it is essential to sustain and strengthen brand recognition within both established and emerging distribution channels, optimize our product mix across these channels, manage inventories efficiently, and continually update our marketing and sales strategies. We acknowledge that consumer preferences can change unexpectedly and rapidly, especially with the influence of digital and social media, where information and opinions spread quickly. If we fail to accurately predict or react to changes in market trends, consumer demands, or sentiment, our financial performance could be adversely impacted.
Additionally, there may be periods when a significant portion of our sales growth or profitability is derived from a limited number of products, channels, or geographic regions. Should this trend continue or if certain products, channels, or regions fail to meet performance expectations, it could have a material negative impact on our business.

Like in other key markets, there has been a growing trend in Japan toward online retail, accelerated by the COVID-19 pandemic. This shift increases our reliance on major e-commerce platforms and digital marketing strategies. Consequently, any disruption in these online channels or shifts in consumer behavior towards other retail formats could adversely impact our sales and overall business performance in Japan.
We have limited control over the operations of our franchisees, which may adversely affect our business
Our franchisees are independent business operators and are not our employees. As such, we do not exercise direct control over the day-to-day operations of their clinics, except as expressly governed by the terms of our management services agreement. While we provide training, support, and operational standards, the performance and quality of franchised clinics may be compromised due to factors beyond our control. Consequently, franchisees may fail to operate their clinics in accordance with our standards and requirements or may not engage and adequately train qualified personnel.
Any failure by franchisees to maintain our operational standards may materially harm our brand image and reputation, as well as the reputation of other franchisees. This may result in a significant decline in system-wide sales, thereby reducing our management services fees and other sources of revenue. Furthermore, the negative impact on our profitability could exceed the percentage decrease in management services fees.
Our franchisee clinics may face challenges in competing within the cosmetic clinic industry
We operate in the cosmetic clinic industry by providing management services to our franchisee clinics. The industry is characterized by intense competition, with new entrants continually emerging and offering a wide range of cosmetic products and service formats. While we strive to respond to customer needs and enhance our services, there is no assurance that these efforts will yield the expected results. If our franchisee clinics are unable to maintain customer loyalty or if competitors offering cosmetic services attract our franchisee clinics’ customers, resulting in decreased revenues for our franchisee clinics, our business and financial performance may be adversely affected, as a substantial portion of our revenue is derived from franchisees as compensation for management services.
Moreover, many of our franchisee clinics’ current and potential competitors, particularly international competitors, possess significantly greater financial, technical, marketing, and operational resources. This enables them to allocate substantial resources to the design, development, promotion, and support of their clinics. We anticipate that competition within the cosmetic clinic industry will continue to intensify due to increased demand for cosmetic services. Key factors affecting competition include innovation, service quality, reliability, safety, pricing, and customer service. Heightened competition may result in reduced revenues generated by our franchisee clinics, downward pricing pressure, and ultimately adversely affect our business, financial condition, operating results, and prospects, given that a significant portion of our revenue arises from management services fees received from franchisee.
Our new product introductions may not be as successful as we anticipate
We have implemented a structured approach to develop, evaluate, and validate our new product concepts. However, every product launch carries inherent risks and potential for unforeseen challenges. For instance, the market reception of new products and their sales performance may fall short of our expectations due to factors such as inadequate consumer acceptance, pricing issues, or ineffective marketing strategies. Additionally, delays or difficulties encountered by our suppliers or manufacturers could hinder the timely production, distribution, or delivery of new products or their associated displays.
Furthermore, inventory management by our customers may impact new product sales, potentially resulting in product shortages. There is also a risk that the introduction of new products may lead to a decline in sales of certain existing products. Any of these factors could disrupt our ability to meet our sales targets and may adversely affect our business, financial condition, and operating results.
As part of our strategic growth plan, we anticipate continuing to develop new products, including potential expansions into new categories, broadening our brand presence within consumer channels, building a robust global e-commerce platform, and strengthening our footprint in key international markets.

However, venturing into new product categories, distribution channels, or geographic markets may present operational and financial challenges that could impede our ability to execute these expansions successfully. Failure to introduce successful products in either our traditional or adjacent categories and channels could limit our growth potential and materially impact our business, financial health, and operational outcomes.
Our business depends, in part, on the quality, effectiveness and safety of our healthcare and beauty products
A decline in consumer confidence in the ingredients used in our healthcare and beauty products, whether related to concerns about contamination, safety, quality, or the inclusion of prohibited or restricted substances, could result in reputational damage to our brands and lead consumers to choose alternative products. Allegations of safety issues or contamination, even if unfounded, may necessitate significant resource allocation for response efforts and could occasionally lead to product recalls in markets where the affected products were distributed. These incidents or recalls have the potential to adversely affect our profitability and brand reputation.
If our products are considered defective, unsafe, or fall short of meeting consumer expectations, it could damage our consumer relationships, reduce the appeal of our brand, and require recalls or regulatory actions. Additionally, concerns about safety or quality in competing products might lead to a decrease in consumer demand for our offerings. Any of these situations could have a significant adverse impact on our business, financial condition, and operational results.
An economic downturn may adversely affect consumer discretionary spending and demand for our products and services
Our products are often viewed as discretionary items by consumers. The level of spending on such items is influenced by various factors, including overall economic conditions and elements like consumer confidence in future economic prospects, consumer sentiment, the availability and cost of consumer credit, unemployment rates, and tax rates. In times of economic downturn, consumers might postpone or cut back on purchases of our products, leading to a situation where demand does not increase as anticipated. Our business is sensitive to economic cycles, and any resulting fluctuations in consumer demand for our products and services could negatively impact our operational results and financial condition.
We may not be able to achieve or maintain profitability in the future
We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the development and expansion of our business, including:
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investments in our product development team and research and development team and in the development of new products;

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investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

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investments in expansion or maintenance of our online and offline distribution channels in a measured manner, including the potential buildout of our offline experience store footprint;

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investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management and inventory control; and

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incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we must generate adequate revenue to attain and sustain profitability in future periods. Various factors could impact our ability to achieve this goal, including potential low demand for our products, heightened competition, an unfavorable macroeconomic environment, and other risks outlined elsewhere in this prospectus. Failure to maintain or enhance profitability could negatively affect our business and operational outcomes.
We are vulnerable to supply shortages, disruptions, extended lead times, and price fluctuations in raw materials and ingredients, any of which could materially affect our supply chain and our operational results
Our production operations are conducted through Artisans Production Co., Ltd., which serves as the original equipment manufacturer (OEM) and original design manufacturer (ODM) of stem cell cosmetics for third-party brands, such as Brosky and bebe, as well as Instinct Bio’s own brands, developed in collaboration with influencers. The manufacturing of these stem cell-based cosmetic products relies on a stable and timely supply of high-quality raw materials, particularly human stem cell-conditioned media (SCCM), exosomes, and other bioactive ingredients.
A key element of our supply chain is Invitrx Therapeutics Inc., a U.S.-based biotechnology company specializing in stem cell therapies and regenerative medicine technologies (“Invitrx”). Hiroki Global Co., Ltd. has secured an exclusive distribution agreement with Invitrx for Japan until 2041, granting it access to essential raw materials, including SCCM, exosomes, and other bioactive ingredients. While this agreement enhances our competitive advantage, it also introduces supply chain risks, as we depend on a single-source supplier for critical raw materials. Consequently, we may encounter challenges such as ingredient shortages, supply discontinuation, prolonged procurement timelines, increased costs, and potential quality control issues. Moreover, factors like changes in international trade policies, heightened tariffs, and currency exchange fluctuations could further impact the availability and pricing of these critical raw materials. For instance, if Invitrx experiences operational disruptions, prioritizes other clients, or reduces or terminates its relationship with us, it could significantly hinder our ability to meet production demands and maintain operational continuity.
In the event of supply disruptions, identifying alternative suppliers could prove costly, time-consuming, and complex, given the stringent quality and regulatory requirements for stem cell-derived ingredients. To mitigate this risk, Instinct Bio has initiated discussions with Alps Global Holdings Berhad to secure such raw materials. However, securing a reliable secondary supplier remains a considerable challenge.
In addition to raw material risks, our OEM/ODM manufacturing for influencer-backed brands presents unique challenges:
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Brand Reputation and Demand Volatility: Influencer-driven brands are highly dependent on the public image and promotional efforts of the influencers themselves. Any scandal, controversy, or shift in consumer preferences could diminish demand, resulting in excess inventory and financial losses.

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Contractual and Ownership Risks: Although Instinct Bio retains brand ownership, influencers may seek to renegotiate terms or deprioritize collaborations, potentially undermining marketing efforts and long-term brand sustainability.

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Production Challenges: Influencer-backed brands often demand custom formulations and unique packaging, which can increase production costs and cause supply chain bottlenecks if specific materials become unavailable.

Our business and financial performance rely on our reputation for high-quality OEM and ODM manufacturing. Any issues with product quality, compliance, or supply chain disruptions could damage our reputation and strain client relationships, leading to loss of business and adverse financial impacts.
Maintaining and enhancing our reputation as a reliable OEM and ODM partner is essential for our long-term success. Our business heavily relies on the trust and confidence of our clients, who include well-known consumer brands and retail companies. These partners depend on our ability to consistently deliver high-quality products that meet their standards and specifications. Any issues with product quality, compliance, or supply chain disruptions could damage our reputation and strain client relationships, leading to loss of business and adverse financial impacts.
Our reputation is influenced by several factors, including our ability to innovate and produce high-quality, cost-effective products within the required timelines. Meeting customer expectations on product performance, adhering to rigorous quality standards, and demonstrating transparency throughout the production process are essential to preserving client confidence. Additionally, our commitment to ethical manufacturing practices — such as compliance with labor laws, environmental regulations, and standards prohibiting practices like animal testing — is crucial for maintaining our clients’ trust and upholding our reputation.
We invest significant resources in quality control, compliance measures, and production efficiency to meet our partners’ expectations. However, any lapses — whether in quality assurance, supply chain management, or adherence to ethical standards — could expose us to reputational risks. Moreover, if our clients receive negative publicity linked to products we manufacture, it could indirectly harm our business, even if the issue is unrelated to our performance. Any defects or quality issues could lead to costly recalls, reputational damage, or legal liabilities.
Furthermore, as we often operate as a behind-the-scenes manufacturer, we must also manage the risk of being replaced by competitors who offer better pricing, higher quality, or more advanced technology. If our clients choose to shift their production to other OEM or ODM partners, it could significantly impact our revenue and market presence.
Maintaining our reputation as a trusted OEM and ODM partner is critical to retaining existing clients and attracting new business. Failure to do so could result in losing key partnerships and facing long-term financial consequences, including revenue loss and increased costs to rebuild our reputation.
We are subject to product variability and consistency risks
The biological nature of our regenerative stem cell-derived cosmetics present variability risks that could impact product performance, consumer trust, and brand reputation. Differences in stem cell sources extracted from customers and culture conditions may lead to batch-to-batch inconsistencies, affecting efficacy, texture, and bioactive potency.
The quality of SCCM and exosomes however is particularly sensitive to processing techniques and storage conditions. Even minor fluctuations in supernatant and exosome purity and potency can result in unpredictable product outcomes, making it challenging to ensure uniformity across all product lines.
Despite our strict quality controls, external factors such as supplier inconsistencies, raw material availability, and advanced processing technologies may still introduce uncontrollable variability. Any perceived decline in product efficacy or formulation changes could lead to negative consumer feedback, reputational damage, and weakened customer loyalty. Ensuring consistent performance in our stem cell-derived products remains a key operational challenge, and any failure to do so could materially impact our brand reputation, market position, and financial results.
Influencer collaborations as part of our business strategy carry inherent risks that may adversely impact our brand and financial performance
Influencer collaborations as part of our business strategy carry inherent risks that may adversely impact our brand and financial performance. One significant risk is reputation damage, which may occur if an influencer becomes involved in scandals, controversies, or other negative publicity, as our brand may be directly associated with such incidents. Additionally, influencer marketing carries the risk of perceived inauthenticity, particularly if audiences view the promotion as overly commercial or insincere. This perception could reduce the effectiveness of marketing efforts and harm our credibility.
Furthermore, we may face legal and compliance risks if influencers fail to adhere to advertising regulations, such as disclosing sponsored content, potentially exposing us to fines or legal liabilities. An over-reliance on a single influencer could also make us vulnerable to sudden changes in consumer perception or reduced visibility if the influencer’s popularity declines. Additionally, content control issues may arise when influencers independently create content that does not align with our brand message or includes misinformation, leading to potential customer dissatisfaction. Audience mismatch is another potential risk, as promoting products to followers who do not match our target demographic may result in low engagement or sales. Contractual and intellectual property challenges may also arise if agreements with influencers do not clearly define content ownership, brand guidelines, or termination rights, potentially leading to unauthorized use or distribution of promotional materials. Finally, influencer fatigue could occur when influencers frequently endorse numerous brands, diluting the impact of their endorsement and making our promotional efforts less effective. Any of these risks could materially and adversely affect our brand reputation, financial performance, and ability to achieve strategic marketing goals.
Our business could be adversely affected by trade tariffs or other trade barriers
We plan to sell our cosmetic products, medical equipment, and medical supplies to China, Indonesia, Malaysia, Singapore and other countries. China, Indonesia, Malaysia, Singapore and other countries may in the future impose tariffs on the importation of consumer products related to our business, such as cosmetic products, medical equipment, and medical supplies. Any new tariffs on cosmetic products, medical equipment, and medical supplies or other relevant products imposed by China, Indonesia, Malaysia, Singapore or other countries may significantly increase our costs. It is not yet clear what impact these tariffs, if imposed, may have or what actions other governments, including the Japanese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
There is significant risks associated with our international expansion plans
The company’s strategic plan to expand its operations beyond Japan into countries such as China, Indonesia, Malaysia and Singapore involves significant commercial, operational, and financial risks. Entry into new international markets requires navigating complex and varied regulatory frameworks, each with its own unique approval processes, standards for product safety, quality control requirements, and labeling guidelines. Non-compliance with these regulatory requirements could delay market entry, result in penalties, and adversely affect the company’s brand reputation and consumer trust.
Additionally, each new market possesses distinct consumer preferences, purchasing behaviors, cultural norms, and competitive dynamics, which may differ significantly from the Japanese market where the company currently operates. Failure to effectively tailor marketing strategies, product offerings, pricing structures, and distribution methods to these regional differences could limit market acceptance, hinder customer acquisition, and negatively impact profitability. Moreover, expansion into these territories is likely to entail substantial upfront investments in product adaptation, supply chain logistics, local staffing, and promotional activities, all of which increase operational complexity and elevate overall business risk.
Any significant change in the customer reward program, including its structure or terms, could negatively impact our business and financial performance
We are subject to various risks associated with the customer reward program implemented by franchisee clinics. Any significant change in the customer reward program, including its structure or terms, could negatively impact our business and financial performance. The customer reward program allows customers to earn points that expire if unused for a period of 12 months, at which point we earn revenue from the expired points. However, if changes in laws or regulations related to loyalty or reward programs necessitate modifications, we may incur increased compliance costs or be forced to alter the program in ways that reduce its effectiveness. Additionally, if customers perceive the reward program as unfair, confusing, or providing insufficient value, it may result in decreased participation, negative publicity, and diminished customer loyalty, ultimately impacting franchisee clinic revenues and, consequently, our management service fees.
Furthermore, the successful operation of the customer reward program relies on the proper functioning of IT systems and data management. Any technical failures, data breaches, or glitches could disrupt the program, leading to customer dissatisfaction and potential loss of revenue. In addition, should franchisee clinics fail to properly fund or manage the program, we may face unexpected financial liabilities. The effectiveness of the reward program may also be compromised during periods of economic downturn or reduced consumer spending, as customers may be less inclined to accumulate or redeem points.
Moreover, increased competition may result in the introduction of more attractive reward or loyalty programs by competitors, thereby making our program less appealing to customers. This could decrease customer engagement and loyalty, leading to a decline in market share. Lastly, there is a risk of fraud or abuse related to the reward program, either by customers or franchisee clinic staff, which could result in financial losses and harm the reputation of both the franchisee clinics and our brand as a whole. Any of these factors could have a material adverse effect on our business, financial condition, operating results, and prospects.
If we fail to obtain and maintain the necessary licenses, permits, registrations, and filings required for our business operations, or if we are unable to acquire additional licenses, permits, registrations, or filings that become necessary due to new government policies, laws, or the expansion of our business, our operations and financial results could be materially and adversely affected
The healthcare and beauty industry, as well as business models such as export-oriented e-commerce in Japan, are subject to extensive regulatory requirements. As of the date of this prospectus, we have not been subject to any warnings, penalties, or disciplinary actions from government authorities for lacking the requisite licenses, permits, registrations, or filings. However, there is no guarantee that we will not encounter administrative actions in the future, which could significantly impact our business, financial condition, and results of operations.
Moreover, some of the licenses, permits, and registrations that we currently hold, including business licenses for our franchise clinic locations, require periodic renewal. Failure to maintain or timely renew these documents could result in operational disruptions, penalties, or even the suspension or termination of our online or offline business activities. Additionally, as we continue to expand our business and introduce new products or extend our offerings to new markets, we may need to obtain additional licenses and permits. There is no assurance that we will be able to secure these approvals promptly or at all, which could hinder our growth and adversely affect our business operations.
Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operations
Our business operations are vulnerable to disruptions caused by natural catastrophes, health epidemics, and other extraordinary events, which could significantly harm our financial performance. Natural disasters, such as earthquakes, floods, or typhoons, as well as health epidemics and public safety concerns affecting Japan and Southeast Asia, could lead to server interruptions, system failures, technology platform malfunctions, or internet outages. These disruptions may affect our internal operations as well as those of our manufacturers, suppliers, and service providers, potentially causing data loss, software or hardware malfunctions, and interruptions to our daily operations, product manufacturing, and delivery processes. Additionally, health epidemics impacting our employees or business partners could adversely affect our ability to maintain normal business functions. If a health epidemic were to negatively impact the Japanese economy or our target customer base, it could further harm our financial results.
Since our headquarters are located in Japan, where the majority of our management and employees are based, any occurrence of natural disasters, health epidemics, or other public safety incidents in the region could cause severe operational disruptions. Such events could materially and adversely affect our business, financial condition, and overall operating results.
Risk factors related to evolving laws and regulations and compliance with laws and regulations
Failure to safeguard personal information could subject us to penalties, damage our reputation and brand, and harm our business and results of operations
It is crucial for us to safeguard personal information to maintain our brand reputation and avoid potential liabilities. The regulatory landscape for privacy and data protection is constantly evolving and remains uncertain, both in Japan and internationally. Various laws and regulations, such as the Act on the Protection of Personal Information (APPI) in Japan, impose strict requirements on the collection, storage, use, disclosure, and transfer of personal data. Failure to comply with these regulations could expose us to significant legal and financial risks. The APPI, for instance, requires us and our subsidiaries to lawfully use personal information within specified purposes, take adequate security measures, and obtain consent before sharing personal data with third parties. Violations of these requirements could damage our brand, reduce customer trust, and adversely impact our financial performance.
Despite our best efforts to comply, our practices may fall short of the constantly changing requirements, and any perceived or actual failure could lead to regulatory penalties, fines, and civil claims. Our reliance on both internally and externally developed software and hardware to manage vast amounts of personal data introduces the risk of programming errors, bugs, or vulnerabilities that could compromise data security. A data breach or system failure could result in unauthorized access to sensitive information, potentially causing reputational damage, reduced customer demand, and costly legal battles.
Compliance with evolving data protection regulations may also increase operational costs or necessitate changes in our business practices. Any major security incident could negatively affect customer confidence, particularly franchisee clinics, leading to reduced revenue and long-term damage to our brand and business prospects.
Failure by the franchisee clinics to comply with the Medical Care Act in Japan could subject us to penalties, damage our reputation and brand, and harm our business and results of operations
The Medical Care Act defines rights and obligations regarding medical treatment, advertisement, authority, license, treatment of information, safety and security for patients, doctors and other individuals and organizations engaged in medical activities in Japan. A failure by the franchisee clinics to comply with the Medical Care Act may harm our franchised brand and directly result in a reduction of the Company’s revenue, since we receive substantial revenue from the franchisee clinics as part of our compensation for management services.
New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of the Company’s products to consumers could harm its business.
The cosmeceutical industry in Japan is subject to stringent regulations administered by various government agencies, including the Ministry of Health, Labour and Welfare (MHLW) and the Pharmaceuticals and Medical Devices Agency (PMDA). These regulations encompass product safety, labeling requirements, marketing claims, product classification (e.g., cosmetics versus quasi-drugs), and advertising standards. Compliance with these regulatory requirements is essential to maintain market access and consumer trust. Any changes to existing regulations or the introduction of new legislation governing the production, marketing, and distribution of cosmeceutical products could increase compliance costs or limit the Company’s ability to market and sell certain products. For instance, amendments to the Pharmaceutical Affairs Law or the enactment of stricter labeling and advertising guidelines could necessitate significant modifications to the Company’s business practices and product offerings.
To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of the Company’s products occurs in the future, they could require the Company to reformulate or discontinue certain of its products, revise the product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on its business, financial condition and results of operations. Non-compliance with applicable regulations could result in enforcement action by the regulatory authorities within or outside Japan, including but not limited to product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Moreover, as the cosmeceutical market in Japan is highly competitive, any inability to promptly adapt to changing regulatory requirements could result in a loss of market share to competitors who are more agile or better prepared to comply with evolving legal standards.
We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations
We may be required to initiate product recalls or take other corrective actions in response to defects, safety concerns, or regulatory non-compliance, which could negatively impact our brand image and financial performance. Product recalls can result in significant direct costs, including expenses related to notifying customers, retrieving or repairing the affected products, and addressing any associated legal claims. Moreover, such recalls could damage customer trust and diminish the reputation of our brand, leading to reduced demand for our products and services. Even if a recall is successfully executed, the perception of product quality and safety could still be adversely affected, resulting in a lasting negative impact on our business, operating results, and overall financial condition.
We may become subject to product liability claims or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims
We may be subject to product liability lawsuits, which could lead to costly and time-consuming litigation and significant financial liabilities.
The development, production, and commercialization of our stem cell-derived products involve inherent risks, including the potential for adverse reactions, contamination, or unforeseen safety concerns. If any of our products are alleged to cause harm, we could face litigation, regulatory scrutiny, and reputational damage, which may result in withdrawal from the market or restrictions on commercialization.
There is no assurance that we will be able to obtain or maintain sufficient insurance coverage on acceptable terms, leaving us exposed to potential financial losses. Even if a claim is without merit or covered by insurance, defending against product liability lawsuits could be time-consuming, costly, and divert management’s focus from core business operations
We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us, and we could incur substantial judgments, fines, legal fees or other costs.
We may face complaints or legal actions from franchisees, customers, clients, suppliers, employees, or other third parties for various reasons. Some of these litigation proceedings may involve substantial claims for damages. We cannot guarantee that we will always have valid defenses against the plaintiffs’ claims. Although it is difficult to predict the final outcomes of such legal actions, they could harm our reputation and negatively affect our operational results. Additionally, ongoing or potential legal proceedings, including bankruptcy matters, could result in significant judgments, fines, legal expenses, or other costs, which may materially and adversely impact our business, financial condition, operating results, and cash flows.
Risks Related to Intellectual Property
We and our subsidiaries may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.
Competitors, companies, organizations, or individuals may possess or acquire patents, trademarks, or other proprietary rights that could restrict, limit, or interfere with the ability of our franchisee clinics to utilize our medical technologies. This could hinder their ability to compete effectively.
Companies holding intellectual property rights might initiate legal actions claiming that we, our subsidiaries, or our franchisees have infringed upon their rights or may otherwise assert their ownership against us. Additionally, there is a risk that our or our subsidiaries’ trademark applications and uses associated with our brand may be deemed to infringe on existing trademark rights. We may also fail to apply for essential trademarks in a timely manner.
As a result, we, our subsidiaries, and our franchisees could continue to encounter intellectual property infringement claims going forward, which could have a negative impact on our business operations and reputation.
If we, our subsidiaries, or our franchisees are determined to have infringed upon a third party’s intellectual property rights, we, our subsidiaries, or our franchisees may be required to do one or more of the following:
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cease offering products or services that incorporate or use the challenged intellectual property;

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pay substantial damages;

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seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; and/or

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establish and maintain alternative branding for our brand and services.

If a claim of infringement against us, our subsidiaries, or our franchisees is successful and we fail or are unable to secure a license for the infringed technology or intellectual property right, it could materially and adversely impact our business, prospects, operating results, and financial condition. Furthermore, any litigation or claims, regardless of their merit, could lead to significant expenses, generate negative publicity, and divert valuable resources and management attention away from core business operations.
Our or our subsidiaries’ intellectual property rights may not protect us effectively
As of November 30, 2024, we and our subsidiaries collectively hold a total of 21 registered trademarks in Japan. However, we do not have any registered patents in Japan and have no intellectual property in counties outside of Japan. Without patent protection, competitors may replicate or imitate our formulations and products, resulting in increased competition, loss of market share, and reduced profit margins as competitors may offer similar products at lower prices. This lack of exclusivity could also lead to brand dilution, as consumers may become confused by similar offerings in the market, thereby weakening the distinctiveness and reputation of our brand.
Additionally, without our own patents, we may face legal challenges from other companies holding similar patents, exposing us to the risk of costly litigation or the need to enter into unfavorable licensing agreements. The lack of a strong intellectual property portfolio may also hinder our ability to attract investment, as investors may view the absence of patent protection as a higher risk factor. To remain competitive, we may be compelled to invest more in research and development to continually innovate and differentiate our products, which could increase our operational costs.
The implementation and enforcement of intellectual property rights in Japan have historically been inadequate and ineffective, resulting in protection that may not be as robust as that offered in the United States or other developed countries. Monitoring and addressing unauthorized use of proprietary technologies can be both challenging and expensive. To protect our and our subsidiaries’ intellectual property rights, we rely on a combination of trademark and trade secret laws, along with disclosure restrictions. Despite these efforts, third parties may still attempt to copy, misuse, or otherwise acquire our intellectual property or seek court rulings declaring non-infringement. Unauthorized use of our or our subsidiaries’ intellectual property could harm our current and future revenues and damage our reputation. Moreover, detecting and preventing such infringements is complex and costly, and we cannot guarantee that our protective measures will be entirely effective. At times, we or our subsidiaries may be forced to pursue litigation to enforce our intellectual property rights, resulting in substantial legal expenses and the diversion of valuable resources from our business operations.
In addition, filing, prosecuting, and defending trademark and trade secret rights of the Company and its subsidiaries throughout the world would be prohibitively expensive. The Company and its subsidiaries have obtained trademarks in Japan. Competitors may use the Company’s technologies in jurisdictions where it has not obtained intellectual property protection.
If we fail to protect, or incur significant costs in defending or enforcing our intellectual property and other proprietary rights, our business, financial condition and results of operations could be materially harmed
Our ability to protect our intellectual property and other proprietary rights is crucial to our success. We primarily rely on trademarks, trade secrets, unfair competition laws, license agreements, and other contractual measures to safeguard our intellectual property. However, Japanese legal standards regarding the validity, enforceability, and scope of intellectual property rights provide limited protection and may not offer a competitive advantage, leaving our rights vulnerable to third-party challenges. Intellectual property laws outside of Japan may offer even less protection. As a result, despite our best efforts, we may be unable to fully prevent third parties from infringing upon, misappropriating, or gaining unauthorized access to our technology. There is also a risk that unauthorized parties may attempt to copy, reverse engineer, or otherwise exploit the medical technologies used at our franchise clinics. Additionally, some of our employees and those of the franchise clinics have access to our trade secrets and proprietary information, posing a risk of dissemination if they move to work for competitors. Failure to adequately protect our intellectual property could significantly harm our business, operations, or financial condition.
Furthermore, we may occasionally need to initiate legal action to defend our intellectual property, which is both time-consuming and costly, potentially impacting our operating results. Protecting our intellectual property rights and investigating potential violations of others’ rights may also involve substantial expenses. Our intellectual property rights could be contested or invalidated through administrative processes or litigation. Even when pursuing legal proceedings to enforce our rights or assess the validity and scope of others’ intellectual property, the process could result in considerable costs and divert the attention of our management and technical staff, regardless of the outcome.
Risks Related to Employee Matters
Our future success depends on its ability to retain key personnel and to attract, retain and motivate qualified personnel
Our success hinges on the valuable contribution of our executive officers, senior management and key personnel, and losing their services could harm our business. Effective collaboration among our senior management is crucial, as any inefficiency or discord could severely disrupt our operations. Despite having employment contracts with these executives, nothing stops them from ending their association with the Company at any time.
If one or more of our executive officers, senior management or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, and we might lose the innovation, collaboration and focus that contribute to our business. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous cosmeceutical and healthcare companies for similar personnel.
Any failure in our efforts to train health practitioners could result in the misuse of its products, reduce the market acceptance of its products and have a material adverse effect on the business, financial condition, and results of operations.
The proficiency of health care and beauty practitioners in utilizing our products requires a significant learning curve. It is critical to the success of our sales efforts to adequately train a sufficient number of practitioners. Following completion of training, we rely on health practitioners and administrators to advocate the benefits of its products in the broader marketplace. Convincing practitioners to dedicate the time and energy necessary for adequate training and implementation is challenging, and we cannot provide assurance that it will be successful in these efforts. If practitioners are not properly trained, they may misuse or ineffectively use our products, leading to potential negative outcomes for patients, as well as negative publicity, regulatory actions, or lawsuits against the Company, all of which could adversely impact its reputation.
Our future success also relies on our ability to attract and retain highly skilled professionals in technical, managerial, finance, marketing, sales, and customer service roles. Due to the high demand for qualified talent in the cosmeceutical industry, we may be required to offer competitive compensation packages and benefits to secure and retain the talent we need. Despite these efforts, the process of recruiting, integrating, and retaining essential personnel may still present challenges.
Furthermore, there is a risk that if any of our key executives or employees leave to join a competitor or establish a competing business, they may disclose sensitive business information, trade secrets, customer lists, or other valuable resources. Although we have implemented employment agreements, confidentiality provisions, and non-competition agreements with senior management and critical employees, there is no guarantee that these measures will be fully enforceable, and legal disputes over their enforcement could result in substantial costs.

Any inability to attract, integrate, or retain key management and skilled personnel could significantly disrupt our operations, compromise our competitive position, and hinder our growth prospects.
General Risks
We and our subsidiaries have limited insurance coverage, which may expose us to substantial costs and business disruptions
We do not currently have insurance coverage for all potential risks inherent in the business operations of our subsidiaries. Securing additional insurance on favorable terms or at reasonable costs may not always be feasible. If a liability claim arises from injuries or damages sustained by customers at our franchisee clinics, it could significantly harm our financial condition, operating results, and reputation. Even if such claims are ultimately unsuccessful, they could still result in negative publicity, substantial legal expenses, and a distraction for our management team.
Moreover, we do not have insurance to cover business disruptions, which could lead to considerable expenses and a drain on resources if such an event occurs. Additionally, Japan or other jurisdictions in which we intend to operate may mandate certain minimum liability or other insurance requirements for franchisee clinic operations. Meeting these requirements could prove costly, increasing the expenses associated with running franchisee clinics. Alternatively, some desirable insurance products might not be available commercially, thereby increasing the operational risks associated with our franchise-based business model.
Weakened global economic conditions may harm our industry, business and results of operations
Our overall performance is partially dependent on global economic conditions. Economic downturns and financial developments, even if unrelated to us or the cosmeceutical industry, may still negatively impact our business. Major international economies, including Japan, the United States, and others, have occasionally faced challenges such as declining demand for goods and services, limited credit availability, low liquidity, reduced corporate profitability, volatile credit, equity, and foreign exchange markets, bankruptcies, and general economic uncertainty, including concerns about tariffs and trade.
If economic conditions in Japan, the United States, Indonesia, Malaysia or any other key markets for our franchisees remain uncertain or worsen, it could negatively impact customers’ ability or willingness to purchase cosmetic products or services, potentially delaying purchasing decisions by prospective customers. This could adversely affect our operating results.
Moreover, a decline in revenue for the franchisees due to unfavorable global economic conditions would directly reduce our revenue since a significant portion of our earnings is derived from the compensation we receive for management services provided to these franchisees.
We are exposed to fluctuations in currency exchange rates
As our operating subsidiaries are in Japan, a significant portion of our revenue and costs may be denominated in Japanese yen. Fluctuations in currency exchange rates could affect our profitability and financial condition. Additionally, as we anticipate growing our business further outside of Japan, the effects of movements in currency exchange rates will increase as our transaction volume outside of Japan increases.
Unfavorable media coverage could harm our and our subsidiaries’ business, financial condition, results of operations and prospects.
Adverse publicity about aspects such as our business practices, customer support, product standards, privacy and security measures, compliance with regulations, financial or operational performance, accounting decisions, or leadership could damage our reputation. This negative attention could also negatively affect our credibility, business health, operational outcomes, and future prospects and the engagement and loyalty of our network of patients, scientific collaborators, and research partners relying on our assets. Moreover, adverse media attention could attract regulatory scrutiny, potentially leading to actions or the introduction of new laws or regulations affecting our operations. The risks associated with unfavorable publicity are amplified by the extensive use of social media and the rising occurrence of misleading or unfounded news, especially on social media and online platforms.

Risks Related to Pubco
Because Pubco is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.
Pubco’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of Pubco’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of Pubco, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management Relativity may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. Pubco, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that Pubco’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.
Although as a Foreign Private Issuer Pubco is exempt from certain corporate governance standards applicable to US domestic issuers, if Pubco cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, Pubco’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.
Pubco will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. Pubco cannot assure you that it will be able to meet those initial listing requirements at that time. Even if Pubco’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.
In addition, following the Business Combination, in order to maintain its listing on Nasdaq, Pubco will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if Pubco initially meets the listing requirements and other applicable rules of Nasdaq, Pubco may not be able to continue to satisfy these requirements and applicable rules. If Pubco is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.
If Nasdaq does not list Pubco’s securities, or subsequently delists its securities from trading, Pubco could face significant consequences, including:
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a limited availability for market quotations for its securities;

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reduced liquidity with respect to our securities;

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a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

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limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

If Pubco ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.
As a foreign private issuer, Pubco will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.
As an exempted company incorporated in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards.
Pubco is an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer such as Pubco to follow the corporate governance practices of Pubco’s home country. Certain corporate governance practices in the Cayman Islands, which is Pubco’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.
Among other things, Pubco is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.
Pubco may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Global Market or Capital Market. If Pubco chooses to follow the home country practice, Pubco’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.
Risks Related to Relativity and the Business Combination
Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to Relativity.
The ability of Relativity stockholders to exercise Redemption Rights with respect to a large number of Public Shares or other factors may not allow Relativity to complete the Business Combination or optimize its capital structure.
If the Redemption Amendment Limitation Proposal is not passed and a larger number of shares are submitted for redemption than Relativity currently expects, such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in the Current Charter (assuming the Redemption Limitation Amendment Proposal is not passed), Relativity may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to Relativity. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.
If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Relativity liquidates the Trust Account, consummates an alternative Initial Business Combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the Current Charter. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Relativity’s redemption until Relativity liquidates, consummates an alternative Initial Business Combination, effectuates an Extension or takes certain other actions set forth in the Current Charter or you are able to sell your shares in the open market.
You may be unable to ascertain the merits or risks of BIOT’ operations.
If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although Relativity’s management has endeavored to evaluate the risks inherent in the Business Combination with BIOT, Relativity cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Relativity’s control. Relativity also cannot assure you that an investment in Relativity’s securities will not ultimately prove to be less favorable than a direct investment, if an opportunity were available, in BIOT. In addition, if Relativity stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their Redemption Rights, which may make it difficult for Relativity to consummate the Business Combination.
There is no assurance that Relativity’s diligence will have revealed all material risks that may be present with regard to BIOT. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
Although Relativity has conducted due diligence on BIOT, Relativity cannot assure you that this diligence will have revealed all material issues that may be present with regard to BIOT, that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Relativity’s control will not later arise. BIOT is aware that Relativity must complete an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders). Consequently, BIOT may have obtained leverage over Relativity, knowing that if Relativity does not complete the Business Combination, Relativity may be unlikely to be able to complete an Initial business Combination with any other target business prior to such deadline. In addition, Relativity has had limited opportunity to conduct due diligence. Relativity therefore has made its decision to pursue an Initial Business Combination with BIOT on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in reporting losses.
Even if Relativity’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. Even if these charges are for non-cash items and would not have an immediate impact on Pubco’s liquidity, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about Pubco or Pubco’s securities. In addition, charges of this nature may cause Pubco to violate leverage or other covenants to which it may be subject as a result of assuming any pre-existing debt held by BIOT or by virtue of it obtaining debt financing following the Closing. Accordingly, any stockholders of Relativity who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Relativity’s officers or directors of a duty of care or other fiduciary duty owed by them to Relativity, or if they are able to successfully bring a private claim under securities laws that the registration statement of which this proxy statement/prospectus forms a part contained an actionable material misstatement or material omission.
Investors may not have the same benefits as an investor in an underwritten public offering, including no independent due diligence review by an underwriter.
Relativity is already a publicly listed company. Therefore, the Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of securities and differ from an underwritten initial public offering in several significant ways. Like other business combinations and spin-offs, because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco’s securities in connection therewith, investors will not receive the benefits the diligence performed by the underwriters in an underwritten public offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. The underwriters in an underwritten public offering have a

“due diligence” defense to such liability by, among other things, conducting a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.
In addition, the amount of due diligence conducted by Relativity and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in BIOT’ business or problems with BIOT’ management that would have been discovered if BIOT conducted an underwritten public offering will not be discovered in connection with the Business Combination. As a result, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this proxy statement/prospectus, which could adversely affect the market price of the Pubco Ordinary Shares.
Additionally, unlike an underwritten initial public offering, the initial trading of Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco’s securities during the period immediately following the listing.
Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for Pubco’s securities.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead or upon completion of the Business Combination.
Relativity is dependent upon its executive officers and directors and their departure could adversely affect Relativity’s ability to operate and to consummate the Business Combination. Additionally, Relativity’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Relativity’s ability to complete the Business Combination.
Relativity’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Relativity believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Relativity does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Relativity’s directors or executive officers could have a detrimental effect on Relativity and its ability to consummate the Business Combination. In addition, Relativity’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Relativity’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Relativity’s directors also serve as officers and board members for other entities. If Relativity’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Relativity’s affairs, which may have a negative impact on Relativity’s ability to consummate the Business Combination.

Since the Sponsor and Relativity’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Relativity’s stockholders, a conflict of interest may have existed in determining whether the Business Combination with BIOT is appropriate as Relativity’s Initial Business Combination. Such interests include that they will lose their entire investment in Relativity if the Business Combination is not completed.
In considering the recommendation of the Relativity Board to vote in favor of approval of the Business Combination Proposal, stockholders should keep in mind that the Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally. These interests include, among other things, the interests listed below:
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if Relativity does not consummate an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it would either need stockholders to vote for an Extension of such date or cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Relativity Board, dissolving and liquidating. In such event, the Founder Shares held by the Initial Stockholders, which were initially acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The aggregate value of the Founder Shares is estimated to be approximately $[52,159,300], assuming the per share value of the Founder Shares is the same as the $[12.28] closing price of the Relativity Class A Common Stock on Nasdaq on [January 11, 2023], 2025, the date Relativity’s securities stopped trading (the “Trading Halt”), and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination). As a result, the Initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if after the Closing Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination (such as the Business Combination) rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

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in connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment. If we do not consummate an Initial Business Combination transaction by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then a portion of the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless. The Private Placement Units had an aggregate market value of approximately $[8,492,213] based upon the closing price of $[12.99] per Public Unit on Nasdaq on [January 11, 2023], the date of the Trading Halt. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

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the fact that the Sponsor and Relativity’s directors and officers have agreed, as part of the IPO and to induce Relativity and the underwriters to enter into the underwriting agreement in connection with the IPO, not to redeem any shares of Relativity Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination;

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in order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

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if Relativity does not complete an Initial Business Combination by February 15, 2026 (or such other date as approved by Relativity’s stockholders), a portion of the proceeds from the sale of the Private Placement Units will be included in the liquidating distribution to Relativity’s Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless;

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the fact that the Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, regardless of how Public Stockholders vote;

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following consummation of the Business Combination, the Sponsor, Relativity’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an Initial Business Combination, and repayment of any other loans, if any, on such terms as to be determined by Relativity from time to time, made by Sponsor or certain of Relativity’s officers and directors to finance transaction costs in connection with the Business Combination. However, if Relativity fails to consummate an Initial Business Combination within the required period, the Sponsor and Relativity’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. However, there have been no material out-of-pocket expenses subject to reimbursement to date and Relativity does not anticipate any such expenses prior to Closing;

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following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Relativity and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Relativity for working capital expenses;

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if Relativity does not complete an Initial Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

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the Sponsor will enter into the A&R Registration Rights Agreement at Closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination; and

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Relativity’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

These interests, which create actual and potential conflicts of interest further described in the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Accordingly, the Sponsor and Relativity’s officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating Relativity. The Relativity Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Relativity with any other target business or businesses, (iii) the Sponsor and Relativity’s directors and officers will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco, which may be affected by various other factors other than these interests and (iv) Relativity retained ErShares to provide a fairness opinion to the Relativity Board in connection with the Business Combination and, on February 24, 2025 ErShares delivered its opinion to the Relativity Board as to the fairness, from a financial point of view, of the consideration to be issued to the Sellers pursuant to the Business Combination Agreement. For a description of the opinion issued by ErShares to the Relativity Board, please see the section titled “Proposal No. 1 — The Business Combination Proposal — Opinion of ErShares as Fairness Opinion Provider.” In addition, Relativity’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Relativity Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.
The Sponsor will also act in the capacity of the Purchaser Representative for the stockholders of Pubco (other than the Sellers) from and after the effective time of the Merger. However, the nature of the scope and the duties of the Purchaser Representative are limited and are largely administrative and ministerial.
The waiver of the corporate opportunity doctrine, as addressed in Relativity’s Current Charter, may materially affect the Business Combination.
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Relativity or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Current Charter or in the future, and Relativity renounces any expectancy that any of the directors or officers of Relativity will offer any such corporate opportunity of which he or she may become aware to Relativity, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Relativity with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Relativity and (i) such opportunity is one Relativity is legally and contractually permitted to undertake and would otherwise be reasonable for Relativity to pursue and (ii) the director or officer is permitted to refer that opportunity to Relativity without violating any legal obligation.
Relativity does not believe that the pre-existing fiduciary duties or contractual obligations of its directors and officers materially impacted its search for an acquisition target. In the course of their other business activities, Relativity’s directors and officers may become aware of other investment and business opportunities which may be appropriate for presentation to Relativity as well as the other entities with which they are affiliated. Relativity’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Relativity’s management has a pre-existing fiduciary obligation will be presented the opportunity before Relativity is presented with it. Relativity does not believe, however, that the fiduciary duties or contractual obligations of Relativity’s directors or officers or waiver of corporate opportunity materially affected Relativity’s search for an Initial Business Combination. Relativity is not aware of any such corporate opportunity not being offered to Relativity and does not believe the renouncement of Relativity’s interest in any such corporate opportunities impacted Relativity’s search for an acquisition target.
The Amended and Restated Charter is silent with respect to the doctrine of corporate opportunity, or any other analogous doctrine.
Following the completion of the Business Combination, the value of the shares Pubco ordinary share to be issued at the Closing in exchange for the Founder Shares is likely to be substantially higher than the nominal price paid for the Founder Shares, even if the trading price of Pubco ordinary share at such time is substantially less than $10.00 per share.
The Initial Stockholders initially invested in Relativity an aggregate of $6,562,500, comprised of the $25,000 purchase price for the Founder Shares and the $6,537,500 purchase price for the Private Placement Units. At the Closing, the 3,593,750 Founder Shares held by the Initial Stockholders will be exchanged for an equivalent number of Pubco Ordinary Shares. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, such Pubco Ordinary Shares would have an aggregate implied value of $35,937,500, despite having been purchased for an aggregate of $25,000, or approximately $0.007 per share. Even if the trading price of Pubco ordinary share was as low as $1.83 per share, and the Pubco Private Warrants were worthless, the value of such shares would be equal to the Initial Stockholders’ initial investment in Relativity. As a result, the initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if the Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if the Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the trust to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate. This may have influenced their motivation in identifying and selecting BIOT for Relativity’s Initial Business Combination and consummating the Business Combination. For the foregoing reasons, you should consider Relativity’s management team’s financial incentive to complete an Initial Business Combination when evaluating whether to redeem your Public Shares prior to or in connection with the Business Combination.
The exercise of Relativity’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Relativity’s stockholders.
In the period leading up to the consummation of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Relativity to agree to amend the Business Combination Agreement, to consent to certain actions taken by BIOT or to waive rights that Relativity is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of BIOT’ business, a request by BIOT to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a Material Adverse Effect on BIOT’ business and would entitle Relativity to terminate the Business Combination Agreement. In any of such circumstances, it would be at Relativity’s discretion, acting through the Relativity Board, to grant its consent or waive those rights.
The existence of the financial and personal interests of the directors of Relativity described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what such director may believe is best for Relativity and what such director may believe is best for himself or herself in determining whether or not to take the requested action.
If Relativity and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement after the approval of the Business Combination by the Relativity stockholders that does not require further approval by the Relativity stockholders or an amendment of the offer document, Relativity will inform its stockholders of the amendment by press release and other public communication. In the event that Relativity, BIOT and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by Relativity’s stockholders, a proxy supplement or an amended proxy statement/prospectus would be delivered to Relativity’s stockholders and proxies would be re-solicited for approval of such amendment.
Termination of the Business Combination Agreement could negatively impact Relativity and BIOT.
If the Business Combination is not completed for any reason, including as a result of Relativity stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing businesses of BIOT and Relativity may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, BIOT and Relativity would be subject to a number of risks, including the following:
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BIOT or Relativity may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

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BIOT may experience negative reactions from its customers, vendors and employees;

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BIOT and Relativity will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

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since the Business Combination Agreement restricts the conduct of BIOT’ and Relativity’s businesses prior to completion of the Business Combination, each of BIOT and Relativity may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Covenants and Agreements”).

If the Business Combination Agreement is terminated and the Relativity Board seeks another Initial Business Combination, Relativity stockholders cannot be certain that Relativity will be able to find another acquisition target that would constitute an Initial Business Combination or that such other Initial Business Combination will be completed. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination.”
The Initial Stockholders have agreed to vote in favor of the Business Combination regardless of how the Public Stockholders vote.
The Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, and not to redeem any such shares for in connection with such stockholder vote. As of the date hereof and as a result of redemptions in connection with the Extension Meeting, the Initial Stockholders owns approximately [98.5]% of the total outstanding shares of Relativity Common Stock. Accordingly, the Initial Stockholders will be able to approve all of the Proposals to be presented at the Stockholder Special Meeting, including the Business Combination Proposal, even if no Public Stockholder votes in favor of approving the Business Combination Proposal or any of the other Proposals to be presented at the Stockholder Special Meeting.
Relativity’s stockholders and BIOT’ equityholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.
If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Relativity’s stockholders and BIOT’ equityholders will experience substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.
During the pendency of the Business Combination, Relativity and BIOT may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
Covenants in the Business Combination Agreement impede the ability of Relativity and BIOT to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. While the Business Combination Agreement is in effect, each party is also generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s security holders.
As a result of these restrictions, Relativity is prohibited from seeking an alternative Initial Business Combination during the pendency of the Business Combination. Relativity also has an unqualified obligation to submit the Business Combination Proposal to a vote by its stockholders, even if Relativity receives an alternative transaction proposal that the Relativity Board believes is superior to the Business Combination, unless the Business Combination Agreement has been terminated in accordance with its terms. If Relativity is unable to obtain the requisite approval of its stockholders, either party may terminate the Business Combination Agreement. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination.”
If the conditions to the Business Combination are not met, the Business Combination may not occur.
Even if the Business Combination is approved by the stockholders of Relativity and the members of BIOT, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to stockholder consent, include among other requirements, (i) receipt of requisite regulatory approvals and no law or order preventing the transactions, (ii) the Pubco Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on Nasdaq, (iii) each party’s representations and warranties being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect), (iv) each party complying in all material respects with its covenants and agreements, (v) no Material Adverse Effect with respect to a party since the date of the Business Combination Agreement which remains continuing and uncured, (vi) the members of the post-Closing board being elected or appointed, (vii) listing of Pubco’s securities on Nasdaq and (viii) an effective registration statement. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing” below for a more complete summary. Relativity and BIOT cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause Relativity and BIOT to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Relativity may not be able to find another potential candidate for its Initial Business Combination prior to Relativity’s deadline (currently February 15, 2026), and Relativity will be required to liquidate.
BIOT will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, which may negatively impact Pubco’s business following the Business Combination.
Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on BIOT and consequently on Pubco. These uncertainties may impair Pubco’s ability to attract, retain and motivate key personnel until the Business Combination is completed, including employees that may be needed due to Pubco’s status as a public company, and could cause customers and others that deal with BIOT to seek to change existing business relationships with BIOT or with Pubco. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Pubco’s business following the Business Combination could be negatively impacted. See “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Covenants and Agreements.”
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially. The historical financial results of BIOT and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what its actual financial position or results of operations would have been.
The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Pubco’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Relativity and BIOT currently believe are reasonable.
The historical financial results of BIOT included in this proxy statement/prospectus may not necessarily be indicative of the financial condition, results of operations or cash flows Pubco will achieve in the future. This is primarily the result of the following factors: (i) Pubco will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Pubco’s capital structure will be different from that reflected in BIOT’ historical financial statements. Pubco’s financial condition and future results of operations will be materially different from amounts reflected in Relativity’s historical financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, so it may be difficult for investors to compare Pubco’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma financial information in this proxy statement/prospectus has been prepared based on a number of assumptions, including, but not limited to, the number of Public Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of Pubco’s future operating or financial performance and Pubco’s actual financial condition and results of operations may vary materially from Relativity’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”
The Sponsor, Relativity’s directors and officers and their affiliates may elect to purchase Public Shares or Relativity Public Warrants from Public Stockholders, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Relativity or Relativity’s securities, the Initial Stockholders, BIOT or their respective affiliates may purchase Public Shares or Relativity Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or Relativity Public Warrants, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the redemption price to be paid to Public Stockholders exercising Redemption Rights in connection with the Business Combination. In addition, pursuant to the terms of the IPO Letter Agreement, the persons described above will waive Redemption Rights, if any, with respect to the Public Shares they acquire in such transactions. However, any Public Shares acquired by the persons described above would not vote on the Business Combination Proposal.
The purpose of such purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares or Public Warrants, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on the Public Shares or Relativity Public Warrants. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase Public Shares or Relativity Public Warrants at a price lower than market and may therefore be more likely to sell the Public Shares or Relativity Public Warrants such investor or holder owns, either prior to or immediately after the Special Meeting.
As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Relativity will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of securities purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold Public Shares or Relativity Public Warrants if not purchased in the open market or the nature of the sellers; and (v) the number of Public Shares for which Relativity has received redemption requests.
In addition, if such purchases are made, the public “float” of Public Shares or the Relativity Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the Relativity and/or Pubco securities on a national securities exchange.
Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they own, which will result in dilution to non-redeeming Relativity stockholders upon exercise of such Relativity Public Warrants.
Relativity stockholders who redeem their Public Shares may continue to hold any Relativity Public Warrants that they own, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming all redeeming Relativity stockholders that acquired Public Units in the IPO and continue to hold the Relativity Public Warrants that were included in such Public Units, 14,375,000 Relativity Public Warrants would be retained by redeeming Relativity stockholders. As a result, the redeeming Relativity stockholders would hold Relativity Public Warrants with an aggregate market value of approximately $[677,063] (based on the closing price of $[0.0471] per Relativity Public Warrant on [January 11, 2023],), while non-redeeming Relativity stockholders would suffer dilution in their percentage ownership and voting interest of Pubco upon exercise of the Relativity Public Warrants held by redeeming Relativity stockholders.
The Relativity Warrants may have an adverse effect on the market price of Relativity Common Stock or may create dilution for Public Stockholders.
Relativity has issued warrants that may result in the issuance of additional shares of common stock after an Initial Business Combination. Such securities, when converted or exercised, will increase the number of issued and outstanding shares of Relativity Common Stock. The sale, or even the possibility of sale, of the shares underlying the Relativity Warrants could have an adverse effect on the market price for Relativity’s securities. If and to the extent these Relativity Warrants are converted or exercised, the Public Stockholders may experience dilution to their holdings.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Relativity’s business, including its ability to complete the Business Combination and results of operations.
Relativity is subject to laws and regulations enacted by national, regional and local governments. In particular, Relativity is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, and those changes could have a material adverse effect on Relativity’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Relativity’s business, including its ability to complete the Business Combination and results of operations.
There is no guarantee that a Public Stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
We cannot assure you as to the price at which a Public Stockholder may be able to sell the Pubco Ordinary Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in Pubco’s stock price, and may result in a lower value realized now than a Relativity stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Public Stockholder does not redeem such stockholder’s shares, such stockholder will bear the risk of ownership of Pubco Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a Pubco stockholder can sell such stockholder’s Pubco Ordinary Shares in the future for a greater amount than the redemption price to be paid to Public Stockholders exercising their Redemption Rights as set forth in this proxy statement/prospectus. A Public Stockholder should consult such stockholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
Relativity intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite Relativity’s compliance with these rules, if a Relativity stockholder fails to receive Relativity’s proxy materials, such stockholder may not become aware of the opportunity to redeem its Public Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a Public Stockholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.
In order to exercise their Redemption Rights, Public Stockholders are required to deliver their Public Shares, either physically or electronically using the DWAC System, to the Transfer Agent prior to the vote at the Stockholder Special Meeting. If a Public Stockholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Relativity will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Stockholder will no longer own such Public Shares following the Business Combination. See the section entitled “Special Meeting — Redemption Rights” for additional information on how to exercise your Redemption Rights.
If you or a “group” of Relativity stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.
The Current Charter provides that a Public Stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such stockholders’ Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of Relativity. However, Relativity stockholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Relativity if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the excess shares if we complete the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
Unlike some other blank check companies, Relativity does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for Relativity to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.
Unlike some other blank check companies, Relativity does not have a specified maximum redemption threshold, except, if the Redemption Limitation Amendment Proposal is not passed, that it will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Some other blank check companies’ structures disallow the consummation of a business combination if the holders of such companies’ public shares elect to redeem or convert more than a specified percentage of the shares sold in such companies’ initial public offering. Because Relativity has no such maximum redemption threshold, it may be able to consummate the Business Combination even though a substantial number of its Public Stockholders have redeemed their shares.
If the Business Combination is consummated, the cash held by Pubco and its subsidiaries in the aggregate, after the Closing, may not be sufficient to operate and pay bills as they become due. Furthermore, Relativity’s affiliates are not obligated to make loans to Pubco in the future. The additional exercise of Redemption Rights with respect to a large number of the Public Stockholders may preclude taking such actions as may be desirable in order to optimize the capital structure of Pubco after consummation of the Business Combination and Pubco may not be able to raise additional financing from unaffiliated parties necessary to fund its expenses and liabilities after the Closing.

In the event that a significant number of Public Shares are redeemed, Pubco ordinary share may become less liquid following the Business Combination.
A significant number of shares were redeemed in connection with the Extension and more may be redeemed in connection with the Closing. As a result of these redemptions, Pubco may be left with a significantly smaller number of stockholders after Closing. As a result, trading in the Pubco Ordinary Shares following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.
Public Stockholders have limited rights or interests in funds in the Trust Account. Therefore, for Public Stockholders to liquidate their investment, they may be forced to sell Public Shares, potentially at a loss.
Public Stockholders will be entitled to receive funds from the Trust Account either (a) because they hold Public Shares or (b) they hold Public Shares through Public Units and have elected to separate such Public Units into the underlying Public Shares and Relativity Public Warrants prior to exercising Redemption Rights with respect to the Public Shares, only upon (i) such Public Stockholders’ exercise of Redemption Rights in connection with Relativity’s Initial Business Combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Stockholder properly elected to redeem or (ii) the redemption of Public Shares if Relativity is unable to complete an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), subject to applicable law and as further described herein. In addition, if Relativity is unable to complete an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), compliance with applicable law and the Current Charter may result in a delay in winding up Relativity and may require Relativity submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Public Stockholders may be forced to wait beyond [February 15, 2026] before they receive funds from the Trust Account. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares, potentially at a loss.
Relativity’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”
As of [                 ], 2025, Relativity had approximately $[      ] million in cash held in the Trust Account. Further, Relativity has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Relativity cannot assure you that its plans to raise capital or to consummate an Initial Business Combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.
Relativity and BIOT will incur significant transaction costs in connection with the Business Combination.
Each of Relativity and BIOT has incurred and expects that it will continue to incur significant, non-recurring costs in connection with consummating the Business Combination. Relativity and BIOT will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination.
The total amount of fees, loans and expenses expected to be paid in connection with the Business Combination is expected to be approximately $[2,456,339] million, which will exceed the amount remaining in the Trust Account following redemptions by a minimum of $[1,760,886] million, which assumes that no Public Stockholders elect to exercise Redemption Rights. Pubco intends to pay the difference by utilizing cash available on-hand or through financing from the sale of the securities of Pubco or BIOT. However, there can be no assurance that Pubco or BIOT will be successful in obtaining sufficient financing on terms acceptable to Pubco or BIOT. Moreover, this payment may have a negative effect on Pubco’s ability to grow its business after Closing in the manner described in this proxy statement/prospectus.

See “Unaudited Pro Forma Condensed Combined Financial Information.” See also “Risk Factors — Risk Related to Operational Factors Affecting BIOT — BIOT’ ability to generate sufficient cash depends on numerous factors beyond our control, and BIOT may be unable to generate sufficient cash flow to service our debt obligations” and — “BIOT’ ability to achieve long-term growth objectives, execute its business plan maintain and expand our operations, and invest in our business, maintain and expand our operations and compete in the future will be adversely affected if adequate capital is not available” and — “Risks Related to Relativity and the Business Combination — Unlike some other blank check companies, Relativity does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for Relativity to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.”
If third parties bring claims against Relativity, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.20 per share.
Relativity’s placement of funds in the Trust Account may not protect those funds from third-party claims against Relativity. Although Relativity has sought and will continue to seek to have all third parties, including vendors, service providers, prospective target businesses, BIOT, or other entities with which Relativity does business, execute agreements with Relativity waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Relativity’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Relativity’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Relativity than any alternative. Relativity’s independent registered public accounting firm did not execute an agreement with Relativity waiving such claims to the monies held in the Trust Account.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by Relativity’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Relativity’s management is unable to find a service provider willing to execute a waiver. Withum, Relativity’s independent registered public accounting firm, and the Representative did not execute agreements with Relativity waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Relativity and will not seek recourse against the Trust Account for any reason. Upon redemption of Public Shares, if Relativity has not completed its Initial Business Combination within the prescribed timeframe, or upon the exercise of Redemption Rights in connection with its Initial Business Combination, Relativity will be required to provide for payment of claims of creditors that were not waived that may be brought against Relativity within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.20 per share initially held in the Trust Account, due to claims of such creditors.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which Relativity has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Relativity has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are securities of Relativity. The Sponsor may not have sufficient funds available to satisfy those obligations. Relativity has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for redemptions could be reduced to less than $10.20 per Public Share. In such event, Relativity may not be able to complete its Initial Business Combination, and holders of Public Shares would receive such lesser amount per Public Share in connection with any redemption of the Public Shares. None of Relativity’s officers or directors will indemnify Relativity for claims by third parties including, without limitation, claims by prospective target businesses.
Relativity’s directors may decide not to enforce the indemnification obligations of the Sponsor under the IPO Letter Agreement, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.
The Sponsor has agreed that, if Relativity liquidates the Trust Account prior to the consummation of an Initial Business Combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to Relativity.
In the event that the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Relativity’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Relativity currently expects that its independent directors would take legal action on behalf of Relativity against the Sponsor to enforce its indemnification obligations to Relativity, it is possible that Relativity’s independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If Relativity’s independent directors choose not to enforce these indemnification obligations, there may be less funds in the Trust Account available for distribution to the Public Stockholders.
Relativity may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.
Relativity has agreed to indemnify its officers and directors, subject to certain limitations, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. Accordingly, any indemnification provided will be able to be satisfied by Relativity only if (i) Relativity has sufficient funds outside of its Trust Account or (ii) Relativity consummates the Business Combination. Relativity’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Relativity’s officers and directors, even though such an action, if successful, might otherwise benefit it and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Relativity pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.
Relativity may not be able to obtain Transaction Financing in connection with the Business Combination.
Relativity may not be able to obtain Transaction Financing on terms that are acceptable to Relativity, or at all. If Relativity does not obtain Transaction Financing, Relativity may not be able to consummate the Business Combination or certain other transactions contemplated by the Business Combination Agreement. The terms of any Transaction Financing may be onerous to Relativity, and Relativity may be unable to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure Transaction Financing could impede the ability to consummate the Business Combination and/or harm the continued development or growth of BIOT following the Closing. None of Relativity’s officers, directors or stockholders is required to provide any financing to Relativity in connection with or after the consummation of the Business Combination.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy petition or an involuntary bankruptcy petition is filed against Relativity that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Relativity’s stockholders and the per share amount that would otherwise be received by Relativity’s stockholders in connection with Relativity’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy petition or an involuntary bankruptcy petition is filed against Relativity that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Relativity’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Relativity’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by Public Stockholders in connection with our liquidation may be reduced.
If, after Relativity distributes the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Relativity that is not dismissed, a bankruptcy or other court may seek to recover such proceeds and the members of the Relativity Board may be viewed as having breached their fiduciary duties to Relativity’s creditors, thereby exposing the members of the Relativity Board and Relativity to claims of punitive damages.
If, after Relativity distributes the proceeds in the Trust Account to the Public Stockholders, Relativity files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Relativity that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by Relativity’s stockholders. In addition, the Relativity Board may be viewed as having breached its fiduciary duty to relativity’s creditors or having acted in bad faith by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and Relativity to claims of punitive damages.
Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.
As with most SPAC initial public offerings in recent years, Relativity issued shares for $10.00 per share upon the closing of its IPO. As with other SPACs, the $10.00 per share price of Relativity reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the consummation of the Business Combination. Following the Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of Pubco, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.
Following the consummation of the Business Combination, the value of the Pubco ordinary share will be affected by many factors, including but not limited to (i) the dilution caused by existence, exercise and/or conversion of the Founder Shares and Pubco Warrants, (ii) significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination and (iii) the dilution caused by any equity issued in connection with any financing.
Relativity stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.
Upon the issuance of Pubco Ordinary Shares to BIOT equityholders in connection with the Business Combination, current Relativity stockholders’ percentage ownership will be diluted. The percentage of Pubco ordinary share that will be owned by current Relativity stockholders as a group will vary based on both the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination and the number of Pubco Ordinary Shares issued to BIOT’ securityholders. To illustrate the potential ownership percentages of current relativity stockholders under different redemption levels, based on the fully diluted number of outstanding shares of Relativity Common Stock on [       ],

2025 and the Contribution Consideration, current Relativity stockholders (including the Sponsor), as a group, will own (1) if there are no redemptions of Public Shares, [      %] of Pubco ordinary share expected to be outstanding immediately after the Business Combination or (2) if there are the maximum number of redemptions of Public Shares, [      %] of Pubco ordinary share expected to be outstanding immediately after the Business Combination. Because of this, current Relativity stockholders, as a group, will have less influence on the board of directors, management and policies of Pubco than they now have on the board of directors, management and policies of Relativity.
The market price of Pubco Ordinary Shares may be affected by factors different from those currently affecting the prices of shares of Relativity Class A Common Stock.
Upon completion of the Business Combination, equity holders of shares of BIOT will become holders of Pubco Ordinary Shares. Prior to the Business Combination, Relativity has had limited operations, but shares are entitled to Redemption Rights. Upon completion of the Business Combination, Pubco’s results of operations will depend upon the performance of BIOT’ businesses, which are affected by factors that are different from those currently affecting the results of operations of Relativity.
The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for Pubco, which may adversely affect the stock price of Pubco following the Business Combination.
Relativity stockholders are being asked to adopt a proposed amendment to the Current Charter prior to the Business Combination, which, in the judgement of the Relativity Board, may be necessary to facilitate the Business Combination. Net tangible assets are calculated as total assets, less intangible assets and total liabilities. Accordingly, the removal of the net tangible asset requirement, if there are significant redemptions coupled with the lower tangible assets of Pubco following the Business Combination may adversely affect the stock price of Pubco following the Business Combination.
Pubco maybe unable to qualify for listing on Nasdaq prior to the Business Combination, including as a result of the Redemption Limitation Amendment Proposal being approved, and it may not be able to comply with the initial listing standards of Nasdaq following the Business Combination.
In connection with the closing of the Business Combination, we intend to list Pubco ordinary share on Nasdaq under the symbol “BIOT.” Pubco will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq continued listing requirements, in order to continue to maintain the listing of Pubco’s securities on Nasdaq. While the parties to the Business Combination Agreement have taken steps to ensure that Pubco’s Common Stock will qualify for listing, no assurance can be given that Pubco will receive Nasdaq approval to list. Pubco’s continued eligibility for listing may depend on, among other items, the number of Public Shares that are redeemed.
The Current Charter provides that Relativity will not redeem Relativity Common Stock and consummate an Initial Business Combination if Relativity has less than $5,000,001 in net tangible assets. The purpose of this provision was to ensure that Relativity Common Stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act, and that Relativity therefore would not be considered a “blank check company” as defined under Rule 419 of the Securities Act. If the Redemption Limitation Amendment Proposal is approved, Pubco may fail to meet the initial listing requirements of Nasdaq due to any limitation on Public Stockholder redemptions being removed, which may result in Pubco having a significantly smaller number of stockholders. Pubco being approved for listing on Nasdaq is a condition to the Business Combination.
If, after the Business Combination, Nasdaq delists Pubco ordinary share from trading on its exchange for failure to meet the listing standards, and Pubco is not able to list its securities on another national securities exchange, Pubco’s securities could be quoted on an over-the-counter market. The passage of the Redemption Limitation Amendment Proposal together with the redemption of a significant number of Public Stockholders would make this more likely to occur. If this were to happen, Pubco and its stockholders could face significant material adverse consequences, including:
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a limited availability of market quotations for Pubco’s securities;

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reduced liquidity for Pubco’s securities;

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to the extent that Pubco does not qualify for any of the other “penny stock” exemptions under the applicable provisions of Rule 3a51-1 under the Exchange Act, including that Pubco has a minimum of $5 million in net tangible assets, a determination that Pubco ordinary share is a “penny stock” which will require brokers trading in Pubco ordinary share to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pubco Ordinary Shares;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

If Relativity were deemed an “investment company” under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for Relativity to complete the Business Combination.
If Relativity were deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:
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restrictions on the nature of its investments; and

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restrictions on the issuance of its securities, each of which may make it difficult for Relativity to complete the Business Combination.

In addition, Relativity may have imposed upon its burdensome requirements, including:
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registration as an investment company with the SEC;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that it is currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless Relativity can qualify for an exclusion, it must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that our principal activities and the Business Combination will subject Relativity to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our Initial Business Combination (which will be the Business Combination should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend Current Charter (A) to modify the substance or timing of our obligation to provide holders of Public Shares the right to have their shares redeemed in connection with our Initial Business Combination (which will be the Business Combination should it occur) or to redeem 100% of our Public Shares if we do not complete our Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders) or (B) with respect to any other provision relating to the rights of holders of Relativity Common Stock; or (iii) absent an Initial Business Combination (which will be the Business Combination should it occur) by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), our return of the funds held in the Trust Account to our Public Stockholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an Initial Business Combination. If we are unable to complete the Business Combination, our Public Stockholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Stockholders, and the Relativity Warrants will expire worthless.
On March 30, 2022, the SEC issued proposed rules relating to, among other matters, the extent to which SPACs could become subject to regulation under the Investment Company Act. The SEC’s proposed rule under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a current report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an Initial Business Combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its Initial Business Combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although that proposed safe harbor rule has not yet been adopted, the SEC has indicated that there are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its Initial Business Combination within the proposed time frame set forth in the proposed safe harbor rule.
The proposed safe harbor rule has not yet been adopted, and one or more elements of the proposed safe harbor rule may not be adopted or may be adopted in a revised form. However, if we were deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and could increase the costs and time needed to complete an Initial Business Combination or impair our ability to complete an Initial Business Combination. If we have not completed our Initial Business Combination within the required time period, our Public Stockholders may receive only approximately $10.20 per share, or less in certain circumstances, upon the liquidation of our Trust Account and the Relativity Warrants will expire worthless.
To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account as cash items until the earlier of the consummation of our Initial Business Combination or the liquidation of Relativity. Following such liquidation, we would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any. As a result, any decision to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in cash items would reduce the dollar amount the Public Stockholders would receive upon any redemption or liquidation of Relativity.
In addition, even prior to the 24-month anniversary of the effective date of the registration statement for the IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate Relativity. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account as cash items, which would further reduce the dollar amount the Public Stockholders would receive upon any redemption or liquidation of Relativity. Were we to liquidate Relativity, the Relativity Warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

In connection with the Stockholder Special Meeting, Public Stockholders may need to comply with specific requirements for redemption of their Public Shares that may make it more difficult for Public Stockholders to exercise their Redemption Rights prior to the deadline for exercising their rights.
In connection with the Stockholders Special Meeting, each Public Stockholder will have the right, regardless of whether it is voting for or against the Business Combination, to demand that Relativity redeem its Public Shares for a pro rata share of the Trust Account. Relativity may require Public Stockholders who wish to redeem their Public Shares in connection with the Business Combination to either tender their certificates (if any) and redemption forms to the Transfer Agent or to deliver their share certificates (if any) and other redemption forms to the Transfer Agent electronically using the DWAC System. In order to obtain a physical share certificate, a Public Stockholder’s broker or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is Relativity’s understanding that Public Stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because Relativity does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. It is also Relativity’s understanding that it takes a short time to deliver shares through the DWAC System. However, this too may not be the case. Accordingly, if it takes longer than Relativity anticipates for Public Stockholders to deliver their share certificates (if any) and other redemption forms, Public Stockholders who wish to redeem their shares may be unable to meet the deadline for exercising their Redemption Rights and thus may be unable to redeem their Public Shares.
If Relativity requires Public Stockholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.
If Relativity requires Public Stockholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption described above and the Business Combination is not consummated, Relativity will promptly return such certificates to the tendering Public Stockholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Relativity has returned their securities to them. The market price for Relativity Class A Common Stock may decline during this time and the Public Stockholders may not be able to sell their securities when they wish to, even while other stockholders that did not seek redemption may be able to sell their securities.
Relativity could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.
Relativity could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Relativity’s after-tax income and adversely affect Relativity’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, BIOT, Pubco, or our or their subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on Relativity’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, Relativity’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Relativity’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Relativity’s income tax provision that could increase Relativity’s effective tax rate. Changes to tax laws may also adversely affect Relativity’s ability to attract and retain key personnel.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations, or our prospects.
The funds in our operating account and our Trust Account are held in banks or other financial institutions. Our cash held in non-interest bearing and interest-bearing accounts would exceed any applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments, occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, our liquidity may be adversely affected. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. We cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues.
In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us in connection with a potential business combination, or at all, and could have material adverse effect. Our business may be adversely impacted by these developments in ways that we cannot predict at this time, there may be additional risks that we have not yet identified and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions.
Relativity may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions after December 31, 2022.
On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we are a Delaware corporation and because Relativity’s securities trade on Nasdaq, we are a “covered corporation” within the meaning of the Inflation Reduction Act. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), who has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any redemptions after December 31, 2022, including redemptions in connection with the Business Combination, unless an exemption is available. Generally, issuances of securities in connection with an initial business combination transaction (including any PIPE transaction at the time of an initial business combination), as well as any other issuances of securities not in connection with an initial business combination, would be expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year. However, because Pubco, and not Relativity, will be issuing securities in connection with the Business Combination, such issuances are not expected to qualify to reduce the amount of the Excise Tax. In addition, the Excise Tax would be payable by us, and not by the redeeming holder. Further, based on recently issued interim guidance from the IRS and Treasury, subject to certain exceptions, the Excise Tax should not apply in the event of Relativity’s liquidation.
The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of the Business Combination. Such conditions or limitations could also potentially make shares of Class A Common Stock less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.
Relativity’s Sponsor is Relativity Acquisition Sponsor, LLC, a Delaware limited liability company. The Sponsor currently owns 2,500,380 shares of Relativity Class A Common Stock, purchased by the Sponsor in the private placement occurring prior to the IPO, and 653,750 Private Placement Units, that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. Tarek Tabsh, Relativity’s Chief Executive Officer and the Chairman of Relativity Board and a U.S. citizen, is the sole managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of Relativity and other third party investors, who are all U.S. citizens. The Sponsor is not controlled by any non-U.S. persons on a look-through basis. To the best of Relativity’s knowledge, the Sponsor does not have substantial ties or substantial interests with any non-U.S. persons. The Sponsor is expected to own approximately 4.6% of the combined company following the Business Combination, assuming that the other conditions and assumptions incorporated in the sections of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information” are also accurate as of the Closing Date.
Certain acquisitions or an initial business combination may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate an initial business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.
Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.
Outside the United States, laws or regulations may affect our ability to consummate an Initial Business Combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.
U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.
We do not believe that the business combination with BIOT is subject to review by CFIUS. However, if Relativity does not complete the business combination with BIOT, the pool of other potential targets with whom we could complete an Initial Business Combination may be limited and we may be adversely affected in competing with other special purpose acquisition companies that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our Initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive a pro rata amount of the funds in Relativity’s Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.
Risks Related to Pubco and Ownership of Pubco ordinary share
Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to BIOT in the present tense and Pubco from and after consummation of the Business Combination.
Our management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our businesses.
Most of the individuals who now constitute our management team have limited to no experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our businesses, which could adversely affect our businesses. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which would increase our operating costs in future periods.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner, which could adversely affect our business.
Upon completion of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.
In addition, prior to the Business Combination, we have not been required to document and test our internal control over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. However, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these public company requirements. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.
Likewise, as a public company, we may lose our status as an “emerging growth company,” as defined in the JOBS Act, and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for twelve (12) months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. If we become subject to the SEC’s internal control reporting and attestation requirements, we might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment.
However, if we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely or effective manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.
Our current controls and any new controls that we develop may also become inadequate because of poor design or changes in our business, including increased complexity resulting from any international expansion, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us and adversely affect the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
Changing laws and regulations could create uncertainty for Pubco regarding compliance matters and result in higher costs.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.
The rules and regulations applicable to public companies make it more expensive for Pubco to obtain and maintain director and officer liability insurance, which could adversely affect its ability to attract and retain qualified officers and directors.
The rules and regulations applicable to public companies make it more expensive for Pubco to obtain and maintain director and officer liability insurance, and Pubco may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The potential for increased personal liability could also make it more difficult for Pubco to attract and retain qualified members of our board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.
Following the completion of the Business Combination, Tomoki Nagano will each control a large percentage of Pubco’s voting power and will be able to exert control over the direction of its business.
We estimate that immediately following the closing of the Business Combination, Tomoki Nagano will exercise voting and investment control over approximately 20,000,000 Pubco Ordinary Shares, respectively, or 90% of the total Pubco Ordinary Shares oustanding, assuming no redemptions of Public Shares by Public Stockholders and no exercise of Pubco Warrants.
Accordingly, for so long as Mr. Nagano holds such shares, he will continue to control a significant percentage of the voting power of Pubco ordinary share and will be able to influence the composition of the Pubco Board and management and the approval of actions requiring stockholder approval. This concentration of ownership could also deprive you of an opportunity to receive a premium for your Pubco Ordinary Shares as part of a sale of us and ultimately might affect the market price of Pubco ordinary share.
Pubco will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If Pubco relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following the Business Combination, Mr. Nagano will own more than 50% of the voting power and Pubco will be considered a “controlled company” within the meaning of applicable Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of board of directors of such company consist of independent directors, (2) that such company’s board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that such company’s board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While Pubco does not intend to take advantage of these exemptions, it may do so in the future. As a result, Pubco’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
An active, liquid market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.
The price of Pubco’s securities may vary significantly due to factors specific to Pubco as well as to general market or economic conditions. Furthermore, an active, liquid trading market for Pubco’s securities may never develop, or, if developed, it may not be sustained. You may be unable to sell your securities without depressing the market price for the securities or at all unless an active, liquid market can be established and sustained. An inactive trading market may also impair Pubco’s ability to attract and motivate employees through equity incentive awards and to acquire other companies, products or technologies by using shares of capital stock as consideration.
The market price of the Pubco Ordinary Shares may decline as a result of the Business Combination.
The market price of the Pubco Ordinary Shares may decline as a result of the Business Combination for a number of reasons, including if:
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investors react negatively to the prospects of Pubco’s business and the prospects of the Business Combination;

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the effect of the Business Combination on Pubco’s business and prospects is not consistent with the expectations of financial or industry analysts; or

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Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Pubco’s stock price may change significantly following the Business Combination, even if Pubco’s business is doing well, and you could lose all or part of your investment as a result.
The trading price of Pubco Ordinary Shares is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your Pubco Ordinary Shares at an attractive price due to a number of factors such as those listed in “— Risks Related to Relativity and the Business Combination” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of Pubco’s competitors;

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changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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declines in the market prices of stocks generally;

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strategic actions by Pubco or its competitors;

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announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

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any significant change in Pubco’s management;

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changes in general economic or market conditions or trends in Pubco’s industry or markets;

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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

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future sales of Pubco ordinary share or other securities;

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investor perceptions of the investment opportunity associated with Pubco ordinary share relative to other investment alternatives;

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the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

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litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

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guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

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the development and sustainability of an active trading market for Pubco ordinary share;

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actions by institutional or activist stockholders;

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changes in accounting standards, policies, guidelines, interpretations or principles; and

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other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco ordinary share, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco ordinary share is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Pubco were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.
Pubco may be subject to securities class action litigation, which may harm its business and operating results.
Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Pubco may be the target of this type of litigation in the future. Securities litigation against Pubco could result in substantial costs and damages and divert Pubco management’s attention from other business concerns, which could seriously harm Pubco’s business, results of operations, financial condition or cash flows.
Pubco may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on Pubco’s business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements or judgment costs and a diversion of Pubco management’s attention and resources that are needed to successfully run Pubco’s business.
Because there are no current plans to pay cash dividends on Pubco Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Ordinary Shares at a price greater than what you paid for it.
Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on Pubco Ordinary Shares will be at the sole discretion of the Pubco Board. The Pubco Board may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Pubco to its stockholders or by its subsidiaries to it and such other factors as the Pubco Board may deem relevant. As a result, you may not receive any return on an investment in the Pubco Ordinary Shares unless you sell your Pubco Ordinary Shares for a price greater than that which you paid for it.
Pubco may issue additional Pubco Ordinary Shares or other equity or convertible debt securities without seeking approval of the Pubco stockholders, which would dilute your ownership interests and may depress the market price of the Pubco Ordinary Shares.
Upon consummation of the Business Combination, Pubco will have warrants outstanding to purchase up to an aggregate of [                 ] Pubco Ordinary Shares. Further, Pubco may choose to seek third-party financing to provide additional working capital for the Pubco business, in which event Pubco may issue additional Pubco ordinary share or other equity securities or convertible debt securities. Following the consummation of the Business Combination, Pubco may also issue additional Pubco Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.
The issuance of additional Pubco Ordinary Shares or other equity securities of equal or senior rank would have the following effects:
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Pubco’s existing stockholders’ proportionate ownership interest in Pubco will decrease;

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the amount of cash available per share, including for payment of dividends in the future, may decrease;

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the relative voting strength of each previously outstanding pubco ordinary share may be diminished; and

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the market price of the Pubco Ordinary Shares may decline.

If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding the Pubco Ordinary Shares or if Pubco’s operating results do not meet their expectations, the price and trading volume of Pubco Ordinary Shares could decline.
The trading market for Pubco Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about Pubco or its businesses. If no securities or industry analysts commence coverage of Pubco, the trading price for Pubco Ordinary Shares could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish unfavorable research about its businesses, or if Pubco’s operating results do not meet analyst expectations, the trading price of Pubco Ordinary Shares would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco regularly, demand for Pubco Ordinary Shares could decrease, which might cause the pubco ordinary share price and trading volume to decline. Accordingly, holders of Pubco ordinary share may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of Pubco ordinary share could adversely affect Pubco’s ability to issue additional securities and to obtain additional financing in the future.
Pubco management’s ability to require holders of Pubco Public Warrants to exercise such warrants on a cashless basis will cause holders to receive fewer Pubco Ordinary Shares upon their exercise of the Pubco Public Warrants than they would have received had they been able to exercise such warrants for cash.
If Pubco calls the Pubco Public Warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, Pubco’s management will have the option to require any holder that wishes to exercise Pubco Public Warrants (including any Pubco Public Warrants held by the Initial Stockholders or their permitted transferees) to do so on a “cashless basis.” If Relativity’s management chooses to require holders to exercise their Pubco Public Warrants on a cashless basis, the number of Pubco Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his Pubco Public Warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in Pubco.
Pubco may redeem unexpired Pubco Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.
Pubco will have the ability to redeem outstanding Pubco Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Pubco Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date Pubco sends the notice of redemption to the warrant holders. If and when the Pubco Public Warrants become redeemable by Pubco, Pubco may exercise its redemption right if there is a current registration statement in effect with respect to the Pubco Ordinary Shares underlying such warrants. Redemption of the outstanding Pubco Public Warrants could force you to: (i) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Pubco Public Warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Pubco Private Warrants will be redeemable by Pubco for cash so long as they are held by the Sponsor or its permitted transferees.
In the event Pubco determines to redeem the Pubco Public Warrants, holders of the Pubco Public Warrants would be notified of such redemption as described in the warrant agreement governing the Pubco Warrants. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a warrant redemption date. Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to such date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement governing the Pubco Warrants will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC.
There will be material differences between your current rights as a holder of Relativity Common Stock and the rights one will have as a holder of Pubco ordinary share, some of which may adversely affect you.
Upon completion of the Business Combination, Relativity stockholders will no longer be stockholders of Relativity, but will be stockholders of Pubco. There will be material differences between the current rights of Relativity stockholders and the rights you will have as a holder of Pubco ordinary share, some of which may adversely affect you.
Future sales, or the perception of future sales, by Pubco or its stockholders in the public market following the Business Combination could cause the market price for Pubco Ordinary Shares to decline, even if Pubco’s business is doing well.
The sale of Pubco Ordinary Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of Pubco Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for Pubco to sell equity securities in the future at a time and at a price that it deems appropriate.
Upon consummation of the Business Combination, it is currently expected that Pubco will have a total of [                 ] Pubco Ordinary Shares outstanding (excluding the exercise of any Pubco Warrants and assuming that there are no redemptions of any shares by Public Stockholders in connection with the Business Combination). All shares currently held by Public Stockholders and all of the shares issued in the Business Combination to existing BIOT securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than Pubco’s “affiliates” (as defined under Rule 144 under the Securities Act), including Pubco’s directors, executive officers and other affiliates.
Relativity and Pubco expect to enter into Lock-Up Agreements with the Purchaser Representative, the BIOT Founder and the insiders party thereto prior to the consummation of the Business Combination. Pursuant to the Lock-Up Agreements, the lock-up contained in Section 7(a) of the IPO Letter Agreement will terminate at the consummation of the Business Combination. In addition, (i) the directors and officers of combined company will agree, with respect to all of the Pubco Ordinary Shares that they will receive in the Business Combination and (ii) the remaining sponsor subscriber parties to the IPO Letter Agreement will agree, pursuant to the Non-D&O Lock Up Agreement, with respect to the Pubco Ordinary Shares not subject to escrow that they will receive in the Business Combination, not to transfer any such shares during the period commencing from the Closing and ending on the earlier of (i) 12 months after the date of the Closing or (ii) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s stockholders having the right to exchange their equity holdings in Pubco for cash, securities or other property. As restrictions on resale end and the registration statements for such shares become available for use, the market price of Pubco ordinary share could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Relativity currently is, and Pubco will be, an “emerging growth company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements and extended transition periods to adopt new or revised accounting standards available to emerging growth companies, this could make Relativity’s securities less attractive to investors and may make it more difficult to compare Relativity’s performance with other public companies.
Relativity is currently, and, following the consummation of the Business Combination, Pubco will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Pubco may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Pubco stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by Pubco less attractive because Pubco will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of Pubco’s securities may be lower than they otherwise would be, there may be a less active trading market for Pubco’s securities and the trading prices of Pubco’s securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Relativity has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Pubco will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the Closing of the Business Combination, (ii) the last day of the fiscal year in which Pubco has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which Pubco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Pubco Ordinary Shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Pubco has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
The Amended and Restated Memorandum and Articles of Association will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Amended and Restated Memorandum and Articles of Association that will be in effect upon consummation of the Business Combination contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Pubco Board and therefore depress the trading price of Pubco ordinary share. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Pubco Board or taking other corporate actions, including effecting changes in the management of Pubco. Among other things, the Amended and Restated Charter and the Amended and Restated Bylaws include provisions regarding:
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the ability of the Pubco Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the limitation of the liability of, and the indemnification of, Pubco’s directors and officers; the exclusive right of the Pubco Board to elect a director to fill a vacancy created by the expansion of the Pubco Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Pubco Board;

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the requirement that a special meeting of stockholders may be called only by (i) directors then in office; or (ii) the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Amended and Restated Bylaws, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

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controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

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advance notice procedures with which stockholders must comply to nominate candidates to the Pubco Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meeting of stockholders, delay changes in the Pubco Board and discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Pubco.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco Board or management.

Any provision of the Amended and Restated Memorandum and Articles of Association that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their Pubco Ordinary Shares and could also affect the price that some investors are willing to pay for Pubco Ordinary Shares.
The Amended and Restated Charter will designate a court located within the Cayman Islands as the exclusive forum for certain disputes between Pubco and its stockholders, each of which could limit the ability of the Pubco’s stockholders to choose the judicial forum for disputes with Pubco or its directors, officers, or other employees.
The Amended and Restated Charter, which will become effective upon the Closing, will provide that, unless Pubco consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees of Pubco or its stockholders, including a claim of breach of fiduciary duty including aiding and abetting such breach of fiduciary duty (iii) any action asserting a claim against Pubco or any current or former director, officer or other employee of Pubco arising pursuant to any provision of Cayman Islands law, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the Cayman Islands.
Any person or entity purchasing or otherwise acquiring any interest in any of Pubco’s securities will be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near the Cayman Islands, both of which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Pubco’s business and financial condition.
The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
The warrant agreement that will govern the Pubco Warrants provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in the warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “Foreign Action”) in the name of any holder of Pubco Warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “Enforcement Action”), and (y) having service of process made upon such warrant holder in any such Enforcement Action by service upon such warrant holder’s counsel in the Foreign Action as agent for such warrant holder.
This choice-of-forum provision may limit a Pubco Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
Holders of the Pubco Warrants may have to pay taxes if Pubco adjusts the conversion rate of the Pubco Warrants in certain circumstances, even though such holders would not receive any cash.
Upon certain adjustments to (or certain failures to make adjustments to) the conversion rate of the Pubco Warrants, holders of the Pubco Warrants may be deemed to have received a distribution from Pubco, resulting in taxable income to them for U.S. federal income tax purposes, even though holders would not receive any cash in connection with such adjustment to (or failure to adjust) the conversion rate. If you are a non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) of the Pubco Warrants, any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Please consult your tax advisor and read “Material U.S. Federal Income Tax Considerations” regarding the U.S. federal income tax consequences of an adjustment to the conversion rate of the Pubco Warrants.

THE SPECIAL MEETING
General
Relativity is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Relativity Board for use at the Stockholder Special Meeting to be held on [      ], 2025 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Relativity’s stockholders and Public Warrant Holders with information they need to know to be able to vote or direct their vote to be cast at the Stockholder Special Meeting and Warrant Holders Special Meeting, respectively.
Date, Time and Place
The Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Meeting online, vote and submit your questions during the Meeting by visiting https://www.cstproxy.com/relativityacquisition/202[ ].on [      ], 2025, at [      ] a.m., Eastern Time, or at such other time, on such other date and at such place to which the meeting may be postponed or adjourned.
On or about [      ], 2025, Relativity commenced mailing this proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the Special Meeting.
Purpose of the Special Meeting
At the Stockholder Special Meeting, Relativity stockholders are being asked to vote on the following Proposals:
•
the Business Combination Proposal;

•
the Redemption Limitation Amendment Proposal; and

•
the Stockholder Adjournment Proposal (if necessary).

Record Date; Persons Entitled to Vote
The Relativity Board has fixed the close of business on [       ], 2025 as the Record Date for determining Relativity stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were [4,400,795] shares of Relativity Common Stock outstanding and entitled to vote, consisting of [4,400,794] shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock. Each share of Relativity Common Stock is entitled to one vote at their respective Special Meeting. As of the Record Date, the Initial Stockholders own approximately 98.5% of the total outstanding shares of Relativity Common Stock.
Quorum and Required Vote for Proposals for the Special Meeting
A quorum of Relativity stockholders or Public Warrant Holders is necessary to hold a valid meeting. A quorum will be present at the Stockholder Special Meeting if a majority of the voting power of all outstanding shares of Relativity Common Stock entitled to vote as of the Record Date are represented or by proxy. Abstentions will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own approximately 96.5% of the issued and outstanding shares of Relativity Common Stock, will count towards the quorum for the Stockholder Special Meeting. As a result, as of the Record Date, in addition to the Initial Stockholders, no additional holders of Relativity Common Stock would be required to be present at the Stockholder Special Meeting to achieve a quorum.
The affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class, is required to approve each of the Business Combination Proposal and the Stockholder Adjournment Proposal. Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal at the Stockholder Special Meeting, subject to the terms of the Business Combination Agreement.
The approval of the redemption Limitation Amendment Proposal requires the affirmative vote of the holders of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class. The approval of the Redemption Limitation Amendment Proposal is conditioned upon the approval of the Business Combination Proposal.
Recommendation to Relativity’s Stockholders
The Relativity Board has determined that each of the Business Combination Proposal and the Redemption Limitation Amendment Proposal is fair to and in the best interests of Relativity and its stockholders, has unanimously approved the Business Combination Proposal and Redemption Limitation Amendment Proposal, and recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Redemption Limitation Amendment Proposal and “FOR” the Stockholder Adjournment Proposal, in each case, if presented to the Stockholder Special Meeting.
Interests of Certain Persons in the Business Combination
In considering the recommendation of the Relativity Board to vote in favor of approval of the Business Combination Proposal, stockholders should keep in mind that the Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally. These interests include, among other things, the interests listed below:
•
if Relativity does not consummate an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it would either need stockholders to vote for an Extension of such date or cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Relativity Board, dissolving and liquidating. In such event, the Founder Shares held by the Initial Stockholders, which were initially acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The aggregate value of the Founder Shares is estimated to be approximately $[52,159,300], assuming the per share value of the Founder Shares is the same as the $[12.28 ] closing price of the Relativity Class A Common Stock on Nasdaq on [January 11th 2023], the date Relativity’s securities stopped trading (the “Trading Halt”), and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination). As a result, the Initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if after the Closing Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination (such as the Business Combination) rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
in connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment. If we do not consummate an Initial Business Combination transaction by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then a portion of the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the Public Stockholders and the Private Placement Units sold the Sponsor will be worthless. The Private Placement Units had an aggregate market value of approximately $[8,492,213] based upon the closing price of $[12.99] per Public Unit on Nasdaq on [January 11, 2023], the date of the Trading Halt. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;
•
the fact that the Sponsor and Relativity’s directors and officers have agreed, as part of the IPO and to induce Relativity and the underwriters to enter into the underwriting agreement in connection with the IPO, not to redeem any shares of Relativity Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination;

•
in order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
if Relativity does not complete an Initial Business Combination by February 15, 2026 (or such other date as approved by Relativity’s stockholders), a portion of the proceeds from the sale of the Private Placement Units will be included in the liquidating distribution to Relativity’s Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless;

•
the fact that the Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, regardless of how Public Stockholders vote;

•
following consummation of the Business Combination, the Sponsor, Relativity’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an Initial Business Combination, and repayment of any other loans, if any, on such terms as to be determined by Relativity from time to time, made by Sponsor or certain of Relativity’s officers and directors to finance transaction costs in connection with the Business Combination. However, if Relativity fails to consummate an Initial Business Combination within the required period, the Sponsor and Relativity’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. However, there have been no material out-of-pocket expenses subject to reimbursement to date and Relativity does not anticipate any such expenses prior to Closing;

•
following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Relativity and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Relativity for working capital expenses;

•
if Relativity does not complete an Initial Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

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the Sponsor will enter into the A&R Registration Rights Agreement at Closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination; and

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Relativity’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

These interests, which create actual and potential conflicts of interest further described in the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Accordingly, the Sponsor and Relativity’s officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating Relativity. The Relativity Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Relativity with any other target business or businesses, (iii) the Sponsor and Relativity’s directors and officers will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco, which may be affected by various other factors other than these interests and (iv) Relativity retained ErShares to provide a fairness opinion to the Relativity Board in connection with the Business Combination and, on February 24, 2025 ErShares delivered its opinion to the Relativity Board as to the fairness, from a financial point of view, of the consideration to be issued to the Sellers pursuant to the Business Combination Agreement. For a description of the opinion issued by ErShares to the Relativity Board, please see the section titled “Proposal No. 1 — The Business Combination Proposal — Opinion of ErShares as Fairness Opinion Provider.” In addition, Relativity’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Relativity Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.
Abstentions and Broker Non-Votes
Abstentions are considered present for the purposes of establishing a quorum at the Special Meeting.
Under Nasdaq rules, if a stockholder or Public Warrant Holder holds their shares or Relativity Public Warrants in “street” name through a bank, broker or other nominee and the stockholder or Public Warrant Holder does not instruct their broker, bank or other nominee how to vote their shares or Relativity Public Warrants on a Proposal, the broker, bank or other nominee has the authority to vote the shares or Relativity Public Warrants in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.
We believe that all of the Proposals to be voted on at the Special Meeting will be considered non-routine matters. As a result, if you hold your shares or Relativity Public Warrants in street name, your bank, brokerage firm or other nominee cannot vote your shares or Public Warrants on any of the Proposals to be voted on at the Special Meeting without your instruction.
Because all of the Proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any Proposals unless instructed, so Relativity does not expect there to be any broker non-votes at the Special Meeting.
Voting Your Shares
If you were a holder of record of Relativity Common Stock or Relativity Public Warrants as of the close of business on [      ], 2025, the Record Date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of Relativity Common Stock or Relativity Public Warrants that you own, as applicable. If your shares or Relativity Public Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares or Relativity Public Warrants you beneficially own are properly counted.

There are two ways to vote your Relativity Common Stock or Relativity Public Warrants at the Special Meeting:
•
Voting by Mail.   By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Stockholder Special Meeting in the manner you indicate. You are encouraged to sign and return the applicable proxy card even if you plan to attend a Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares or Relativity Public Warrants are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on           , 2025.

•
You Can Attend the Special Meeting and Vote in Person.   If you attend a Special Meeting, you may vote in person. If your shares are registered directly in your name, you are considered the stockholder or warrant holder of record and you have the right to vote at the Stockholder Special Meeting. If you hold your share in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

Revoking Your Proxy
If you are a Relativity stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date;

•
you may notify Advantage Proxy, Inc., Relativity’s proxy solicitor, in writing before the Special Meeting that you have revoked your proxy; or

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you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares or Public Warrants
If you have any questions about how to vote or direct a vote in respect of your shares of Relativity Common Stock or Relativity Public Warrants, you may call [    ], the proxy solicitation agent for Relativity, toll-free at [    ] (banks and brokers call [    ]) or email [    ] at [    ].
Redemption Rights
Public Stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Stockholder may request redemption of their Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest (less taxes paid or payable, if any), divided by the number of then issued and outstanding Public Shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Initial stockholders will not have Redemption Rights with respect to any shares of Relativity Common Stock owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
hold (a) Public Shares or (b) Public Shares through Public Units and you elect to separate such units into the underlying Public Shares and Relativity Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares; and

(ii)
prior to 5:00 p.m., Eastern Time, on [        ], 2025, (a) submit a written request to the Transfer Agent that Relativity redeem your Public Shares for cash and (b) deliver your share certificates for your Public Shares (if any) to the Transfer Agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The Transfer Agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
Holders of Public Units must elect to separate the underlying Public Shares and Relativity Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If holders hold their Public Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Public Units into the underlying Public Shares and Relativity Public Warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.
Any request to redeem Public Shares, once made, may be withdrawn at any time, with Relativity’s consent, until the closing of the Business Combination. If Relativity receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Relativity may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. Relativity may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where Relativity otherwise would not satisfy the Closing condition that the amount in the Trust Account, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Relativity and BIOT transaction expenses. If a holder of Public Shares delivered its Public Shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its Redemption Rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their Redemption Rights will not be entitled to redeem their Public Shares. In such case, Relativity will promptly return any Public Shares previously delivered by Public Stockholders.
If a Public Stockholder exercises its Redemption Rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. You will be entitled to receive cash for your Public Shares only if (i) prior to 5:00 p.m., Eastern Time, on [      ], 2025, you properly exercise your right to redeem the Public Shares that you will hold upon the Closing and deliver your Relativity Common Stock (either physically or electronically) to the Transfer Agent and (ii) the Business Combination is consummated.
No Appraisal Rights
Neither Relativity stockholders nor Relativity warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Proxy Solicitation Costs
Relativity is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Relativity and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Relativity will bear the cost of the solicitation.

Relativity has engaged [AdvantageProxy] to assist in the proxy solicitation process. Relativity will pay that firm a fee of $[      ], with expenses estimated to be $[      ]. Such fee will be paid with non-Trust Account funds.
Relativity will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Relativity will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Overview
Holders of Relativity Common Stock are being asked to approve the Business Combination Agreement and the Business Combination contemplated thereby. Relativity stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annexes A-1, to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement” below for additional information regarding the Business Combination and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this Proposal.
Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the votes cast by holders of Relativity Common Stock, voting together as a single class at a stockholder meeting held to consider the Business Combination at which a quorum is present.
The Business Combination Agreement
This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the related agreements. Relativity’s stockholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Relativity does not believe that the disclosure schedules contain information that is material to an investment decision.
Purpose of the Reincorporation to the Cayman Islands
The purpose of the Merger is to establish a Cayman Islands exempted company as the parent entity of BIOT that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Merger, Relativity shareholders will no longer be shareholders of Relativity and (other than Relativity shareholders who exercise their redemption rights) will become shareholders of Pubco, a foreign private issuer.
As a foreign private issuer, Pubco will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Pubco will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. Pubco will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, Pubco’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

General Terms and Effects; Business Combination Consideration
On February 28, 2025 , Relativity entered into the Business Combination Agreement with Merger Sub, Pubco, BIOT, Sellers and the Founder. Upon the terms and subject to the conditions of the Business Combination Agreement, in accordance with the DGCL and other applicable law, (i) Merger Sub will merge with and into Relativity, with Relativity continuing as the surviving entity as a wholly-owned subsidiary of Pubco, and with security holders of Relativity receiving substantially equivalent securities of Pubco; (ii) the Sellers will contribute all of its ownership interests in the Operating Company to Pubco in exchange for aggregate consideration in the amount of $200,000,000, to be paid in Pubco Ordinary Shares valued at $10.00 per share, and as a result of which the Operating Company will become a wholly-owned subsidiary of Pubco; and (iii) Pubco will become a publicly traded company. At the Closing, each Relativity Public Warrant will be converted into one Pubco Public Warrant and each Relativity Private Warrant will be converted into one Pubco Private Warrant, in each case with such Pubco Warrant having substantially the same terms and conditions as set forth in the respective Relativity Warrants, except that in each case they will represent the right to acquire Pubco Ordinary Shares in lieu of shares of Relativity Class A Common Stock.
Representations and Warranties
The Business Combination Agreement contains a number of representations and warranties by each of Relativity, Pubco, Merger Sub and the Operating Company. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. The Operating Company are required to deliver disclosure schedules required under the Business Combination Agreement to Relativity on or prior to [•], 2025.
No Survival
The representations and warranties of the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.
Covenants of the Parties
Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including those relating to: (1) the provision of access to their properties, books and personnel; (2) the provision by the Operating Company of responses to Relativity’s due diligence requests; (3) provision of the audited financial statements of the Operating Company by the Seller Representative no later than May 30, 2025; (4) Relativity making all required public filings; (5) no solicitation; (6) no insider trading; (7) notifications of certain breaches, consent requirements or other matters; (8) efforts to consummate the Closing; (9) preparation and filing of registration statement; (10) relisting of purchaser’s securities; (11) public announcements; (12) confidentiality; (13) retention of documents and information; (14) post-closing board of directors and executive officers; (15) indemnification; (16) trust account proceeds; (17) further assurances; and (18) the operation of their respective businesses in the ordinary course of business; provided that in the case of the Operating Company their only covenant is to not make any divided or distribution except consistent with past practices and to enter into related party transactions only on arms’ length terms.

Each party also agreed during the Interim Period not to solicit or enter into any written inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. There are also certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of trust account proceeds. During the Interim Period, Relativity may, but is not required to, enter into financing agreements on such terms as Relativity and the Seller Representative agree.
Registration Statement on Form F-4
Relativity and BIOT agreed that Relativity will prepare, with the reasonable assistance of BIOT, and Pubco will file with the SEC, the registration statement on Form F-4 of which this proxy statement/prospectus forms a part to solicit proxies from Relativity’s stockholders to approve, among other things, the Proposals relating to the Business Combination.
The Special Meeting
Relativity agreed to call and hold the Special Meeting as promptly as practicable after the date on which this registration statement becomes effective for the purpose of voting solely upon the Proposals.
Stock Exchange Listing
Each of Relativity and BIOT will use its reasonable best efforts to cause the Pubco ordinary share to be issued in connection with the Business Combination and the Pubco Warrants (and the Pubco ordinary share issuable upon exercise thereof) to be approved for listing on Nasdaq at the Closing. Relativity will use its reasonable best efforts to keep the Public Units, Relativity Class A Common Stock and Relativity Public Warrants listed for trading on Nasdaq.
Conditions to Closing
The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:
•
receipt of the approval of the stockholders of Relativity;

•
expiration of any applicable waiting period under any antitrust laws;

•
receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

•
the absence of any law or order that would prohibit the consummation of the Transactions;

•
the members of the Post-Closing Board shall have been elected or appointed as of the Closing;

•
the effectiveness of the Registration Statement;

•
the shares of Pubco common stock to be issued in connection with the Transactions having been approved for listing on Nasdaq;

•
certain Sellers and the Sponsor will have each entered into a Lock-Up Agreement (the “Lock-Up Agreements”) with Pubco, Relativity and the Purchaser Representative, and the Founder will have each entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreements”) in favor of Pubco, each of which shall be in full force and effect;

•
Purchaser, Purchaser Representative and IPO Underwriter shall have duly executed and delivered the Fee Waiver Agreement, on terms prescribed and agreed by the Target Company;

•
the Sponsor shall have duly executed and delivered the Sponsor Escrow Agreement and shall have deposited the Sponsor Shares and Escrow Shares into escrow in accordance with the terms and subject to the conditions set forth therein;

•
Purchaser or Pubco has obtained approval from Nasdaq for the listing of the Class A Common Stock, and such common stock remains listed and eligible for trading on Nasdaq on the Closing Date; and

•
Pubco shall qualify as a “foreign private issuer” at the Closing.

Unless waived by Seller Representative, the obligations of the BIOT, Sellers and the BIOT Founder to consummate the Business Combination are subject to the satisfaction of the following additional conditions:
•
the representations and warranties of the Purchaser Parties being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to any Material Adverse Effect);

•
the Purchaser Parties having performed in all material respects their obligations and complied in all material respects with their covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;

•
absence of any Material Adverse Effect with respect to Relativity since the date of the Business Combination Agreement which is continuing and uncured;

•
the Lock-Up Agreements, the Non-Competition Agreements and all related agreements shall be in full force and effect;

•
Pubco will have amended and restated its organizational documents and delivered evidence to the Seller Representative of the effectiveness of the Amended Pubco Documents.

•
the Seller Representative will have received a copy of the Registration Rights Agreement between Pubco and the Sellers in a form reasonably acceptable to each of the Sellers and Pubco;

•
Relativity shall have delivered to the Sellers a copy of an amendment to the registration rights agreement entered into between Relativity and certain of its shareholders at the time of Relativity’s initial public offering to amend the terms thereof; and

Unless waived by Relativity, the obligations of Relativity, Merger Sub and Pubco to consummate the Business Combination are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other Closing deliverables:
•
the representations and warranties of the Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect);

•
the Sellers having performed in all material respects their obligations and complied in all material respects with their covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;

•
absence of any Material Adverse Effect with respect to the Target Companies, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured;

•
the Operating Company having delivered the audited financial statements as of and for the years ended November 30, 2024 and 2023;

•
the Lock-Up Agreement, and the Non-Competition Agreement, shall be in full force and effect in accordance with the terms thereof as of the Closing;

•
Relativity shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Relativity between certain individuals and Pubco or a subsidiary thereof;

•
Relativity shall have received a copy of an amendment to the registration rights agreement duly executed by Relativity’s IPO underwriter; and

•
The Sellers shall have delivered an executed written directive setting forth the portion of the Aggregate Share Amount to be received by each Seller and an assignment transferring certain interests owned by such Seller to Pubco.

Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:
•
by mutual written consent of Relativity and BIOT;

•
by either Relativity or BIOT if any of the conditions to Closing have not been satisfied or waived by August 15, 2025 (the “Outside Date”), provided, that if BIOT does not deliver the audited financial statements on or before May 30, 2025, the Outside Date will be automatically extended by one day for each day that such audited financial statements have not been delivered after May 30, 2025;

•
by either Relativity or BIOT in the event of the other party’s uncured breach of the Business Combination Agreement (subject to certain materiality qualifiers and cure rights);

•
by either Relativity or the BIOT if the Special Meeting is held and the approval of the shareholders of Relativity is not received;

•
by written notice by Relativity if Seller Representative fails to (i) timely deliver a disagreement statement in connection with Relativity’s due diligence review as described in the Business Combination Agreement, (ii) if the designated valuation firm determines that there exists a Material Reduction or (iii) Relativity and the Seller Representative agree that a Material Reduction has occurred; or

•
by written notice by BIOT to Relativity, as long as BIOT has provided all requested or required information to Relativity, if (i) Relativity or Pubco fails to complete its due diligence on BIOT within the Due Diligence Period (as defined in the Business Combination Agreement); (ii) Relativity or Pubco fails to obtain all necessary approvals from relevant authorities for the Merger by April 30, 2025; or (iii) Pubco fails to apply for listing on the Nasdaq Global Market ten (10) business days after the Registration Statement is filed with the SEC.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. If the Business Combination Agreement is terminated because the Sellers have entered into an agreement for an alternative transaction in violation of the terms of the Business Combination Agreement, the Purchaser Parties shall be entitled to reimbursement for expenses incurred prior to such termination.
Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants and administrative costs and expenses, will be paid by the party incurring such fees or expenses, subject to certain exceptions; provided that, if the Closing occurs, then Pubco will pay, or cause to be paid, all unpaid BIOT expenses and all unpaid Relativity expenses in accordance with the terms and conditions of the Business Combination Agreement.
Trust Account Waiver
Each Seller agreed that they will not have any right, title, interest of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.
Purchaser Representative and Seller Representative
The Sponsor is serving as the Purchaser Representative under the Business Combination Agreement, and in such capacity will represent the interests of Relativity’s stockholders (other than the Sellers) after the Closing with respect to certain matters under the Business Combination Agreement. Tomoki Nagano is serving as the Seller Representative under the Business Combination Agreement, and in such capacity will represent the interests of the BIOT Founder and the Sellers after the Closing with respect to certain matters under the Business Combination Agreement. The nature of the scope and the duties of the Purchaser Representative are limited and are largely administrative and ministerial.
Governing Law
The Business Combination Agreement is governed by Delaware law and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, certain of which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Stockholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.
Lock-Up Agreements
At the Closing of the Transactions, certain stockholders of BIOT will enter into a lock-up agreement pursuant to which such holders shall agree, subject to certain customary exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Pubco ordinary shares to be received by them in connection with the Business Combination (such shares, together with any ordinary shares received or issuable upon settlement of restricted share units or the exercise of options to purchase any Pubco ordinary shares, or any securities convertible into or exercisable or exchangeable for any Pubco ordinary shares, in each case, directly or indirectly held by, or beneficially owned by, such holder immediately after the Closing, the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-up Shares, or (iv) publicly announce any intention to effect any transaction specified in any of the foregoing clauses until the date that is twelve months after the date of the Closing (the “Lock-up Period”).
Non-Competition Agreement
The Founder will enter into certain Non-Competition and Non-Solicitation Agreement (“Non-Competition Agreement”) in favor of Pubco, the Operating Company and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”), to be effective as of the Closing. Under the Non-Competition Agreements, the signatory thereto will agree not to, without Pubco’s prior written consent, compete with the Covered Parties for a period of three years following the Closing and, during such three-year restricted period, not to solicit employees or customers of the Covered Parties. The Non-Competition Agreement also contain customary confidentiality and non-disparagement provisions.
A&R Registration Rights Agreement
In connection with the consummation of the Business Combination, Pubco, the Initial Stockholders, Sponsor and the Sellers will enter into the A&R Registration Rights Agreement, pursuant to which Pubco will be required to register for resale securities held by the stockholders party thereto. Pursuant to the A&R Registration Rights Agreement, the stockholders party thereto will also be provided with certain “demand” and “piggyback” registration rights. Pubco will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the A&R Registration Rights Agreement.
The A&R Registration Rights Agreement will amend and restate the IPO Registration Rights Agreement.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement, assuming (i) none of the Public Shares are redeemed in connection with the Business Combination and (ii) the maximum number of Public Shares are redeemed in connection with the Business Combination while still satisfying the conditions of the Business Combination Agreement. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Where actual amounts are not known or knowable, the figures below represent Relativity’s good faith estimate of such amounts assuming a Closing as of September 30, 2025.
(in millions)	Assuming No Redemptions	Assuming Maximum Redemptions(1)
Sources
Cash held in Trust Account	$
Pubco’s Equity
Total Sources	$
Uses
Pubco’s Equity
Transaction Costs(2)
Total Uses	$

(1)
(2)
Interests of the Certain Persons in the Business Combination
In considering the recommendation of the Relativity Board to vote in favor of approval of the Business Combination Proposal, stockholders should keep in mind that the Sponsor and Relativity’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Relativity’s stockholders generally. These interests include, among other things, the interests listed below:
•
if Relativity does not consummate an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it would either need stockholders to vote for an Extension of such date or cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Relativity Board, dissolving and liquidating. In such event, the Founder Shares held by the Initial Stockholders, which were initially acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. The aggregate value of the Founder Shares is estimated to be approximately $[52,159,300], assuming the per share value of the Founder Shares is the same as the $[12.28] closing price of the Relativity Class A Common Stock on Nasdaq on [January 11th, 2023], 2025, the date Relativity’s securities stopped trading (the “Trading Halt”), and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination). As a result, the Initial Stockholders are likely to be able to recoup their investment in Relativity and make a substantial profit on that investment, even if after the Closing Pubco ordinary share loses significant value. This means that the Initial Stockholders could earn a positive rate of return on their investment, even if Public Stockholders experience a negative rate of return in the post-Business Combination company. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination (such as the Business Combination) rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;
•
in connection with the closing of the IPO, the Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. Each of the 653,750 Relativity Private Warrants included in the Private Placement Units is exercisable to purchase one share of Relativity Class A Common Stock at a price of $11.50 per share, subject to adjustment. If we do not consummate an Initial Business Combination transaction by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then a portion of the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the Public Stockholders and the Private Placement Units sold the Sponsor will be worthless. The Private Placement Units had an aggregate market value of approximately $[8,492,213] based upon the closing price of $[12.99] per Public Unit on Nasdaq on [January 11, 2023], 2025, the date of the Trading Halt. Accordingly, Relativity’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Stockholders to pursue and consummate an Initial Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the Public Stockholders, even if that business combination were with a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•
the fact that the Sponsor and Relativity’s directors and officers have agreed, as part of the IPO and to induce Relativity and the underwriters to enter into the underwriting agreement in connection with the IPO, not to redeem any shares of Relativity Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination;

•
in order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify Relativity if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
if Relativity does not complete an Initial Business Combination by February 15, 2026 (or such other date as approved by Relativity’s stockholders), a portion of the proceeds from the sale of the Private Placement Units will be included in the liquidating distribution to Relativity’s Public Stockholders and the Private Placement Units sold to the Sponsor will be worthless;

•
the fact that the Initial Stockholders have agreed to vote any Founder Shares and Private Placement Shares in favor of the Business Combination and the Sponsor and Relativity’s directors and officers have also agreed to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination, regardless of how Public Stockholders vote;

•
following consummation of the Business Combination, the Sponsor, Relativity’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an Initial Business Combination, and repayment of any other loans, if any, on such terms as to be determined by Relativity from time to time, made by Sponsor or certain of Relativity’s officers and directors to finance transaction costs in connection with the Business Combination. However, if Relativity fails to consummate an Initial Business Combination within the required period, the Sponsor and Relativity’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. However, there have been no material out-of-pocket expenses subject to reimbursement to date and Relativity does not anticipate any such expenses prior to Closing;

•
following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Relativity and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Relativity for working capital expenses;

•
if Relativity does not complete an Initial Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

•
the Sponsor will enter into the A&R Registration Rights Agreement at Closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination; and

•
Relativity’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

These interests, which create actual and potential conflicts of interest further described in the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Accordingly, the Sponsor and Relativity’s officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating Relativity. The Relativity Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Relativity with any other target business or businesses, (iii) the Sponsor and Relativity’s directors and officers will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco, which may be affected by various other factors other than these interests and (iv) Relativity retained ErShares to provide a fairness opinion to the Relativity Board in connection with the Business Combination and, on February 24, 2025 ErShares delivered its opinion to the Relativity Board as to the fairness, from a financial point of view, of the consideration to be issued to the Sellers pursuant to the Business Combination Agreement. For a description of the opinion issued by ErShares to the Relativity Board, please see the section titled “Proposal No. 1 — The Business Combination Proposal — Opinion of ErShares as Fairness Opinion Provider.” In addition, Relativity’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Relativity Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.
Background of the Business Combination
Relativity Acquisition Corp. is a blank check company incorporated on February 14th, 2022 as a Delaware company with limited liability for the purpose of effecting a merger, a share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. Except with respect to interest earned on the funds held in the Trust Account that may be released to Relativity to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account have been or will be released from the Trust Account until the earliest of (i) the completion of Relativity’s Initial Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Relativity Charter (A) to modify the substance or timing of Relativity’s obligation to allow redemption in connection with its Initial Business Combination or to redeem 100% of the public shares if Relativity does not complete its Initial Business Combination by February 15, 2026 or (B) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity, and (iii) Relativity’s redemption of the Public Shares if it does not complete its Initial Business Combination within the required time period.
Prior to the consummation of the IPO on February 14th, 2022 neither Relativity, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Instinct Brothers.

The proposed Business Combination was the result of a broad search for a potential transaction using the network and investing and operating experience of the Relativity management team and Relativity’s board of directors. The terms of the Business Combination Agreement were the result of negotiations among Relativity, Instinct Brothers and their respective representatives and advisors. The following is a brief description and chronological summary of the background to the Business Combination and related transactions that led to the signing of the Business Combination Agreement, including all material discussions and information related to the background and negotiation of the Business Combination, but it does not purport to catalogue every conversation and correspondence by and among Relativity, Instinct Brothers and their respective representatives and advisors.
From the consummation date of Relativity’s IPO on February 14th, 2022 through February 28, 2025, the execution date of the Merger Agreement with Instinct Brothers, Relativity considered a total of over 40 potential target companies with the objective of consummating a business combination. Relativity’s representatives contacted and were contacted by a number of individuals and entities who offered to present ideas and opportunities for a business combination, including financial advisors and companies that have their operations in the North America, South America, Europe, Africa or Asia. Relativity compiled a list of potential targets and updated and supplemented such list from time to time. Such list was periodically shared with the Board. Relativity’s management reviewed, among others, the financial performance, management team, industry and a description of each potential candidate. Relativity’s management conducted meetings with the management teams of potential targets or their representatives, or obtained written information regarding the potential targets. During meetings, Relativity’s management endeavored to better understand the potential targets, along with aspects of their business operations, the market landscape, their competitive advantage, their cash needs and other factors. Subsequently, the potential targets were presented to the board of directors for deliberation during the process of narrowing the target companies. In the process of selecting potential target companies, Relativity’s CEO considered a number and wide variety of factors, including, but not limited to (i) the size and growth of the relevant industry, (ii) competitive advantages, (iii) management and director team, (iv) the valuation requested, (v) whether the potential target had recurring revenue, (vi) likelihood of completing the business combination, and (vii) financial performance. In light of the number and wide variety of factors considered in connection with its evaluation, Relativity’s CEO and Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that was considered in reaching their determination and supporting their decision.
The potential target companies evaluated were in a range of sectors including but not limited to cybersecurity, solar technology, oil and gas, clean tech, shipping and logistics, real estate & hospitality, fintech, off-price retail, medical innovations, medical devices, synthetic diamond production, pharmaceuticals, among others. Of the original companies it had evaluated, Relativity executed non-disclosure agreements with over 30 potential targets businesses or their representatives. Of the companies with which Relativity did not enter into non-disclosure agreements or continue discussions, Relativity made initial determinations not to pursue further discussions due to their unsuitability as targets for Relativity. The reasons for such determination encompassed but were not limited to ; (1) companies that failed to respond after additional inquiries and ceased communication with Relativity; (2) companies seeking to effect a business combination with a special purpose acquisition company that raised gross proceeds in far excess of Relativity’s initial public offering; and (3) companies that were still at the early stage of development.
Of the companies that Relativity entered into non-disclosure agreements with or received additional information about, Relativity reviewed the additional material and/or engaged in more extensive discussions with management before it decided whether to focus on a potential target. Of these potential targets, Relativity decided to focus on two potential targets (including INSTINCT BROTHERS), each of which is described in more detail below. Of the potential targets that RELATIVITY decided not to proceed with after signing a non-disclosure agreement, obtaining additional information, or engaging in further discussions with the targets, the decision was made due to various factors, including but not limited to: (i) the companies were early stage and not yet prepared for a public listing, (ii) there was a request for a high minimum cash in trust condition, which could jeopardize the likelihood of successfully completing a business combination, (iii) the companies eventually entered into agreements with another company, including another special purpose acquisition company or a private equity firm, or (vi) the companies themselves expressed their decision or inability to proceed with a transaction with Relativity.

SVES, LLC. (“SVES”):
On September 30, 2022, Tarek Tabsh, Chief Executive Officer of Relativity, Timothy J. Fullum, President, and a third-party advisor to SVES attended an introductory call to discuss SVES’ business, the SPAC process and the suitability of SVES for a potential transaction.
On October 4, 2022, Relativity and SVES executed the NDA.On October 25, 2022, the parties executed the LOI, which provided for an initial proposed total equity valuation of SVES of at least $612 million, with such consideration to be paid in shares of Pubco Common Stock valued at $10.00 per share. The LOI did not contain a minimum cash requirement at closing and provided for a 180 day lockup of SVES officers, directors, and key stakeholders.
On February 13, 2023, Relativity and SVES executed the Business Combination Agreement, which provided for an initial proposed total equity valuation of SVES of $612 million, with such consideration to be paid in shares of Pubco Common Stock valued at $10.00 per share. The agreement did not provide for a minimum cash requirement at closing and provided for a 180 day lockup of SVES officers, directors, and key stakeholders. Relativity would have until March 15, 2023, to conduct diligence.From February 13, 2023 to August 10, 2023, representatives from Relativity, SVES, and their respective advisors attended weekly meetings to discuss diligence, audits and the Registration Statement on S-4 to be filed in connection with the Business Combination.
On May 14, 2024 Relativity announced termination of the Business Combination Agreement with SVES upon mutual agreement of the parties.
Instinct Brothers:
Timeline of the Merger
October 16, 2024, Mr. Tabsh contacted Elliot Gnedy at Chardan requesting Relativity’s participation in life science target discussions. Mr. Gnedy requests additional information from Relativity.
October 20, 2024: Instinct Brothers, which is not affiliated with Relativity or any entities affiliated with Relativity, was referred to Mr. Tabsh by Chardan to Instinct Brothers. To the best of Relativity’s knowledge, prior to the introduction, none of Relativity’s management or board members had any direct connection or relationship with Instinct Bothers’ management team. Thereafter, Chardan was present at certain negotiations and discussions and was included in certain email communications, and Relativity periodically provided Chardan with updates.
October 24, 2024: Chardan and Relativity videoconference to discuss and evaluate Relativity’s viability and potential to compete for a business combination with Instinct Brothers. Invitees to the call included Mr. Tabsh, Yingjie Weng and Mr. Gnedy from Chardan.
October 28, 2024: A Teaser for Instinct Brothers was provided to Relativity management. Mr. Tabsh begins market and scientific research into target field of stem cell science and regenerative treatments.
November 25, 2024: Mr. Tabsh and Tomoki Nagano, the CEO of Instinct Brothers sign a non-disclosure agreement.
November 24, 2024 Introductory call held between Relativity and Instinct Brothers and Chardan to discuss potential partnership and competitive advantages of Relativity compared to competing vehicles, and strategic fit. Invitees to the call included Tomoki Nagano, Chief Executive Officer; Masashi Ohmatsu, CFO; and SL Lim, Advisor, from Instinct Brothers, Mr. Tabsh, and rpresentatives from Chardan.
November 29, 2024: Instinct Brothers and Chardan provide Relativity with data room access.
November 29, 2024 to December 10, 2024: Relativity Management reviewed those materials shared by Instinct Brothers and developed a general understanding of Instinct Brothers’ operations, business model, key metrics and investment highlights. Relativity requested further information to better understand Instinct Brother’s technology, intellectual property, commercial traction, revenue, business model, key partners, and vendors, among others.

December 11, 2024 to January 22nd Relativity and Instinct Brother discuss status of the business and the terms of the initial Letter of Intent for a potential business combination between the two companies. s. Discussion topics include operations, business model, key metrics and investment highlights, Material terms discussed include, due diligence completion timing, audited financial completion timing, transaction timing, a valuation range of between $120 million and $250 million, sponsor share forfeiture, 180-day lockup for the combined business’ officers, directors, and key stakeholders, a one-year lockup of the private placement units, escrow of 1 million to 3 million shares of Relativity for transaction costs, board constituency, Nasdaq listing requirements, promissory funding for Relativity and outlay timing,
December 12, 2024: Mr. Tabsh meets with Mr. Nagano, Mr. Ohmatsu, and Mr. Lim o discuss management, business plans, business model, history, suppliers, and management team background, potential partnership and parameters of a non-binding LOI Capital infusion requirements and promissory note. Relativity requested additional diligence materials. Invitees included Mr. Nagano, Mr. Ohmatsu, CFO, and Mr. Lim, Mr. Tabsh, and representatives from Chardan.
January 17, 2025: Instinct Brothers provides audited financials to Relativity for the fiscal years ending December 31, 2022 and 2023.
January 23, 2025: Instinct Brothers and Relativity signPromissory Note, and non-binding Letter of Intent. The major terms in the Letter of Intent include:
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Consideration for transaction to be $200 million, to be paid in shares at $10.00 per share.

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Relativity to escrow one million shares for transaction costs.

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Instinct Brothers to loan $400,000 to Relatvity

February 2, 2025: Mr. Tabsh discusses on call Joel Sulman at ERShares the cost of obtaining a fairness opinion for the transaction with Instrinct Brothers.
February 5, 2025: Relativity management conducts a video conference with Instinct Brothers to discuss transaction timing, drafting of a Business Combination Agreement, and deal structure. Invitees included Mr. Nagano, Mr. Ohmatsu, CFO and Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels for both Relativity and Instinct Brothers
February 12, 2025: Videoconference meeting to discuss progress on drafting and general business information and tax and structuring issues related to the proposed business combination. Invitees included Mr. Nagano, Mr. Ohmatsu, CFO and Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels for both Relativity and Instinct Brothers.
February 13, 2025: Relativity meeting to extend its life. Relativity’s life was extended until February 13, 2026.
February 14, 2025: Mr. Tabsh emailed board of Relativity the BCA draft, data room materials, and conducted phone calls with each board member to discuss the overall market trajectory, geography, business models, financial discipline, management, competition, growth strategies and potential. Mr. Tabsh reminded board members that approval is conditional upon successful completion of due diligence. The Relativity Board agreed that the potential of the technology and sector to see additional growth ahead from approvals and wider acceptance, the fact of that Instinct Brothers is already profitable and vertically integrated in a competitive market such as Japan, as well as inorganic growth potential, were all factors that could make Instinct Brothers an appealing target. Relativity’s Board agreed to proceed with the Instinct Brothers BCA after taking into account the aforementioned considerations as well as numerous other considerations including, but not limited to, Instinct Brothers’ business nature, size of potential market, technology maturity, business story, valuation, strategy and customer traction.
February 19, 2025: Call to discuss final draft and adjustments to BCA before Relativity Board meeting. Invitees included Mr. Nagano, Mr. Ohmatsu, Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels and other advisors for both Relativity and Instinct Brothers.
February 21, 2025: Relativity follow-up call with ERSHares to confirm assumptions and delivery for board meeting.

February 24, 2025: At the request of the Relativity Board, ERShares rendered its fairness opinion to the effect that the Contribution Consideration to be issued by Relativity in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to the stockholders of Relativity. ERShares conducted both a market transaction (MTA) analysis as well as an analysis of selected companies that share certain characteristics that are sufficiently similar to those of Instinct Brothers. The comparable companies were primarily selected based on the following criteria: (1) being principally engaged in similar business (i.e., stem cell cosmeceuticals); and (2) being listed on a recognized capital market for more than 12 months from the valuation date. The Board voted in favor of the BCA, subject to satisfactory completion of diligence. Relativity’s CEO reviewed the valuation firm’s experience in transactions and prior work completed in rendering fairness opinions, the general background of the ERShares team and their valuation experience. The CEO also presented the firm’s findings, summarized the work performed and answered the Relativity Board’s questions. Relativity’s Board reviewed the material terms of the business combination and related agreements with respect to the business combination with Instinct Brothers. Relativity’s board members received briefing materials regarding the Business Combination, including a written summary of the proposed Business Combination Agreement and the material ancillary documents. Relativity’s Board approved the Business Combination Agreement and related agreements, and recommended that its public stockholders approve the transaction, subject to satisfactory completion of diligence.
February 27, 2025: Videoconference call with Mr. Tabsh and due diligence law firm Aquaxis in Japan to discuss scope, depth, and timing of diligence report.
February 28th: Both companies sign Business Combination Agreement. Key Terms include:
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Consideration: Sellers will receive $200,000,000 worth of Pubco common stock, valued at $10.00 per share.

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Audited Financials: Audited consolidated financials must be prepared under IFRS, audited by a PCAOB-registered auditor, and provided by prior to filing of F-4

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Escrow: 1,000,000 shares of Relativity will be escrowed by the combined business for a period of 6 months to cover any unpaid transaction expenses related to Relativity.

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Lock-Up Agreements: Combined company management, directors, and key stakeholders subject to 180-day lockup.

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Diligence Relativity to complete diligence by April 30, 2025.

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Nasdaq: Closing of the Business Combination subject to listing on Nasdaq.

March 5, 2025: Meeting between Relativity and Instinct Brothers to discuss F-4 filing timing and division of responsibilities, reporting workflows, and drafting integration. Invitees included Mr. Nagano, Mr. Ohmatsu, CFO and Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels and other advisors for both Relativity and Instinct Brothers.
March 18, 2025: Additional expanded diligence question requests submitted via email to Instinct Brothers.
March 26, 2025: Video conference to discuss revenues, opex, capex, inventory, growth potential, timing on 24 financials, regulatory climate forecast, lobbying efforts, adjacent markets, and licensing opportunities. Invitees to the call includedInvitees included Mr. Nagano, Mr. Ohmatsu, CFO and Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels and other advisors for both Relativity and Instinct Brothers.
April 2, 2025: Videoconference with Instinct Brothers to discuss draft filing progress and diligence questions. Invitees included Mr Nagano, Mr. Ohmatsu, And Mr. Lim, Mr. Tabsh, and counsels and other advisors to Relativity and Instinct Brothers, and advisors from Chardan.
April 16, 2025: Videoconference to discuss F-4 progress and auditing timing of 2024 financials for Instinct Brothers. Relativity CEO provides additional guidance for inorganic growth opportunity segmentation based on current innovation trends in stem cell medicine, treatment, and cosmeceuiticals. Invitees included Mr. Nagano, Mr. Ohmatsu, Mr. Lim, Mr. Tabsh, and representatives from Chardan and counsels and other advisors for both Relativity and Instinct Brothers.

April 17, 2025: Aquaxis delivers final due diligence report to Relativity for review.
April 20, 2025: Relativity shares final due diligence report with Instinct Brothers and counsel after initial review. Relativity requested the flagged issues be addressed.
Between February 2, 2025 and April 21, dvisors and counsel engaged by Relativity management, Barnett and Lin (US legal counsel), Aquaxis, LLC (“Aquaxis”) (Japanese diligence), and ERShares (fairness opinion), conducted diligence on Instinct Brothers, including but not limited to reviewing Instinct Brothers corporate documents, compliance, operations, financial statements, forecasts, unaudited accounts, business plan, material contracts and other material agreements in the virtual data room, which covered key aspects of Instinct Brothers’ business, financial and legal matters, including regulatory compliance, operations, management and material contracts.
The virtual data room was further supplemented by requests and responses for additional information. Relativity and its advisors submitted several rounds of follow-up due diligence questions and requests, held a series of due diligence video conference calls, virtual meetings with Instinct Brothers’ team, including its CEO and CFO to discuss and receive responses from Instinct Brothers team in the form of verbal and written answer and supporting documentation uploaded to the virtual data room. Due diligence meetings included discussions regarding Instinct Brothers’ business, technology and technology roadmaps, customer traction, overall addressable market, the commercial viability of Instinct Brothers’ business plan and certain revenue, operating and cost variables underlying the core business of Instinct Brothers, as well as competitors analysis. Other topics discussed include updates on progress, the plan for continued due diligence, valuation and structure, discussion regarding legal, business and financial due diligence findings, negotiation of terms of the merger agreement and the action plan and proposed timeline for a potential business combination. Legal counsel in Japan delivered notice of the satisfactory completion of its diligence to Relativity in mid-April 2025.
On April 23, 2025, the parties had an all hands meeting to discuss progress of F-4, combined proforma financial preparation, Pubco financial preparation, and Instinct Brothers audited financial preparation, and any new business developments, and a couple diligence questions.
The Relativity Board’s Recommendation and Reasons for the Approval of the Business Combination
In evaluating the transaction with BIOT, the Relativity Board consulted with its legal counsel and accounting and other advisors and received a fairness opinion from EntrepreneurShares LLC, as described above. In determining that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are in Relativity’s best interests, the Relativity Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. Moreover, each of Relativity’s directors were asked to consider the potential conflicts of interest arising from their personal circumstances, existing fiduciary obligations, and other factors, if any. No director of Relativity disclosed any pre-existing relationship with BIOT.
In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination Agreement and the transactions contemplated thereby, the Relativity Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Relativity Board considered in reaching its determination and supporting its decision. The Relativity Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Relativity Board. In addition, individual directors may have given different weight to different factors. The Relativity Board realized that there can be no assurance about future results, including results considered as disclosed in the following reasons. This explanation of Relativity’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.” When you consider the Relativity Board’s recommendation, you should be aware that Relativity’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Relativity’s shareholders generally. See “— Interests of Certain Persons in the Business Combination.” for additional information.

The key factors considered by the Board included the following:
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Financial Fitness & Profitability as a Biotech

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Unlike many biotech companies that operate with long research cycles and heavy burn rates, BIOT has a revenue-generating business model with existing cash flows.

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The company’s low capital expenditure requirements and strong margins in regenerative therapies and skincare reduce risk for public market investors.

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BIOT achieves profitability without reliance on speculative drug development pipelines, a major differentiator for SPAC investors evaluating biotech targets.

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Long-Term Growth Potential in Regenerative Medicine

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The global regenerative medicine market is experiencing significant expansion, driven by advancements in stem cell therapies and increasing demand for anti-aging solutions.

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BIOT is positioned to capitalize on this growth by offering scientifically backed treatments and skincare solutions with proven efficacy.

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Leadership in Stem Cell-Based Skincare & Japan’s Market Influence

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The stem cell-based skincare segment is a fast-growing niche within beauty and cosmeceuticals, offering high-margin product lines.

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Japan is recognized globally for skincare innovation and consumer trust, positioning BIOT to leverage brand credibility for domestic and international expansion.

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Favorable Regulatory Environment in Japan for Regenerative Medicine

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Japan has a progressive and well-defined regulatory framework that supports regenerative medicine, expediting approvals for treatments.

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The streamlined process enhances BIOT’ ability to commercialize new therapies faster than competitors in other regions.

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Proprietary Competitive Advantages & Innovation

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Exclusive long-term supply agreements for stem cell-derived ingredients provide a significant moat against competition.

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Proprietary cell culture techniques and partnerships in regenerative research allow BIOT to maintain a cutting-edge position in the industry.

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International Expansion & Global Market Penetration

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Japan’s reputation for medical and cosmetic excellence will allow BIOT to enter global markets through premium product positioning.

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The company is actively exploring licensing agreements, direct-to-consumer sales, and clinical partnerships to expand internationally.

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Attractive Valuation & Financial Strength

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The transaction values BIOT at approximately $200 – $250 million, aligning with market comps for high-growth biotech firms.

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Strong revenue visibility, existing sales channels, and clear profitability milestones make this an attractive investment relative to traditional biotech SPAC targets.

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Capital-Efficient Business Model Supporting Faster Profitability

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BIOT does not rely on lengthy and expensive drug trials — its treatments and skincare products generate revenue immediately.

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Recurring revenue streams from skincare sales, clinical procedures, and licensing fees support predictable financial growth.

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Attractive Unit Economics in Clinical Operations

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BIOT’s clinic model reaches breakeven rapidly, ensuring high returns on investment.

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Modular clinic designs allow for low-cost expansion, enabling rapid market penetration without heavy upfront capital expenditures.

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High Customer Lifetime Value (LTV) & Recurring Revenue Model

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Regenerative medicine patients require ongoing treatments, ensuring repeat visits and sustained revenue streams.

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The combination of clinical treatments and stem-cell-based skincare products enhances patient retention and long-term value.

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Early-Mover Advantage in Regenerative Medicine

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As an early player in perinatal stem cell commercialization, BIOT establishes a leadership position before market saturation.

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The company’s first-mover advantage allows it to secure exclusive partnerships and brand credibility before competitors catch up.

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Favorable Demographics & Rising Demand for Anti-Aging Solutions

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Aging global populations are driving massive demand for regenerative and anti-aging therapies.

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BIOT is well-positioned to meet this demand with scientifically validated treatments tailored to longevity-focused consumers.

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Ownership of Manufacturing & Vertical Integration

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By controlling manufacturing, BIOT ensures cost efficiency, supply chain reliability, and product quality.

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Ownership of proprietary manufacturing facilities enhances profitability and protects against external supply disruptions.

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Strategic Acquisition & Partnership Potential

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The company is an attractive acquisition target for pharmaceutical and beauty conglomerates seeking a foothold in regenerative medicine.

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Exclusive partnerships in manufacturing and licensing create additional revenue streams beyond direct-to-consumer sales.

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Strong ESG & Societal Appeal

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Investors are increasingly focused on ESG-friendly investments, and regenerative medicine aligns with health-focused impact investing.

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BIOT’s ethical sourcing and sustainability initiatives in stem cell research position it as a leader in responsible innovation.

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Public Financing Accelerates Growth

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Unlike many biotech companies that require heavy R&D funding before they generate revenues, BIOT is revenue-generating, reducing dilution risk for public investors.

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Access to public capital will be used strategically for geographic expansion and product development, rather than funding basic research.

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Expansion Through Strategic Acquisitions

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As a public company, BIOT gains access to capital markets for M&A activity in regenerative medicine and biotech.

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The company can acquire complementary businesses in a fragmented market to expand its product offerings and market share.

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Rapid Deployment of Regenerative Technologies

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The company’s agile business model allows for rapid integration of new stem cell-based treatments as they emerge.

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Unlike larger pharmaceutical companies with bureaucratic R&D processes, BIOT adapts quickly to market needs.

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Enhanced Margin Control Through Vertical Integration

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Owning both R&D and manufacturing helps BIOT maintain high margins while controlling costs.

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Direct-to-consumer sales, clinical revenues, and licensing fees enhance profitability while reducing reliance on a single revenue stream.

The Relativity Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to the following:
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Business risk.   The risk that the future financial performance of BIOT may not be consistent with illustrative market sizing analyses provided by BIOT due to factors in BIOT’s control or out of BIOT’s control, such as market acceptance of its products, BIOT’s failure to attract and retain customers, to adapt to new businesses environment, to comply with relevant government regulations, to obtain sufficient capital, among others, and the risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

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Corporate governance risks and costs.   The fact that BIOT has been operating as a private company, which does not explicitly require the level of comprehensive corporate governance investors expect to see in a Nasdaq-listed business, and the costs, time and effort that BIOT may incur to strengthen its infrastructure and governance framework.

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Closing of the Business Combination may not occur.   The risks and costs to Relativity if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Relativity being unable to affect a business combination within the timeframe set forth under Relativity’s current charter, forcing Relativity to liquidate the trust account.

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Current public shareholders exercising redemption rights.   The risk that some of Relativity’s current public shareholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

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Closing conditions of the Business Combination.   The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within Relativity’s control.

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Relativity shareholders not holding a majority position in the Combined Company.   The fact that Relativity shareholders will not hold a majority position in the Combined Company following the Business Combination, which may reduce the influence that Relativity’s current shareholders have on the Combined Company’s management.

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Litigation related to the Business Combination.   The risk of potential litigation challenging the Business Combination, which could enjoin consummation of the Business Combination.

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Transaction fees and expenses incurred by Relativity.   The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Relativity’s cash reserves and operating results if the Business Combination is not completed.

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Negative impact resulting from the announcement of the Business Combination.   The possible negative effect of the Business Combination and public announcement of the Business Combination of Relativity’s financial performance, operating results, and share price.

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Other risks.   Other factors that the Relativity Board deemed relevant, including various other risks associated with the Business Combination, Relativity’s business, and BIOT’s business as described under “Risk Factors.”

Conclusion
The Board evaluated potential risks, uncertainties, and market factors before determining that the strategic benefits of the BIOTs business combination far outweigh any associated risks.
This transaction provides an unprecedented opportunity to merge high-growth regenerative medicine with financial fitness and proven profitability — a rare combination in biotech deals.
Accordingly, the Board unanimously approved the Business Combination and recommends that shareholders vote in favor of the transaction.
Opinion of EntrepreneurShares LLC
Relativity retained ER Shares to render an opinion to the Relativity Board as to the fairness, from a financial point of view to Relativity and to the shareholders of Relativity (other than the Sponsor or any of its affiliates) of the Total Consideration (as defined below) to be issued or paid to such shareholders in the Business Combination. For the purposes of this section, “Transaction Consideration” means the Company Class A Ordinary Shares to be issued in exchange for the SPAC Class A Ordinary Shares and SPAC Warrants at the Merger Effective Time.
Relativity selected ER Shares to provide a fairness opinion based on ER Shares’ qualifications, experience and reputation.
ER Shares delivered its oral opinion to the Relativity Board, subsequently confirmed in writing on February 24, 2025 (the “Opinion”), which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering the Opinion, which is attached to this proxy statement/prospectus as Annex C and is hereby incorporated by reference. The Opinion confirmed that, as of February 24, 2025, the Transaction Consideration to be issued or paid to the shareholders of Instinct Brothers is fair from a financial point of view to Relativity and the shareholders of Relativity, other than the Sponsor and any of its affiliates. The Opinion does not constitute a recommendation to the relevant directors and officers of Relativity or to any other persons in respect of the Business Combination, including as to how any holders of SPAC Class A Ordinary Shares should vote or act in respect of the Business Combination.
In connection with its analyses in rendering the Opinion, ER Shares, among other things:
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Reviewed the financial terms and conditions of the proposed Business Combination set forth in the draft Business Combination Agreement circulated on [      ];

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Reviewed certain operating and financial information, that were provided to ER Shares by management of the Company;

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Reviewed certain guideline public companies and precedent transactions which ER Shares viewed as having attributes similar to the Company;

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Reviewed other publicly available industry information (i.e., various equity analyst reports, macroeconomic reports, and public information about guideline companies), available from databases such as S&P Capital IQ (“CapIQ”); and

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Engaged in confirmatory discussions with Relativity regarding the Company’s business and key assumptions and risks associated with the Company’s business plans.

For purposes of its analysis and the Opinion, ER Shares assumed and relied upon the accuracy and completeness of the financial and other publicly available information, and all of the information supplied or otherwise made available to, discussed with or reviewed by ER Shares, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information) and further relied upon the assurances of Relativity management that they were not aware of any facts or circumstances that would make such information provided to ER Shares inaccurate or misleading.
For purposes of its analysis and the Opinion, ER Shares assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Business Combination

Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement and that all conditions to the consummation of the Business Combination would be satisfied without waiver or modification thereof. ER Shares further assumed, in all respects material to its analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Business Combination would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Business Combination or reduce the contemplated benefits to the holders of SPAC Class A Ordinary Shares.
ER Shares did not, in connection with the Opinion, conduct any physical inspection of properties or facilities associated with the Company. The Opinion is necessarily based upon information made available to ER Shares as of February 24, 2025, and financial, economic, market, and other conditions as they existed and as could be evaluated as of that date and does not reflect any subsequent developments. ER Shares does not have any obligation to update, revise or reaffirm the Opinion.
ER Shares was not asked to opine on, and the Opinion does not express any views on, (i) any other terms of the Business Combination (except as expressly addressed herein), (ii) Relativity’s underlying business decision to proceed with or effect the Business Combination, (iii) the merits of the Business Combination relative to any alternative transaction or business strategy that may be available to Relativity, (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Relativity or the Company in the Business Combination, or relative to or in comparison with the Total Consideration paid to shareholders of Relativity, (v) the fairness of the Business Combination to any particular group or class of securities, creditors, or other constituencies of Relativity, other than those set forth in the Opinion or (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the Business Combination under any applicable laws relating to bankruptcy, insolvency or similar matters.
Set forth below is a summary of the material financial analyses carried out by ER Shares, in connection with ER Shares rendering the Opinion. The following summary, however, does not purport to be a complete description of the analyses performed by ER Shares. The order of the analyses described, and the results of these analyses do not represent relative importance or weight given to these analyses by ER Shares. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 24, 2025, and is not necessarily indicative of current market conditions.
Summary of ER Shares’ Financial Analysis of Company
Market Method
The primary method ER Shares used as the basis for the fairness opinion assessment was a Market Method, which relied on a combination of (a) a Guideline Publicly Traded Companies Analysis (“GPC Analysis”), and (b) a Guideline Transaction Analysis (“GTM Analysis”).
Guideline Publicly Traded Companies Analysis
The GPC Analysis is a market indicator used to value a business. ER Shares reviewed and analyzed publicly available data on CapIQ about companies that were considered to have attributes similar to the Company. There are no guideline public companies that are directly comparable to Company’s future prospective business. ER Shares selected a group of 32 guideline public companies that it considered to have attributes similar to the Company (“GPC Guideline Companies,” collectively, the “Guideline Companies Group”) to use for purposes of the GPC Analysis.
ER Shares utilized the platform and analytical tools of CapIQ’s public company database (the “database,” unless otherwise indicated, as accessed as of February 24, 2024 (the “Access Date”)), to assist with the identification of GPC Guideline Companies and to obtain certain publicly available information about those companies. Of the total number of companies with securities listed on a U.S. or non-U.S. national securities exchange (“Public Companies”) included in the database, ER Shares selected the 32 GPC Guideline Companies.
The GPC Guideline Companies are as follows:

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Edgewise Therapeutics, Inc.

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Belite Bio, Inc

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Structure Therapeutics Inc.

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GH Research PLC

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Rapport Therapeutics, Inc.

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MBX Biosciences, Inc.

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Terns Pharmaceuticals, Inc.

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Atai Life Sciences N.V.

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Neumora Therapeutics, Inc.

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Alumis Inc.

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Pliant Therapeutics, Inc.

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Third Harmonic Bio, Inc.

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Ventyx Biosciences, Inc.

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Telomir Pharmaceuticals, Inc.

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Cardiol Therapeutics Inc.

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Reviva Pharmaceuticals Holdings, Inc.

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Alto Neuroscience, Inc.

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Context Therapeutics Inc.

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Ikena Oncology, Inc.

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Anebulo Pharmaceuticals, Inc.

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Iterum Therapeutics plc

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Cadrenal Therapeutics, Inc.

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AN2 Therapeutics, Inc.

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NRx Pharmaceuticals, Inc.

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Jupiter Neurosciences, Inc.

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MIRA Pharmaceuticals, Inc.

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CNS Pharmaceuticals, Inc.

•
Hoth Therapeutics, Inc.

•
Clearmind Medicine Inc.

•
NLS Pharmaceutics AG

•
Avenue Therapeutics, Inc.

•
Virpax Pharmaceuticals, Inc.

•
Worldwide Presence: Of the total number of companies included in the database, ER Shares selected a group of 71,839 Public Companies with securities listed on various national exchanges globally in order to incorporate in the GPC Guideline Companies with operations and foci outside as well as inside of Indonesia (the “Worldwide Presence Category”).

•
All Healthcare: Within the companies in the Worldwide Presence Category, ER Shares narrowed its search to approximately 5,150 Public Companies that fall within the Global Industry Classification Standards classifications developed by S&P, Dow Jones Indices and MSCI, as of the Access Date (“GICS”) general “Healthcare” classification (the “Healthcare Category”).

•
Specific Healthcare Category: ER Shares’ search was further narrowed to approximately 1,368 companies within the Healthcare Category, which ER Shares considered to have attributes or potential similarities to the Company.

•
US Exchanges: Among the companies within the Specific Healthcare Companies, ER Shares focused on 188 companies that were listed on US exchanges, which ER Shares considered relevant to the Company given its intent to list on a US Exchange.

•
Founded after 2014: Among the companies within the Specific Healthcare Category, listed on US Exchanges, ER Shares chose the 46 companies that were founded after 2014, which ER Shares considered most relevant to the Company given its current age.

•
Revenue less than $5M: Among the companies within the Specific Healthcare Category, listed on US exchanges and founded after 2014, ER Shares chose the 32 companies that had revenues less than $5M, which ER Shares considered most relevant to the Company given its current operations.

For each of the Comparable Companies identified above, a valuation range of $85 Million to $306 Million was determined for Instinct Brother’s consolidated potential future business, based on the Mean and Median Market Capitalization of the 32 companies identified above. The Market Capitalization of the

32 Companies derived, were reflected in the most recent public filings made by the Comparable Companies and data made available by CapitalIQ as of the date of valuation.
Based on the derived valuation range of approximately $85 Million to $306 Million, the transaction based on a pre-money total enterprise value of $200 Million fell within the derived valuation range and was deemed to be fair from a financial point of view under this methodology.
Guideline Transaction Analysis
The GTM Analysis is a market method examining comparable transactions based on ER Shares’ review and analysis of publicly available data (sourced through the subscription database Pitchbook) about initial public offerings and reverse mergers. Within these guidelines, the following factors were considered in determining the appropriateness of transactions for inclusion in the GTM Analysis carried out by ER Shares: (i) sector, (ii) business status (iii) deal type (iv) deal status (v) deal date and (vi) exchange. Utilizing the criteria set forth above, ER Shares identified 39 guideline transactions (the “GTM Guideline Transactions” and collectively, the “Guideline Transactions Group”) that ER Shares considered relevant for comparative purposes, though, as described below, none of the selected transactions has characteristics identical to the proposed Business Combination or involves businesses that are identical to the Company. The categories of transactions used by ER Shares as criteria for inclusion in the Guideline Transactions Group can be summarized as follows, based on information accessed by ER Shares through Pitchbook on February 24, 2025:
The GTM Guideline Transactions are as follows:

•
Sana Biotechnology (NAS: SANA)

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BridgeBio (NAS: BBIO)

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Prime Medicine (NAS: PRME)

•
Quantum-Si (NAS: QSI)

•
Century Therapeutics (NAS: IPSC)

•
Poseida Therapeutics (NAS: PSTX)

•
Graphite Bio (NAS: GRPH)

•
Verve Therapeutics (NAS: VERV)

•
Generation Bio (NAS: GBIO)

•
Beam Therapeutics (NAS: BEAM)

•
Passage Bio (NAS: PASG)

•
Taysha Gene Therapies (NAS: TSHA)

•
Silverback Therapeutics

•
Bolt Biotherapeutics (NAS: BOLT)

•
Vor Biopharma (NAS: VOR)

•
Freeline Therapeutics (NAS: FRLN)

•
Tenaya Therapeutics (NAS: TNYA)

•
Prevail Therapeutics

•
Akouos (NAS: AKUS)

•
Arcellx (NAS: ACLX)

•
Werewolf Therapeutics (NAS: HOWL)

•
Decibel Therapeutics (NAS: DBTX)

•
SAb Biotherapeutics (NAS: SABS)

•
Xilio Therapeutics (NAS: XLO)

•
IO Biotech (NAS: IOBT)

•
Jasper Therapeutics (NAS: JSPR)

•
TScan Therapeutics (NAS: TCRX)

•
Surrozen (NAS: SRZN)

•
Metacrine (PINX: MTCR)

•
NextCure (NAS: NXTC)

•
Oncorus (NAS: ONCR)

•
Checkmate Pharmaceuticals

•
Cabaletta Bio (NAS: CABA)

•
RAPT Therapeutics (NAS: RAPT)

•
IN8bio (NAS: INAB)

•
Longeveron (NAS: LGVN)

•
INmune Bio (NAS: INMB)

•
Scopus BioPharma (PINX: SCPS)

•
Aditxt (NAS: ADTX)

•
Healthcare Sector: ER Shares focused on transactions involving companies falling in the Pitchbook Industries and Verticals Healthcare Sector, specifically in the Pharmaceuticals and Biotechnology, Healthcare Technology Systems and Pharmaceutical Services industry group, which it considered most likely to encompass companies that have similarities to the Company in terms of operation characteristics and trajectories.
•
Revenues under $5M: Among transactions falling into the Healthcare category, ER Shares selected transactions involving privately owned companies generating revenues under $5M. ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the business lines of the Company.

•
IPO Transactions: Among transactions falling into the Healthcare category, ER Shares alternatively selected transactions resulting in a previously privately owned company becoming a public company through an initial public offering (generally involving a first time offering of shares of a company stock to the public). ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the business lines of the Company.

•
Reverse Merger: Among transactions falling into the Healthcare category, ER Shares selected transactions resulting in a previously privately owned company being merged into a public shell through a reverse merger. ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the business lines of the Company.

•
US Exchanges: Among transactions falling into the Healthcare category, ER Shares selected transactions that resulted in a formerly privately owned company being listed on a US exchange through an IPO or Reverse Merger. ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the intended exchange listing of the Company.

•
Founded after 2014: Among transactions falling into the Healthcare category, ER Shares selected transactions involving formerly privately owned companies founded after 2014. ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the age of the Company.

•
Completed Transactions after 2019: Among transactions falling into the Healthcare category, ER Shares selected transactions completed after 2019 involving formerly privately owned companies. ER Shares considered these types of transactions to be similar to the proposed Business Combination, given the similarities in the market conditions in which these transactions were completed.

For each of the Comparable transactions identified above, a valuation range of $340 Million to $539 Million was determined for Instinct Brother’s consolidated potential future business, based on the Mean and Median Market pre-money enterprise valuation of the 39 companies identified above. The pre-money enterprise valuation of the 39 Companies derived, were reflected in public filings made by the companies involved in the GTM Guideline Transactions and data made available by Pitchbook as of the date of valuation.
Based on the derived valuation range of approximately $340 Million to $539 Million, the transaction based on a pre-money total enterprise value of $200 Million fell below the derived valuation range and was deemed to be fair from a financial point of view under this methodology.
Miscellaneous
The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by ER Shares and is qualified in its entirety by reference to the full text of the Opinion, which is as attached as Annex C to this proxy statement/prospectus. In connection with the evaluation of the Transaction Consideration, ER Shares performed a variety of financial and comparative analyses for the purpose of rendering the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Opinion. In arriving at its fairness determination, ER Shares considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of the Opinion. Rather, ER Shares made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, ER Shares may have given certain analyses and factors more or less weight than others and may have deemed certain assumptions more or less probable than others. As a result, the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of ER Shares with respect to the actual value of the potential future value of Company. Further, ER Shares’ analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Relativity, the Company or their respective officers, managers and advisors.
Relativity retained ER Shares to render an opinion to the Relativity Board as to the fairness, from a financial point of view to Relativity and to the shareholders of Relativity (other than the Sponsor or any of its affiliates) of the Transaction Consideration to be issued or paid to such shareholders in the Business Combination. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. The results, information and estimates contained in these analyses are not intended to be, and should not be interpreted or construed as, indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, ER Shares’ analysis is dependent entirely on information, that was provided to ER Shares by the Company, without independent verification by ER Shares. Illustrative information, business plans, prospects and other information that was used in, and the results derived from, ER Shares’ analyses are inherently subject to substantial uncertainty, and ER Shares assumes no responsibility if future results are materially different from those forecasted in such estimates.
As compensation for ER Shares’ service in connection with the rendering the Opinion to the Relativity Board, Relativity agreed to pay ER Shares a fee of $35,000. $15,000 of the fee was paid upon commencement of the engagement and $20,000 of the fee is payable upon closing of the business combination or February 02, 2026, whichever is earlier.
Disclosure of Prior Relationships
During the two years preceding the date of the opinion, ErShares has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.
Stock Exchange Listing
We expect to list the Pubco Ordinary Shares and the Pubco Public Warrants on Nasdaq under the proposed symbols “BIOT” and “BIOTW,” respectively.
U.S. Federal Income Tax Considerations
For a discussion summarizing the U.S. federal income tax considerations of any exercise of Redemption Rights, please see “Material U.S. Federal Income Tax Considerations.”
Expected Accounting Treatment
The Business Combination between Relativity and BIOT will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. Under this method of accounting, Relativity will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BIOT issuing shares for the net assets of Relativity, accompanied by a recapitalization. The net assets of Relativity will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. This determination is primarily based on BIOT stockholders comprising a relative majority of the voting power of Pubco and having the ability to nominate a majority of the members of the Pubco Board. BIOT’ operations and BIOT’ senior management comprise the senior management of Pubco. Accordingly, for accounting purposes, the financial statements of Pubco will represent a continuation of the financial statements of BIOT, with the Business Combination being treated as the equivalent of BIOT issuing stock for the net assets of Relativity, accompanied by a recapitalization. The net assets of Relativity will be stated at historical costs, with no goodwill or intangible assets recorded. Operations before the Business Combination will be presented as those of BIOT in future reports of Pubco.
Regulatory Matters
The Business Combination and the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Secretary of State of the State of Delaware and the Cayman Islands necessary to effect the Business Combination, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Relativity, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Relativity’s stockholders. Neither Relativity nor BIOT are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as described above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Vote Required for Approval
The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class. As of the date hereof, the Initial Stockholders own approximately 96.5% of the issued and outstanding Relativity Common Stock and have not purchased any Public Shares but may do so at any time. As a result, the Initial Stockholders own sufficient shares to approve the Business Combination Proposal.
Failure to submit a proxy or to vote online at the Stockholder Special Meeting and abstentions from voting will have no effect on the Business Combination Proposal.
The consummation of the Business Combination is conditioned upon the approval of the Business Combination Proposal. If the Business Combination is not consummated for any reason, the actions contemplated by the Business Combination Proposal will not be effected.
Recommendation of the Relativity Board of Directors
THE RELATIVITY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE REDEMPTION LIMITATION AMENDMENT PROPOSAL
Overview
Relativity is proposing to amend the Current Charter in the form set forth in Annex B to this proxy statement/prospectus to eliminate the requirement that Relativity, or any entity that succeeds Relativity as a public company, retain at least $5,000,001 of net tangible assets following the redemption of Public Shares (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) in connection with the Business Combination and to authorize Relativity to redeem Public Shares in amounts that would cause Relativity’s net tangible assets to be less than $5,000,001.
Reasons for the Redemption Limitation Amendment Proposal
Relativity stockholders are being asked to adopt the proposed amendments to the Current Charter. The Current Charter limits Relativity’s ability to consummate a business combination, or to redeem Public Shares in connection with a business combination, if it would cause Relativity, or any entity that succeeds Relativity as a public company, to have less than $5,000,001 in net tangible assets upon consummation of such initial business combination. The purpose of such limitation is to ensure that the Public Shares are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Public Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, Relativity is presenting the Redemption Limitation Amendment Proposal to facilitate the consummation of the Business Combination. If the Redemption Limitation Amendment Proposal is not approved and there are significant requests for redemption (including as a result of the Redemption Limitation Amendment Proposal) such that Pubco’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, Relativity would be unable to consummate the Business Combination even if all contractual conditions to closing of the Business Combination (other than the condition with respect to Pubco’s net tangible assets) are met.
Certain Effects of the Approval of the Redemption Limitation Amendment Proposal
If the Redemption Limitation Amendment Proposal is approved, it will not be a condition to the Closing that Pubco have at least $5,000,001 in net tangible assets.
Vote Required
The approval of the Redemption Limitation Amendment Proposal requires the affirmative vote of at least a majority of all outstanding shares of Relativity Common Stock, voting together as a single class. As of the date hereof, the Initial Stockholders own approximately 96.5% of the issued and outstanding Relativity Common Stock and have not purchased any Public Shares but may do so at any time. As a result, the Initial Stockholders own sufficient shares to approve the Redemption Limitation Amendment Proposal.
Failure to submit a proxy or to vote online at the Stockholder Special Meeting and abstentions from voting will have no effect on the Redemption Limitation Amendment Proposal.
However, even if this Proposal is approved, if the Business Combination Proposal is not approved, the transactions contemplated by this Proposal will not be affected.
The consummation of the Business Combination is not conditioned upon the approval of the Redemption Limitation Amendment Proposal at the Stockholder Special Meeting. Redemption Limitation Amendment Proposal is conditioned on the approval of the Business Combination Proposal.
Recommendation of the Relativity Board
THE RELATIVITY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE REDEMPTION LIMITATION AMENDMENT PROPOSAL.

PROPOSAL NO. 3 — THE STOCKHOLDER ADJOURNMENT PROPOSAL
Overview
The Stockholder Adjournment Proposal, if adopted, will allow the Relativity Board to adjourn the Stockholder Special Meeting to a later date or dates, if desired or necessary, at the determination of the Relativity Board. In no event will the Relativity Board adjourn the Stockholder Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Stockholder Adjournment Proposal is Not Approved
If the Stockholder Adjournment Proposal is not approved by Relativity’s stockholders, the Relativity Board may not be able to adjourn the Stockholder Special Meeting to a later date in the event that there are insufficient votes to approve the Business Combination Proposal or any other Proposal, and Relativity may be unable to consummate the Business Combination. If Relativity does not consummate the Business Combination and fails to complete an Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders.
Vote Required for Approval
The approval of the Stockholder Adjournment Proposal requires the affirmative vote of a majority of the shares of Relativity Common Stock that are voted at the Stockholder Special Meeting, voting together as a single class. As of the date hereof, the Initial Stockholders own approximately 96.5% of the issued and outstanding Relativity Common Stock and have not purchased any Public Shares but may do so at any time. As a result, the Initial Stockholders own sufficient shares to approve the Stockholder Adjournment Proposal.
Failure to submit a proxy or to vote online at the Stockholder Special Meeting and abstention from voting will have no effect on the Stockholder Adjournment Proposal.
The consummation of the Business Combination is not conditioned upon the approval of the Stockholder Adjournment Proposal at the Stockholder Special Meeting and the approval of the Stockholder Adjournment Proposal is not conditioned on the approval of the Business Combination Proposal.
Recommendation of the Relativity Board of Directors
THE RELATIVITY BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE STOCKHOLDER ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On March 4, 2025, Relativity Acquisition Corp. (“Relativity” or the “Company”) and Instinct Brothers Co., Ltd., along with its affiliated entities — Hiroki Global Co., Ltd, Artisans Production Co., Ltd, Instinct RAS Co., Ltd (collectively, “Instinct Brothers”) entered into a definitive business combination agreement (the “Merger Agreement”) that will result in Instinct Brothers becoming a wholly-owned subsidiary of Relatively upon the closing of the transaction contemplated therein (the “Proposed Transaction”) in accordance with the terms and conditions in the Merger Agreement. The Proposed Transaction is expected to close in Q3 2025, subject to approval by Relativity’s stockholders and other customary closing conditions outlined in the Merger Agreement.
Under the terms of the Merger Agreement, Relativity will acquire all issued and outstanding shares of Instinct Brothers, making it a wholly owned subsidiary of Relativity. Upon closing the Proposed Transaction, the combined company will operate under the name Instinct Bio Technical Company Inc. (the “Combined Company”). As part of the Proposed Transaction, Instinct Brothers will become a publicly traded entity under the name of the Combined Company. The combined company will have an implied pro-form enterprise value of approximately $242 million upon closing the Proposed Transaction. The following unaudited pro forma condensed combined Financial Statement of Relativity and Instinct Brothers have been prepared to give effect to the Proposed Transaction as if it had occurred on January 1, 2024.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024 give pro forma effect to the Transactions as if they had occurred as of January 1, 2024. The unaudited pro forma condensed combined balance sheet is presented as of December 31, 2024, and the unaudited pro forma condensed combined statements of operations are presented for the fiscal year ended December 31, 2024.
This information should be read together with Relativity’s and Instinct Brother’s audited financial statements as of and for the year ended December 31, 2024 and related notes, which are included elsewhere in this proxy statement/prospectus, as well as the sections of this proxy statement/prospectus entitled “Relativity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Instinct Brother’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 has been prepared using the following:
•
Relativity’s audited historical consolidated balance sheet as of December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•
Instinct Brother’s audited historical balance sheet as of November 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024 has been prepared using the following
•
Relativity’s audited historical consolidated statement of operations for the fiscal year ended December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•
Instinct Brother’s audited historical statement of operation for the fiscal year ended November 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

Due to the unavailability of Instinct Brothers’ interim financial information for the one-month period ended December 31, 2024, no pro forma adjustments have been made to align the fiscal periods. Management believes that the effect of excluding this adjustment is not material to the pro forma financial information presented herein.

Accounting for the Transactions
Accordingly, the Merger will be accounted for as a “reverse merger” in accordance with International Financial Reporting Standards (“IFRS”). Under this method of accounting, Instinct Brothers will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on holders of Relativity controlling the majority of the relative voting rights, Instinct Brothers’ operation comprising the ongoing operations of the Combined Company, and Instinct Brothers’ senior management comprising the senior management of the Combined Company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Relativity issuing stock for the net assets of Instinct Brothers, accompanied by a recapitalization. The net assets of Instinct Brothers will be stated at historical cost, with no goodwill or other intangible assets recorded.
The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and does not purport to represent what the Combined Company’s actual combined results of operations would have been had the merger occurred on the date assumed, nor are they indicative of the Combined Company’s future combined results of operations. The actual results reported in periods following the merger may differ significantly from those reflected in this Unaudited Pro Forma Condensed Combined Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this Unaudited Pro Forma Condensed Combined Financial Statements and actual amounts, cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing, or other restructuring that may result from the acquisition.
The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information has been prepared assuming three different scenarios based on different numbers of Relativity Class A Ordinary Shares for which redemption rights have been exercised by Relativity Public shareholders:
•
Scenario 1 — Assuming No Redemptions: this scenario assumes no Relativity Public shareholders exercise their redemption rights, and all Relativity Class A Ordinary Shares previously subject to redemption for cash would be transferred to New Relativity Ordinary Shares.

•
Scenario 2 — Assuming 50% Redemption: this scenario assumes Relativity Public shareholders exercise their redemption rights with respect to 31,244 Relativity Class A Ordinary Shares, or 50% of the outstanding redeemable Relativity Class A Ordinary Shares, for which approximately [$339,536] is paid out in cash to such redeeming Relativity shareholders, and the remaining 31,244 Relativity Class A Ordinary Shares previously subject to redemption for cash would be transferred to New Relativity Ordinary Shares.

•
Scenario 3 — Assuming 100% Redemption: this scenario assumes Relativity Public shareholders exercise their redemption rights with respect to all 62,488 redeemable Relativity Class A Ordinary Shares, for which approximately [$679,072] is paid out in cash to such redeeming Relativity Public shareholders.

The following table provides a pro forma summary of the New Relativity Ordinary Shares that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on January 1, 2024.
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
	Shares	%	Share	%	Share	%
Public Stockholders	62,488	0.26%	31,244	0.13%	—	—
Seller	19,000,000	77.96%	19,000,000	78.06%	19,000,000	78.16%
Initial Stockholders (excluding the Sponsor)	—	0.00%	—	0.00%	—	0.00%
Sponsor	5,308,750	21.78%	5,308,750	21.81%	5,308,750	21.84%
	24,371,238	100.00%	24,339,994	100.00%	24,308,750	100.00%

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2024
			Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming 100% Redemptions
US$	Relativity	Instinct Brother	Pro Forma Adjustments	Pro Forma Balance Sheet	Pro Forma Adjustments	Pro Forma Balance Sheet	Pro Forma Adjustments	Pro Forma Balance Sheet
Assets
Current Assets:
Cash and cash equivalents	$1,674	$512,446	$—	$514,120	769,267(a)	$943,851	769,267	$604,315
					(339,536)(b)		(679,072)(b)
Account receivables	—	420,390	—	420,390	—	420,390	—	420,390
Other receivables	—	508,578	—	508,578	—	508,578	—	508,578
Inventories	—	368,761	—	368,761	—	368,761	—	368,761
Prepaid expenses	29,556	—	—	29,556	—	29,556	—	29,556
Due from Sponsor	3,047	—	—	3,047	—	3,047	—	3,047
Tax recoverable	—	3,012	—	3,012	—	3,012	—	3,012
Cash and investments held in Trust Account	769,267	—	—	769,267	(769,267)(a)	—	(769,267)	—
Total current assets	803,544	1,813,187	—	2,616,731	—	2,277,195	—	1,937,659
Non-current assets:
Property, plant and equipment	—	865,027	—	865,027	—	865,027	—	865,027
Right-of-use assets	—	223,592	—	223,592	—	223,592	—	223,592
Intangible assets	—	38,837	—	38,837	—	38,837	—	38,837
Other receivables	—	164,379	—	164,379	—	164,379	—	164,379
Total non-current assets	—	1,291,835	—	1,291,835		1,291,835		1,291,835
Total Assets	803,544	3,105,022	—	3,908,566		3,569,030		3,229,494
Liabilities and Shareholders’ Equity
Current liabilities:
Account payables	—	51,450	—	51,450	—	51,450	—	51,450
Other payables	1,995,193	456,006	—	2,451,199	—	2,451,199	—	2,451,199
Due to related party	28,771	—	—	28,771	—	28,771	—	28,771
Excise tax payable	10.192	—	—	10.192	—	10.192	—	10.192
Franchise tax payable	8,600	—	—	8,600	—	8,600	—	8,600
Other financial liabilities	679,072	—	(679,072)(b)	—	(679,072)(b)	—	(679,072)(b)	—
Lease liabilities	—	141,307	—	141,307	—	141,307	—	141,307
Income tax payable	78,864	13,835	—	92,699	—	92,699	—	92,699
Total current liabilities	2,800,692	662,598	—	2,784,218	—	2,784,218	—	2,784,218
Non-current liabilities:
Lease liabilities	—	91,958	—	91,958	—	91,958	—	91,958
Other payables	—	13,333	—	13,333	—	13,333	—	13,333
Warrant liabilities	541,787	—	—	541,787	—	541,787	—	541,787
Total non-current liabilities	541,787	105,291	—	647,078	—	647,078	—	647,078
Total Liabilities
Shareholders’ Equity:
Share capital	424	83,600	—	84,024	—	84,024	—	84,024
Additional paid-in capital	—	—	679,072(b)	679,072	339,536(b)	339,536	—(b)	—
Reserve	—	(853,096)	—	(853,096)	—	(853,096)	—	(853,096)
Retained earnings	(2,539,359)	3,106,629	—	567,270	—	567,270	—	567,270
Total shareholders’ equity	(2,538,935)	2,337,133	679,072	477,270	339,536	137,734	—	(201,802)
Total Liabilities and Shareholders’ Equity	$803,544	$3,105,022		$3,908,566		$3,569,030		$3,229,494
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operation
For the Year Ended December 31, 2024
			Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming 100% Redemptions
US$	Relativity	Instinct Brother	Pro Forma Adjustments	Pro forma Income Statement	Pro Forma Adjustments	Pro forma Income Statement	Pro Forma Adjustments	Pro forma Income Statement
Revenue	$—	$2,760,704	$—	$2,760,704	$—	$2,760,704	$—	$2,760,704
Cost of sales	—	(761,917)	—	(761,917)	—	(761,917)	—	(761,917)
Gross profit	—	1,998,787	—	1,998,787	—	1,998,787	—	1,998,787
Operating expenses:
Selling, general and administrative expenses	(741,798)	(2,066,692)	—	(2,808,490)	—	(2,808,490)	—	(2,808,490)
Total operating expenses	(741,798)	(2,066,692)	—	(2,808,490)	—	(2,808,490)	—	(2,808,490)
Other expenses:
Change in FV of warrant liability	(15,780)	—	—	(15,780)	—	(15,780)	—	(15,780)
Total other expenses	(15,780)	—	—	(15,780)	—	(15,780)	—	(15,780)
Other income:
Gain from extinguishment of promissory note	360,114	—	—	360,114	—	360,114	—	360,114
Income from Trust account	38,883	—	—	38,883	—	38,883	—	38,883
Miscellaneous income	—	191,455	—	191,455	—	191,455	—	191,455
Net changes on impairment on financial assets	—	220	—	220	—	220	—	220
Total other income	398,997	191,675	—	590,672	—	590,672	—	590,672
Profit /(Loss) from operation	(358,581)	123,770	—	(234,811)	—	(234,811)	—	(234,811)
Finance income (expenses):
Interest income	—	6,245		6,245		6,245		6,245
Interest expense	—	(3,557)		(3,557)		(3,557)		(3,557)
Total finance expense (net)	—	2,688	—	2,688	—	2,688	—	2,688
Income before income taxes	(358,581)	126,458	—	(232,123)	—	(232,123)	—	(232,123)
Income tax expense	(81,983)	(51,801)	—	(133,784)	—	(133,784)	—	(133,784)
Net profit /(loss)	$(440,564)	$74,657	$—	$(365,907)	$—	$(365,907)	—	$(365,907)
Earnings per share:
Basic and Diluted	$(0.10)	$—	$—	$(0.02)	$—	$(0.02)	$—	$(0.02)
Weighted average shares outstanding:
Basic and Diluted	4,247,499	—	—	24,371,238	—	24,339,994	—	24,308,750
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
BASIS OF PRESENTATION

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with IFRS, whereby Instinct Brothers is treated as the acquired company and Relativity is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of Relativity issuing shares for the net assets of Instinct Brothers, accompanied by a recapitalization. The net assets of Instinct Brothers will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives pro forma effect to the Transactions as if they had been consummated on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024 give pro forma effect to the Transactions as if they had been consummated on January 1, 2024.
The unaudited pro forma condensed combined balance sheet as of December 31, 2024 and the related notes have been prepared using, and should be read in conjunction with, the following:
•
Relativity’s audited historical consolidated balance sheet as of December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•
Instinct Brothers’ audited historical balance sheet as of November 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024 and the related notes have been prepared using, and should be read in conjunction with, the following:
•
Relativity’s audited historical consolidated statement of operations for the fiscal year ended December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•
Instinct Brothers’ audited historical statement of operation for the fiscal year ended November 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in these accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Relativity and Instinct Brothers.

2.
ACCOUNTING POLICIES

Upon consummation of the Business Combination, management will perform a comprehensive review of Relativity’s and Instinct Brothers’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.
3.
ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.
The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.
The unaudited pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Relativity’s Ordinary Shares outstanding, assuming the Transactions were consummated on January 1, 2024.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2024 are as follows:
(a)
Reflects the release of cash held in the Trust Account.

(b)
Scenario 1 — Assuming No Redemptions: this scenario assumes no Relativity Public shareholders exercise their redemption rights, and all Relativity Class A Ordinary Shares previously subject to redemption for cash would be transferred to New Relativity Ordinary Shares.

Scenario 2 — Assuming 50% Redemption: this scenario assumes Relativity Public shareholders exercise their redemption rights with respect to 31,244 Relativity Class A Ordinary Shares, or 50% of the outstanding redeemable Relativity Class A Ordinary Shares, for which approximately [$339,536] is paid out in cash to such redeeming Relativity shareholders, and the remaining 31,244 Relativity Class A Ordinary Shares previously subject to redemption for cash would be transferred to New Relativity Ordinary Shares.
Scenario 3 — Assuming 100% Redemption: this scenario assumes Relativity Public shareholders exercise their redemption rights with respect to all 62,488 redeemable Relativity Class A Ordinary Shares, for which approximately [$679,072] is paid out in cash to such redeeming Relativity Public shareholders.
4.
NET INCOME PER SHARE

Represents the net income per share calculated using the historical weighted average Relativity’s Ordinary Shares outstanding, and the issuance of additional Combined Company’s Ordinary Shares in connection with the Business Combination, assuming the Combined Company’s Ordinary Shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average Combined Company’s Ordinary Shares outstanding for basic and diluted net loss per Combined Company’s Ordinary Shares assumes that the Combined Company’s Ordinary Shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

	Assuming No Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Pro forma net loss for the fiscal year ended December 31, 2024	(365,907)	(365,907)	(365,907)
Pro forma weighted average shares calculation – basic and diluted:
Public Stockholders	62,488	31,244	—
Seller	19,000,000	19,000,000	19,000,000
Initial Stockholders (excluding the Sponsor)	—	—	—
Sponsor	5,308,750	5,308,750	5,308,750
Pro forma weighted average Combined Company’s Ordinary Shares outstanding – basic and diluted (note)	24,371,238	24,339,994	24,308,750
Pro forma net income for the fiscal year ended December 31, 2024 per Combined Company’s Ordinary Share- basic and diluted	(0.02)	(0.02)	(0.02)

INFORMATION ABOUT RELATIVITY
General
Relativity is a blank check company incorporated on April 13, 2021 as a Delaware exempted company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Significant Activities Since Inception
On February 15, 2022, Relativity consummated its initial public offering of 14,375,000 Public Units (including 1,875,000 units offered in connection with the full exercise of underwriters’ overallotment options). Each Public Unit consists of one Public Share and one Relativity Public Warrant. The Public Units were sold at a price of $10.00 per unit, generating gross proceeds to Relativity of $143,750,000.
In connection with the IPO, including the underwriters’ elections to exercise their overallotment option in relation thereto, Relativity consummated private sales of an aggregate of 653,750 Private Placement Units. Each Private Placement Unit consists of one share of Relativity Class A Common Stock and one Relativity Private Warrant. The Private Placements were sold at a price of $10.00 per unit, generating total gross proceeds of approximately $6,537,500. The Private Placement Units are identical to the Public Units, except that the underlying Relativity Private Warrant, so long as they are held by their initial purchasers or their permitted transferees, (i) will not be redeemable by Relativity, (ii) (including the shares of Relativity Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Relativity completes its Initial Business Combination and (iii) (including the shares of common stock issuable upon exercise of these warrants) will be entitled to registration rights.
A total of $146,625,000 from the net proceeds from the IPO and the Private Placement Units was placed in the Trust Account maintained by Continental, acting as trustee. Relativity must complete its Initial Business Combination within 18 months from the closing of the IPO. If Relativity’s Initial Business Combination is not consummated by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), then Relativity’s existence will terminate, and Relativity will distribute all amounts in the Trust Account.
On February 28, 2025 , Relativity entered into the Business Combination Agreement with (i) Pubco, (ii) Merger Sub, (iii) BIOT, (iv) the Seller, (v) the BIOT Founder, (vi) the Sponsor as the Purchaser Representative, and (vii) Tomoki Nagano as the Seller Representative. BIOT is a Japanese company specializing in regenerative stem cell-based cosmetics solutions. BIOT offers a vertically integrated platform encompassing research and development, proprietary manufacturing, distribution, retail, and sale of innovative and advanced regenerative stem cell cosmetic products. At the Closing, in accordance with the DGCL, Companies Act and other applicable law, (i) Merger Sub will merge with and into Relativity, with Relativity continuing as the surviving entity as a wholly-owned subsidiary of Pubco, and with security holders of Relativity receiving substantially equivalent securities of Pubco; (ii) Sellers will contribute all of its ownership interests in the Operating Company to Pubco in exchange for aggregate consideration in the amount of $200,000,000, to be paid in Pubco Ordinary Shares valued at $10.00 per share, and as a result of which the Operating Company will become a wholly-owned subsidiary of Pubco and (iii) Pubco will become a publicly traded company. At the Closing, each Relativity Public Warrant will be converted into one Pubco Public Warrant and each Relativity Private Warrant will be converted into one Pubco Private Warrant, in each case with such Pubco Warrant having substantially the same terms and conditions as set forth in the respective Relativity Warrants, except that in each case they will represent the right to acquire Pubco Ordinary Shares in lieu of shares of Relativity Class A Common Stock.
On February 27, 2023, Relativity issued an aggregate of 3,593,749 shares of Relativity Class A Common Stock to the Sponsor, A.G.P., George Syllantavos and Anastasios Chrysostomidis, the holders of Relativity Class B Common Stock, upon the conversion of an equal number of shares of Relativity Class B Common Stock. These shares of Relativity Class A Common Stock are subject to the same restrictions as applied to the Relativity Class B Common Stock before the conversion, including, among other things, certain transfer restrictions, waiver of Redemption Rights and the obligation to vote in favor of an Initial Business

Combination as described in the prospectus for the IPO. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock. The Sponsor then transferred 533,525 shares of Relativity Class A Common Stock to certain members of the Sponsor.
On December 21, 2022, Relativity’s stockholders approved the Extension. Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its Initial Business Combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the Extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per public share) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account and [153,295] shares of Relativity Class A Common Stock outstanding held by the Public Stockholders. On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On January 31, 2024, Relativity filed a definitive proxy statement on Schedule 14A with the SEC for a special meeting of stockholders to be held at 10:00 a.m. Eastern time on February 13, 2024 to amend its Current Charter to extend the date by which it must consummate its Initial Business Combination from February 15, 2024 to February 15, 2025 and to amend Trust Agreement to permit the Trustee to maintain the funds in the Trust Account in an interest-bearing demand deposit account at a bank. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15, 2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
On January 12, 2023, Relativity received the Determination Letter from the Staff of the Nasdaq indicating that Relativity was not in compliance with the continued listing requirements of the Nasdaq Listing Rules set forth in (i) Listing Rule 5450(b)(2)(A), requiring a minimum of $50 million Market Value of Listed Securities, (ii) Listing Rule 5450(b)(2)(B), requiring a minimum 1,100,000 Publicly Held Shares, and (iii) Listing Rule 5450(b)(2)(C), requiring a minimum of $15 million in Market Value of Publicly Held Shares. In addition, the Determination Letter stated that Relativity did not comply with either of the alternative requirements for continued listing on The Nasdaq Global Market under Listing Rules 5450(b)(1) or 5450(b)(3), or the requirements for continued listing on The Nasdaq Capital Market under Listing Rule 5550. The Determination Letter also indicated that the Staff had concerns that Relativity may no longer comply with the minimum 400 Total Holders requirement of Listing Rule 5450(a)(2) due to the substantial number of stockholder redemptions and low number of shares remaining outstanding. Additionally, the Determination Letter indicated that, while companies are normally afforded compliance periods or the ability to submit a plan of compliance in order to be granted time to regain compliance, the Staff had determined to apply a more stringent criteria as permitted under Nasdaq Listing Rule 5101 to delist Relativity’s securities from The Nasdaq Global Market. As a result, the Determination Letter indicated that the Staff had determined to delist Relativity’s securities from The Nasdaq Global Market.
In response to the Determination Letter, on February 27, 2023, Relativity issued an aggregate of 3,593,749 shares of Relativity Class A Common Stock to the Initial Stockholders, upon the conversion of an equal number of shares of Relativity Class B Common Stock. These shares of Relativity Class A Common Stock are subject to the same restrictions as applied to the Relativity Class B Common Stock before the conversion, including, among other things, certain transfer restrictions, waiver of Redemption Rights and the obligation to vote in favor of the Business Combination. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Relativity Class A Common Stock and one share of Relativity

Class B Common Stock. The Sponsor then transferred 533,525 shares of Relativity Class A Common Stock to certain members of the Sponsor. Subsequent to those transfers, the Sponsor holds 2,500,380 shares of Relativity Class A Common Stock from the conversion of Relativity Class B Common Stock and one share of Relativity Class B Common Stock, as well as 653,750 shares of Relativity Class A Common Stock underlying the Private Placement Units. Following these conversions and transfers, there are currently [62,488] Public Shares outstanding and a total of [4,400,794] shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock outstanding.
On March 2, 2023, Relativity had a hearing before the Panel to appeal the Staff’s delisting determination. After the hearing, the Panel requested additional information from Relativity, which was provided on April 12, 2023. On April 20, 2023, the Panel granted Relativity’s request to continue the listing of its securities on the Nasdaq Capital Market. On June 3, 2024 the Nasdaq Stock Market delisted our Class A Common Stock, Units and Warrants from Listing under Section 12(b) of the Securities Exchange Act of 1934. Further, it is uncertain if Pubco will be able to meet Nasdaq’s initial listing requirements to list its securities on Nasdaq, which is a condition to the closing of the Business Combination.
Fair Market Value of Target Business
Nasdaq rules require that Relativity must consummate an Initial Business Combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions). The Relativity Board determined that this test was met in connection with the Business Combination as described in the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement” in this proxy statement/prospectus.
Effecting the Initial Business Combination
General
Relativity is not presently engaged in any operations other than to seek an Initial Business Combination such as the Business Combination. Relativity intends to effectuate an Initial Business Combination using cash from the proceeds of the IPO and the sale of the Private Placement Units to the Sponsor described herein.
Stockholder Approval of the Business Combination and Redemption
Pursuant to the terms of the Business Combination, as described in the section titled “The Special Meeting” in this proxy statement/prospectus, Relativity is seeking stockholder approval at a meeting called for such purpose at which Public Stockholders may seek to redeem all or a portion of their Public Shares for cash at a price per share equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), if any, divided by the number of then-outstanding Public Shares in accordance with the procedures set forth in this proxy statement/prospectus. These Redemption Rights require that a beneficial holder must identify itself in order to validly redeem its shares. There will be no Redemption Rights upon the completion of the Business Combination with respect to Relativity Warrants. Further, Relativity will not proceed with redeeming Public Shares, even if a Public Stockholder has properly elected to redeem its shares, if the Business Combination does not close.
The approval of the Business Combination requires the affirmative vote of a majority of the votes cast by holders of shares of Relativity Common Stock, voting together as a single class at the Stockholder Special Meeting. A majority of the voting power of the issued and outstanding Relativity Common Stock entitled to vote at the Stockholder Special Meeting must be present, in person or represented by proxy, at the Stockholder Special Meeting to constitute a quorum and in order to conduct business at the Stockholder Special Meeting. The Initial Stockholders, who currently own approximately 96.5% of the issued and outstanding Relativity Common Stock, will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting
The Initial Stockholders have entered into an agreement with Relativity, pursuant to which they have agreed to waive their Redemption Rights with respect to any Founder Shares and Public Shares held by them in connection with (i) the completion of an Initial Business Combination, including the Business Combination, and (ii) a stockholder vote to approve the amendments to Relativity’s amended and restated certificate of incorporation (A) that would modify the substance or timing of Relativity’s obligation to provide holders of its common stock the right to have their shares redeemed in connection with an Initial Business Combination or to redeem 100% of its Public Shares if Relativity does not complete an Initial Business Combination within 18 months from the closing of the IPO or during any Extension period or (B) with respect to any other provision relating to the rights of holders of Relativity’s common stock. No consideration was received by the Sponsor or the members of Relativity’s management team for their waiver of Redemption Rights.
Redemption Rights
Public Stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Stockholder may request redemption of their Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest (less taxes paid or payable, if any), divided by the number of then issued and outstanding Public Shares. If a holder properly seeks redemption of their Public Shares as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Initial Stockholders will not have Redemption Rights with respect to any shares of Relativity Common Stock owned by them, directly or indirectly.
You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
hold (a) Public Shares or (b) Public Shares through Public Units and you elect to separate such units into the underlying Public Shares and Relativity Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares; and

(ii)
prior to 5:00 p.m., Eastern Time, on [        ], 2025, (a) submit a written request to the Transfer Agent that Relativity redeem your Public Shares for cash and (b) deliver your share certificates for your Public Shares (if any) to the Transfer Agent, physically or electronically through DTC.

If you hold the Public Shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
Holders of Public Units must elect to separate the underlying Public Shares and Relativity Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If holders hold their Public Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and Relativity Public Warrants, or if a holder holds Public Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.
Any request to redeem Public Shares, once made, may be withdrawn at any time, with Relativity’s consent, until the Closing. If Relativity receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Relativity may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. Relativity may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where Relativity otherwise would not satisfy the Closing condition that the amount in the Trust Account, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Relativity and BIOT transaction expenses. If a holder of Public Shares delivered its Public Shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its Redemption Rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their Redemption Rights will not be entitled to redeem their Public Shares. In such case, Relativity will promptly return any shares previously delivered by the Public Stockholders.
On [January 11, 2023], the last day of trading prior to the date Relativity’s securities stopped trading (the “Trading Halt”), the closing sale prices of the Public Units, Relativity Class A Common Stock and Relativity Public Warrants were $[12.99], $[12.28] and $[0.0471], respectively.
If a Public Stockholder exercises its Redemption Rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. You will be entitled to receive cash for your Public Shares only if (i) prior to 5:00 p.m. Eastern Time on [         ], 2025, you properly exercise your right to redeem the Public Shares that you will hold upon the Closing and deliver your Public Shares (either physically or electronically) to the Transfer Agent, and (ii) the Business Combination is consummated.
Liquidation If No Initial Business Combination
The Current Charter provides that Relativity will have until February 15, 2026 to complete its Initial Business Combination. If Relativity is unable to complete its Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), Relativity will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay Relativity’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Relativity’s remaining stockholders and the Relativity Board, liquidate and dissolve, subject in each case to Relativity’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no Redemption Rights or liquidating distributions with respect to Relativity Warrants, which will expire worthless if Relativity fails to complete its Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders).
Pursuant to the IPO Letter Agreement, the Sponsor and Relativity’s officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Relativity fails to complete its Initial Business Combination within the period set forth in the Current Charter. This waiver was made at the time of the IPO for no additional consideration. However, if the Sponsor or Relativity’s officers or directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Relativity fails to complete its Initial Business Combination within the allotted time period.

The Initial Stockholders have agreed that they will not propose any amendment to the Current Charter to (A) modify the substance or timing of Relativity’s obligation to provide for the redemption of Public Shares in connection with an Initial Business Combination or to redeem 100% of Public Shares if Relativity does not complete its Initial Business Combination by February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-Initial Business Combination activity, unless Relativity provides its Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes on such amounts (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares.
Relativity expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account, although Relativity cannot assure you that there will be sufficient funds for such purpose. Relativity depends on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Relativity may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
Prior to removing any interest, if any, earned on the Trust Account and not previously released to Relativity to pay taxes, the per-share redemption amount received by stockholders upon Relativity’s dissolution would be approximately $[     ] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Relativity’s creditors which would have higher priority than the claims of its Public Stockholders. Relativity cannot assure you that the actual per-share redemption amount received by Public Stockholders will not be substantially less than $10.20. Under Section 281(b) of the DGCL, Relativity’s plan of dissolution must provide for all claims against Relativity to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before Relativity makes any distribution of its remaining assets to its stockholders. While Relativity intends to pay such amounts, if any, Relativity cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although Relativity has and will seek to have all vendors, service providers, prospective target businesses and other entities with which Relativity does business execute agreements with Relativity waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Relativity’s assets, including the funds held in the Trust Account. If any third party refuses to enter into an agreement waiving such claims to the monies held in the Trust Account, Relativity’s management will consider whether competitive alternatives are reasonably available to Relativity, and will only enter into an agreement with such third party if Relativity’s management believes that such third party’s engagement would be in the best interests of Relativity under the circumstances. Examples of possible instances where Relativity may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Withum, Relativity’s independent registered public accounting firm, and the Representative did not execute agreements with Relativity waiving such claims to the monies held in the Trust Account.
In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Relativity and will not seek recourse against the Trust Account for any reason. Upon redemption of Public Shares, if Relativity is unable to complete its Initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with Relativity’s Initial Business Combination, Relativity will be required to provide for payment of claims of creditors that were not waived that may be brought against Relativity within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the IPO Letter Agreement, the Sponsor has agreed that it will be liable if and to the extent any claims by a third party for services rendered or products sold to Relativity, or a prospective target business with which Relativity has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Relativity’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. However, Relativity has not asked the Sponsor to reserve for such indemnification obligations, nor has Relativity independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations, and Relativity believes that the Sponsor’s only assets are securities of Relativity. Therefore, Relativity cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Relativity’s Initial Business Combination and redemptions could be reduced to less than $10.20 per Public Share. In such event, Relativity may not be able to complete its Initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Relativity’s officers or directors will indemnify Relativity for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Relativity’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Relativity currently expects that Relativity’s independent directors would take legal action on Relativity’s behalf against the Sponsor to enforce its indemnification obligations to Relativity, it is possible that Relativity’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Relativity has not asked the Sponsor to reserve for such indemnification obligations and Relativity cannot assure you that the Sponsor would be able to satisfy those obligations and believes that the Sponsor’s only assets are securities of our company. Accordingly, Relativity cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per Public Share.
Relativity will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with Relativity waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Relativity’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. As of [March 31, 2025], 2025, Relativity had $[45,438 ] in its operating bank account. In the event that Relativity liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to Public Stockholders upon the redemption of Public Shares in the event Relativity does not complete its Initial Business Combination before February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders) may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a

60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of the Trust Account distributed to Public Stockholders upon the redemption of Public Shares in the event Relativity does not complete its Initial Business Combination before February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If Relativity is unable to complete its Initial Business Combination before February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), Relativity will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Relativity to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Relativity’s remaining stockholders and the Relativity Board, dissolve and liquidate, subject in each case to Relativity’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is Relativity’s intention to redeem its Public Shares as soon as reasonably possible following February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), and, therefore, Relativity does not intend to comply with those procedures. As such, Relativity’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Relativity’s stockholders may extend well beyond the third anniversary of such date.
Because Relativity will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time, that will provide for Relativity’s payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because Relativity is a blank check company rather than an operating company, and Relativity’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Relativity’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in Relativity’s IPO underwriting agreement, Relativity has and will seek to have all vendors, service providers, prospective target businesses or other entities with which Relativity does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against Relativity are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under Relativity’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.
If Relativity files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Relativity’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Relativity’s stockholders. To the extent any bankruptcy claims deplete the Trust Account,

Relativity cannot assure you it will be able to return $10.20 per share to its Public Stockholders. Additionally, if Relativity files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Relativity’s stockholders. Furthermore, the Relativity Board may be viewed as having breached its fiduciary duty to Relativity’s creditors and/or may have acted in bad faith, and thereby exposing itself and Relativity to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Relativity cannot assure you that claims will not be brought against it for these reasons.
Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of Relativity’s Initial Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend any provisions of the Current Charter to (A) modify the substance or timing of Relativity’s obligation to provide for the redemption of Public Shares in connection with an Initial Business Combination or to redeem 100% of Public Shares if Relativity does not complete its Initial Business Combination before February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-Initial Business Combination activity, and (iii) the redemption of all of Public Shares if Relativity is unable to complete its Initial Business Combination before February 15, 2026 (unless such date is extended pursuant to the terms of the Current Charter or by Relativity’s stockholders), subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with stockholder approval for the Business Combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Relativity for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its Redemption Rights as described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Facilities
Relativity currently maintains its executive offices at 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, Nevada 89169. The cost for Relativity’s use of this space is included in the $10,000 per month fee it pays to an affiliate of the Sponsor for office space, administrative and support services. Relativity considers its current office space adequate for its current operations.
Upon consummation of the Business Combination, the principal executive offices of Relativity will be those of Pubco, at which time nothing more will be paid to such affiliate of the Sponsor.
Employees
Relativity currently has two executive officers. These individuals are not obligated to devote any specific number of hours to Relativity’s matters, but they intend to devote as much of their time as they deem necessary to Relativity’s affairs until it has completed an Initial Business Combination, such as the Business Combination. The amount of time they will devote in any time period will vary based on the stage of the business combination process Relativity is in. Relativity does not intend to have any full-time employees prior to the completion of an Initial Business Combination.
Periodic Reporting and Financial Information
Public Units, Relativity Class A Common Stock and Relativity Public Warrants are registered under the Exchange Act and Relativity has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Relativity’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.
Legal Proceedings
To the knowledge of Relativity’s management team, there is no litigation currently pending or contemplated against Relativity, any of its officers or directors in their capacity as such or against any of Relativity’s property.

Management
Relativity’s officers and directors are as follows:
Name	Age	Position
Tarek Tabsh	39	Chief Executive Officer and Chairman
Steven Berg	60	Chief Financial Officer
Jessica Assaf	35	Director
David Kane	62	Director
The experience of Relativity’s directors and executive officers is as follows:
Tarek Khalil Tabsh is an entrepreneur, operator, and strategic investor with over 20 years of experience building and scaling innovative businesses at the intersection of regulation, science, and frontier growth sectors. He is the co-founder of Hoplite Systems Inc., a defense technology company developing advanced, autonomous tactical systems aligned with U.S. Department of Defense priorities, supported by a world-class team of leaders in unmanned systems and defense innovation.
He co-founded and guided the initial vision for Oxford Cannabinoid Technologies, a UK-based pharmaceutical company developing therapies that target the endocannabinoid system, in partnership with Oxford University. He secured institutional investment from one of the world’s largest tobacco companies — validating the commercial potential of emerging science in tightly regulated environments.
In 2016, Mr. Tabsh also co-founded Province Brands, a disruptive, premium beverage technology company in Ontario, Canada, and helped create the world’s first cannabis/hemp brewery, as well as a new brewing tradition with a patented technology designed to enable the world’s first beverage fermented from the hemp plant rather than barley or grain. Mr. Tabsh worked to develop the recipes, methods, processes and intellectual property for development. From 2016 to 2018, Mr. Tabsh founded the New Amsterdam Naturals medical clinic/dispensary and brand in Las Vegas, a brand that has won over 25 industry awards, including High Times’ World and U.S., and California Medical Cannabis Cups.
Mr. Tabsh has also advised licensed therapeutic producers and pharmaceutical operators across the European Union, while building a portfolio of recognized brands and IP assets. For all of Mr. Tabsh’s medical facility developments, he has a deep commitment to improving his community. For his efforts in revitalizing the Las Vegas Downtown District, Mr. Tabsh was awarded a Nevada State Senate Certificate of Appreciation. His medical facility was also showcased in the European Union Parliament as a model for the responsible medical product dispensing. He previously served on the ArcView Selection Committee, where he evaluated companies for presentation to the world’s largest investor network focused on frontier markets. His consistent ability to identify high-potential opportunities, navigate legislative complexity, and scale businesses earned him recognition as one of High Times’ Top 100 Most Influential Entrepreneurs in both 2018 and 2019.
Mr. Tabsh completed his graduate education program through a multidisciplinary approach, spanning the Harvard Business School, the Harvard School of Engineering and Applied Sciences, and the Massachusetts Institute of Technology (MIT) Sloan School of Management, with a focus on innovation-driven entrepreneurship. He brings to the Relativity board a proven track record of innovation, regulatory insight, and disciplined leadership — positioning him to lead M&A initiatives across life sciences, defense, cybersecurity, technology, and healthcare with institutional rigor and long-term value creation at the core.
Steven Berg, Relativity’s Chief Financial Officer since January 2022, is a business leader with over 30 years’ experience spanning investment banking to building prominent companies in the cannabis industry. He has leveraged his background in strategy, capital raising and finance to build some of the most successful brands in cannabis. Mr. Berg is passionate about creating sustainable value through innovative strategy, execution via best practices, and high ethical standards for the benefit of all enterprise stakeholders. Mr. Berg’s key professional accomplishments have been achieved in executive roles at consumer products and financial companies. Mr. Berg most recently was CEO of NWT Holdings, LLC (dba Firefly Vapor), from June 2017 to December 2019, a leader in cannabis vaporization technology and consumer products. After taking the helm of the innovative startup company in 2017, Mr. Berg streamlined operations and managed new product development to position for growth. To scale the brand, he then successfully negotiated and executed the acquisition of Firefly by SLANG Worldwide as an integral component to SLANG’s IPO on the Canadian Stock Exchange. Prior to Firefly, Mr. Berg was the CFO of NWT Holdings, Inc. (dba O.penVAPE/Organa Brands, from December 2013 to June 2016), a Colorado pioneer in cannabis vaporization and oil extraction products. In addition to managing corporate finances and strategic initiatives, he drove brand expansion into multiple new state markets through recruitment of new operational partners and structuring license agreements. Prior to O.penVAPE, Mr. Berg was a founding partner of the ArcView Group’s ArcView Investor Network (May 2011 – November 2013), the cannabis industry’s first private investor network. ArcView has raised over $300 million in funding for startup entrepreneurs, venture and growth-stage companies. He conceived the network structure, engineered initial operations, and recruited charter investor members that built the foundation for ArcView’s success. Before entering the legal cannabis arena, Mr. Berg worked as an investment banker for major financial firms. He served as a Managing Director in the Capital Markets Group at Wells Fargo Bank in San Davidco, focusing on structured and derivatives transactions in corporate finance and developing multiple new funding and risk management products. He previously was with Union Bank of Switzerland and BNP Paribas in New York, where he worked in business combinations and acquisitions, as well as in derivatives trading and risk management functions in the capital markets. Mr. Berg holds an M.B.A. from New York University Stern School of Business, and an undergraduate degree in Finance and Accounting from San Davidco State University.
Number and Terms of Office of Officers and Directors
Relativity currently has four directors. The Relativity Board is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to Relativity’s first annual meeting of stockholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, Relativity is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of David Kane, and will expire at Relativity’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Tarek Tabsh and Jessica Assaf, will expire at the second annual meeting of stockholders.
Relativity’s officers are appointed by the Relativity Board and serve at its discretion, rather than for specific terms of office. The Relativity Board is authorized to appoint persons to the offices set forth in Relativity’s bylaws as it deems appropriate. Relativity’s bylaws provide that Relativity’s officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Relativity Board.
Director Independence
Nasdaq listing standards require that a majority of the Relativity Board be independent within one year of the IPO. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Relativity Board has determined that , Jessica Assaf and David Kane II are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Relativity’s independent directors have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of Relativity’s officers or directors have received any cash compensation for services rendered to us. The Sponsor, Relativity’s officers and directors and their respective affiliates will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on Relativity’s behalf such as identifying potential target businesses and performing due diligence on suitable Initial Business Combination, such as the Business Combination. In addition, Relativity has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support, until the consummation of Relativity’s Initial Business Combination. Relativity’s audit committee will also review on a quarterly basis all payments that were made to the Sponsor, Relativity’s officers, directors, and advisers, or any of their respective affiliates.
After the completion of Relativity’s Initial Business Combination, directors or members of its management team who remain with the combined company may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed Initial Business Combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to the combined company’s officers after the completion of Relativity’s Initial Business Combination will be determined by a compensation committee constituted solely by independent directors.
Relativity does not intend to take any action to ensure that members of its management team maintain their positions with the combined company after the consummation of an Initial Business Combination, although it is possible that some or all of Relativity’s officers and directors may negotiate employment or consulting arrangements to remain with the combined after the Initial Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence Relativity’s management’s motivation in identifying or selecting a target business but Relativity does not believe that the ability of its management to remain with the combined company after the consummation of an Initial Business Combination will be a determining factor in its decision to proceed with any potential business combination. Relativity is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.
Committees of the Relativity Board
Pursuant to Nasdaq rules, the Relativity Boar has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors.
Audit Committee
Relativity has established an audit committee of the board of directors. David Kane and Jessica Assaf serve as members of the audit committee, and Mr. Kane chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, Relativity is required to have at least two members of the audit committee, all of whom must be independent. Each of Mr. Kane and Ms. Assaf meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.
Each member of the audit committee is financially literate and the Relativity Board has determined that Mr. Kane qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
Relativity has adopted an audit committee charter, which details the principal functions of the audit committee, including:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by Relativity;

•
pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by Relativity, and establishing pre-approval policies and procedures;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and Relativity to assess the independent registered public accounting firm’s independence;
•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to Relativity entering into such transaction; and

•
reviewing with management, the independent registered public accounting firm, and Relativity’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Relativity’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee
Relativity has established a compensation committee of the board of directors. Jessica Assaf and serve as members of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Relativity is required to have at least two members of the compensation committee, all of whom must be independent. Ms. Assaf and Mr. are independent, and Ms. Assaf chairs the compensation committee.
Relativity has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to Relativity’s Chief Executive Officers’ compensation, if any is paid by Relativity, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•
reviewing and approving on an annual basis the compensation, if any is paid by Relativity, of all of Relativity’s other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering Relativity’s incentive compensation equity-based remuneration plans;

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assisting management in complying with Relativity’s proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Relativity’s officers and employees;

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if required, producing a report on executive compensation to be included in Relativity’s annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of the Sponsor of $10,000 per month for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, has been or will be paid to any of Relativity’s existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an Initial Business Combination. Accordingly, it is likely that prior to the consummation of an Initial Business Combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such Initial Business Combination.
The compensation committee’s charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
Relativity has established a nominating and corporate governance committee of the board of directors. David Kane II and serve as members of the nominating and corporate governance committee. Mr. Kane and Mr. are independent, and Mr. Kane chairs the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the Relativity Board candidates for nomination for election at the annual meeting of the stockholders. Prior to Relativity’s Initial Business Combination, the Relativity Board will also consider director candidates recommended for nomination by holders of Founder Shares during such times as they are seeking proposed nominees to stand for election at an annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Prior to Relativity’s Initial Business Combination, holders of Public Shares will not have the right to recommend director candidates for nomination to the Relativity Board.
Relativity has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Relativity Board considers educational background, diversity of professional experience, knowledge of Relativity’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of Relativity’s stockholders.
Code of Ethics
Relativity has adopted a Code of Conduct and Ethics applicable to its directors, officers and employees. Relativity has filed a copy of the form of the Code of Conduct and Ethics as an exhibit to the registration statement relating to the IPO. You can review these documents by accessing Relativity’s public filings at the SEC’s website at www.sec.gov. Relativity intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a Current Report on Form 8-K. In addition, a copy of the Code of Conduct and Ethics will be provided from Relativity upon request without charge.

RELATIVITY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes of Relativity included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Relativity’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to Relativity.
Recent Developments
On February 28, 2025 , Relativity entered into the Business Combination Agreement with Merger Sub, Pubco, BIOT, Sellers, the BIOT Founders and other parties thereto. Upon the terms and subject to the conditions of the Business Combination Agreement, in accordance with the DGCL and other applicable law, (i) Merger Sub will merge with and into Relativity, with Relativity continuing as the surviving entity as a wholly-owned subsidiary of Pubco, and with security holders of Relativity receiving substantially equivalent securities of Pubco; (ii) each Seller will contribute all of its ownership interests in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $200,000,000, to be paid in Pubco Ordinary Shares valued at $10.00 per share, and as a result of which each Operating Company will become a wholly-owned subsidiary of Pubco; and (iii) Pubco will become a publicly traded company. At the Closing, each Relativity Public Warrant will be converted into one Pubco Public Warrant and each Relativity Private Warrant will be converted into one Pubco Private Warrant, in each case with such Pubco Warrant having substantially the same terms and conditions as set forth in the respective Relativity Warrants, except that in each case they will represent the right to acquire Pubco Ordinary Shares in lieu of shares of Relativity Class A Common Stock.
On December 21, 2022, Relativity’s stockholders approved the Extension. Upon Relativity’s stockholders’ approval and the Relativity Board’s decision to extend the date by which Relativity must consummate its Initial Business Combination to August 15, 2023, Relativity deposited an aggregate amount of $10,000 from working capital into the Trust Account. In connection with the extension, stockholders holding 14,221,705 shares of Relativity Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account (approximately $10.29 per public share) resulting in the payment of approximately $146 million from the Trust Account, leaving approximately $1.6 million in the Trust Account and [153,295] shares of Relativity Class A Common Stock outstanding held by the Public Stockholders. On August 7, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate an Initial Business Combination from November 15, 2023 to February 15, 2024, which is the second of two Funded Extension Periods. In accordance with the Sponsor’s request and with the Current Charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on November 9, 2023. On January 31, 2024, Relativity filed a definitive proxy statement on Schedule 14A with the SEC for a special meeting of stockholders to be held at 10:00 a.m. Eastern time on February 13, 2024 to amend its Current Charter to extend the date by which it must consummate its Initial Business Combination from February 15, 2024 to February 15, 2025 and to amend Trust Agreement to permit the Trustee to maintain the funds in the Trust Account in an interest-bearing demand deposit account at a bank. On January 28, 2025, the Company announced that it had extended the date by which is has to consummate a Business Combination through the Third Extension Amendment, the Sponsor or its designees have agreed to loan to us $.18 per public share (as defined below) that is not redeemed, aggregate for the calendar year (commencing on February 15, 2025 and on the 15th day of each subsequent month) until February 15,

2026, or portion thereof (each, an “Extension Period”), or portion thereof, that is needed to complete an initial Business Combination (each, an “Extension Loan”).
Results of Operations
As of March 31, 2025, we had not commenced any operations. All activity for the period from April 13, 2021 (inception) through March 31, 2025, relates to our formation and initial public offering and identifying a target company for a business combination. We will not generate any operating revenues until after the completion of a business combination, at the earliest. We generated non-operating income in the form of interest income from the proceeds derived from the initial public offering and placed in the trust account.
For the three months ended March 31, 2025, we had net loss of $463,778, which consists of general and administrative costs of $293,991, provision for income taxes of $821 and a change in the fair value of warrant liability of $175,077 offset by income from cash held in the trust account of $6,111.
For the three months ended March 31, 2024, we had net income of $242,417, which consists of gain from extinguishment of promissory note of $249,985, income from cash in trust account of $8,059 and a change in the fair value of warrant liability of $86,041, offset by formation and operating costs of $100,563 and provision for income taxes of $1,105.For the year ended December 31, 2024, we had net loss of $440,564, which consists of general and administrative costs of $741,798, provision for income taxes of $81,983 and a change in the fair value of warrant liability of $15,780 offset by gain from extinguishment of promissory note of $ 360,114 and income from investments held in the trust account of $38,883.
For the year ended December 31, 2023, we had net loss of $2,305,489, which consists of a change in the fair value of warrant liability of $72,885, provision for income taxes of $13,333 and general and administrative costs of $2,300,807, offset by income from investments held in the trust account of $81,536.
Factors That May Adversely Affect Our Results of Operations
Our results of operations and our ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, including resurgences and the emergence of new virus variants, and geopolitical instability, such as the military conflict in Ukraine and the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.
Liquidity and Capital Resources
As of March 31, 2025, the Company had $45,438 in its operating bank account and a working capital deficit of $2,392,803.
On February 15, 2022, we consummated the Initial Public Offering of 14,375,000 Units, including 1,875,000 Units pursuant to the exercise of the underwriters’ over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $143,750,000.
Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 653,750 Private Placement Units in the Private Placement to our Sponsor at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $6,537,500.
Transaction costs amounted to $3,890,326, consisting of $1,437,500 of underwriting commissions, $1,972,398 of the excess of the fair value of Class B Common Stock issued to the Initial Public Offering underwriter over the share subscription receivable and $480,428 of other offering costs.
Following the closing of our Initial Public Offering, $146,625,000.00 from the net proceeds of the sale of the Units in our Initial Public Offering and the sale of the Private Placement Units in the Private Placement was placed in the Trust Account maintained by Continental, as trustee. In connection with our 2022

Special Meeting held on December 21, 2022, stockholders holding 14,221,705 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in our Trust Account. As a result, approximately $146 million (approximately $10.29 per Public Share) was removed from the Trust Account to pay such holders. As of December 31, 2022, approximately $1,671,810 remained in the Trust Account. On February 13, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025 (the “Combination Period”). In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders. On February 13, 2025, the Company held the 2025 Meeting. At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s board of directors. In connection with the extension on February 13, 2025, stockholders holding 753 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $9,266 (approximately $12.31 per Public Share) was removed from the Trust Account to pay such holders.
Following redemptions, the Company has 62,488 and 63,241 Public Shares outstanding as of March 31, 2025 and December 31, 2024, respectively.
As of March 31, 2025 and December 31, 2024, approximately $773,667 and $769,267 remained in the Trust Account.
In connection with the redemptions of Public Shares, a total of approximately $25,000 was deducted from our Trust Account in order to pay taxes prior to the 2024 Special Meeting.
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, to complete our initial Business Combination. We may withdraw interest to pay our taxes and liquidation expenses if we are unsuccessful in completing a Business Combination. We may pay our franchise taxes from funds from the Initial Public Offering held outside of the Trust Account or from interest earned on the funds held in the Trust Account and released to us for this purpose. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account reduced by our operating expense and franchise taxes. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
Further, our Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required for Working Capital Loans. If we complete a Business Combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Units at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. At March 31, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.
On August 10, 2023, we issued the SVES Promissory Note to SVES LLC under which SVES LLC agreed to extend us $300,000 for working capital purposes. The SVES Promissory Note is non-interest bearing and payable on the closing of the SVES Business Combination. In the event the SVES Business Combination is not consummated, the SVES Promissory Note shall be null and void and we shall not have any obligation to the payee. As of December 31, 2023, SVES LLC had funded $15,600 on the promissory note and had $284,400 available for withdrawal. Due to the termination of the SVES Business Combination, on May 15, 2024, the SVES Promissory Note is null and void.

On July 15, 2024, the Company entered into a promissory note (“Mazaii Note”) with Mazaii Corp Ltd. pursuant to which Mazaii agreed to loan the Company an aggregate principal amount of up to $250,000. The Mazaii note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Mazaii note shall be null and void and the Company shall not have any obligation to the Payee hereunder. The exclusivity period of the LOI expired on September 12, 2024 by which time both parties had chosen to not proceed. As a result, the Mazaii Note became null and void.
The Company will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Further, we have determined that if we are unable to complete a Business Combination within the Combination Period, then we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board of Directors, dissolve and liquidate. The date for mandatory liquidation and subsequent dissolution as well as our working capital deficit raise substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after the applicable extension date.
We pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support, pursuant to the Administrative Support Agreement. Upon completion of our initial Business Combination or our liquidation, we will cease paying these monthly fees. For the three months ended March 31, 2025 and 2024, we incurred $30,000 of administrative service fees. For the years ended December 31, 2023 and 2022, we incurred and paid $120,000 and $105,000 of administrative service fees.
Pursuant to the Business Combination Marketing Agreement, we engaged A.G.P. as an advisor in connection with the Business Combination to assist us in holding meetings with our stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the initial Business Combination, and assist us with our press releases and public filings in connection with the Business Combination. We will pay A.G.P. a fee in cash for such services upon the consummation of the initial Business Combination in an amount equal to 3.5% of the gross proceeds of the Initial Public Offering, or $5,031,250 in the aggregate; however, no fee will be due if we do not complete an initial Business Combination.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until February 15, 2026 (absent any extensions of such period, pursuant to the terms described above) to consummate the proposed Business Combination. It is uncertain whether the Company will be able to consummate the proposed Business Combination by this date. If a Business Combination is not consummated by this date, unless that time is extended (as provided above, or pursuant to a stockholder vote), there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate by February 15, 2026. The Company intends to complete the proposed Business

Combination before the end of the Combination Period. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we as an emerging growth company can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Critical Accounting Estimates
This Management’s Discussion and Analysis of our Financial Condition and Results of Operations is based on our financial statements and the notes thereto contained elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. We determined the more significant accounting estimates included in our financial statements is the determination of the fair value of derivative financial instruments.
Derivative Financial Instruments
We evaluate our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, such as our Warrants, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations contained elsewhere in this Report. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
The valuation of our Public Warrants is based on a traded market. Our Private Placement Warrants are valued using a Monte Carlo options pricing model which utilizes assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. We estimate the volatility of our

Common Stock based on projected volatility of comparable public companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the Warrants is based on Management assumptions regarding the timing and likelihood of completing a Business Combination. The dividend rate is based on the historical rate, which we anticipate to remain at zero.
The estimates used to calculate the fair value of our derivative assets and liabilities change at each balance sheet date based on our stock price and other assumptions described above. If our assumptions change or we experience significant volatility in our stock price or interest rates, the fair value calculated from one balance sheet period to the next could be materially different.
Recent Accounting Standards
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments will be applied retrospectively to all prior periods presented in the accompanying financial statements. The adoption of ASU 2023-07 has not had a material impact on the Company’s financial statements and disclosures.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our consolidated financial statements.
Off-Balance Sheet Arrangements
As of December 31, 2024 and 2023, we did not have any off-balance sheet arrangements.

INFORMATION ABOUT BIOT
Unless otherwise indicated or the context otherwise requires, in this section of this proxy statement/prospectus, references to the “Company,” “we,” “us” “our,” “BIOT,” “Instinct Brothers,” and other similar terms refer to the Operating Company and its subsidiaries prior to the Business Combination, which will be the business of Pubco and its subsidiaries after giving effect to the Business Combination.
Glossary
For purposes of this section, unless otherwise stated or unless the context otherwise requires, the following terms shall have the following meanings:
“ODM”	means original design manufacturer;
“OEM”	means original equipment manufacturer; and
“hUMSCs”	means human umbilical cord mesenchymal stem cells.
Overview
Instinct Brothers Co., Ltd. was founded in Tokyo, Japan. Recognizing the growing demand for innovative skincare and wellness solutions, our company embarked on a mission to develop a vertically integrated platform that seamlessly integrates research, development, manufacturing and sales of innovative and advanced regenerative stem cell cosmetic products.
Instinct Brothers has been committed to scientific excellence and technological advancements. We established our proprietary research and development division to explore cutting-edge regenerative skincare applications and personal care, ranging from anti-aging formulations to therapeutic skin treatments. By investing in manufacturing facilities and forming strategic partnerships, we have sought to build a strong foundation in the regenerative skincare and cosmeceutical sectors. These investments and partnerships enhance our capability to remain responsive to emerging industry trends, support ongoing innovation, and facilitate our access to cutting-edge research and expertise. Through such collaborations, we aim to effectively translate scientific advancements into commercially viable products that meet evolving consumer demands and stringent regulatory standards.
Pursuant to the terms of the Business Combination Agreement, after the date of the Business Combination Agreement and prior to the consummation of the Business Combination, Instinct Brothers Co., Ltd (“ISB”), will become a subsidiary of Instinct Bio Technical Company Inc. (“BIOT”), a holding company incorporated on March 28, 2025, a Cayman Islands exempted company (“Proposed Reorganization”), which will be overseeing the operations in Japan. Our group will consist of Instinct Bio Technical Company Inc., Instinct Brothers Co., Ltd and our subsidiaries, namely, Artisans Productions Co., Ltd, Hiroki Global Co., Ltd, and Instinct RAS Co., Ltd. We are focused in the field of regenerative stem cell cosmetics, and that substantially all of our operations are conducted through ISB and our subsidiaries that work synergistically to deliver innovative solutions.
Our core activities include:
1.
Research and Development in Regenerative Stem Cell Cosmetics:   Our research and development (R&D) efforts focus on regenerative stem cell technology for advanced skincare and personal care formulations. We employ advanced biotechnological approaches to develop innovative solutions that promote cellular rejuvenation, tissue repair, and enhanced skin regeneration. Our R&D team integrates molecular biology, bioengineering, and dermatological sciences to formulate high-efficacy products designed to support skin homeostasis, improve barrier function, and mitigate signs of aging.

2.
Raw Materials and Supply Chain Management:   We oversee the procurement, distribution, and logistics of raw materials essential for stem cell-conditioned media, including those utilized in regenerative stem cell cosmetics and personal care formulations. Our operations encompass import and export management, warehousing, shipping, and consignment to ensure a seamless supply chain. By maintaining stringent quality control measures and regulatory compliance, we ensure the integrity, safety, and efficacy of raw materials used in our formulations.
3.
OEM/ODM Cosmetic Products:   We offer OEM and ODM services to manufacture customized cosmetic products for third-party brands, specializing in customized cosmetic formulations powered by regenerative biotechnology. Our expertise includes product development, formulation design, and manufacturing, ensuring high-performance skincare solutions that integrate stem cell-derived ingredients. By leveraging our scientific research and advanced production capabilities, we deliver innovative and market-ready cosmetic products tailored to client specifications.

4.
Brand Franchising:   We franchise our proprietary brand, Genrêver, providing partners with the opportunity to establish and operate clinics under our established brand identity. Our franchising model offers comprehensive support, including brand development, exclusive product supply, operational guidance, and strategic marketing initiatives.

5.
Branding and Creative Design Solutions:   We provide comprehensive branding and creative design solutions, encompassing graphic design for brand identity, marketing materials, and digital media. Our approach ensures visually compelling and strategically crafted content that enhances brand recognition and strengthens market positioning.

6.
Influencer and Celebrity Brand Collaborations:   We actively collaborate with influencers, celebrities, and key opinion leaders (“Influencer Partners”) to develop exclusive co-branded skincare and cosmetic product lines. Under these arrangements, we maintain ownership and control of all associated trademarks, intellectual property rights, formulations, branding, and product distribution channels. Our Influencer Partners primarily serve as brand ambassadors and marketing partners, leveraging their significant social influence and public profile to promote these proprietary brands and products to targeted consumer segments. This collaborative model allows us to rapidly introduce market-relevant products by effectively aligning with consumer preferences and trends identified through our Influencer Partners. Additionally, by retaining brand ownership, we secure long-term strategic control, enabling us to manage product quality, compliance, innovation, and overall market positioning.

7.
E-commerce:   We operate our own e-commerce platforms, including our primary online marketplace available at https://valuevillage.jp, to enhance market penetration, increase brand visibility, and drive direct sales. Our digital presence enables us to engage directly with customers, gain deeper insights into consumer preferences and purchasing behaviors, and rapidly respond to market trends and demands. By managing our own e-commerce channels, we maintain control over pricing, marketing strategies, customer relationships, and product promotions. Additionally, our digital presence complements our Influencer Partners’ collaborations by providing integrated marketing and distribution channels, which in turn contributes to our overall sales growth, brand strength, and market competitiveness.

Corporate Structure
BIOT was incorporated in the Cayman Islands on March 28, 2025, as a holding company formed for the purpose of the Business Combination. BIOT primarily operates through 4 subsidiaries, which consist of Instinct Brothers Co., Ltd, Artisans Production Co., Ltd, Hiroki Global Co., Ltd, and Instinct RAS Co., Ltd.
Our corporate structure after the closing of the Proposed Reorganization is depicted below:

Details of our subsidiaries are summarized below:
Company Name	Principal Activities	Date of Incorporation	Principal place of business
Instinct Brothers Co., Ltd	Cosmetics OEM/ODM for domestic and international brands, providing integrated support from planning to manufacturing and quality control	February 21, 2011	Japan
Artisans Production Co., Ltd	Manufacturing of high-performance cosmetics and health supplements	September 18, 2020	Japan
Hiroki Global Co., Ltd	Research and development of regenerative stem cell cosmetic products, trading of raw materials and finished goods, and external procurement	March 19, 1999	Japan
Instinct RAS Co., Ltd	Brand development, marketing, and public relations	April 20, 2021	Japan
Mission
We aim to integrate advanced biotechnology, artificial intelligence, quantum medicine, and traditional Eastern wisdom to enhance human health, beauty, and overall well-being. We specialize in developing scientifically validated regenerative stem cell cosmetics, health supplements, and personalized wellness solutions. Our mission is to serve as a comprehensive solutions provider, from product planning and raw material procurement to manufacturing, quality control, sales strategy development, and sales support. We aim to deliver seamless, end-to-end solutions that enhance efficiency, optimize processes, and drive sustainable growth. Our mission is also to redefine conventional approaches to health and beauty by seamlessly bridging modern scientific advancements and traditional methodologies. By delivering measurable outcomes and genuine experiences, we aim to improve quality of life, promote sustained wellness, and establish new global standards in regenerative health and cosmetics.
Additionally, we are committed to expanding our Genrêver brand across Japan and Southeast Asia through a scalable franchise model. As the franchisor, we grant franchisees the rights to operate under the Genrêver brand, leveraging our proprietary cosmetic products, treatment methodologies, and operational know-how. This strategic approach aims to build a consistent and high-quality network for both product distribution and service delivery, enhancing brand visibility while supporting sustainable growth and market expansion.
Where We Started
We initially started as a general trading company before narrowing our focus to specialize in stem-cell-based cosmetics. Leveraging our expertise, we began developing high-quality skincare and anti-aging solutions. As the business evolved, our research and development efforts expanded to cover a broader range of regenerative skincare and personal care applications, including cell-based products designed for skin rejuvenation, repair, and protection. This progression reflects our continued commitment to advancing skin health and beauty through cutting-edge biotechnology.
Our product portfolio includes a range of regenerative cosmeceutical solutions designed to address both aesthetic and dermatological needs. Our flagship product line features advanced stem-cell-derived serums and skincare formulations aimed at revitalizing the skin and combating the signs of aging. Additionally, we have developed proprietary regenerative products that promote skin healing, hydration, and elasticity. Our innovative cosmetic products are developed through advanced scientific formulation techniques and comply with international regulatory standards, ensuring their safety and efficacy for consumers worldwide.
Our Business Model
Our direct-to-consumer (DTC) approach is digitally driven, allowing us to engage with customers directly and gain deep insights into their preferences and behaviors. This model redefines the traditional beauty industry value chain, enabling us to deliver superior value while optimizing every aspect of our operations. This multi-faceted approach enables us to disrupt traditional industry structures, accelerate product innovation, and expand market reach.
Our model is built on the following core pillars:
•
Omni-Channel DTC Operations:   We establish a strong presence across leading e-commerce platforms, such as Amazon, and key social media channels, including TikTok and Instagram. This integrated approach allows us to engage directly with consumers, enhance brand visibility, and drive seamless purchasing experiences. By leveraging data-driven insights and targeted marketing strategies, we optimize customer reach, retention, and long-term growth.

•
Influencer Collaborations:   We strategically develop our own brand while simultaneously launching co-branded products in collaboration with influencers and celebrities, such as ShaShiShu, Ashiria Rich, and Lumilie. By leveraging these partnerships, we tap into a wider audience and expand our DTC business. By leveraging influencer networks with a combined reach of over hundreds of thousands of followers, we enhance brand engagement, drive sales, and solidify our market presence. These collaborations not only strengthen our positioning but also reinforce our ability to launch innovative, high-demand products that resonate with our target consumers.

•
Insight-Driven Product Innovation:   By gathering and analyzing customer data through direct engagement and influencer collaborations, we generate meaningful consumer insights. These insights enable us to develop trending, top-performing products and significantly streamline product development timelines.

•
OEM/ODM Capabilities:   In addition to developing our own brand and co-branded influencer products, we also operate as an OEM/ODM for third-party brands. Our manufacturing capabilities enable us to develop and produce high-quality cosmetic and wellness products tailored to the specifications of our customers. By leveraging our expertise in regenerative stem cell technology and cosmetics formulations, we provide end-to-end solutions, from product conceptualization and formulation to large-scale production and packaging. Our OEM/ODM partnerships allow us to extend our market reach, diversify revenue streams, and strengthen our presence within the global beauty and healthcare industries.

•
Robust Supply Chain and R&D Innovation:   We collaborate with leading global suppliers to enhance product efficacy, safety, and sustainability to comply with international regulatory standards. As the exclusive partner of Invitrx Therapeutics Inc. in Japan, we leverage their advanced stem cell technology to develop regenerative stem-cell-based cosmetics and personal care solutions, ensuring compliance with international regulatory standards.

By leveraging our DTC model, we gain real-time access to extensive customer data, including purchasing behaviors, preferences, feedback, and product performance metrics. This stream of valuable insights allows us to make informed strategic decisions, swiftly identify emerging trends, tailor product development to consumer expectations, optimize marketing campaigns, and enhance customer experience. Ultimately, our data-driven approach positions us to effectively anticipate and respond to evolving market demands, thereby fostering greater customer loyalty, increased brand relevance, and sustained competitive advantage.
OEM/ODM Stem Cell-Based Skincare
We are a leading OEM and ODM specializing in the formulation, development, and production of stem cell-based skincare products. Our expertise lies in leveraging advanced biotechnology to create high-performance skincare solutions tailored to the needs of beauty brands. We provide end-to-end solutions, from product conceptualization and research & development to manufacturing, packaging, and quality control.
For our OEM services, we design and manufacture products that are then branded with our clients’ logos. For these products, cost efficiency is often a primary concern for our customers. Conversely, our ODM services involve designing and customizing core products to align with each brand’s distinctive image and requirements. In ODM partnerships, technology, performance, and uniqueness are prioritized, with cost considerations typically secondary. Collectively, OEM and ODM sales constitute a significant portion of our revenue, accounting for approximately $2,974,029 and $2,261,657, or 86.6% and 81.9% of our total revenue in the years ended November 30, 2023, and 2024, respectively.
We procure our stem cell culture-derived raw materials for our products from Invitrx Therapeutics Inc. a leading biotechnology firm, that sources umbilical cord tissue from consenting donors and are manufactured under current Good Manufacturing Practices (“cGMP”) conditions. Our formulations contain exosomes derived from hUMSCs, which are naturally rich in growth factors, cytokines, and extracellular vesicles that play a pivotal role in cellular communication and regeneration.
Unlike living stem cells, which face significant regulatory and storage challenges, exosomes are non-cellular, lipid-bound vesicles (30-150 nanometers in diameter) that act as biological messengers. Exosomes serve as an advanced delivery mechanism, encapsulating and protecting essential biomolecules such as proteins, lipids, microRNAs (miRNA), and growth factors. This protective encapsulation enables superior skin penetration and prolonged bioavailability, making them far more effective than synthetic growth factors or peptides, which lack an inherent delivery system and degrade quickly upon topical application.
Many competing skincare products attempt to replicate stem cell signaling through synthetic recombinant peptides, bacterial-derived proteins, or chemically engineered small molecules. However, these approaches often suffer from rapid degradation, poor absorption, and limited biological activity. In contrast, our proprietary exosome-based technology improves targeted delivery and sustained bioactivity, allowing for enhanced collagen synthesis, reduced inflammation, and accelerated epidermal turnover. By harnessing the innate regenerative potential of hUMSC-derived exosomes, our products provide a scientifically backed, next-generation approach to skin health and anti-aging.
Stem cell Culture Media and Regenerative Skincare
Anti-ageing has historically served as a cornerstone of innovation within the Japanese beauty industry, marking one of the earliest applications of scientific advancement in cosmetic formulations. During the 1980s, leading cosmetic corporations such as Kanebo Cosmetics, Inc. (Kanebo) and Shiseido Company, Limited (Shiseido) substantially increased investment in R&D, with a focus on bioactive compounds targeting dermal regeneration and cellular ageing. A key breakthrough during that time was the stimulation of hyaluronic acid production — a crucial skincare ingredient known for its moisturizing and skin-reinforcing properties, both closely linked to anti-ageing benefits. The persistent consumer demand has since driven the continuous evolution of the industry, resulting in the development of innovative active ingredients and delivery systems. In recent years, stem cell culture media has emerged as a high-potential raw material, frequently referred to as the “next frontier” in cosmeceuticals. This ingredient is being explored for its paracrine signaling potential and regenerative properties, particularly in relation to anti-ageing skincare and hair follicle vitality.
Stem cells represent a rapidly advancing field in regenerative medicine, offering potential treatments for various critical diseases, particularly those with unmet medical needs. These cells are recognized for their ability to promote wound healing, with multiple companies exploring their application in wound care products. When stem cells are introduced into tissues, they differentiate and develop into specialized cell types, such as myocytes (muscle cells) or hematopoietic cells (blood cells) — enabling them to replenish depleted cell populations and facilitate the repair and regeneration of damaged tissues within an organism. Stem cells are propagated through a laboratory-based process known as stem cell culture, wherein the cells are maintained and expanded in vitro using a specialized culture medium. This medium is formulated with specific nutrients, growth factors, and signaling molecules optimized to support the proliferation and maintenance of various stem cell types.1 Through multiple subculturing and passaging cycles carried out over several months, millions of stem cell copies can be generated from an initial seed population.2 However, their survival and successful integration into the host environment depend on specific growth factors and cytokines. Research suggests

1
U.S. Department of Health and Human Services, National Institutes of Health. (2016). Stem Cell Information Home Page. Bethesda, MD: NIH. Retrieved from
https://stemcells.nih.gov/info/basics/stc-basics

2
Ibid.

that these essential factors are naturally present in the spent media of cultured stem cells, making them valuable for regenerative medicine and cosmetic formulations.
The aforementioned stem cell culture media, often referred to as the by-product of stem cell cultivation, which is used as a key raw ingredient in cosmetics. It is also known by various other terminologies, such as stem cell culture supernatant, conditioned media, extract, or fluid, among many others. Human-derived stem cell culture media, for example, contain two important types of proteins — growth factors and cytokines. Existing scientific literature indicates the effectiveness of stem cell-derived growth factors and cytokines in enhancing skin regeneration, reducing wrinkles, and improving overall skin texture. Third party studies suggests that these bioactive compounds aid in wound healing by accelerating tissue repair and promoting collagen synthesis. Studies also indicate that stem cell-conditioned media (CM), derived from the spent culture medium of stem cells, contains essential growth factors that can be used in cosmeceuticals and regenerative treatments without requiring live stem cells.
For example, clinical trials have shown that topical application of CM results in significant improvements in skin hydration, elasticity, and reduction of hyperpigmentation.3 Research on mesenchymal stem cell (MSC)-derived CM has demonstrated its role in promoting fibroblast proliferation, which is essential for maintaining youthful skin.4 Furthermore, studies suggest that CM is effective in treating conditions such as burns, scars, and chronic wounds due to its regenerative properties.5
However, aging significantly depletes endogenous stem cell populations, leading to diminished repair capacity, increased oxidative stress, and visible signs of skin aging such as wrinkles, sagging, and pigmentation. Furthermore, stem cells accumulate DNA damage, resulting in impaired protein synthesis, cellular senescence, and diminished regenerative potential.
Origins of Stem Cells and Their By-Products
Stem cells and their by-products are sourced from three primary origins: human, animal, and plant. Below is a comparative overview of the various types of stem cells, outlining their distinct characteristics.
Stem Cell Types / Characteristics	Human	Animal	Plant
Key Sources	Embryo (such as Umbilical Cord Blood and Amniotic Fluid) and Adult Tissues (such as Adipose and Bone Marrow)	Embryo and Placenta from Bovine, Porcine, Equine and Canine	Apple, Grapes, Rose, and Edelweiss
Example(s)	Human Embryonic Stem Cells (hESC), Mesenchymal Stem Cells and Induced Pluripotent Stem Cells	Embryonic Stem Cells and Mesenchymal Stem Cells	Callus Cells
Main By-product(s)	Stem Cell Cultured Media		Plant or Fruit Stem Cell-Derived Extract
Compatibility with the Human Anatomy	High compatibility

3
Taub, A. F. (2024). Regenerative topical skincare: stem cells and exosomes. Frontiers in Medicine, 11, 1443963. https://doi.org/10.3389/fmed.2024.1443963

4
Tan, F., Li, X., Wang, Z. et al. Clinical applications of stem cell-derived exosomes. Sig Transduct Target Ther 9, 17 (2024). https://doi.org/10.1038/s41392-023-01704-0

5
Li M, Luan F, Zhao Y, et al. Mesenchymal stem cell-conditioned medium accelerates wound healing with fewer scars. Int Wound J. 2017; 14(1): 64 – 73

Stem Cell Types / Characteristics	Human	Animal	Plant
Concerns	Mainly ethical	Cultivation methods and other ethical concerns	Generally safe, but varies depending on the plant species
Applications for Humans	Dermatology and regenerative medicine	Mainly dermatology	Mainly dermatology
Main Dermatological Target Areas	Wrinkles, skin elasticity, pigmentation, scarring	Deep tissue repair, skin rejuvenation	Dry skin, irritation, redness, sensitivity
Formulation Techniques and Extraction Process
The effectiveness of stem cell-conditioned media depends on the method of extraction and formulation. The medium is collected from carefully cultured stem cells, typically mesenchymal stem cells (MSCs) or adipose-derived stem cells (ADSCs), in a controlled laboratory environment. Advanced bioreactor systems are used to optimize the growth conditions, ensuring the highest yield of bioactive proteins, including epidermal growth factors (EGFs), fibroblast growth factors (FGFs), transforming growth factors (TGFs), and interleukins (ILs).
Once harvested, the conditioned medium undergoes a filtration and purification process to remove unwanted cellular debris while retaining key regenerative molecules. Some formulations further enhance stability using liposomal encapsulation or nanotechnology, allowing deeper penetration into the skin layers. Additionally, CM-based products may incorporate peptides, antioxidants, and hyaluronic acid to improve hydration and efficacy.
The versatility of stem cell-conditioned media has led to its adoption across multiple industries, particularly in skincare, haircare, and wound healing. Some of its key applications include:
•
Anti-Aging and Skin Rejuvenation — CM-infused serums and creams help reduce wrinkles, improve skin elasticity, and restore hydration by stimulating collagen and elastin production.

•
Hyperpigmentation Treatment — Certain growth factors in CM inhibit melanin synthesis, reducing dark spots and promoting an even skin tone.

•
Wound Healing and Scar Reduction — CM-based formulations have been used in post-surgical treatments and burn recovery due to their ability to accelerate tissue repair and minimize scar formation.

•
Hair Regeneration — Studies suggest that growth factors and cytokines in CM stimulate hair follicles, improving hair density and reducing hair loss. CM is increasingly used in scalp treatments and serums for hair regrowth therapy.

•
Under-Eye Dark Circle Reduction — The bioactive compounds in CM help strengthen the delicate under-eye area, reducing puffiness and dark circles while enhancing skin firmness.

Research into the application of human amnion-derived stem cells and their conditioned media in skincare formulations has shown promising results. Studies indicate that these components can enhance skin regeneration, improve moisture retention, and reduce signs of aging. For instance, a clinical study demonstrated that cosmetics containing adipose-derived stem cell-conditioned media (ADSC-CM) led to increased skin moisture, decreased transepidermal water loss, and improvements in skin whitening and wrinkle reduction.6
Benefits of Stem Cells Conditioned Medium
The conditioned medium derived from stem cells offers a range of benefits due to the presence of growth factors and cytokines such as VEGF, TGF-beta, and PDGF, which contribute to maintaining

6
Kim, H. J., Jung, M. S., Hur, Y. K., & Jung, A. H. (2020). A study on clinical effectiveness of cosmetics containing human stem cell conditioned media. Biomedical Dermatology, 4(9). https://doi.org/10.1186/s41702-020-0056-9 healthy skin. Additionally, factors like KGF, IGF-1, IL6, and TGF-beta play a crucial role in wound healing. Beyond skin health, this medium is rich in essential growth factors that support hair regeneration and overall scalp health.
Furthermore, the bioactive components in the conditioned medium have skin-brightening properties, making it a valuable ingredient in cosmetics designed for skin brightening and reducing under-eye dark circles. When incorporated into cleansers, it provides gentle yet effective cleansing while rejuvenating the skin with regular use.
While stem cell therapy holds promise for treating critical medical conditions, its byproducts also offer significant aesthetic benefits, promoting anti-aging effects and enhancing natural beauty. By applying advanced formulation techniques, these stem cell-derived factors can be utilized in cosmeceutical and biopharmaceutical products. The advancements in stem cell research not only address unmet medical needs but also cater to the growing demand for aesthetic enhancements, offering a promising future for both healthcare and beauty industries.
List of stem cell companies and stem cell-based cosmetic products:
Company	Product	Conditioned Medium Source	Indications
Invitrix, USA	Reluma skin illuminating serum	AD-SCM	Anti-aging
	Reluma skin illuminating stem cell anti-aging cleanser	AD-SCM	Cleansing
Re:A, Japan	Re:A Skincare Line	HSCM	Anti-aging, skin rejuvenation
The StemBank, Korea	BeauraCell	HC-SCM	Advanced skin regeneration
Eternam, Japan	Lip Serum	hUMSC	Lip nourishment and rejuvenation
Note: AD-SCM — Adipose-Derived Stem Cell Conditioned Medium; HSCM — Human Stem Cell Conditioned Medium; HC-SCM — Highly Concentrated Stem Cell Conditioned Medium.
Stem cell-based cosmetics: Japan Scenario
As of 2024E, Japan has a population of approximately 124.86 million, reflecting a declining trend from around 126.14 million in 2019.7 This population decrease is accompanied by rapid ageing, driven by increased life expectancy and low birth rates. In 2022, the average life expectancy in Japan was approximately 84 years,8 underscoring the nation’s demographic shift toward an older population. This ageing demographic has created growing demand for effective anti-aging and regenerative solutions in both healthcare and cosmetic markets.
Regenerative skincare products are becoming increasingly popular in Japan, driven by consumer interest in advanced cosmetic technologies and high-quality skincare solutions. In addition to its high quality cosmetic and beauty products, Japan is recognized globally for its innovative approaches to beauty and cosmetics, including using cutting edge technologies to develop new age of anti-aging stem cell products.
In Japan, the beauty and personal care market is projected to generate approximately USD 23.55 billion in revenue by 2025. This market is expected to experience steady growth, with a compound annual growth

7
Statistics Bureau of Japan. (2024, April 12). Population by Age (Single Years), Sex and Sex Ratio — Total Population, Japanese Population, October 1, 2023. e-Stat. Retrieved from
https://www.e-stat.go.jp/en/stat-search/files?layout=datalist&lid=000001432487&page=1

8
Data Commons. (n.d.). Japan — Life Expectancy. Retrieved from https://datacommons.org/place/country/JPN?utm_medium=explore&mprop=lifeExpectancy&popt=Person&hl=en rate (CAGR) of 2.62% over the forecast period from 2025 to 2030.9 In addition, the cosmeceutical segment, which includes advanced skincare products with therapeutic benefits, is also experiencing growth. The Japan cosmeceutical market generated a revenue of USD 2.92 billion in 2024 and is expected to reach USD 3.69 billion by 2030, growing at a CAGR of 3.9% from 2025 to 2030.10 These trends indicate a robust and evolving skincare market in Japan, with opportunities for innovative products that cater to the aging population and consumers seeking advanced skincare solutions.
The regulatory framework in Japan ensures strict quality control and safety standards for stem cell-based cosmetics and skincare products. Companies must adhere to rigorous guidelines for sourcing, processing, and testing stem cell-derived ingredients before they can be introduced to the market.
Leading Japanese brands, including Shiseido, Re:A, and Noevir, have embraced stem cell technology in their product lines, launching serums, creams, and facial treatments infused with stem cell-derived active ingredients. The popularity of these products has expanded beyond Japan, influencing global beauty trends and setting new benchmarks for advanced skincare solutions.
Our proprietary formulations harness accultured culture fluid obtained from chorioallantois cells. Unlike conventional plant-derived extracts, synthetic peptides, or hyaluronic acid-based products, our biocompatible formulations leverage targeted cellular signaling to promote epidermal regeneration. The presence of bioactive growth factors and cytokines plays a crucial role in stimulating collagen synthesis and accelerating dermal repair. These bioactive compounds contribute to enhanced hydration, reinforce the skin barrier, and improve elasticity, resulting in a more resilient and youthful complexion. The superior absorption and efficacy of our formulations provide a non-invasive, clinically validated approach to skin rejuvenation.
As a pioneer in human amnion stem cell-derived skincare, we offer OEM and ODM partners an exclusive portfolio of innovative and safe formulations. Our differentiation lies in the integration of cutting-edge cell-based biotechnology with clinically proven results, supported by scalable, high-purity manufacturing processes. The fusion of stem cell science with dermatological innovation redefines the future of skincare, offering next-generation bioactive solutions that promote long-term skin health and longevity.
Exclusive Influencer Brand Partnerships
The rise of social media has also given birth to a new category of brand advocates: social media influencers. These individuals — whether celebrities or everyday users with significant followings — offer personal, experience-based content that resonates as authentic and relatable. Consumers often seek their opinions and advice, creating a powerful channel for influence. As a result, many companies now collaborate with influencers as brand ambassadors to promote their offerings. This trend is particularly prevalent in industries such as beauty and health foods, where trust, visibility, and consumer engagement play a critical role in brand success.
In addition to our role as a manufacturer of regenerative skincare solutions, we have developed a unique business model that merges influencer marketing with our in-house skincare expertise. We collaborate with high-profile influencers, celebrities, and key opinion leaders (KOLs) to launch co-branded skincare lines while retaining full brand ownership, formulation rights, and distribution control.
Unlike conventional private-label arrangements, where influencers retain ownership of their brands, our model ensures that all influencer-partnered brands remain under our ownership, with influencers serving as the brand’s face and primary marketing force. This structure allows us to maximize market reach by leveraging influencers’ credibility and direct access to engaged, loyal audiences while ensuring long-term brand control over formulations, trademarks, and strategic direction. By retaining ownership, we drive sustainable revenue streams, dictating pricing strategies, distribution channels, and potential market expansions, all while maintaining our commitment to product quality and continuous innovation.

9
Statista. (2024). Skin care — Japan. Statista Market Forecast. Retrieved from
https://www.statista.com/outlook/cmo/beauty-personal-care/skin-care/japan

10
Grand View Research. (2024). Japan cosmeceuticals market size & growth report, 2023-2030. Retrieved from https://www.grandviewresearch.com/horizon/outlook/cosmeceutical-market/japan

Each influencer collaboration is meticulously curated to align with the influencer’s brand identity, audience demographics, and beauty philosophy, fostering authenticity and market relevance. These partnerships enable us to accelerate product adoption, enhance consumer trust, and achieve rapid scalability in the highly competitive skincare industry.
By developing and managing multiple influencer-backed brands, we have created a diverse and strategically valuable portfolio of skincare assets. This approach provides several significant advantages, including enhanced brand equity, diversified revenue streams, and increased resilience against market fluctuations and shifting consumer preferences. Furthermore, our expanding brand portfolio amplifies our negotiating power with suppliers and distributors, enhances cross-brand marketing opportunities, and positions us to capture a broader spectrum of consumer segments. Over time, this portfolio-based strategy not only strengthens our overall market presence but also establishes long-term value creation potential through brand recognition, intellectual property ownership, and sustained customer loyalty.
With a research-driven approach, vertically integrated manufacturing capabilities, and a dynamic influencer-led marketing strategy, we have positioned ourselves as a disruptive force in the beauty and skincare sector. By capturing both B2B (OEM/ODM) and B2C (direct-to-consumer) market segments, we are redefining the future of influencer-backed skincare brands with a model that ensures sustainability, innovation, and long-term market success.
Artificial Intelligence (AI) Integration
As part of our strategic vision to advance innovation in the biotechnology and cosmetic sectors, we aim to integrate artificial intelligence (“AI”) into our regenerative stem cell-based product development platform. This integration is expected to enhance our research and development capabilities, improve product efficacy, and enable the creation of highly personalized cosmetic solutions. The integration of AI will focus on the following key areas:
•
Personalization:   By leveraging AI-driven analytics, we aim to develop personalized skincare solutions based on individual skin profiles, environmental exposure, and genetic predispositions.

•
Product Optimization:   AI models will assist in identifying optimal formulations by analyzing large datasets from dermatological studies and consumer feedback. This will support formulation design and predictive efficacy modeling.

•
Operational Efficiency:   AI tools are expected to streamline various R&D and manufacturing processes, reducing time to market and improving overall quality control.

•
Clinical Insights:   Predictive analytics will also be employed to assess potential consumer outcomes and safety profiles, thereby informing product claims and risk management.

F1 Project — Pioneering AI-Powered Innovation in Regenerative Cosmetics and Wellness
As part of our continued commitment to scientific excellence and disruptive innovation, we have launched the F1 Project, a next-generation initiative that harnesses AI to revolutionize the formulation of regenerative cosmetics and dietary supplements. This strategic endeavor aims to develop high-performance, clinically advanced products that meet the growing global demand for personalized beauty and wellness solutions.
The F1 Project leverages AI technologies to analyze, deconstruct, and reconstruct leading cosmetic and nutraceutical formulations from around the world. Through this, we seek to identify the optimal balance of ingredients and performance attributes that drive efficacy and consumer appeal. This data-driven methodology enables us to create intelligent formulations designed to deliver superior hydration, skin-brightening, anti-aging, and cellular regeneration benefits.
Utilizes AI algorithms to conduct in-depth analysis of leading domestic and international cosmetic and skincare brands, with a focus on studying ingredient composition, efficacy profiles, and consumer perception. This allows the Company to identify successful formulation patterns and benchmark best-in-class product performance. In addition, our proprietary databases are being developed to catalog detailed profiles of cosmetic and nutraceutical ingredients, including their functional properties, synergistic effects, safety data, and regional regulatory status. These databases empower AI systems to simulate and optimize custom formulations targeted at specific concerns such as hydration, skin brightening, anti-aging, and hair vitality.
Utilizing predictive analytics and machine learning models, the AI system designs optimized formulations that aim to exceed the efficacy of existing market offerings. These high-performance products will incorporate regenerative bioactive compounds, including stem cell-derived ingredients, to support skin rejuvenation, repair, and overall wellness.
The objective of the F1 Project is to create a new generation of scientifically validated, safe, and effective cosmetic and supplement products that are globally competitive. By combining regenerative science with AI-powered innovation, the Company aims to deliver differentiated value to consumers and establish a strong position in the high-growth, tech-driven wellness segment.
FQ Project — Integrating Quantum Science and Eastern Wisdom for Preventive Healthcare and Personalized Wellness
We are currently developing the FQ Project, a forward-looking initiative intended to pioneer a new approach to preventive healthcare and personalized wellness. This project seeks to integrate traditional Eastern medicine principles with emerging scientific disciplines such as quantum mechanics, wave medicine, and artificial intelligence, forming a unique diagnostic and wellness system designed to address health issues at an early stage, prior to the onset of disease. In Eastern medical theory, this concept is known as “未病” (mibyo), referring to the pre-illness stage where imbalances are present but not yet manifest as clinical symptoms.
The FQ Project aims to offer an individualized wellness platform capable of detecting subtle physiological and psychological imbalances and recommending targeted interventions. The envisioned system will combine classical diagnostic frameworks with modern digital tools and algorithms to generate real-time, actionable insights for end users. Specifically, the project is expected to incorporate the following core modalities:
•
Quantum wave analysis:   Non-invasive health scanning tools that interpret biological signals and energy states through image-based assessments, leveraging quantum mechanics for enhanced precision;

•
Mind-body harmonization:   Use of wave frequency devices (such as TimeWaver) to support energetic balance and psychological wellness;

•
Traditional wisdom-based diagnostics:   Personalized lifestyle and wellness guidance rooted in Sanmeigaku (destiny analysis based on birth data and numerology) and the Yin-Yang Five Elements Theory;

•
Holistic practices:   Supportive services such as Qigong, guided meditation, and breathing techniques intended to promote internal equilibrium;

•
AI-powered comparative analytics:   Algorithms trained to compare user characteristics against a proprietary dataset of historical figures and cultural archetypes, fostering enhanced self-awareness and behavioral insight.

We believe that by integrating modern computational science with proven holistic methodologies, the FQ Project has the potential to provide differentiated value to individuals seeking proactive management of their physical and mental wellbeing.
Strategic Development and Commercialization Plan
The development of the FQ Project is currently underway, with key milestones including the finalization of proprietary algorithms, completion of a user interface platform, and establishment of a secure data infrastructure. We plan to fund this initiative through a combination of internal capital allocation and strategic collaborations with technology partners, wellness practitioners, and academic researchers.
Subject to successful development and regulatory clearance, we intend to commercialize the FQ Project through a multi-channel revenue model comprising:
•
Monthly or annual subscription packages for individual users;

•
Tiered data access services for users seeking deeper insights or analysis of third-party profiles;

•
Online sales of proprietary health products, including supplements, quantum-treated accessories, and aromatherapy items;

•
Referrals and revenue-sharing arrangements with affiliated clinics for medical and preventive treatments.

We view the FQ Project as a natural extension of our broader corporate objective to become a leader in next-generation regenerative health and aesthetic care. The initiative is aligned with the growing demand for personalized, non-invasive, and integrative wellness solutions that go beyond symptomatic treatment. Furthermore, we anticipate that the application of AI and quantum technologies will distinguish our offerings in an increasingly saturated wellness market by introducing a novel combination of scientific rigor, personalization, and user empowerment.
Our Current Products
We specialize in the development of advanced regenerative skincare stem cell cosmetic products derived from ethically sourced and tested human stem cells culture medium. Our flagship products, such as Genrêver 001, Genrêver 028, and Genrêver 033, are post-skincare procedure serums designed to accelerate dermal repair, enhance hydration, and improve skin elasticity. These formulations leverage technology to deliver bioactive molecules that support skin rejuvenation and wound healing.

Below is an overview of our key stem cells culture medium-based skincare products along with their functions: -
No.	Product Name	Key Ingredient	Key Functions
1.	Genrêver 000 (Human Stem Cell Facial Mask)	hUCB-CM	• Moisturizing • Improve skin firmness • Improve skin elasticity
2.	Genrêver 001 (Human Stem Cell Beauty Serum)	hUC-MSC-CM; hUCB-CM	• Skin regeneration • Moisturizing • Anti-ageing • Low skin irritation
3.	Genrêver 017 (Human Stem Cell Facial Mask)	hUCB-CM	• Deeply hydrates and refreshes the skin • Enhances skin’s natural radiance and glow
4.	Genrêver 019 (Human Stem Cell Lotion)	hUCB-CM; hFB-CM; hADMSC-CM	• Improve skin firmness • Moisturizing • Anti-Aging • Brightening
5.	Genrêver 026 (Human Stem Cell Cream)	hUCB-CM; hADSC-Exos	• Reduce dark spots/wrinkles • Improve skin firmness/radiance • Acne Care • Brightening • Moisturizing
Note:
hUCB-CM means Human Umbilical Cord Blood Cell Conditioned Media
hUC-MSC-CM means Human Umbilical Cord -derived Mesenchymal Stem Cell — Conditioned Medium
hFB-CM means Human Fibroblast Conditioned Media
hADMSC-CM means Human Adipose-Derived Mesenchymal Stem Cell Conditioned Media
hADSC-Exos means Human Adipose-Derived Stem Cell Exosomes
In addition to our regenerative skincare formulations and as part of our diversified product portfolio, we develop, manufacture, and market a range of high-quality personal care products, including feminine hygiene solutions and body cleansing formulations. These products are designed to meet the growing consumer demand for science-backed, dermatologically tested, and high-efficacy formulations that promote overall skin health and hygiene.
We leverage our in-house research and development (R&D) capabilities, coupled with advanced bioprocessing techniques, to ensure that our personal care products comply with safety and regulatory standards. By integrating biotechnology with modern skincare advancements, our expanding portfolio of personal care products reinforces our commitment to innovation, efficacy, and consumer well-being in the rapidly growing beauty and wellness industry.
Our Online Platform
The COVID-19 pandemic significantly transformed consumer purchasing behavior, accelerating the adoption of online shopping compared to the pre-pandemic era. With lockdowns and movement restrictions in place, e-commerce experienced a surge in activity as consumers turned to digital platforms for convenience and comfort. In response, e-commerce platforms expanded their product offerings and enhanced customer service.
Shoppers now benefit from the ability to compare prices across similar beauty products, read user reviews and ratings, engage with social media influencers, receive instant assistance through chatbots, and choose from multiple delivery and payment options. Many platforms also offer free returns with no additional shipping charges. In Japan, subscription-based models — where consumers receive discounts or bonus products by subscribing for a year — have gained popularity, particularly among beauty and health supplement brands. These enhancements have elevated the online shopping experience, making it a compelling alternative to traditional brick-and-mortar retail. With increasing digital connectivity, e-commerce provides beauty and health food brands with the opportunity to engage a wider, global audience more effectively.
To enhance our market reach and strengthen consumer engagement, we have developed Value Village (valuevillage.jp), our e-commerce and brand incubation platform. Value Village is more than just a marketplace — it is a dynamic, community-driven ecosystem designed to connect people, products, and innovations that inspire and enhance lives. Rooted in the philosophy that thriving communities produce passionate individuals and groundbreaking innovations, Value Village fosters an environment where entrepreneurs, brands, and consumers collaborate to create meaningful impact.
Value Village currently features a curated selection of regenerative skincare products under our own proprietary brand, as well as exclusive co-developed offerings in collaboration with influencers and celebrity partners. Looking ahead, we plan to gradually expand into health supplements, lifestyle-enhancing products and brand banner advertisements, positioning Value Village as a holistic beauty and wellness platform in the near future. At the heart of our platform is innovation — the platform aims to offer consumers access to breakthrough formulations and personalized solutions, setting a new standard for science-backed, results-oriented beauty and wellness products.
Value Village currently contributes into the group’s revenue through a profit-margin-based model, focusing on online retail sales of skincare products offered under proprietary or third-party brands listed on the platform. This revenue stream constitutes the core of Value Village’s commercial operations at present. The platform operates on a profit-margin model, whereby revenue is generated from the sale of goods via Value Village. While the Value Village platform features digital advertising spaces, such as banner placements labelled, these placements are currently not monetized and do not contribute to revenue. The Company may, in the future, consider monetization strategies for these spaces, which could include paid advertising or sponsored content arrangements, subject to applicable regulations and commercial viability.
In addition to its commercial activities, Value Village supports the Company’s broader strategic objectives through initiatives under its Value Athlete program. The Value Athlete initiative is focused on promoting societal engagement, particularly in sports and wellness, and serves as a mechanism to drive brand awareness and user acquisition. Although the Value Athlete program is not currently a direct revenue source, it is instrumental in expanding the Company’s digital footprint, increasing user membership and engagement across ISB’s platforms. These outcomes may yield long-term revenue opportunities through enhanced user retention, cross-platform integration, and potential monetization of platform participation in the future.
Value Village fosters active community engagement, encouraging users to participate through reviews, user-generated content and personalized recommendations. Additionally, the platform provides rich educational content, such as expert articles, tutorials, and industry insights, empowering consumers with the knowledge needed to make informed decisions about their wellness and beauty routines.
To further enhance customer satisfaction and loyalty, Value Village incorporates convenient features, including intuitive navigation, streamlined checkout processes, responsive customer support, efficient logistics, and rewarding loyalty programs.
At the heart of Value Village lies a platform that empowers individuals and brands by providing access to:
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Curated Product Selection — Thoughtfully chosen brands and products emphasizing exceptional quality, innovation, and alignment with consumer wellness, beauty goals, and sustainable lifestyles.

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Innovative Skincare & Wellness Solutions — A curated selection of advanced regenerative skincare, personal care, and beauty products that leverage cutting-edge biotechnology and sustainable sourcing.

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Exclusive Product Access — Offering uniquely formulated products and brands available exclusively through Value Village, providing customers with distinctive solutions not accessible via conventional retail channels.

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Entrepreneurial & Brand Partnerships — A launchpad for emerging brands, influencers, and startups, enabling them to reach a wider audience through a community-supported marketplace.

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Local & Regional Specialties — A bridge between regional artisans, local businesses, and global consumers, promoting cultural heritage and sustainable commerce.

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Educational and Informational Content — Comprehensive resources including expert insights, informative articles, tutorials, and blogs designed to empower consumers with in-depth knowledge about skincare, wellness trends, regenerative medicine, and beauty practices.

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Interactive Community Engagement — A dynamic platform encouraging active consumer participation through personalized product recommendations, authentic user-generated content, product reviews.

Below are screenshots of our Value Village platform:

Our Users
We offer a diverse range of services tailored to our users, combining expert-driven aesthetic insights, community engagement, and peer-driven transparency to enhance decision-making and overall experience.
Online Ratings and Reviews
Our platform features a comprehensive ratings and reviews system, ensuring transparency and credibility in product efficacy. Upon completing a transaction, users can rate products and services based on multiple criteria, including product effectiveness, service quality, safety, and overall satisfaction, using a one-to-five-star rating scale. These reviews help prospective users make well-informed decisions while fostering a trustworthy and engaged community.
Featured Articles
Our in-house content team curates and publishes articles, reviews, and user-driven insights on the latest developments in beauty, health, and community initiatives. It features a diverse array of content, including announcements of new product launches, promotional campaigns, and upcoming events. This curated content not only enhances user engagement but also fosters a vibrant community centered around wellness and innovation.
Revenue and Growth Strategy
Our business is structured for scalability and profitability through multiple synergistic revenue streams:
1.   OEM/ODM Contracts
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Custom Manufacturing Contracts: Recurring revenue from long-term supply agreements with skincare brands.

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Volume-Based Sales: Revenue grows as brand partners scale their businesses.

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Premium Pricing for Stem Cell-Based Formulations: Higher margins compared to conventional skincare OEMs.

2.   Influencer Brand Partnerships
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Brand & IP Ownership — Unlike private-label models where influencers own their brands, we maintain full control over trademarks, formulations, and brand direction.

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High-Impact Market Penetration — Influencer-driven marketing accelerates consumer adoption and brand visibility.

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Scalable Product Launches — Our ability to replicate this model across multiple influencers increases market share while reducing customer acquisition costs.

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Loyalty & Repeat Purchases — Direct engagement through influencers fosters strong customer retention.

3.   DTC (Direct-to-Consumer) Sales
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Exclusive Online Distribution — Our in-house brands are marketed and sold directly through dedicated e-commerce platforms, social commerce, and digital marketplaces (e.g., Amazon).

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Clinic Partnerships — Expansion into medical aesthetic clinics enhances brand visibility.

4.   Franchising
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Service Fees — We generate revenue through the provision of management services and the licensing of intellectual property to our franchisee clinics.

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Product Supply Fees — We earn procurement fees by sourcing and supplying medical materials and our proprietary cosmetic products to franchisees, ensuring quality and consistency across all franchise locations.

With the global skincare market projected to reach $204.62 billion by 2030, our unique positioning in the stem cell-based beauty sector offers high growth potential. We plan to expand regionally in Indonesia, Singapore, Malaysia, China and the U.S., leveraging our scientific expertise, manufacturing scale, and influencer-driven brand power to capture a significant market share in premium skincare.
Manufacturing
We operate our own manufacturing facility in Japan, which is licensed and compliant with the regulatory requirements set forth by the Pharmaceutical and Medical Device Act (PMD Act). We hold the necessary Cosmetic Manufacturing License (Seizōgyō Kyoka), authorizing us to manufacture skincare products in accordance with the applicable laws and standard. In addition to manufacturing, we have obtained the Cosmetic Marketing License (Seizō Hanbai Gyō Kyoka), which allows us to distribute and market our products under our own brand. Our in-house manufacturing operations allow us to oversee the entire production process, from raw material procurement to final product packaging, ensuring consistency, safety, and efficacy. By operating our own facility, we also retain greater flexibility in research and development, enabling us to innovate and introduce new formulations efficiently.
While we have access to and can source for stem cell conditioned media from other suppliers, we rely primarily on a single supplier for the sourcing of stem cell-conditioned media used in our cosmetic products. This arrangement is governed by a distribution agreement in principle (the “Distribution Agreement”) with Invitrx Technologies Inc. (“Invitrx”). Under the terms of the Distribution Agreement, Invitrx has appointed Hiroki Global as the exclusive distributor of its stem cell-conditioned media in Japan.
Invitrx is a biotechnology company specializing in regenerative medicine and is compliant with current Good Manufacturing Practices (cGMP), ensuring that its stem cell-derived products meet stringent quality and safety standards. The conditioned media, derived from human umbilical mesenchymal stem cells (hUMSCs), serves as a key active ingredient in our cosmetic formulations, enhancing skin regeneration, hydration, and anti-aging properties.
Through this strategic partnership, we leverage Invitrx’s advanced stem cell cultivation technologies while securing a stable and high-quality supply of key raw materials for our product line. This exclusivity grants us the sole rights to distribute and commercialize these proprietary ingredients in the Japanese market, ensuring a consistent and high-quality supply for our product formulations.
Looking ahead, we expect to establish our own Cell Processing Center (CPC) facility to further enhance our capabilities in stem cell research, processing, and product development. This facility will allow us to achieve greater control over our manufacturing processes, ensure consistent quality, and drive innovation in regenerative skincare. By developing in-house CPC capabilities, we aim to expand our R&D capabilities, optimize production efficiency, and strengthen our position in the regenerative skincare industry.
Our Proprietary Brand — Genrêver
Genrêver is the proprietary skincare brand developed and owned by our subsidiary, Hiroki Global Co., Ltd, specializing in regenerative and science-based skincare. The brand’s formulations are powered by ethically sourced human stem cell culture mediums, exosomes, and AI-enhanced formulation techniques.
The brand positions itself as a technology-driven skincare platform, integrating AI-assisted R&D pipelines and precision ingredient delivery to cater to evolving consumer demand for targeted, results-driven skincare. With a clean, modern aesthetic and professional-grade efficacy, Genrêver is poised to become a leading name in regenerative beauty across Asia and globally.
Franchise Agreement and Structure
To accelerate global market penetration while maintaining the brand’s premium quality and innovation standards, the “Genrêver” brand is distributed through a strategic franchise model. This model enables selected partners to operate under the “Genrêver” brand with access to its proprietary products, treatment protocols, and comprehensive business support systems.
Scope of Franchise Rights
Each franchise relationship is governed by Management Services Agreement, which outlines the scope of sales, marketing and operational activities to be conducted in connection with Genrêver-branded clinics. Pursuant to the terms of the Management Services Agreement, franchisees operate their clinics independently but are contractually obligated to uphold brand-aligned operational standards and marketing practices, including training and support, hygiene and safety guidelines, and compliance with applicable regulatory requirements.
In addition to the Management Services Agreement, Hiroki Global Co., Ltd., our wholly owned subsidiary, enters into a separate Trademark License Agreement with franchisee for the grant of rights to use the “Genrêver” brand. Franchisees also enter into a Master Sales Agreement with Instinct Brother Co., Ltd. for the supply of raw materials and proprietary skincare products. Under these agreements, a franchisee will be granted the following rights: -
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Brand Usage Rights:   Permission to operate under the “Genrêver” brand name, including use of trademarks, product designs, visual identity, and approved marketing materials.

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Product Distribution Rights:   Exclusive or non-exclusive rights to purchase and distribute raw materials and Genrêver skincare products — such as post-procedure serums, creams, and regenerative formulations — through licensed clinics, retail outlets, or e-commerce platforms.

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Clinic Operations:   The right to establish and operate Genrêver-branded aesthetic clinics or treatment rooms, offering services based on proprietary treatment menus and protocols.

Management Services Provided to Franchise Clinics
As the franchisor, we provide franchisees with a comprehensive suite of ongoing support services to ensure operational excellence and brand consistency, including:
Advertising and Marketing Services
We provide comprehensive advertising and marketing support to our franchise clinics. Our marketing strategies include social media promotion, brand awareness campaigns, and targeted advertising to enhance the visibility of the “Genrêver” brand. Our team develops promotional materials, identifies target demographics, and delivers tailored messaging to optimize audience engagement.
Social media has evolved into a global cultural phenomenon with far-reaching societal impact. Today, nearly everyone maintains at least one social media account, using these platforms to communicate, share information, and, increasingly, to influence others. Prominent platforms such as Facebook, Instagram, Twitter, TikTok, YouTube, LINE, Snapchat, Pinterest, Reddit, Weibo, and Little Red Book have become essential tools for businesses — particularly small and medium-sized enterprises — to reach wider audiences without incurring substantial advertising or marketing expenses.
Beyond visibility, social media enables businesses to engage directly with their customer base, gaining valuable insights into consumer preferences, needs, and perceptions. This direct and immediate feedback loop helps companies refine and enhance their products and services in real time. We leverage digital platforms such as Instagram and TikTok to establish direct communication with end-users and foster an engaged community. Additionally, we conduct ongoing assessments of marketing effectiveness, analyzing results to refine strategies and maximize franchisees’ return on investment (ROI).
Training and Support
To maintain consistent service quality and brand reputation, franchisees and their employees undergo comprehensive training programs that cover operational procedures, customer service standards, and regulatory compliance. These training programs are designed to enhance employee competence and overall clinic productivity, ensuring seamless operations. The curriculum includes team-building exercises that strengthen cooperation and communication skills among staff, fostering a collaborative work environment.
In addition, training on clinic hygiene standards is provided to emphasize the importance of maintaining strict hygiene protocols, thereby safeguarding patient health and safety.
Franchisees and their employees also receive training on operational guidelines, equipping them with the necessary knowledge to make informed decisions and provide high-quality services. Furthermore, workplace ethics training, including sexual harassment prevention programs, is incorporated into the curriculum to promote a safe and respectful working environment.
Medical Equipment and Supplies.
In addition to operational support, we act as a procurement agent, supplying franchise clinics with raw materials, medical devices, implants, injection materials, consumables, skincare, and beauty products. This ensures that all franchise locations maintain consistency in product quality and comply with industry standards.
Innovation and Advanced Treatment Support
We also support franchise clinics in adopting safe and effective advanced regenerative medicine therapies, including second-category stem cell therapy, both recognized globally for their potential in medical aesthetics and rejuvenation. Our innovation-focused approach includes:
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Procuring and integrating the latest regenerative treatment methodologies from reputable international medical institutions and research organizations.

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Assisting franchise clinics in safely implementing and maintaining rigorous standards for regenerative treatments, ensuring strict compliance with applicable regulations.

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Providing franchise clinics with comprehensive informational resources, educational programs, and ongoing support to ensure staff proficiency and patient confidence when delivering advanced regenerative therapies.

By facilitating access to state-of-the-art treatments and technologies, we empower franchise clinics to enhance patient satisfaction, differentiate themselves competitively, and establish leadership within the regenerative medicine and medical aesthetics industry.

Customer Referral
We facilitate patient referrals to our franchise clinics to drive patient volume and support clinic growth. Leveraging a diverse range of channels — including corporate partnerships, digital marketing platforms, and community outreach initiatives — we attract and qualify prospective patients. Additionally, through our global marketing network and partner relationships, we identify and refer prospective international patients to designated franchise clinic, ensuring seamless coordination for cross-border patient care.
Revenue from Franchising
Our franchising model generates revenue through three primary channels:
Management Service Fees Revenue from the franchising model is primarily generated through management service fees. These includes revenue is derived from provision of business management support to franchisees. The service fee is structured as a percentage of the sales generated by franchise clinics in accordance with the Management Services Agreement.
Product Supply Revenue
We also generate revenue by supplying franchisees with raw materials and our proprietary cosmetic products. This ensures consistency in product quality and brand integrity across all locations. This revenue is recognized either at the point of product delivery or over time as procurement services are rendered.
Licensing of Trademark
Franchisees pay for the rights to use the “Genrêver” brand name, trademarks, logos, and other intellectual property associated with our brand. The licensing fee is determined as a percentage of the franchisee’s sales revenue, as stipulated in the Trademark License Agreement.
Revenues generated from these different revenue streams consist of the following:
	For the Years Ended December 31,
	2023	2024
Management Service Fees	$4,410	$60,816
Product Supply Fees	882	12,163
Trademark License Fees	0	15,428
Total revenues	$5,291	$88,408
Site Development and Expansion
Site Selection Process
The selection of franchisee clinic locations is a key factor in our expansion strategy. Our site selection process involves evaluating potential locations sourced through our network of local real estate brokers. These sites undergo thorough review by our development and senior management teams, including site visits, analysis of key deal terms, and assessments of projected clinic profitability.
Our real estate strategy prioritizes high-traffic areas with diverse demographics and above-average household incomes. In approving locations, we consider factors such as visibility, foot traffic, accessibility, parking availability, and market competition. We also utilize site analytics tools for demographic studies and data collection in both existing and prospective markets, enabling us to refine our market development strategy and tailor services to local demand. Our structured approach and experienced management team allow us to efficiently oversee the establishment of new franchisee clinics in both suburban and urban areas.
As part of our strategic growth plan, we have entered into a Memorandum of Understanding dated March 24, 2025 (“MoU”) with PT Bluecross Medika Internasional (“PT BMI”) to expand the Genrêver

Clinic brand into Bali’s Special Economic Zone (SEZ), Indonesia. This partnership is a pivotal step towards expanding our brand’s presence in one of Southeast Asia’s most dynamic markets for wellness and medical tourism.
The Bali SEZ, with its attractive business incentives and focus on international trade and investment, provides an ideal environment for launching our Genrêver Clinic franchise. Through this franchise model, we aim to deliver our aesthetic and wellness services to both the local population and international visitors, tapping into the region’s increasing focus on health and beauty.
The MoU with PT BMI will allow us to capitalize on local market knowledge, while maintaining the integrity and high standards of the Genrêver Clinic brand. We anticipate rapid growth and strong brand recognition in Bali, which will serve as a launching pad for further expansion throughout Indonesia and Southeast Asia.
Clinic Design
The design of franchisee clinics is managed by our in-house development team in collaboration with select third-party vendors. Our clinics are designed to create a welcoming and relaxing atmosphere while optimizing space for both patients and staff. The layout incorporates modern furnishings and an efficient workflow to enhance the overall patient experience.
The construction of a new franchisee clinic typically takes approximately 3-6 months. We oversee and coordinate the engagement of preferred general contractors on behalf of franchisees throughout the construction process. The franchisees are responsible for funding the build-out costs of their respective locations.
Photo of the Genrêver Clinic in Tokyo, Japan:
Competitive Strengths
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Innovative Stem Cell Culture Technology.   We utilize advanced stem cell culture technology to develop high-quality cosmetic products. This technology sets us apart from many competitors and enhances our ability to offer effective solutions for skincare and regenerative applications. Our commitment to research and development and strategic partnerships positions us for future advancements in the field, ensuring that we remain at the forefront of scientific innovation in regenerative skincare.

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High-Quality Stem Cell-Based Products.   Our products undergo strict quality control to ensure safety and efficacy. By maintaining high standards, we have earned customer trust and positioned our offerings as reliable options for individuals seeking skin regeneration and anti-aging solutions. Our vertically integrated manufacturing processes further guarantee consistency, traceability, and premium quality in all products.

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Market Expansion Strategy for Growth Across Asia and Beyond.   We are actively executing a market expansion strategy across Asia, leveraging partnerships and direct sales channels to enter high-growth markets. By identifying new customer segments and strategic distribution opportunities, we aim to achieve sustainable growth in the global regenerative cosmetic and aesthetics industries. Our scalable franchise model further enhances our potential to quickly establish a strong brand presence in multiple regional markets.
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Specialized and Highly Skilled Team.   We have assembled a team of highly skilled professionals and experts who enable us to maintain exceptional standards in innovation, customer service, and technical expertise. Our specialized team allows us to respond swiftly to market demands and technological advancements. With extensive experience in biotechnology, AI-driven formulation, and regenerative cosmetics, our leadership is well-positioned to drive innovation and sustain a competitive edge in the industry.

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Strategic E-Commerce and Digital Presence.   With the increasing demand for online shopping, we are developing our e-commerce platform and digital marketing efforts to reach a broader customer base, increase brand visibility through targeted advertising, and provide virtual consultations and AI-driven recommendations for personalized skincare solutions. Our proprietary platform, Value Village, further enhances customer engagement, community interaction, and exclusive product accessibility, creating a superior online shopping experience.

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Growing Health and Wellness Consciousness.   As consumers become more health-conscious, interest in regenerative medicine and scientifically backed skincare solutions is increasing. Our focus on stem cell-based products aligns with this trend, creating an opportunity for continued market growth. Our ability to combine advanced biotechnology with holistic wellness solutions further positions us to meet consumer demands for comprehensive health and beauty products.

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Potential for Strategic Partnerships and Collaborations.   We actively seek partnerships with leading medical institutions, research organizations, and pharmaceutical companies to enhance our technological capabilities and expand our distribution networks. These collaborations help us strengthen our market position and accelerate innovation in the regenerative stem cell sectors.

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Unique Influencer-Driven Brand Portfolio.   Through our distinctive business model, we partner strategically with influential figures, celebrities, and key opinion leaders to create co-branded skincare product lines, all of which we own and manage. This model allows us to leverage influencers’ authenticity, credibility, and established audiences, accelerating product acceptance and market penetration. Additionally, by building a diverse portfolio of owned influencer-backed brands, we achieve greater brand equity, diversified revenue streams, and enhanced market resilience.

Intellectual Property
We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of trademark, trade secret and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also monitor any infringement or misappropriation of our intellectual property rights.
Trademarks
As of November 30, 2024, we have 21 registered trademarks with the Japan Patent Office. Such trademarks are not currently registered in any other jurisdiction. Our registered trademarks are as follows:
Description	Jurisdiction	Owner	Date of Registration	Expiry Date	Class(es)
ADiARNO	Japan	Instinct Brothers Co., Ltd	June 3, 2022	June 3, 2032	3
cinco variando	Japan	Instinct Brothers Co., Ltd	August 22, 2022	August 22, 2032	3
LUMILIE	Japan	Instinct Brothers Co., Ltd	August 4, 2022	August 4, 2032	3
manorol	Japan	Instinct Brothers Co., Ltd	August 22, 2022	August 22, 2032	3

Description	Jurisdiction	Owner	Date of Registration	Expiry Date	Class(es)
REI GLACEON	Japan	Instinct Brothers Co., Ltd	September 8, 2022	September 8, 2032	3
shashishu	Japan	Instinct Brothers Co., Ltd	August 22, 2022	August 22, 2032	3
YUNAś Choice	Japan	Instinct Brothers Co., Ltd	January 18, 2023	January 18, 2033	3
suwaka.	Japan	Instinct Brothers Co., Ltd	November 12, 2024	November 12, 2034	3
ASHIRIA RICH	Japan	Instinct Brothers Co., Ltd	October 16, 2023	October 16, 2033	3
miamew	Japan	Instinct Brothers Co., Ltd	September 11, 2024	September 11, 2034	3
VALUE VILLAGE	Japan	Instinct Brothers Co., Ltd	September 9, 2024	September 9, 2034	41
Veauty Athlete	Japan	Instinct Brothers Co., Ltd	February 14, 2025	February 14, 2035	3
an de rouge	Japan	Hiroki Global Co., Ltd	November 8. 2021	November 8. 2031	3
bioregenerater	Japan	Hiroki Global Co., Ltd	June 2, 2020	June 2, 2030	5
eb-regenerate	Japan	Hiroki Global Co., Ltd	February 25, 2020	February 25, 2030	5
Genrêver	Japan	Hiroki Global Co., Ltd	December 15, 2021	December 15, 2031	3
KIKIMEETY	Japan	Hiroki Global Co., Ltd	November 8, 2021	November 8, 2031	3
MEDIBIO CELL	Japan	Hiroki Global Co., Ltd	April 26, 2019	April 26, 2029	5
Onbro	Japan	Hiroki Global Co., Ltd	November 8, 2021	November 8, 2031	3
PROSTEM BEAUTE	Japan	Hiroki Global Co., Ltd	January 11, 2019	January 11, 2029	3
VISTEMO	Japan	Hiroki Global Co., Ltd	November 8, 2021	November 8, 2031	3
Trade Secrets
Various agreements among contracting member states and legislation in certain countries may provide some level of protection for trade secrets. Remedies available for breaches of such agreements vary, ranging from the destruction of products manufactured using illegally obtained proprietary information to punitive damages, injunctive relief, provisional relief to prevent infringement and preserve evidence, and even criminal sanctions. As our reliance on trade secrets to safeguard our proprietary information, know-how, and technologies is paramount, we are committed to continuously exploring and implementing proactive measures to protect them. This includes entering into confidentiality agreements with our employees and third parties and refraining from conducting business in environments where such protection is insufficient.
However, despite our efforts, breaches of these agreements may occur, and we may lack adequate remedies in such instances. Furthermore, there is a risk that our trade secrets could be acquired or independently discovered by competitors. Disputes may also arise regarding the rights to related or resulting know-how and inventions if our contractors, commercial partners, collaborators, employees, or consultants utilize intellectual property owned by others in their work for us. For more details, please refer to the section titled “Risk Factors — Risks Related to Instinct Brothers’ Business and Industry.”
We are also committed to maintaining the integrity and confidentiality of our data and trade secrets by ensuring continual physical security for our premises, enhancing the physical and electronic security of our information technology systems, and regularly backing up our information.
Domain Names
We also have ownership of domain names for websites that we use in our business, such as https://instinct-bro.com; https://apjapan.jp; https://hrk-jp.co.jp/; https://instinct-ras.com/; and https://valuevillage.jp; https://genrever.com.
We have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights, nor have we brought any actions against third parties alleging that such third parties have infringed any of our intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties. For more details, please refer to the section titled “Risk Factors — Risks Related to Instinct Brothers’ Business and Industry.”
Employees
As of November 30, 2024, we had 18 employees, 14 on a full-time basis and 4 on a part-time basis. As of November 30, 2023, we had 22 employees, 15 on a full-time basis, 5 on a part-time basis and 2 on a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisee are required to engage in collective bargaining procedures with any unions under Japanese labor laws.
Property and Equipment
As of the date of this proxy statement/prospectus, we own the following properties:
No.	Registered / Beneficial Owner	Location	Usage	Land area/Built-up area (approximate)
1.	Instinct Brothers Co., Ltd	Lot No. 543, 544 & 545, Iwata City, Odate, Higashitori	Dormitory and guest house	1934.42 m²
2.	Instinct Brothers Co., Ltd	4721-1, Obuchihama, Kakegawa City	Dormitory	874.58 m²
3.	Instinct Brothers Co., Ltd	9901, 9899, 9900-1, 9900-2, 9902, Kakegawa City, Ohuchi, Yamabuki	Factory	2,730.00 m²
As of the date of this proxy statement/prospectus, the material properties rented or leased by our Group are as follows:
No.	Lessor	Lessee	Location	Description/ Existing Use	Tenancy/ Lease Period	Monthly Rental
1.	Yamaichi Shokai Co., Ltd	Instinct Brothers Co., Ltd	6-2-7 Nishi-Gotanda, Shinagawa-ku, Tokyo	Office	December 1, 2021, to November 30, 2023 (with automatic renewal every 2 years thereafter)	¥990,000 (approximately US$6,752*)

No.	Lessor	Lessee	Location	Description/ Existing Use	Tenancy/ Lease Period	Monthly Rental
2.	M and T LLC	Instinct Brothers Co., Ltd	Space No. 8, 6-2-3 Nishi-Gotanda, Shinagawa-ku, Tokyo	Parking Lot	November 1, 2023 to October 31, 2024	¥35,000 (approximately US$238.70*)
3.	Master Properties Co., Ltd	Instinct Brothers Co., Ltd	P8084, 4-7-3, Minamisenju, Arakawa-ku, Tokyo	Parking Lot	July 31, 2023 to July 30, 2024 (with automatic renewal for an additional one-year term)	¥30,800 (approximately US$210.05*)
4.	Times 24 Co., Ltd	Instinct Brothers Co., Ltd	Space No. 1063, 4-1 Minami-Senju, Arakawa-ku, Tokyo	Parking Lot	February 1, 2025 to January 31, 2025 (with automatic renewal every 1 year thereafter)	¥18,700 (approximately US$127.53*)
5.	Master Properties Co., Ltd	Instinct Brothers Co., Ltd	Royal Park Tower Minamisenju, 4-7-3 Minami-Senju, Arakawa-ku, Tokyo	Residential property	July 31, 2023 to July 30, 2026	¥4,896,000 (approximately US$33,390.17*)

*
The conversion rate is based on the Bank of Japan exchange rate as of March 11, 2025, which is 146.63.

Insurance
We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, product liability insurance. corporate comprehensive insurance and home insurance. As of the date of this prospectus/proxy statement, we have not made any material claims on any of our insurance policies.
However, we may be subject to liabilities that exceed our insurance coverage. For more information, see “Risk Factors — Risk relating to our business and our industry.”
Legal Proceedings
To the best of our knowledge, we are not subjected to nor engaged in any litigation, arbitration, or claim of material importance, and no litigation, arbitration, or claim of material importance is known to us to be pending or threatened by or against us that would have a material adverse effect on our Group’s results of operations or financial condition.
Regulatory Regime
We are subject to a number of Japanese laws and regulations that affect manufacturers, wholesalers, or online sellers of beauty and health products in Japan. These may involve product quality and customer protection, maintenance of websites and e-commerce, labor laws, shipping of goods, environment, advertising, lease agreements, protection of personal information, securing of safety of pharmaceuticals and medical devices, and consumption tax.
Pharmaceuticals, Medical Devices and Other Therapeutical Products Act
Our business involves the manufacturing and distribution of cosmetic products, including through Original Equipment Manufacturer (OEM) and Original Design Manufacturer (ODM) arrangements. In Japan, the cosmetics industry is strictly regulated under the Pharmaceuticals, Medical Devices and Other Therapeutical Products Act (“PMD Act”). The PMD Act governs the safety, quality, and labeling of cosmetics and quasi-drugs, which include products with mild medicinal effects.
To manufacture and market cosmetics in Japan, it is mandatory to obtain specific licenses, including:
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Cosmetic Manufacturing License: Required for facilities that manufacture cosmetic products;

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Marketing Authorization Holder (MAH) License: Necessary for companies selling cosmetic products under their own brands;

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Quasi-Drug Manufacturing License: Required for products contain active ingredients that provide therapeutic benefits; and

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Quasi-Drug MAH License: Required for marketing quasi-drugs under a specific brand.

Additionally, all manufacturers must comply with Good Manufacturing Practice (GMP), Good Quality Practice (GQP), and Good Vigilance Practice (GVP) to ensure consistent product quality and safety.
Before distributing cosmetic products in Japan, manufacturers must notify the Pharmaceutical and Medical Device Agency (PMDA). This notification must include detailed information about the product’s ingredients, manufacturing process, safety data, and labeling information. For quasi-drugs, prior approval from the Ministry of Health, Labor and Welfare of Japan (MHLW) is mandatory.
The labeling of cosmetic products must adhere to strict guidelines, including displaying the product name, manufacturer or marketer’s information, full ingredient list, usage instructions, and any applicable expiration date. Misleading claims are strictly prohibited, and while quasi-drugs may make limited therapeutic claims, they must be pre-approved by the MHLW.
Act on the Safety of Regenerative Medicine
The Act on the Safety of Regenerative Medicine (the “ASRM”) primarily regulates medical procedures using processed cells and tissues. It mandates that healthcare providers and institutions conducting regenerative medicine practices obtain approval based on the risk level of the therapy:
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Class I: High-risk procedure (e.g., induced pluripotent stem cells (iPSCs) and gene therapies)

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Class II: Medium-risk procedures (e.g., cultured cell products)

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Class III: Low-risk procedures (e.g., autologous cells without substantial manipulation)

Under the ASRM, any medical practice that involves the use of processed cells or tissues, including stem cell therapies and other advanced regenerative medical treatments, is strictly regulated to protect public health and safety.
As our franchise clinics offer regenerative medicine treatments, including but not limited to stem cell therapy and other advanced medical procedures, our franchise clinic is required to comply with the ASRM. This includes submitting a detailed plan for each regenerative medical treatment to the MHLW through an accredited committee for safety review and evaluation. The clinics must obtain approval and a plan number before providing such treatments to patients.
Moreover, the ASRM mandates continuous monitoring and reporting to the MHLW regarding the safety and efficacy of regenerative treatments, as well as adherence to strict operational standards and protocols. Non-compliance with the ASRM can result in severe penalties, including suspension or revocation of the clinic’s license to operate and offer regenerative treatments.
Poisonous and Deleterious Substances Control Act
Franchisee clinics are required to comply with the Poisonous and Deleterious Substances Control Act (Act No. 303 of December 28, 1950, as amended) of Japan. The purpose of this Act is to provide for the necessary control of poisonous and deleterious substances from the standpoint of health and hygiene and regulates the use of deleterious substances. The aforementioned regulations apply to the franchisee clinics handling of such substances in Japan. A failure by the franchisee clinics to comply with the Poisonous and Deleterious Substances Control Act may harm our franchised brand and directly result in a reduction of the Company’s revenue, since we receive substantial revenue from the franchisee clinics as part of our compensation for management services.
Regulations on Product Quality and Customer Protection
We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.
In Japan, the Product Liability Act (Act No. 85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this Act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer, processor, or importer. Liability under this Act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract.
Regulations on Personal Information Protection
We are subject to laws and regulations regarding privacy and protection of user data and personal information, due to our customer data collection operations in connection with our business. The application and interpretation of these and other similar international laws and regulations regarding privacy and protection of user data and personal information is often uncertain, particularly with respect to the new and rapidly evolving industry in which we operate.
In Japan, the Act on the Protection of Personal Information (the “APPI”) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such personal information. We are also restricted from providing personal information to third parties without the consent of such user. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries.
Our franchise clinics collect information from customers through the questionnaire and other methodologies in connection with the provision of medical services. Some of the information we collect through that questionnaire could fall under the category of sensitive personal data under the APPI. In addition, the franchise clinic might gather personal information including diagnosis records, which is understood to typically fall under the sensitive information. Therefore, the franchise clinic is required to obtain consent from the customers prior to the transfer of their information.
When storing personal information, it is necessary to manage it safely so that it will not be leaked or the database breached. For the safe management, the APPI requires the Personal Information Handling Business Operator to establish an information security system. It includes establishment of the fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, and physical security control. Failure by the franchise clinic to comply with the APPI may harm our franchised brand and directly result in a reduction of the Company’s revenue, since we receive substantial revenue from the franchise clinic as part of our compensation for management services.
Regulations Governing our Franchises
Japan has antitrust laws that protect consumers and regulate how companies operate their businesses. Among the various Japanese antitrust laws, the seminal antitrust law is the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (the “Antimonopoly Act”). The Antimonopoly Act prohibits certain activities that inappropriately induce or mislead persons into entering into a business relationship with us through our granting of seemingly preferable trade terms and conditions that could create false impressions in relation to other franchisors we compete with.
The Japan Fair Trade Commission (the “JFTC”) enforces the Antimonopoly Act and other Japanese antitrust laws. The JFTC issued the “Guidelines Concerning the Franchise System Under the Antimonopoly Act” on April 24, 2002 (last amended on June 23, 2011) (the “Guidelines”), under which the JFTC suggests that, prior to entering into a franchise relationship, a franchisor should adequately disclose and explain material trade terms to a potential franchisee in order to prevent any misunderstanding of the material trade terms, and to prevent such potential franchisee from being misled or improperly induced into entering into such franchise relationship.
In addition, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with an estimate of the revenue or profit that could possibly be generated upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts.
If the JFTC finds any activities that violate the Antimonopoly Act, including any “deceptive customer inducement”, then the JFTC may order the offending franchisor to cease and desist from engaging in such unlawful activities, delete any applicable unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.
In the event the JFTC suspects any violation of the Antimonopoly Act or alleges that we have misled or wrongly induced any of our franchisees based upon any particular trade terms, we could be exposed to risks, including governmental action against us.
Regulations on Labor Laws
There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among other things, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among other things, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.
Regulations on Maintenance of Websites and E-commerce
The Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice (Act No. 95 of June 29, 2001, as amended) and the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended) regulate sales of goods through e-commerce within Japan. For example, under these acts, the franchise clinic as a seller must explicitly show prices of products, timing and method of payment, timing of delivery, conditions for return of goods, our name and contact information, and name of representative person, among others.
Regulations on Shipping of Goods
Under the Civil Code (Act No. 89 of April 27, 1896, as amended), our shipping of goods is generally subject to the terms and conditions as agreed with our customers. In addition, as disclosed above, we must specify timing of delivery of goods in accordance with the Act on Specified Commercial Transactions regarding our sales through e-commerce.
Regulations on Lease Agreements
Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended). The terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.
Regulations on Environmental
There are various environmental-related laws in Japan, including the Air Pollution Control Act (Act No. 97 of June 10, 1968, as amended), Water Pollution Prevention Act (Act No. 138 of December 25, 1970, as amended), Soil Contamination Countermeasures Act (Act No. 53 of May 29, 2002, as amended), and Noise Regulation Act (Act No. 98 of June 10, 1968, as amended).

BIOT MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Company,” “we,” “us,” “our,” or “BIOT” refers to Instinct Bio Technical Company Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination, which will be the business of Pubco and its subsidiaries following the consummation of the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows, and contractual obligations and arrangements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors.”
Overview
Instinct Bio Technical Company Inc. is an exempted company incorporated in the Cayman Islands with limited liability on March 28, 2025 and Instinct Brothers Co., Ltd is a corporation organized under the laws of Japan on February 21, 2011 and will become a subsidiary of BIOT prior to the Closing. BIOT’s primary objective is to integrate advanced biotechnology, artificial intelligence, quantum medicine, and traditional Eastern wisdom to enhance human health, beauty, and overall well-being. BIOT’s principal activities are research, development, manufacturing and sales of innovative and advanced regenerative stem cell cosmetic and personal care products.
To date, we have generated revenues primarily from OEM/ODM manufacturing and direct-to-consumer (DTC) sales and profit-sharing from the franchising model. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. For our fiscal years ended November 30, 2023 and November 30, 2024, we generated revenues of US$3,432,795 (¥504,822,738) and US$2,760,704 (¥416,219,119), respectively, and incurred net profit after tax of US$415,284 (¥80,128,797) and US$34,906 (¥11,307,304), respectively.
Financial Operations Overview
The following table summarizes certain selected financial information for the period presented:
	Year Ended November 30, 2023	Year Ended November 30, 2024	Change
Revenue	$3,432,795	$2,760,704	$(672,091)
Cost of sales	$(456,045)	$(761,917)	$(305,872)
Gross profit	$2,976,750	$1,998,787	$(977,963)
Other income	$282,750	$197,700	$(85,050)
Net impairment losses on financial assets	$(81,350)	$220	$81,570
Other operating expenses	$(48,640)	$—	$48,640
Administrative expenses	$(2,529,216)	$(2,066,692)	$462,524
Finance costs	$(8,466)	$(3,557)	$4,909
Profit before taxation	$519,828	$126,458	$(465,370)
Taxation	$(46,952)	$(51,801)	$(4,849)
Profit after tax	$544,876	$74,657	$(470,219)
Other comprehensive income not to be reclassified to profit or loss:
Exchange transaltion differences	$(129,592)	$(44,862)	$84,730
Total comprehensive income for income for the financial year	$415,284	$29,795	$(385,489)

Revenue
Our consolidated worldwide revenues were US$2,760,704 in 2024, US$3,432,795 in 2023. Sales for the fiscal year ended 2024 decreased by 20% compared to the previous year. This was mainly due to a temporary decline in sales caused by delays in the development schedule for new products in the high-performance skincare line for major customers. Additionally, a temporary decline in sales of existing products was attributed to a restructuring of the product lineup for the company’s own brand, ‘Genrêver’. Starting from 2025, we anticipate a recovery in sales as the development of new products is expected to be completed.
Costs of Revenue
Cost of sales increased by 67% year on year. The main factor contributing to the increase in cost of sales was the disposal of raw materials and other materials required for manufacturing due to a change in the product lineup. In addition, the cost of manufacturing prototypes for new product development also contributed to the increase. During the current fiscal year, we are working to reduce cost of sales by thoroughly managing raw materials and other supplies.
Expenses
Sales and administrative expenses for the fiscal year ended 2024 decreased by 18% compared to the previous year. We achieved a significant reduction in sales and administrative expenses by setting reduction targets for each expense item and strictly managing them with the aim of reducing expenses as much as possible on a daily basis. In addition, one-time expenses related to the IPO and sports support for child athletes accounted for 10.3% (US$ 212,000) of sales and administrative expenses.
Results of Operations
Profits after tax for the 2024 fiscal year decreased significantly by 86% compared to the previous year. The simultaneous decrease in sales and increase in cost of sales were the main factors contributing to the significant decrease in profits after tax. However, for the current fiscal year, we aim to improve operating profits through a recovery in sales and a reduction in cost of sales.
Cash Flows
The following table summarizes our cash flows for the year/period presented:
	Year Ended November 30, 2023		Year Ended November 30, 2024
Cash Flows from Operating Activities
Profit / (Loss) before taxation		$591,828		$126,458
Adjustments for:
Depreciation of:
– property, plant and equipment		$76,989		$77,727
– intangible assets		$17,609		$19,890
– right-of-use assets		$122,105		$139,261
Interest income		$(18,908)		$(6,245)
Loss on property, plant and equipment written off		$14,904	$
Interest expense		$8,466		$3,557
Net impairment gain on	$		$
– trade receivables		$81,350		$220
Operating (loss)/profit before changes in working capital		$894,343		$360,868

	Year Ended November 30, 2023		Year Ended November 30, 2024
Changes in working capital:
Inventories		$(280,641)		$104,462
Trade receivables		$190,421		$70,926
Other receivables		$(341,570)		$(138,645)
Trade payables		$(54,311)		$34,840
Other payables		$(301,291)		$(66,383)
Cash generated from operations carried forward		$106,951		$224,216
Cash generated from operations		$106,951		$224,216
Interest received		$18,908		$6,245
Interest paid		$(4,930)		$(263)
Tax paid		$(1,098,715)		$(64,843)
Tax refund	$			$424,369
Net cash generated from/(used in)		$(977,786)		$589,724
Cash Flows from Investing Activities
Additions of:
– property, plant and equipment		$(70,310)		$(7,995)
– intangible assets	$			$(18,793)
Net cash used in investing activities		$(70,310)		$(26,788)
Cash Flows from Financing Activities
Drawdown of borrowings		$408,000	$
Repayment of borrowings		$(272,000)		$(132,656)
Repayment of lease liabilities		$(113,684)		$(133,437)
Interest paid in relation to lease liabilities		$(3,536)		$(3,294)
Net cash (used in)/generated from financing activities		$18,780		$(269,387)
		$(1,029,316)		$293,549
Net increase/(decrease) in cash and cash equivalents		$(1,029,316)		$293,549
Effect of exchange rate fluctuations on cash and cash equivalent		$(65,997)		$(21,483)
Cash and cash equivalents at the beginning of the financial year		$1,335,693		$240,380
Cash and cash equivalents at the end of the financial year		$240,380		$512,446

Cash Flow from Operating Activities
Cash used in operating activities during the year ended November 30, 2023 was approximately $977,786. The change in operating activities is attributable to tax paid of $1,098,715.
Cash generated from operating activities during the year ended November 30, 2024 was approximately $589,724. Cash generated from operations consisted primarily of tax refund of $424,369.
Cash Flow from Investing Activities
Cash used in investing activities during the year ended November 30, 2024 was $26,788, mainly consisted of intangible assets.
Cash used in investing activities during the year ended November 30, 2023 was $70,310, for the property, plant and equipment.

Cash Flow from Financing Activities
Cash used in financing activities during the year ended November 30, 2024 was $269,387, mainly for the repayment of borrowings and the repayment of lease liabilities.
Cash provided by financing activities during the year ended November 30, 2023 was $18,780. This consisted of proceeds from drawdown of borrowings as well as the repayment of borrowings and the repayment of lease liabilities.
Off-Balance Sheet Arrangements
During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Critical Accounting Policies
BIOT prepares its consolidated financial statements in accordance with IFRS. In doing so, it has to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, BIOT’s financial condition or operating results and margins would be affected. BIOT bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. BIOT refers to accounting estimates of this type as critical accounting policies and estimates, which is discussed further below.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION
Executive Officers and Directors After the Business Combination
Effective immediately following the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board. The following table lists the names, ages and positions of the individuals who are expected to serve as directors, executive officers and/or key employees of Pubco upon consummation of the Business Combination:
Pubco
Name	Age	Position
Tomoki Nagano	44	Director, Chairman and Group Chief Executive Officer(1)
Fumihiro Nagano	47	Director and Chief Marketing Officer(1)
Yuji Naito	46	Director and Chief Operating Officer(1)
Masashi Ohmatsu	63	Chief Financial Officer
Say Leong, Lim(3)(4)(5)	55	Independent Director(1)
Sally, Lim(3)(4)(5)	55	Independent Director(1)
Jessica Assaf	35	Independent Director(2)

(1)
Instinct Brothers’ designee.

(2)
Relativity’s designee.

(3)
Member of the Audit Committee.

(4)
Member of the Compensation Committee.

(5)
Member of the Nominating Committee.

Information regarding the executive officers and directors following the Business Combination is set forth below:
Executive Officers
Tomoki Nagano, Group Chief Executive Officer; Chairman and Director
Mr. Tomoki serves as our Group Chief Executive Officer, Chairman and Director. He has over two decades of experience in the cosmetics and consumer goods industry, specializing in product planning, procurement, international trade, and brand development. Mr. Tomoki graduated with a Diploma in International Business from Faculty of Business at Seneca College of Applied Arts & Technology in 2004, and began his career at Angel Heart Co. (formerly known as AmazYou Planning), where he was responsible for product planning, as well as the import and export of perfumes in the foreign division. This role marked the beginning of his extensive career in the cosmetics industry. In 2015, Mr. Tomoki joined Li & Fung Trading in Hong Kong as a sales representative, where he played a key role in expanding sales channels to major retailers and drugstores across Japan.
In 2017, Mr. Tomoki established Hiroki Global Co., Ltd, leveraging his extensive experience in the beauty and consumer goods market. He further expanded his leadership in 2019 by taking on the role of CEO at Instinct Brothers Co., Ltd (formerly known as Vivian Co., Ltd) in September 2021. With a wealth of experience spanning product development, supply chain management, and international business expansion, Mr. Tomoki continues to drive Instinct Brothers’ growth and strategic direction in the global market.
Fumihiro Nagano, Chief Marketing Officer and Director
Mr. Fumihiro has served as our Chief Marketing Officer and Representative Director since September 2022, and as Vice President of Instinct Brothers since September 2021. He has over 20 years of experience in sports medicine, rehabilitation, and healthcare management. Mr. Fumihiro graduated in 2000 from the Faculty of Bonesetting at Sendai Osteopathic Medicine College, earning his license as a Judo rehabilitation teacher. He began his career at Major Field Co., Ltd in 2003 and joined the Japan Olympic Committee as a medical science staff member in 2006. In 2008, he became the Gymnastics Medical Science Trainer for the Japan Women’s Gymnastics Team. From 2013 to November 2022, Mr. Fumihiro served as President and CEO in RISE Co., Ltd. He also managed multiple osteopathic clinics and personal training gyms, overseeing the growth and development of healthcare staff.
Yuji Naito, Chief Operating Officer; Senior Executive Managing Director
Mr. Naito has served as our Senior Executive Managing Director and Chief Operating Officer since September 2021. In 2002, Mr. Naito began his career in the agriculture and food industry with U JAPAN LLC, where he played a key role in establishing farms across China, Taiwan, Thailand, Sri Lanka, and the Philippines. In 2017, Mr. Naito founded U JAPAN LLC, where he continues to serve as a representative partner, to support the global growth of over 30 brands. In the same year, he invested in enchant Co., Ltd., a food and agriculture-related business, where he led the organization of various events in collaboration with local governments and companies.
Masashi Ohmatsu, Chief Financial Officer
Mr. Ohmatsu has served as our Chief Financial Officer since February 2022. Mr. Ohmatsu earned his Bachelor degree from the Faculty of Economics at Okayama University in 1985. Mr. Ohmatsu brings over 30 years of experience in the financial services industry. He began his career with Mizuho Securities (formerly Nippon Kangyo Kakumaru Securities) and was seconded to the subsidiary in Singapore, Kankaku Singapore Merchant Bank, where he played a crucial role in sales and relationship management with local institutional investors for nearly 10 years. In 1998, Mr. Ohmatsu returned to Japan and was instrumental in the launch of ABN AMRO Bank’s asset management services in Japan, where he held significant leadership roles. In 2003, he was appointed as the President of ABN AMRO Asset Management Japan Co., Ltd., overseeing the firm’s operations and driving growth in the Japanese market. Following his tenure at ABN AMRO, Mr. Ohmatsu continued to excel in the asset management industry, serving as Executive Vice President of Fortis Asset Management Co., Ltd. from 2008 to 2009, and later as CEO of UOB Asset Management Japan Co., Ltd. form 2009 until 2013. In 2013, he relocated to Singapore to lead UOB-SM Asset Management Pte Ltd as CEO, which he did until 2017. In 2017, Mr. Ohmatsu transitioned to entrepreneurial leadership, taking on the role of CEO at Hit Holdings Pte Ltd. until 2019.
Non-Executive and Independent Directors
Say Leong Lim will serve as an independent member of the board of the Combined Company. Mr. Lim has served as the Chairman of the board of directors and Chief Executive Officer of Globalink Investment Inc. since 2021. Since April 2023, Mr. Lim has served as the Chief Executive Officer of Xtend Digital Sdn. Bhd., a technology company based in Malaysia. Since June 2021, Mr. Lim has served as an independent director at LFE corporation Bhd., an engineering company in Malaysia. Since February 2019, Mr. Lim has served as the Independent Non-executive Director of Aurora Italia International Bhd., a public retail company in Malaysia. In May 2010, Mr. Lim co-founded Everise Concepts PLT and has since served as its advisor. Everise Concepts PLT is principally involved in the provision of corporate and business consultancy, real estate projects and the wholesale and distribution of fast-moving consumer goods via retail and online channels. From November 2020 to April 2022, Mr. Lim served as an independent director of Caely Holdings Bhd. Mr. Lim obtained his Chartered Management Accountant Degree in management accountancy from the Chartered Institute of Management Accountants (CIMA) United Kingdom in 1991 and was admitted as a Malaysian Institute of Accountants (MIA) in 1996. Mr. Lim obtained his Master of Business Administration from Heriot-Watt University in the United Kingdom in 1997.
Sally Lim will serve as an independent member on the board of the Combined Company. Ms. Lim brings with extensive experience in accounting, finance and administration. From 1999 to 2005, she served as the Finance and Administration Manager of Denko-HLB Sdn. Bhd., where she played a key role in the successful corporate restructuring of the Denko Group in 2004. Ms. Lim was also instrumental in leading a team for the implementation of an Enterprise Resource Planning (ERP) system for Denko Group. In 2010,

Ms. Lim co-founded Everise Concepts PLT, where she currently serves as a director, offering services relating to corporate reorganizations, foreign direct investments, initial public offerings, mergers and acquisitions. In 2019, she acted as a local consultant to a Hong Kong-listed company establishing operations in Penang, Malaysia, and assisted a Chinese company in assessing and evaluating business opportunities in Malaysia. Ms. Lim also served as a manager of GL Sponsor LLC, a sponsor of a NASDAQ-listed SPAC, from 2019 to 2022. She was an independent non-executive director of Mineski Global (Malaysia) Sdn. Bhd. from July 2021 to December 2022, and served as an independent non-executive director of EOS IT Management Solutions Sdn. Bhd., an IT company, from December 2020 to December 2023. She obtained her Diploma in Accounting from Perkim Goon College, Malaysia, in 1991.
Jessica Assaf is an award-winning entrepreneur and activist dedicated to improving health and well-being through business. Her advocacy journey began at the age of 15, focusing on safe products, corporate accountability, consumer wellness and female empowerment. In high school, Assaf co-founded Teens for Safe Cosmetics, a group that successfully lobbied for the California Safe Cosmetics Act of 2005, requiring manufacturers to disclose harmful ingredients in personal care products. Assaf earned her undergraduate degree from New York University’s Gallatin School and later received her MBA from Harvard Business School, during which she co-founded RAW IS EVERYTHING, a clean skincare company that achieved national distribution. In 2019, Assaf co-founded Prima, a purpose-driven CBD wellness brand and Public Benefit Corporation (B Corp) that was acquired in 2023. She is now the Director of Communications at OSEA Malibu and works with purpose-driven companies on branding, marketing, social media, retail strategy, PR and partnerships. Throughout her career, Assaf has been recognized for her contributions to health advocacy and entrepreneurship, including being named to Forbes’ 30 Under 30 list in 2020.
Family Relationships
Mr. Tomoki Nagano, our Group Chief Executive Officer, the chairman of the board of Directors and a Director, is the brother of Mr. Fumihiro Nagano, our Chief Operating Officer and a Representative Director. Qian Zhao, the spouse of Mr. Tomoki Nagano, is a director at Hiroki Global Co., Ltd. Other than as disclosed, there are no family relationships between any of the foregoing proposed directors or executive officers of the Combined Company.
Board Composition
Pursuant to the Business Combination Agreement, Relativity and Instinct Brothers agreed to take all necessary action, including causing the directors of the Relativity to resign, so that effective as of the Closing, the board of directors of the Pubco (“Pubco Board”) will consist of seven (7) directors, a majority of whom shall be independent directors in accordance with the Nasdaq requirements. The Amended Pubco Articles provide that the maximum number of directors shall be unlimited unless otherwise fixed by ordinary resolution and the directors shall be divided into two classes: Class A and Class B. An executive director shall be a Class A director and an independent director shall be a Class B director. Upon the adoption of the Amended Pubco Articles, the existing directors shall by resolution classify themselves as Class A or Class B as applicable. Except as provided in the Amended Pubco Articles, a director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered.
Director Independence
Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors and of certain board committees. Upon the consummation of the Business Combination, the Pubco Board will review the composition of the board and committees of the Pubco and the independence of each director.
Board Oversight of Risk
Upon the consummation of the Business Combination, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. For example, the Pubco audit committee will be responsible for overseeing the management of risks associated with Pubco’s financial reporting, accounting and auditing matters, and Pubco’s compensation committee will oversee the management of risks associated with Pubco’s compensation policies and programs.
Duties of Directors
Under Cayman Islands law, Pubco directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in the company’s best interests. Pubco directors must also exercise their powers only for a proper purpose. Pubco directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.
In fulfilling the duty of care to the company, Pubco directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Pubco has a right to seek damages against any director who breaches a duty owed to us.
Board Committees
Upon the consummation of the Business Combination, the Pubco Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Pubco Board may establish other committees to facilitate the management of Pubco’s business. The Pubco Board and its committees will set schedules for meeting throughout the year and can also hold special meeting and act by written consent from time to time, as appropriate. The Pubco Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Pubco Board. Each member of each committee of the Pubco Board is expected to qualify as an independent director in accordance with the Nasdaq listing. Each committee of the Pubco Board will have a written charter approved by the Pubco Board. Upon the consummation of the Business Combination, copies of each charter will be posted on Pubco’s website. The inclusion of Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on BIOT’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the Pubco Board.
Audit Committee
Upon the consummation of the Business Combination, the audit committee of Pubco is expected to consist of [      ], [      ] and [      ]. [      ] will be the chairperson of our audit committee. Pubco Board has determined each proposed member is independent under the rules and regulations of the SEC and the listing rules of Nasdaq applicable to audit committee members. [      ] also qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq. Pubco’s audit committee will assist the Pubco Board with its oversight of the following: the integrity of Pubco’s financial statements; Pubco’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Pubco’s internal audit function and risk assessment and risk management. Among other things, Pubco’s audit committee will be responsible for reviewing and discussing with Pubco’s management the adequacy and effectiveness of Pubco’s disclosure controls and procedures. The audit committee will also discuss with Pubco’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Pubco’s financial statements, and the results of the audit, quarterly reviews of Pubco’s financial statements and, as appropriate, will initiate inquiries into certain aspects of Pubco’s financial affairs. Pubco’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Pubco’s employees of concerns regarding questionable accounting or auditing matters. In addition, Pubco’s audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of Pubco’s independent registered public accounting firm. Pubco’s audit committee will have sole authority to approve the hiring and discharging of Pubco’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Pubco’s audit committee will review and oversee all related person transactions in accordance with Pubco’s policies and procedures.
Compensation Committee
Upon the consummation of the Business Combination, the compensation committee of Pubco is expected to consist of [      ], [      ] and [       ]. The chairperson of the compensation committee is expected to be [      ]. Each member of Pubco’s compensation committee will be considered independent under the rules and regulations of the SEC and the listing rules of Nasdaq applicable to compensation committee members. Pubco’s compensation committee will assist the Pubco Board in discharging certain of Pubco’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Pubco’s compensation programs.
Nominating and Corporate Governance Committee
Upon the consummation of the Business Combination, the nominating and corporate governance committee of Pubco is expected to consist of [      ], [      ] and [      ]. The chairperson of the nominating and corporate governance committee is expected to be [     ]. Pubco’s nominating and corporate governance committee will assist the Pubco Board with its oversight of and identification of individuals qualified to become members of the Pubco Board, consistent with criteria approved by the Pubco Board, and selects, or recommends that the Pubco Board selects, director nominees, develops and recommends to the Pubco Board a set of corporate governance guidelines and oversees the evaluation of the Pubco Board.
Code of Conduct
Upon the consummation of the Business Combination, the Pubco Board will adopt a Code of Conduct. The Code of Conduct will apply to all of Pubco’s employees, officers and directors, as well as all of Pubco’s contractors, consultants, suppliers and agents in connection with their work for Pubco. Upon the consummation of the Business Combination, the full text of Pubco’s Code of Conduct will be posted on Pubco’s website. Pubco intends to disclose future amendments to, or waivers of, Pubco’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on the post-combination company’s website identified above or in public filings. Information contained on Pubco’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on Pubco’s website to be part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
None of the intended members of Pubco’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Pubco Board or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Company,” “we,” “us,” or “our” refers to Relativity and its consolidated subsidiaries prior to the consummation of the Business Combination and to Relativity and its consolidated subsidiaries following the Business Combination.
Relativity Executive Compensation
Prior to the Business Combination, none of our executive officers or directors have received any cash compensation for services rendered to us. We have an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support until the earlier of the completion of an Initial Business Combination and our liquidation. In addition, the Sponsor, executive officers and directors, or their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews, on a quarterly basis, all payments that are made by us to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an Initial Business Combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an Initial Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, has been or will be paid by the company to the Sponsor, executive officers and directors, or their respective affiliates, prior to completion of the Initial Business Combination.
BIOT
Unless the context otherwise requires, any reference in this section of this proxy statement to “BIOT,” “we,” “us” or “our” refers to Instinct Bio Technical Company Inc. and its subsidiaries prior to the consummation of the Business Combination and to Pubco and its consolidated subsidiaries following the Business Combination. As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies” as such terms are defined in the Securities Act and the Exchange Act, and the rules promulgated thereunder.
Summary Compensation Table
The following table sets forth the aggregate compensation paid by Instinct Brothers Co., Ltd, our operating subsidiary to the named executive officers for services provided to Instinct Brothers Co., Ltd during the fiscal years ended November 30, 2023 and 2024.
Name and Position	Year Ended	Salary	Bonus (¥)	Stock Awards (¥)	Option Awards (¥)	All Other Compensations (¥)	Total (¥)
Tomoki Nagano (Group Chief Executive Officer)	2023	¥18,000,000 (approximately $122,192)	—	—	—	—	18,000,000 (approximately US$122,192)
	2024	¥18,000,000 (approximately $122,192)	—	—	—	—	18,000,000 (approximately US$122,192)
Fumihiro Nagano (Chief Marketing Officer)	2023	¥12,000,000 (approximately $81,461)	—	—	—	—	12,000,000 (approximately US$81,461)
	2024	¥12,000,000 (approximately $81,461)	—	—	—	—	12,000,000 (approximately US$81,461)

Name and Position	Year Ended	Salary	Bonus (¥)	Stock Awards (¥)	Option Awards (¥)	All Other Compensations (¥)	Total (¥)
Yuji Naito (Chief Operating Officer)	2023	¥12,000,000 (approximately $81,461)	—	—	—	—	12,000,000 (approximately US$81,461)
	2024	¥12,000,000 (approximately $81,461)	—	—	—	—	12,000,000 (approximately US$81,461)
Masashi Ohmatsu (Chief Financial Officer)	2023	S$168,000 (approximately $124,628.19)					S$168,000 (approximately $124,628)
	2024	S$168,000 (approximately $124,628.19)					S$168,000 (approximately $124,628)
Service / Employment Agreements
Tomoki Nagano
Mr. Tomoki entered into a Director Appointment Agreement with Instinct Brothers Co., Ltd commencing on September 26, 2021. Pursuant to the Appointment Agreement, Mr. Tomoki agreed to receive a compensation of ¥18,000,000 per annum (approximately $122,192) in exchange for his services.
Fumihiro Nagano
Mr. Fumihiro entered into a Director Appointment Agreement with Instinct Brothers Co., Ltd commencing on September 26, 2021. Pursuant to the Appointment Agreement, Mr. Fumihiro agreed to receive a compensation of ¥12,000,000 per annum (approximately $81,461) in exchange for his services.
Yuji Naito
Mr. Naito entered into a Director Appointment Agreement with Instinct Brothers Co., Ltd commencing on September 26, 2021. Pursuant to the Appointment Agreement, Mr. Naito agreed to receive a compensation of ¥12,000,000 per annum (approximately $81,461) in exchange for his services.
Masashi Ohmatsu
Mr. Ohmatsu entered into an Employment Agreement with Instinct Brothers Co., Ltd commencing on February 3, 2022. Pursuant to the Employment Agreement, Mr. Ohmatsu agreed to receive a compensation of S$168,000 per annum (approximately $124,628) in exchange for his services.
Post-Merger Executive Officers and Directors Compensation
Following the completion of the Business Combination, the compensation arrangements for all directors and executive officers of the Combined Company shall initially remain unchanged. As its business develops and matures, the Combined Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward individuals who contribute to its long-term success. Decisions regarding the executive compensation program will be made by the compensation committee of the Combined Company’s board of directors.
Post-Closing Employment Agreements and Compensation
Tomoki Nagano
Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement, the form of which is attached hereto as Exhibit [    ], with Tomoki Nagano as Chief Executive Officer, which

shall supersede any and all prior employment contracts entered into between Instinct Brother Co., Ltd and Mr. Tomoki. The executive employment agreement with Mr. Tomoki provides that Mr. Tomoki will hold the position of Chief Executive Officer of Pubco with a base annual salary of ¥18,000,000 (in terms of US dollars in 2025, this amount will be approximately $122,192). In addition, Mr. Tomoki will be eligible to receive a bonus as determined by Pubco Board and the compensation committee, to participate in the health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements as are made generally available to other employees of Pubco from time to time, accrue annual leave entitlement, and to be reimbursed for all reasonable travel and other business-related expenses. Under the agreement, Mr. Tomoki’s employment is at will and will continue until either Mr. Tomoki or Pubco notifies the other party at least sixty (60) days written notice of intent to terminate employment. If, Mr. Tomoki’s employment is terminated by Pubco without “cause” or by Mr. Tomoki for Just Cause, he will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of Pubco, any such amount as may be agreed between Pubco and Mr. Tomoki.
Fumihiro Nagano
Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement, the form of which is attached hereto as Exhibit [     ], with Fumihiro Nagano as Chief Marketing Officer, which shall supersede any and all prior employment contracts entered into between Instinct Brother Co., Ltd and Mr. Fumihiro. The executive employment agreement with Mr. Fumihiro provides that Mr. Fumihiro will hold the position of Chief Marketing Officer of Pubco with a base annual salary of ¥12,000,000 (in terms of US dollars in 2025, this amount will be approximately $81,461). In addition, Mr. Fumihiro will be eligible to receive a bonus as determined by Pubco Board and the compensation committee, to participate in the health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements as are made generally available to other employees of Pubco from time to time, accrue annual leave entitlement, and to be reimbursed for all reasonable travel and other business-related expenses. Under the agreement, Mr. Fumihiro’s employment is at will and will continue until either Mr. Fumihiro or Pubco notifies the other party at least sixty (60) days written notice of intent to terminate employment. If, Mr. Fumihiro’s employment is terminated by Pubco without “cause” or by Mr. Fumihiro for Just Cause, he will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of Pubco, any such amount as may be agreed between Pubco and Mr. Fumihiro.
Yuji Naito
Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement, the form of which is attached hereto as Exhibit [     ], with Yuji Naito as Chief Operating Officer, which shall supersede any and all prior employment contracts entered into between Instinct Brother Co., Ltd and Mr. Naito. The executive employment agreement with Mr. Naito provides that Mr. Naito will hold the position of Chief Operating Officer of Pubco with a base annual salary of ¥12,000,000 (in terms of US dollars in 2025, this amount will be approximately $81,461). In addition, Mr. Naito will be eligible to receive a bonus as determined by Pubco Board and the compensation committee, to participate in the health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements as are made generally available to other employees of Pubco from time to time, accrue annual leave entitlement, and to be reimbursed for all reasonable travel and other business-related expenses. Under the agreement, Mr. Naito’s employment is at will and will continue until either Mr. Naito or Pubco notifies the other party at least sixty (60) days written notice of intent to terminate employment. If, Mr. Naito’s employment is terminated by Pubco without “cause” or by Mr. Naito for Just Cause, he will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days;

(iv) all other payments or benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of Pubco, any such amount as may be agreed between Pubco and Mr. Naito.
Masashi Ohmatsu
Simultaneously with the Closing, Pubco intends to enter into an executive employment agreement, the form of which is attached hereto as Exhibit [     ], with Masashi Ohmatsu as Chief Financial Officer, which shall supersede any and all prior employment contracts entered into between Instinct Brother Co., Ltd and Mr. Ohmatsu. The executive employment agreement with Mr. Ohmatsu provides that Mr. Ohmatsu will hold the position of Chief Financial Officer of Pubco with a base annual salary of S$168,000 (in terms of US dollars in 2025, this amount will be approximately $124,628). In addition, Mr. Ohmatsu will be eligible to receive a bonus as determined by Pubco Board and the compensation committee, to participate in the health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements as are made generally available to other employees of Pubco pany from time to time, accrue annual leave entitlement, and to be reimbursed for all reasonable travel and other business-related expenses. Under the agreement, Mr. Ohmatsu’s employment is at will and will continue until either Mr. Ohmatsu or Pubco notifies the other party at least sixty (60) days written notice of intent to terminate employment. If, Mr. Ohmatsu’s employment is terminated by Pubco without “cause” or by Mr. Ohmatsu for Just Cause, he will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which he shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of Pubco, any such amount as may be agreed between Pubco and Mr. Ohmatsu.
For the purposes of each agreement, “Cause” is defined in the executive employment agreement as (i) a breach by the executive of his or her fiduciary duties to Pubco; (ii) the executive’s breach of the executive employment agreement, which, if curable, remains uncured or continues after ten days’ notice by Pubco thereof; (iii) the commission of (A) any crime constituting a felony in the jurisdiction in which committed, (B) any crime involving moral turpitude (whether or not a felony), or (C) any other criminal act involving embezzlement, misappropriation of money, fraud, theft, or bribery (whether or not a felony); (iv) illegal or controlled substance abuse or insobriety by the executive; (v) the executive’s material negligence or dereliction in the performance of, or failure to perform the executive’s duties of employment with Pubco, which remains uncured or continues after ten days’ notice by Pubco thereof; (vi) the executive’s refusal or failure to carry out a lawful directive of Pubco or any member of the board or any of their respective designees, which directive is consistent with the scope and nature of the executive’s responsibilities; or (vii) any conduct, action or behavior by the executive that is, or is reasonably expected to be, materially damaging to Pubco, whether to the business interests, finance or reputation. In addition, Further, the executive’s employment shall be deemed to have terminated for Cause if, on the date the executive’s employment terminates, facts and circumstances exist that would have justified a termination for Cause, even if such facts and circumstances are discovered after such termination.
“Just Cause” is defined in the executive employment agreement as a material breach by Pubco of its obligations under the executive employment agreement, upon which the executive notifies the board of directors in writing of such material breach within thirty (30) days of such occurrence and such material breach shall have not been cured within thirty (30) days after the Board’s receipt of written notice thereof from the executive.
Each of the employment agreements contains customary confidentiality provisions, and customary provisions related to the Company ownership of intellectual property conceived or made by the applicable executive in connection with the performance of their duties under the applicable agreement.
Each of the agreements contains a non-compete provision which provides that, for the term of the applicable agreement and for a period of 2 years thereafter, the applicable executive shall not, directly or indirectly: (i) engage in any other business, association or relationship of any kind with any business which provides, in whole or in part, the same or similar services and/or products offered by the which directly or indirectly competes with Company; nor (ii) solicit or accept, or induce any person or entity to reduce goods or services to Company, or in any manner assist others in the solicitation, acceptance, or inducement of, any business transactions with Company’s existing and prospective clients, accounts, suppliers and/or other persons or entities with whom the Company has had business relationships (or whom Company had specifically identified for a prospective business relationship). These restrictions extend to the geographic area in which Company actively conducted business immediately prior to termination of the applicable agreement.
Each of the agreements also contains a customary non-solicitation provision, in which the applicable executive agrees that, for the term of the applicable agreement and for a period of 3 years thereafter, the applicable executive will not, directly or indirectly solicit or discuss with any employee of Company the employment of such Company employee by any other commercial enterprise other than Company, nor recruit, attempt to recruit, hire or attempt to hire any such Company employee on behalf of any commercial enterprise other than Company, provided that this provision does not prohibit the applicable executive from undertaking a general recruitment advertisement provided that the foregoing is not targeted towards any person or entity identified above, or from hiring, employing or engaging any such person or entity who responds to such general recruitment advertisement.
Each agreement shall be governed by, construed and enforced in accordance with the laws of Japan. Each agreement further stipulates that all legal proceedings arising from or relating to the agreement shall be subject to the jurisdiction of Japan. Notwithstanding the foregoing, each agreement also contains a provision requiring that any disputes be resolved through arbitration.

BENEFICIAL OWNERSHIP OF SECURITIES
Relativity Current Beneficial Ownership Table
The following table sets forth information known to Relativity regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of Relativity Common Stock prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of Pubco ordinary share immediately following the consummation of the Business Combination, in each case by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of Relativity Common Stock or of Pubco ordinary share;

•
each current executive officer of Relativity and each member of the Relativity Board and all executive officers and directors of Relativity as a group; and

•
each person who will become an executive officer or director of Pubco upon consummation of the Business Combination and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of shares of Relativity Common Stock pre-Business Combination is based on [4,400,795] outstanding shares of Relativity Common Stock (including [4,400,794] shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock).
Pre-Business Combination Beneficial Ownership Table
	Class A common stock		Class B common stock		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Relativity Acquisition Sponsor LLC(2)	3,509,130	79.9%	1	100%	79.9%
Tarek Tabsh(2)	3,509,130	79.9%	1	100%	79.9%
Steven Berg(3)	—	—	—	—	—
(4)	—	—	—	—	—
Jessica Assaf(3)	—	—	—	—	—
David Kane(3)	—	—	—	—	—
All executive officers and directors as a group (five individuals)	3,509,130	71.7%	1	100%	71.7%

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is c/o Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, NV 89169.

(2)
Represents shares held by the Sponsor including (a) 2,500,380 shares of Relativity Class A Common Stock, converted from shares of Relativity Class B Common Stock on a one-for-one basis on February 27, 2023, (b) one share of Relativity Class B Common Stock and (c) 653,750 shares of Relativity Class A Common Stock underlying Private Placement Units. Tarek Tabsh, Relativity’s Chief Executive Officer, is the sole manager of the Sponsor and as such, may be deemed to have beneficial ownership of the Relativity Common Stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)
Does not include any shares held by the Sponsor. This individual is a member of the Sponsor but does not have voting or dispositive control over the shares held by the Sponsor.

BIOT Current Beneficial Ownership Table
The following table sets forth information regarding the beneficial ownership of shares of BIOT’s common stock as of November 30, 2024 (pre-Business Combination) by:
•
each person known by BIOT to be the beneficial owner of more than 5% of issued and outstanding shares of Relativity Common Stock or of Pubco ordinary share (pre-Business Combination); and

•
each of BIOT current executive officers and directors.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Named Executive Officers:		%
Tomoki Nagano	[•]	[•]%
Fumihiro Nagano	[•]	[•]%
Yuji Naito	[•]	[•]%
Masashi Ohmatsu	[•]	[•]%
All named directors and executive officers as a group (five individuals)	[•]	[•]%
5% Holders
[•]
Post-Business Combination Beneficial Ownership Table
The expected beneficial ownership of Pubco Ordinary Shares post-Business Combination presented in the table below under “Assuming No Redemption” is based upon the assumptions set forth in the unaudited pro forma section herein and assume: (i) that no Public Stockholders exercise their Redemption Rights (no redemptions scenario) and (ii) that none of the investors set forth in the table below has purchased or purchases shares of Relativity Common Stock (pre-Business Combination) or Pubco ordinary share (post-Business Combination).
The expected beneficial ownership of Pubco Ordinary Shares post-Business Combination presented in the table below under “Assuming Maximum Redemption” is based upon the assumptions set forth in the unaudited pro forma section herein and assume: (i) that the maximum number of Public Shares have been redeemed by Public Stockholders and (ii) that none of the investors set forth in the table below has purchased or purchases of Relativity Common Stock (pre-Business Combination) or Pubco ordinary share (post-Business Combination).
Both scenarios assume that, at the Closing, an estimated 20,000,000 Pubco Ordinary Shares will be issued to the Seller.
Based on the foregoing assumptions, we estimate that there would be [     ] Pubco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and [     ] Pubco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.

Post-Business Combination Beneficial Ownership Table
Combined Entity Post-Business Combination
	Relativity Pre-Business Combination		(assuming no redemptions by Relativity stockholders)(1)		(assuming maximum redemptions by Relativity stockholders)(2)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Directors and Executive Officers Post-Business Combination
Tomoki Nagano	—	—%	[*]	%	[*]	%
Fumihiro Nagano	—	—%	—	—%	—	—%
Yuji Naito	—	—%	—	—%	—	—%
Masashi Ohmatsu	—	—%	—	—%	—	—%
Say Leong, Lim	—	—%	—	—%	—	—%
Sally, Lim	—	—%	—	—%	—	—%
Jessica Assaf		%
Greater than 5% Holders:						%
Tomoki Nagano	—	—%	[*]	%	[*]	%

*
less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relativity
Founder Shares
On May 28, 2021, the Sponsor purchased 3,750,000 shares of Relativity Class B Common Stock for an aggregate purchase price of $25,000. On December 14, 2021, the Sponsor returned to Relativity, at no cost, an aggregate of 511,250 shares of Relativity Class B Common Stock, which Relativity cancelled, resulting in an aggregate of 3,238,750 shares of Relativity Class B Common Stock outstanding and held by the Sponsor. On December 14, 2021, Relativity issued 355,000 shares of Relativity Class B Common Stock to A.G.P. On January 12, 2022, the Sponsor transferred 176,094 shares of Relativity Class B Common Stock to George Syllantavos, and 28,750 shares of Relativity Class B Common Stock to Anastasios Chrysostomidis. The total number of shares of Relativity Class B Common Stock issued was determined based on the expectation that such shares would represent 20% of the outstanding shares upon completion of the IPO (not including the shares underlying the Private Placement Units).
On February 27, 2023, Relativity issued an aggregate of 3,593,749 shares of Relativity Class A Common Stock to the Sponsor, A.G.P., George Syllantavos and Anastasios Chrysostomidis, the holders of the Relativity Class B Common Stock, upon the conversion of an equal number of shares of Relativity Class B Common Stock. These shares of Relativity Class A Common Stock are subject to the same restrictions as applied to the Relativity Class B Common Stock before the conversion, including, among other things, certain transfer restrictions, waiver of Redemption Rights and the obligation to vote in favor of an Initial Business Combination as described in the prospectus for the IPO. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Relativity Class A Common Stock and one share of Relativity Class B Common Stock. The Sponsor then transferred 533,525 shares of Relativity Class A Common Stock to certain members of the Sponsor.
Private Placement Units
On February 15, 2022, the Sponsor purchased 653,750 Private Placement Units at a price of $10.00 per unit, for an aggregate purchase price of $6,537,500. The Private Placement Units are identical to the Public Units sold in the IPO except that (a) the Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of Relativity’s Initial Business Combination except to permitted transferees, (b) the shares of Relativity Class A Common Stock included in the Private Placement Units and underlying the Relativity Private Warrants will be entitled to registration rights and (c) the Relativity Private Warrants are entitled to registration rights.
Administrative Support
Relativity pays an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of Relativity’s Initial Business Combination or its liquidation, Relativity will cease paying these monthly fees. For the three and nine months ended September 30, 2023, Relativity incurred $30,000 and $90,000 of administrative service fees, respectively, all of which were fully paid. For the year ended December 31, 2022, Relativity incurred and paid $105,000 of administrative service fees. For the period from April 13, 2021 (inception) through December 31, 2021, no administrative service fees were incurred.
Promissory Note
Prior to the closing of the IPO, the Sponsor agreed to loan Relativity up to $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing, unsecured and were due at the earlier of March 31, 2022 or the closing of the IPO. This loan was repaid upon the closing of the IPO out of the estimated $660,000 of offering proceeds that had been allocated to the payment of offering expenses (other than underwriting commissions).
Registration Rights
Relativity has entered into the IPO Registration Rights Agreement with respect to the Private Placement Units and the shares of Relativity Class A Common Stock and Relativity Private Warrants included therein, as well as the shares of Relativity Class A Common Stock issuable upon exercise or conversion or exercise of the foregoing warrants, and the Founder Shares.
In connection with the consummation of the Business Combination, we will enter into the A&R Registration Rights Agreement. See “The Business Combination Proposal — Related Agreements — A&R Registration Rights Agreement.”
Certain Agreements Related to the Business Combination
In connection with the Business Combination, certain agreements will be entered into pursuant to the Business Combination Agreement by Relativity, BIOT, Pubco and its related persons. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:
•
Lock-Up Agreements (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

•
Non-Competition Agreements (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Non-Competition Agreements”).

•
A&R Registration Rights Agreement (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — A&R Registration Rights Agreement”).

Relativity Related Person Transactions Policy
The audit committee of the Relativity Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Relativity was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) $120,000 in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) Relativity’s directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of Relativity’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, Relativity’s audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Relativity’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Relativity and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Relativity may consummate related party transactions only if Relativity’s audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.
BIOT
Certain Relationships and Transactions of BIOT
Set forth below are related party transactions of BIOT and its subsidiaries for the fiscal years ended November 30, 2024.
Employment Agreements
See “Executive and Director Compensation — Service / Employment Agreements”

Other Transactions with Related Parties
Nature of relationships with related parties
Related Parties	Relationship
Artisans Production Co., Ltd.	Wholly owned subsidiary of Instinct Brothers Co., Ltd
Hiroki Global Co., Ltd	Wholly owned subsidiary of Instinct Brothers Co., Ltd
Instinct RAS Co., Ltd.	Wholly owned subsidiary of Instinct Brothers Co., Ltd
On May 1, 2020, Instinct Brothers Co., Ltd entered into a Sales and Manufacturing Agreement with Artisans Production Co., Ltd for the sales and contract manufacturing of cosmetic products for a period of one year commencing from May 1, 2020, which shall automatically renew unless terminated by either party in accordance with the terms of the agreement.
On November 10, 2019, Vivian Co., Ltd (now Instinct Brothers Co., Ltd) entered into a Sales and Manufacturing Agreement with Hiroki Global Co., Ltd for the sales and contract manufacturing of cosmetic products for a period of one year commencing from May 1, 2020, which shall automatically renew unless terminated by either party in accordance with the terms of the agreement.
On January 28, 2022, Instinct Brothers Co., Ltd entered into a Tenancy Agreement with Instinct RAS Co., Ltd for the rental of office space for a term of two years commencing on February 1, 2022, which shall automatically renew with a rental payment of ¥600,000 per year.
On January 28, 2022, Instinct Brothers Co., Ltd entered into a Tenancy Agreement with Hiroki Global Co., Ltd for the rental of office space for a two-year term commencing on February 1, 2022, at an annual rental of ¥600,000, which shall automatically renew unless terminated by either party in accordance with the terms of the agreement. Vivian Co., Ltd (now Instinct Brothers Co., Ltd) entered into a Tenancy Agreement with Artisans Production Co., Ltd for the rental of demised premise for a three-year term commencing on September 18, 2020, at an annual rental of ¥3,960,000, which shall automatically renew unless terminated by either party in accordance with the terms of the agreement.
On December 1, 2021, Instinct Brothers Co., Ltd entered into a Business Management Agreement with Hiroki Global Co., Ltd, pursuant to which certain business operations of Hiroki Global Co., Ltd are commissioned to Instinct Brothers Co., Ltd for an annual service fee of ¥600,000. The agreement has an initial term of 12 months and shall automatically renew on an annual basis thereafter, unless terminated by either party in accordance with the terms of the agreement.
On December 1, 2022, Instinct Brothers Co., Ltd entered into a Business Management Agreement with Artisans Production Co., Ltd, pursuant to which certain business operations of Artisans Production Co., Ltd are commissioned to Instinct Brothers Co., Ltd for an annual service fee of ¥360,000. The agreement has an initial term of 12 months and shall automatically renew on an annual basis thereafter, unless terminated by either party in accordance with the terms of the agreement.
On December 1, 2023, Instinct Brothers Co., Ltd. entered into a Business Management Agreement with Instinct RAS Co., Ltd., pursuant to which certain business operations of Instinct RAS Co., Ltd. are commissioned to Instinct Brothers Co., Ltd for an annual service fee of ¥240,000. The agreement has an initial term of 12 months and shall automatically renew on an annual basis thereafter, unless terminated by either party in accordance with the terms of the agreement.
Instinct Brothers Co., Ltd entered into Loan Agreement with Artisans Production Co., Ltd on January 1, 2024 (as supplemented on January 30, 2025), under which Artisans Production Co., Ltd extended a total aggregate amount of ¥4,000,000 to Instinct Brothers Co., Ltd. The loans bear an interest rate of 1.1% per annum on the principal amount, with a default interest rate of 2% per annum. In accordance with the terms of the agreement, the principal and accrued interest are to be repaid in full on January 29, 2026.
On June 9, 2024, Instinct Brothers Co., Ltd entered into Loan Agreement with Hiroki Global Co., Ltd, under which Hiroki Global Co., Ltd extended a total aggregate amount of ¥50,000,000 to Instinct Brothers Co., Ltd. The loans bear an interest rate of 1.1% per annum on the principal amount, with a default interest rate of 2% per annum. In accordance with the terms of the agreement, the principal and accrued interest are to be repaid in full on June 8, 2025.
On July 4, 2024, Instinct Brothers Co., Ltd entered into Loan Agreement with Hiroki Global Co., Ltd, under which Hiroki Global Co., Ltd extended a total aggregate amount of ¥15,000,000 to Instinct Brothers Co., Ltd. The loans bear an interest rate of 1.1% per annum on the principal amount, with a default interest rate of 2% per annum. In accordance with the terms of the agreement, the principal and accrued interest are to be repaid in full on July 3, 2025.
On May 18, 2023, Instinct Brothers Co., Ltd entered into Loan Agreement with Instinct RAS Co., Ltd, under which Instinct Brothers Co., Ltd extended a total aggregate amount of ¥9,485,080 to Instinct RAS Co., Ltd. The loans bear an interest rate of 1.1% per annum on the principal amount, with a default interest rate of 2% per annum. In accordance with the terms of the agreement, the principal and accrued interest are to be repaid in full on May 18, 2025.
Related Party Business Combination Policy Following the Business Combination
Effective upon the consummation of the Business Combination, the Pubco Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “related person transaction” is a transaction, arrangement or relationship in which Pubco or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
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any person who is, or at any time during the applicable period was, one of Pubco’s executive officers or one of Pubco’s directors;

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any person who is known by Pubco to be the beneficial owner of more than 5% of Pubco’s voting shares;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Pubco’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Pubco’s voting shares; and

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any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to Pubco’s audit committee charter, the audit committee will have the responsibility to review related party transactions.

DESCRIPTION OF PUBCO SECURITIES
The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Amended and Restated Charter in its entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination. The full text of the Amended and Restated Charter is attached as Annex B to this proxy statement/prospectus.
The following description summarizes the material terms of the capital stock of Pubco after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you. We urge you to read the Amended and Restated Charter and the Amended and Restated Bylaws (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).
Pubco Ordinary Shares
The following includes a summary of the terms of Pubco Ordinary Shares, based on its Memorandum and Articles of Association and Cayman Islands law. In connection with the Business, Pubco shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association” and shall sub-divide its authorized share capital such that, the authorized share capital of the post-closing company will be US$[50,000] divided into [500,000,000] Pubco Ordinary Shares of par value of US$[0.0001] each.
General.   Immediately prior to the consummation of the Business Combination, Pubco’s authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, with a par value of $0.00001 each. PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. As of the date of this proxy statement/prospectus, there is one Pubco Ordinary Share issued and outstanding. In connection with the Merger, Pubco shall re-designate its shares such that the authorized share capital of the post-closing company will be US$[50,000] divided into 5,000,000,000 Pubco Ordinary Shares of par value of $0.00001 each. Holders of Pubco Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this proxy statement/prospectus, none of the holders of Pubco Ordinary Shares have different voting rights from the other holders after the completion of the Business Combination. Holders of Pubco Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Pubco Ordinary Shares. All of Pubco’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Pubco may not issue share to bearer. Pubco’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends.   The holders of Pubco’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, Pubco’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless Pubco’s directors determine that, immediately after the payment, Pubco will be able to pay its debts as they become due in the ordinary course of business and Pubco has funds lawfully available for such purpose. Holders of Pubco ordinary shares will be entitled to the same amount of dividends, if declared.
Voting Rights.   In respect of all matters subject to a shareholders’ vote, each Pubco ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.
A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, Pubco is not obliged by the Companies Act to call shareholders’ annual general meetings. Pubco’s Memorandum and Articles of Association provide that Pubco may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case Pubco will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of Pubco’s shareholders may be called by the chairman of the board of directors of Pubco or a majority of the directors of Pubco.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to Pubco’s Memorandum and Articles of Association.
Transfer of Ordinary Shares.   Subject to applicable laws, including the Companies Act, securities laws, common law and the restrictions contained in the proposed memorandum and articles of association, any of Pubco shareholders may transfer all or any of their Pubco Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the board of directors of Pubco.
Notwithstanding the foregoing, the board of directors of Pubco will decline to register any transfer of any ordinary shares which were issued on terms which require them to be transferred with another share, option or warrant unless satisfactory evidence is produced of the like transfer of such share, option or warrant.
Liquidation   On a return of capital on winding up, if the assets available for distribution amongst Pubco shareholders shall be insufficient to repay all of the issued share capital, the assets will be distributed so that the losses are borne by Pubco shareholders in proportion to the par value of the shares held by them. If the assets available for distribution is more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Pubco shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise.
Redemption, Repurchase and Surrender of Ordinary Shares.   Pubco may issue shares on terms that such Pubco Ordinary Shares are subject to redemption, at Pubco’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such Pubco Ordinary Shares, by a board resolution of Pubco’s directors. Pubco may also repurchase any of its Pubco Ordinary Shares in such manner and on such other terms as agreed between the board of directors and the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of Pubco’s profits, out of its share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if Pubco can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, Pubco may accept the surrender of any fully paid share for no consideration.
In addition, under the Companies Act no such Pubco Ordinary Shares may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shares outstanding, other than shares held as treasury shares. In addition, Pubco’s board of directors may accept the surrender of any fully paid Pubco Ordinary Shares for no consideration.
General Meetings of Shareholders.   Pubco may, but shall not (unless required by the rules and regulations of the Nasdaq or any other national securities exchange on which the Shares are listed for trading) be obliged to, hold an annual general meeting in each year at such time and place as the board of directors of Pubco will determine. At least ten (10) clear days’ notice shall be given for any general meeting. The chairman of the board of directors of Pubco or directors of Pubco may call general meetings. One or more shareholders who together hold not less than a majority of the issued and outstanding Pubco Ordinary Shares entitled to attend and vote at such meeting, being individuals present in person or by proxy shall be a quorum.

Variations of Rights of Shares.   If at any time Pubco Ordinary Shares capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a special resolution passed by at a separate general meeting of the Members holding the issued shares of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Inspection of Books and Records.   The board of directors of Pubco or the shareholders by ordinary resolution will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of Pubco will be open to the inspection by Pubco shareholders, and no Pubco shareholder will otherwise have any right of inspecting any account or book or document of Pubco except as required by the Companies Act.
Changes in Capital
Pubco may from time to time by ordinary resolution:
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increase its share capital by new shares of the amount fixed by that ordinary resolution;

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consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

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divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively;

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sub-divide its shares or any of them into shares of a smaller amount; or

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cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Exempted Company
Pubco will be an exempted company with limited liability incorporated under the laws of Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue no par value shares;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Pubco Warrants
Set forth below is also a description of the Pubco Warrants that will be issued and outstanding upon the consummation of the Business Combination.
The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.
The Pubco Warrants will have the same terms as the Relativity Warrants. Each redeemable Pubco Warrant entitles the registered holder to purchase one Pubco Ordinary Share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and 12 months from the date of Relativity’s IPO. Pursuant to the warrant agreement, a Pubco Warrant holder may exercise its warrants only for a whole number of shares. Except as set forth below, no Pubco Warrants will be exercisable for cash unless we have an effective and current registration statement covering the Pubco Ordinary Shares issuable upon exercise of the Pubco Warrants and a current prospectus relating to such Pubco Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Pubco Ordinary Shares issuable upon exercise of the Pubco Warrants is not effective within a specified period from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Pubco Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Pubco Warrants on a cashless basis. The Pubco Warrants will expire five years from the effective date of IPO at 5:00 p.m., Eastern Standard Time, or earlier upon redemption.
We may call the Pubco Warrants for redemption, in whole and not in part, at a price of US$0.01 per Pubco Warrant:
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at any time while the warrants are exercisable;

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upon not less than 30 days’ prior written notice of redemption to each warrant holder;

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if, and only if, the reported last sale price of the Pubco Ordinary Shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-trading day period ending on the third Business Day prior to the notice of redemption to warrant holders; and

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if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants.

The right to exercise will be forfeited unless the Pubco Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Pubco Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
The redemption criteria for the Pubco Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price of the Pubco Ordinary Shares declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.
If we call the Pubco Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole Pubco Warrants for that number of Pubco Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Pubco Ordinary Shares underlying the Pubco Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis”

will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.
The Pubco Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.
The exercise price and number of Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Pubco Warrants will not be adjusted for issuances of Pubco Ordinary Shares at a price below their respective exercise prices.
The Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of Pubco Ordinary Shares upon exercise of the Pubco Warrants, each holder will be entitled to one vote for each Pubco Ordinary Share held of record on all matters to be voted on by shareholders.
In addition, if (x) we issue additional Pubco Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than US$9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to our sponsor, initial shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below US$9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the US$18.00 per share redemption trigger price of the warrants will be adjusted (to the nearest cent) to be equal to 180% of the greater of (i) the Market Value or (ii) the Newly Issued Price.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of [9.8%] of Pubco ordinary shares outstanding.
No fractional shares will be issued upon exercise of the Pubco Warrants. If, upon exercise of Pubco Warrants, a holder would be entitled to receive a fractional interest in a Pubco Ordinary Share, we will, upon exercise, round up to the nearest whole number the number of Pubco Ordinary Shares to be issued to the warrant holder.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Pubco Public Warrants
Each of the Relativity Public Warrants will be converted into a Pubco Public Warrant.

Each whole Pubco Public Warrant will entitle the registered holder to purchase one pubco ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the warrant agreement governing the Pubco Warrants, a warrant holder may exercise its warrants only for a whole number of Pubco Ordinary Shares.
The Pubco Warrants will expire five years after the completion of the IPO, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
Pubco will not be obligated to deliver any Pubco Ordinary Shares pursuant to the exercise of a Pubco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Pubco Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to Pubco satisfying its obligations described below with respect to registration. No Pubco Warrant will be exercisable and Pubco will not be obligated to issue Pubco Ordinary Shares upon exercise of a warrant unless Pubco Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Pubco Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Pubco be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised Pubco Warrants, the purchaser of a Relativity Unit containing the Relativity Warrant from which such exercised Pubco Warrant was converted will have paid the full purchase price for the unit solely for the pubco ordinary share that was converted from the Public Share underlying such unit at the Closing.
Pubco has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, Pubco will use its best efforts to file with the SEC a registration statement covering the Pubco Ordinary Shares issuable upon exercise of the Pubco Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those Pubco Ordinary Shares until the Pubco Warrants expire or are redeemed, as specified in the warrant agreement governing the Pubco Warrants. If a registration statement covering the Pubco Ordinary Shares issuable upon exercise of the Pubco Warrants is not effective by the 52nd day after the Closing, Pubco Warrant holders may, until such time as there is an effective registration statement and during any period when Pubco will have failed to maintain an effective registration statement, exercise the Pubco Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Pubco ordinary share is at the time of any exercise of a Pubco Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Pubco may, at its option, require holders of Pubco Public Warrants who exercise their Pubco Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Pubco so elects, Pubco will not be required to file or maintain in effect a registration statement, and in the event Pubco does not so elect, Pubco will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the Pubco Warrants become exercisable, Pubco may call the warrants for redemption (excluding the Pubco Private Warrants):
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the reported last sale price of the Pubco ordinary share equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Pubco sends the notice of redemption to the warrant holders.

If and when the Pubco Public Warrants become redeemable by Pubco, Pubco may not exercise its redemption right if the issuance of Pubco Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or Pubco is unable to effect such registration or qualification. Pubco will use its best efforts to register or qualify such Pubco Ordinary Shares under the blue sky laws of the state of residence in those states in which the Relativity Warrants were offered by Relativity in the IPO.
If Pubco calls Pubco Warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Pubco’s management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on its public stockholders of issuing the maximum number of Pubco Ordinary Shares issuable upon the exercise of the Pubco Warrants. If Pubco’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Pubco Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Pubco Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. “Fair market value” means the average reported last sale price of the Pubco ordinary share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Pubco’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Pubco Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner would reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Pubco believes this feature is an attractive option to Pubco if it does not need the cash from the exercise of the warrants after the Business Combination. If Pubco calls its warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Pubco Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify Pubco in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Pubco Ordinary Shares outstanding immediately after giving effect to such exercise.
The Pubco Warrants will have certain anti-dilution and adjustments rights upon certain events.
The Pubco Warrants are to be issued in registered form under a warrant agreement with Continental, as warrant agent. You should review a copy of the warrant agreement, which was filed by Relativity as Exhibit 4.1 to its Current Report on Form 8-K filed on February 16, 2022, for a complete description of the terms and conditions applicable to the Pubco Warrants. The warrant agreement provides that the terms of the Pubco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Pubco Public Warrants to make any change that adversely affects the interests of the registered holders of Pubco Public Warrants.
The Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Pubco ordinary share and any voting rights until they exercise their warrants and receive Pubco Ordinary Shares. After the issuance of Pubco Ordinary Shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.
In addition, if (x) Relativity issues additional shares of Relativity Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at price of less than $9.20 per share of Relativity Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the Relativity Board and, in the case of any such issuance to the

Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Relativity Common Stock during the 20 trading day period starting on the trading day prior to the day on which Relativity consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
Pubco Warrants may be exercised only for a whole number of Pubco Ordinary Shares. No fractional shares will be issued upon exercise of the Pubco Warrants. If, upon exercise of the Pubco Warrants, a holder would be entitled to receive a fractional interest in a share, Pubco will, upon exercise, round down to the nearest whole number the number of Pubco Ordinary Shares to be issued to the warrant holder.
Pubco Private Warrants
The Pubco Private Warrants (including the Pubco ordinary share issuable upon exercise of the Pubco Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to the Relativity officers and directors and other persons or entities affiliated with the Sponsor or the underwriters). Except as described above, the Pubco Private Warrants will have terms and provisions that are identical to those of the Pubco Public Warrants, including as to exercise price, exercisability and exercise period.
Transfer Agent, Warrant Agent and Registrar
The transfer agent and registrar for the Pubco ordinary share and the warrant agent for the Pubco Warrants will be Continental Stock Transfer & Trust Company.
Listing
We intend to apply to list the Pubco ordinary share and the Pubco Public Warrants to purchase Pubco ordinary share on Nasdaq under the symbols “BIOT” and “BIOTW,” respectively.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS
Set forth below is a summary comparison of material differences between the rights of Relativity stockholders before the consummation of the Business Combination under the Current Charter and Current Bylaws (left column) and the rights of Pubco shareholders after the Business Combination under the proposed Amended and Restated Memorandum and Articles of Association of Pubco (“Amended Pubco Articles”) (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of Current Charter and Current Bylaws as well as the proposed Amended and Restated Charter, a copy of which is attached as Annex B to this proxy statement/prospectus, and the Amended Pubco Articles, a copy of which is attached as Annex C to this proxy statement/prospectus, as well as the relevant provisions of the DGCL and Companies Act. References in this section to the Amended Pubco Articles are references thereto as they will be in effect upon consummation of the Business Combination. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a Relativity stockholder before the Business Combination and being a Pubco stockholder following the completion of the Business Combination.
Relativity	Pubco
Authorized Capital Stock
The total number of shares of all classes of capital stock which Relativity is authorized to issue is 111,000,000 shares, each with a par value of $0.0001 per share, consisting of:	Pubco authorized share capital is $50,000 divided into 5,000,000,000 Pubco ordinary shares of a par value of $0.00001 each.
Relativity Common Stock. The authorized common stock of Relativity consists of 100,000,000 shares of Relativity Class A Common Stock and 10,000,000 shares of Relativity Class B Common Stock.
Relativity Preferred Stock. The authorized preferred stock of Relativity consists of 1,000,000 shares of preferred stock.
Rights of Preferred Stock
The Current Charter permits the Relativity Board to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Relativity Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Relativity Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.	The board of directors will be authorized, subject to the rights of the holders of Pubco ordinary shares, to provide, out of unissued shares, for series of preference shares and to establish the number of shares to constitute such series and any voting, dividend, redemption, conversion, preference, participating, special and other rights of such series.

Relativity	Pubco
Conversion
Shares of Relativity Class B Common Stock shall be convertible into shares of Relativity Class A Common Stock on a one-for-one basis automatically on the closing of the Business Combination.	Subject to the provisions of the Companies Act, the board of directors of Pubco will be authorized, to grant rights over shares or other securities to be issued in one or more classes as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper.
Structure of Board
The Relativity Board shall be divided into two classes, as nearly equal in number as possible and designated Class I and Class II. The Relativity Board is authorized to assign members of the Relativity Board already in office to Class I, or Class II. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of Relativity following the effectiveness of Current Charter and the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of Relativity following the effectiveness of Current Charter.
The board of directors of the Pubco shall consist of not less than one person. Unless otherwise fixed by ordinary resolution of the shareholders, the maximum number of directors shall be unlimited.
The Pubco directors shall be divided into two classes: Class A and Class B. An executive director shall be a Class A director and an independent director shall be a Class B director. Any director that is not an independent director but is non-executive shall also be a Class B director. Upon the adoption of the Amended Pubco Articles, the existing directors shall by resolution classify themselves as Class A or Class B as applicable.
Subject always to the applicable law and the rules of the applicable stock exchange, the Class A directors shall hold office until such director resigns, is removed from office, or otherwise vacates the office. There shall be no requirement for any Class A directors to retire or be re-elected at any annual general meeting of the company or upon any specified event. A Class A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
An appointment of a Class B director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between Pubco and the Class B director, if any; but no such term shall be implied in the absence of express provision. Each

Relativity	Pubco
Class B director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board.
Removal of Directors
Directors may be removed at any time, but only for cause and only by the affirmative vote of a majority of the voting power of all then outstanding capital shares of Relativity entitled to vote generally in the election of directors, voting together as a single class.	Directors may be removed by way of ordinary resolutions.
Voting
Except as otherwise required by law or this Current Charter (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of Relativity, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Current Charter (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Current Charter (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Current Charter (including any Preferred Stock Designation) or the DGCL.	A resolution put to the vote of a meeting of shareholders shall be decided on a poll. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.
Provisions Specific to a Blank Check Company
The Current Charter sets forth various provisions related to its operations as a blank check company prior to the consummation of a Business Combination. Furthermore, Relativity is required to be dissolved and liquidated 24 months following the closing of its initial public offering, unless being extended under certain circumstances.	There is no provisions specific to a blank check company.
Amendment of Bylaws
The Relativity Board shall the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws may	Pursuant to the Companies Act, Pubco may at any time and from time to time by special resolution (as defined by the Companies Act) change or amend the Amended Pubco Articles in whole or in part.

Relativity	Pubco
be adopted, amended, altered or repealed by the stockholders, by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Relativity entitled to vote generally in the election of directors, voting together as a single class, provided no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Relativity Board that would have been valid if such Bylaws had not been adopted.
Quorum
Stockholders. The holders of a majority of the shares of capital stock of Relativity issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum is not present, then the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum attends.	A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.
Stockholder Action by Written Consent
Any action required or permitted to be taken by the stockholders of Relativity must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to Relativity Class B Common Stock with respect to which action may be taken by written consent.	Members of the Pubco will be entitled to take action by written consent in lieu of a formal meeting upon meeting certain notice and document delivery conditions.
Corporate Opportunity Provision
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Relativity or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Current Charter or in the future, and Relativity renounces any expectancy that any of the directors or officers of Relativity will offer any such corporate opportunity of which he or she may become aware to Relativity, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Relativity with respect to a corporate	There is no corporate opportunity provision.

Relativity	Pubco
opportunity that was offered to such person solely in his or her capacity as a director or officer of Relativity and (i) such opportunity is one Relativity is legally and contractually permitted to undertake and would otherwise be reasonable for Relativity to pursue and (ii) the director or officer is permitted to refer that opportunity to Relativity without violating any legal obligation.
Liquidation
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and certain provisions thereunder, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Relativity, after payment or provision for payment of the debts and other liabilities of Relativity, the holders of shares of Relativity Common Stock shall be entitled to receive all the remaining assets of Relativity available for distribution to its stockholders, ratably in proportion to the number of shares of Relativity Class A Common Stock (on an as converted basis with respect to the Relativity Class B Common Stock) held by them.	If the Pubco is wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (i) to divide in specie among the shareholders the whole or any part of the assets of the Pubco and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (ii) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on the Pubco’s behalf without the sanction of a resolution passed at a general meeting.
Choice of Forum
Unless Relativity consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Relativity, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Relativity to Relativity or Relativity’s stockholders, (iii) any action asserting a claim against Relativity, its directors, officers or employees arising pursuant to any provision of the DGCL or this Current Charter or the Current Bylaws, or (iv) any action asserting a claim against Relativity, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not	There is no forum selection provision.

Relativity	Pubco
consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of forum hereunder will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Relativity consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

APPRAISAL RIGHTS
Relativity stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This section describes the material U.S. federal income tax consequences of the (i) exercise of the Public Shares redemption rights by U.S. Holders and Non-U.S. Holders, (ii) the Business Combination to U.S. Holders (as defined below) of Public Shares (excluding any redeemed shares) and Relativity Public Warrants (collectively, the “Relativity securities”), and (iii) the ownership and disposition of the Pubco ordinary shares and Pubco Public Warrants received in the Business Combination (the “Pubco securities”).
This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition Pubco securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.
No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This discussion is limited to considerations relevant to U.S. Holders and Non-U.S. Holders that hold Relativity securities, and, after the Business Combination, Pubco securities, in each case, as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
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banks or other financial institutions, underwriters, or insurance companies;

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traders in securities who elect to apply a mark-to-market method of accounting;

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real estate investment trusts and regulated investment companies;

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controlled foreign corporations or passive foreign investment companies;

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tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

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expatriates or former long-term residents of the United States;

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subchapter S corporations, partnerships or other pass-through entities or investors in any such entities;

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dealers or traders in securities, commodities or currencies;

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grantor trusts;

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persons subject to the alternative minimum tax;

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U.S. persons whose “functional currency” is not the U.S. dollar;

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persons who received shares of Public Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

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persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Public Shares, or, after the Business Combination, the outstanding Pubco ordinary shares;

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persons holding Relativity securities, or, after the Business Combination (including the Merger), Pubco securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

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the Sponsor or its affiliates.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Relativity securities, and, after the completion of the Business Combination, Pubco securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combinationand the subsequent ownership and disposition of Pubco securities received in the Business Combination.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. ALL HOLDERS OF RELATIVITY SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS UNDER THEIR PARTICULAR CIRCUMSTANCES.
Tax Residence of Pubco for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Pubco, which is organized under the laws of the Cayman Islands, is classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance on their application.
Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if, pursuant to a plan or series of related transactions, each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation; (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations); and (iii) subject to the Third Country Rule discussed below, after the acquisition, the percentage (by vote or value) of the shares of the acquiring non-U.S. corporation held by former shareholders and security holders of the U.S. corporation by reason of holding shares and securities (including rights to acquire shares and securities) of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition) (the “Section 7874 Percentage”) is at least 80%. The third requirement is referred to herein as the “Ownership Test.”
The Treasury Regulations promulgated under Section 7874 include a rule that generally provides that, if (i) there is an acquisition of a domestic company by a non-U.S. corporation in which the Section 7874 Percentage is at least 60% (without the application of the Third Party Rule, as defined below), and (ii) in a related acquisition, such non-U.S. corporation acquires another non-U.S. corporation and the acquiring non-U.S. corporation is not subject to tax as a resident in the foreign country in which the acquired non-U.S. corporation was subject to tax as a resident prior to the acquisitions, then stock of the acquiring non-U.S. corporation held by former shareholders of the acquired non-U.S. corporation by reason of having held stock in the acquired non-U.S. corporation is excluded in applying the Ownership Test. This rule is referred to herein as the “Third Country Rule.” If applicable, the Third Country Rule increases the

Section 7874 Percentage and generally results in the acquiring non-U.S. corporation meeting the Ownership Test. As a result, the application of Section 7874 to the Business Combination depends on the Section 7874 Percentage.
Based on the terms of the Business Combination, the rules for determining share ownership and calculating the Section 7874 Percentage under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, immediately after the Business Combination, former Relativity security holders are expected to be treated as holding less than 60% (by both vote and value) of the Pubco ordinary shares by reason of their ownership of Public Shares and other securities. As a result, under current law, regardless of whether Third Country Rule applies, Pubco should be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, neither Relativity nor Pubco has sought nor will seek any ruling from the Internal Revenue Service (the “IRS”) or any opinion from any tax advisor as to such tax treatment, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Further, there can be no assurance that your, Relativity’s or Pubco’s tax advisors, the IRS, or a court will agree with the position that Pubco is not treated as a U.S. corporation pursuant to Section 7874. No representation is being made to you that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. As noted above, the rules under Section 7874 are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance as to their application. Further, whether the Ownership Test has been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances.
The computation of the Section 7874 Percentage is subject to various complex adjustments for which there is limited guidance. For example, for purposes of determining the Section 7874 Percentage, (i) any “non-ordinary course distributions” (within the meaning of the Treasury Regulations) made by the acquired U.S. corporation during the 36 months preceding the acquisition, including certain dividends and share repurchases, (ii) shares of the acquiring non-U.S. corporation’s stock attributable to the foreign acquirer’s passive assets (as determined under applicable rules), and (iii) any shares held by shareholders of the acquiring non-U.S. corporation that were issued for cash in a public offering related to the acquisition or other passive assets, in each case, are disregarded. In addition, changes to the rules in Section 7874 or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Pubco’s status as a non-U.S. corporation for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to one of those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.
If Pubco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its Non-U.S. Holders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.
The remainder of this discussion assumes that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes. However, neither Relativity nor Pubco is representing to you that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.
U.S. Holders
This section applies to you if you are a U.S. Holder. As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Relativity securities, and, after the Business Combination, Pubco securities received in the Business Combination, that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences of Exercise Redemption Rights
In the event that a U.S. Holder elects to redeem its Public Shares for cash as described in the redemption provisions herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Public Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Public Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Public Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Public Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.
If the redemption does not qualify as a sale or exchange of Public Shares, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Relativity’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock. Dividends paid to a U.S. Holder that is a taxable corporation may qualify for the dividends received deduction if the requisite holding period is satisfied, subject to the “extraordinary dividend” provisions of the Code (which could cause a reduction in the tax basis of such corporate U.S. Holder’s Public Shares and increase the amount of gain or decrease the amount of loss recognized by such U.S. Holder in connection with a disposition of its shares). With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Public Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of Public Shares treated as held by the U.S. Holder (including any Public Shares constructively owned by the U.S. Holder as a result of owning Relativity Public Warrants) relative to all of the shares of Public Shares outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale or exchange of the Public Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Relativity or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Public Shares actually owned by the U.S. Holder, but also shares of Public Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Public Shares which could be acquired pursuant to the exercise of the Relativity Public Warrants. In order to meet the substantially disproportionate test, the percentage of Relativity’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of

Relativity’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Public Shares. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Relativity. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Relativity will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed common stock will be added to the U.S. Holder’s adjusted tax basis in its remaining Public Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Relativity Public Warrants or possibly in other Public Shares constructively owned by it. Shareholders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Material U.S. Federal Income Tax Consequences of the Business Combination
Tax Consequences of the Business Combination to U.S. Holders of Relativity securities
The U.S. federal income tax consequences of the Business Combination to U.S. Holders of shares of Relativity securities will depend, in part, on whether the Merger qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied.
Subject to the qualifications and limitations set forth herein, the Business Combination is intended to qualify as an integrated transaction that qualifies as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the IRS will not successfully challenge this position, and if so then the exchange of Relativity securities for Pubco ordinary shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Relativity or Pubco’s control. For example, if more than 20% of the Pubco ordinary shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the Pubco ordinary shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.
Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Business Combination under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.
If the Business Combination qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Relativity Public Warrants, a U.S. Holder that exchanges its Public Shares in the Business Combination for Pubco ordinary shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco ordinary shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Public Shares surrendered in the Business Combination in exchange therefor. The holding period of the Pubco ordinary shares should include the holding period of the Public Shares surrendered in the Business Combination in exchange therefor.
If the Business Combination qualifies as a transaction governed by Section 351 of the Code, a U.S. Holder that owns only Relativity Public Warrants but not Public Shares should recognize gain or loss upon the conversion of those Relativity Public Warrants to Pubco Public Warrants equal to the difference between the fair market value of the Pubco Public Warrants received and such U.S. Holder’s adjusted tax basis in such U.S. Holder’s Relativity Public Warrants. A U.S. Holder’s tax basis in the Pubco Public Warrants received in the Merger will equal the fair market value of such Pubco Public Warrants. A U.S. Holder’s holding period in the Pubco Public Warrants received in the Merger should begin on the day after the Merger. The treatment of a U.S. Holder that owns both Public Shares that are exchanged for PubCo Ordinary Shares and Relativity Public Warrants that are converted into Pubco Public Warrants in the Business Combination depends on whether the conversion of Relativity Public Warrants into Pubco Public Warrants in the Business Combination is treated as part of the transfer of property to a corporation under Section 351 of the Code or as a separate transaction. If the conversion of Relativity Public Warrants into Pubco Public Warrants is treated as a separate transaction, then the U.S. federal income tax treatment of the U.S. Holder’s exchange of Public Shares for PubCo Ordinary Shares should be treated as described in the previous paragraph and the U.S. federal income tax treatment of the conversion of Relativity Public Warrants for Pubco Public Warrants should generally be treated as described in this paragraph.
If the conversion of Relativity Public Warrants into Pubco Public Warrants in the Business Combination is treated as part of the transfer of property to a corporation under Section 351 of the Code, a U.S. Holder would generally be treated as transferring each of (i) its Public Shares and (ii) its Relativity Public Warrants for a combination of PubCo Ordinary Shares and Pubco Public Warrants received by such U.S. Holder in the Merger. The Pubco Public Warrants received by such U.S. Holder in the Merger would be allocated ratably between the Public Shares and the Relativity Public Warrants in proportion to their relative fair market values, and the U.S. Holder would generally recognize gain (but not loss) with respect to each share of its Public Shares and each of its Warrants equal to the lesser of (i) the excess (if any) of the fair market value of such share or warrant over such U.S. Holder’s tax basis in such share or warrant or (ii) the fair market value of such Pubco Public Warrants allocated to such share or warrant. Any loss realized by a U.S. Holder would not be recognized. The holding period of the PubCo Ordinary Shares received by such U.S. Holder should include the period during which the Public Shares exchanged therefor were held by such U.S. Holder. A U.S. Holder’s holding period in the Pubco Public Warrants received in the Merger should begin on the day after the Merger.
Gain, if any, described in the previous paragraphs that is recognized by a U.S. Holder will generally be long-term capital gain to the extent it is allocated to exchanged Public Shares, or Relativity Public Warrants converted into Pubco Public Warrants, that were held by such U.S. Holder for more than one year at the time of the Business Combination. Long-term capital gains recognized by a non-corporate U.S. Holder generally would be eligible to be taxed at reduced rates under current law, but there are legislative proposals which, if enacted, could change this result, and it cannot be determined with certainty whether or not such proposals will be enacted. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the Public Shares described in this proxy statement/prospectus could toll a U.S. Holder’s holding period.
If the Business Combination qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Business Combination.
If the Business Combination fails to qualify for tax-deferred treatment for a reason other than the application of Section 367(a) of the Code, the Business Combination will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its Relativity securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pubco ordinary shares received and (ii) the U.S. Holder’s adjusted tax basis in the Relativity securities exchanged. A U.S. Holder’s aggregate tax basis in the Pubco ordinary shares received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the Pubco ordinary shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such Pubco ordinary shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Relativity securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the Relativity securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange Relativity securities for Pubco ordinary shares pursuant to the Business Combination, and the qualification of the Business Combination as a tax-free exchange, and the potential application of Section 367(a) to the Business Combination, and the consequences of exchanging Relativity Public Warrants.
Non-U.S. Holders
This section applies to you if you are a Non-U.S. Holder. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Relativity securities, and, after the Business Combination, Pubco securities received in the Business Combination, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes, including:
•
a nonresident alien individual, other than certain former citizens and residents of the United States;

•
a foreign corporation; or

•
a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder who is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Relativity securities or Pubco ordinary shares.
Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights
The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Public Shares as described in the redemption provisions herein generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above.
Any redeeming Non-U.S. Holder will generally not be subject to U.S. federal income tax on any capital gain recognized as a result of the redemption unless one of the exceptions described in “— Non-U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of Pubco securities” applies.
With respect to any redemption treated as a distribution other than a sale or exchange, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Relativity will be required to withhold U.S. tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of the Public Shares and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described above.
This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W‑8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

HOUSEHOLDING INFORMATION
Unless Relativity has received contrary instructions, Relativity may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if Relativity believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Relativity’s expenses. However, if stockholders prefer to receive multiple sets of Relativity’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Relativity’s disclosure documents, the stockholders should follow these instructions:
If the shares of Relativity Class A Common Stock are registered in the name of the stockholder, the stockholder should contact Relativity’s offices at Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, Nevada 89169. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.
TRANSFER AGENT AND REGISTRAR
The transfer agent for Relativity’s securities is Continental Stock Transfer & Trust Company.
SUBMISSION OF STOCKHOLDER PROPOSALS
The Relativity Board is aware of no other matters that may be brought before the Special Meeting.
FUTURE STOCKHOLDER PROPOSALS
For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2024 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Amended and Restated Bylaws. Since the 2024 annual meeting would be Pubco’s first annual meeting of stockholders, such proposals must be received by Pubco at its offices following the Business Combination a reasonable time before Pubco begins to print and mail the 2024 annual meeting proxy materials, in order to be considered for inclusion in Pubco’s proxy materials for the 2024 annual meeting.
In addition, if the Business Combination is consummated, the Amended and Restated Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to Pubco following the Business Combination not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Amended and Restated Bylaws. The Pubco Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

LEGAL MATTERS
[       ] has passed upon the validity of the Pubco ordinary share and the Pubco Warrants offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Loeb & Loeb LLP, as tax counsel for Relativity, has passed upon, certain U.S. federal income tax consequences of the Business Combination for Relativity, and certain other legal matters related to this proxy statement/prospectus. Darryl, Edward & Co. has advised BIOT in connection with this transaction.
EXPERTS
The consolidated financial statements of BIOT as of and for the years ended November 30, 2024 and 2023 included in the proxy/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of [         ], an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of such firm as experts in accounting and auditing.
The financial statements of Relativity Acquisition Corp. as of December 31, 2024 and 2023 appearing in this proxy statement/prospectus have been audited by Withum, an independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph relating to Relativity Acquisition Corp.’s ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Relativity has filed a registration statement on Form F-4 to register the issuance of the securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Relativity and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Relativity’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Relativity files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the Business Combination, you should contact via phone or in writing:
[Karen Smith]
[Advantage Proxy Inc.]
[        ]
Toll Free Telephone: [        ]
Main Telephone: [(206)870-8565]
E-mail: [ksmith@advantageproxy.com]
If you are a stockholder of Relativity and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting.
If you request available documents from [        ], [         ] will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Relativity has been supplied by Relativity, and all such information relating to BIOT has been supplied by BIOT. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS
RELATIVITY ACQUISITION CORP.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Relativity Acquisition Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Relativity Acquisition Corp. and its Subsidiary (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by February 15, 2026, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2021.
New York, New York
April 15, 2025
PCAOB ID Number 100

RELATIVITY ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS
	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash	$1,674	$7,131
Prepaid expense	29,556	8,092
Due from sponsor	3,047	3,047
Total current assets	34,277	18,270
Cash and investments held in Trust Account	769,267	1,746,543
Total Assets	$803,544	$1,764,813
Liabilities, Redeemable Common Stock, and Stockholders’ Deficit
Current liabilities:
Due to related party	$28,771	$889
Accrued costs and expenses	1,998,193	1,595,283
Excise tax payable	10,192	—
Income tax payable	78,864	1,911
Promissory – related party	—	15,600
Franchise tax payable	8,600	18,000
Total current liabilities	2,124,620	1,631,683
Warrant liabilities	541,787	526,007
Total Liabilities	2,666,407	2,157,690
Commitments and Contingencies (Note 3 and Note 6)
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 63,241 and 153,295 shares subject to possible redemption as of December 31, 2024 and 2023, at a redemption value of $10.74 and $11.25 per share, respectively (Note 3)	679,072	1,723,901
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2024 and 2023	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 4,247,499 shares issued and outstanding as of December 31, 2024 and 2023, respectively (excluding 63,241 and 153,295 shares subject to possible redemption as of December 31, 2024 and 2023)	424	424
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 1 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Accumulated deficit	(2,542,359)	(2,117,202)
Total Stockholders’ Deficit	(2,541,935)	(2,116,778)
Total Liabilities, Redeemable Common Stock, and Stockholders’ Deficit	$803,544	$1,764,813
The accompanying notes are an integral part of these consolidated financial statements.

RELATIVITY ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the year ended December 31, 2024	For the year ended December 31, 2023
General and administrative costs	$741,798	$2,300,807
Loss from operations	(741,798)	(2,300,807)
Other income (expense):
Change in fair value of warrant liabilities	(15,780)	(72,885)
Gain from extinguishment of promissory note	360,114	—
Interest income on cash and investments held in Trust Account	38,883	81,536
Total other income, net	383,217	8,651
Loss before provision for income taxes	(358,581)	(2,292,156)
Provision for income taxes	(81,983)	(13,333)
Net loss	$(440,564)	$(2,305,489)
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	74,097	153,295
Basic and diluted net loss per common stock, Class A common stock subject to possible redemption	$(0.10)	$(0.52)
Basic and diluted weighted average shares outstanding, Class A common stock non-redeemable	4,247,499	3,684,742
Basic and diluted net loss per common stock, Class A common stock non-redeemable	$(0.10)	$(0.52)
Basic and diluted weighted average shares outstanding, Class B common stock	1	562,758
Basic and diluted net loss per common stock, Class B common stock	$(0.10)	$(0.52)
The accompanying notes are an integral part of these consolidated financial statements.

RELATIVITY ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
	Class A Common Stock		Class B Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Share	Amount	Share	Amount
Balance as of December 31, 2022	653,750	$65	3,593,750	$359	$238,637	$239,061
Conversion of Class B shares to Class A	3,593,749	359	(3,593,749)	(359)	—	—
Remeasurement for Class A common stock to redemption amount	—	—	—	—	(50,350)	(50,350)
Net loss	—	—	—	—	(2,305,489)	(2,305,489)
Balance as of December 31, 2023	4,247,499	$424	1	$—	$(2,117,202)	$(2,116,778)
Accretion for Class A common stock to redemption amount	—	—	—	—	25,599	25,599
Excise tax payable attributable to redemption of common stock	—	—	—	—	(10,192)	(10,192)
Net loss	—	—	—	—	(440,564)	(440,564)
Balance as of December 31, 2024	4,247,499	$424	1	$—	$(2,542,359)	$(2,541,935)
The accompanying notes are an integral part of these consolidated financial statements.

RELATIVITY ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows from operating activities:
Net loss	$(440,564)	$(2,305,489)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income on investments held in Trust Account	(38,883)	(81,536)
Gain from extinguishment of promissory note	(360,114)	—
Change in fair value of derivative warrant liabilities	15,780	72,885
Changes in operating assets and liabilities:
Prepaid expense	(21,464)	47,297
Due to related party	27,882	(4,170)
Accrued costs and expenses	402,910	1,393,627
Income tax payable	76,953	(421,427)
Franchise tax payable	(9,400)	(14,000)
Net cash used in operating activities	(346,900)	(1,312,813)
Cash flows from investing activities:
Principal deposited in Trust Account	(28,216)	(10,000)
Interest withdrawal for tax obligations	25,145	16,803
Cash withdrawn from Trust Account in connection with redemption	(1,019,230)	—
Net cash provided by (used in) investing activities	(1,022,301)	6,803
Cash flows from financing activities:
Proceeds from promissory note related party (4503309 Nova Scotia Ltd.)	249,985	—
Proceeds from issuance of promissory note – related party (SVES)	94,529	—
Proceeds from issuance of promissory note – related party	—	15,600
Redemption of ordinary shares	1,019,230	(132,263)
Net cash provided by (used in) financing activities	1,363,744	(116,663)
Net change in cash	(5,457)	(1,422,673)
Cash, beginning of the year	7,131	1,429,804
Cash, end of the year	$1,674	$7,131
Supplemental disclosure of cash flow information:
Income taxes paid	$24,970	$475,187
The accompanying notes are an integral part of these consolidated financial statements.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Note 1 — Organization and Business Operations
Relativity Acquisition Corp. (the “Relativity” or the “Company”) is a blank check company incorporated as a Delaware corporation on April 13, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company may pursue an initial Business Combination target in any business or industry.
As of December 31, 2024, the Company had not commenced any operations. All activity for the period from April 13, 2021 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (“IPO”), described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.
The Company has selected December 31 as its fiscal year end.
The sponsor is Relativity Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for the Company’s IPO was declared effective on February 10, 2022 (the “Effective Date”). On February 15, 2022, the Company consummated the IPO of 14,375,000 units at $10.00 per unit (the “Units”), including the issuance of 1,875,000 units as a result of the full exercise of the underwriters’ over-allotment option, which is discussed in Note 3. Each Unit consists of one share of Class A common stock and one redeemable warrant (“Public Warrant”). Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share.
Simultaneously with the consummation of the IPO, including 1,875,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, the Company consummated the private placement of 653,750 units (the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Private Placement Unit in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one warrant (“Private Placement Warrant”).
Transaction costs amounted to $3,890,326, consisting of $1,437,500 of underwriting commissions, $1,972,398 of the excess of the fair value of Class B common stock issued to underwriters over the share subscription receivable and $480,428 of other offering costs.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.
The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of the business combination fee held in trust and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete an initial Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Following the closing of the IPO and full exercise of the over-allotment by the underwriters on February 15, 2022, $146,625,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was deposited into a trust account (the “Trust Account”) and

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
will be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the net proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, and (c) the redemption of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (as defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public stockholders.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the Company’s discretion.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account initially was $10.20 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the business combination fee the Company will pay to the underwriters. There will be no redemption rights upon the completion of the initial Business Combination with respect to the Company’s warrants.
The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company’s Class A common stock is not a “penny stock” upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company had 12 months from the closing of the IPO to complete the initial Business Combination, except that the Sponsor had two 3-month extensions available to it for a total of up to 18 months to complete the initial Business Combination (as set out below). On December 21, 2022, the Company held a special meeting of stockholders (the “Meeting”) in which the stockholders approved an amendment to the Company’s second amended and restated certificate of incorporation to extend the date by which the Company must consummate its initial Business Combination from February 15, 2023 to August 15, 2023, by which is was required to pay $10,000 in the Trust Account. The Sponsor was permitted to extend the period of time to consummate a Business Combination for up to two times without stockholder approval, each for an additional three months (for a total of up to 24 months to complete a Business Combination (each such three-month period, a “Funded Extension Period”)), so long as the Company deposited an aggregate amount of $1,000 from its working capital into the trust account no later than the 21-month and 24-month

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
anniversary of its IPO for each such extension that the Company determines to implement. The public stockholders were not entitled to vote or redeem their shares in connection with any Funded Extension Periods. On August 7, 2023, the Company announced that it had extended the date by which it has to consummate a Business Combination from August 15, 2023 to November 15, 2023, which is the first of two Funded Extension Periods. On November 9, 2023, the Company announced that it had extended the date by which it has to consummate a Business Combination from November 15, 2023 to February 15, 2024. In accordance with the Sponsor’s request and with the Company’s current charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023 and November 9, 2023, respectively. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate a Business Combination from November 15, 2023 to February 15, 2024.
On February 13, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025 (the “Combination Period”). In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $720,000 remained in the Trust Account. Following the redemptions, the Company had 63,241 Public Shares outstanding.
In connection with the stockholders’ vote at the Meeting on December 21, 2022, 14,221,705 shares were submitted for redemption. In connection with the redemptions of public shares, a total of $133,689 was withdrawn from the Company’s trust account in order to pay taxes prior to the Special Meeting, which amount had later been determined to be withheld in excess and should be returned to the public stockholders. As such, a portion of this rebate was sent to the financial institutions that had submitted share redemptions on behalf of their investor clients ahead of the Special Meeting and the balance to the trust account. The redemption rebate payments total $132,263 ($0.00930008 per redeemed share), with $1,426 returned to the trust account. In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $720,000 will remain in the Trust Account. Following the redemptions, the Company had 63,241 Public Shares outstanding.
On February 13, 2025, the Company held a special meeting of stockholders (the “2025 Meeting”). At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “2025 Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s the Board. The Company filed the 2025 Charter Amendment with the Secretary of State of the State of Delaware.
In connection with the 2025 Meeting, stockholders holding 753 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $7,530 (approximately $11.96 per Public Share) was removed from the Trust Account to pay such holders. Following redemptions, the Company has 3,362,605 Class A common stock outstanding.
As a result of stockholder approval of the 2025 Charter Amendment and the Company’s implementation thereof, an aggregate amount of $1,000 per month, from the Sponsor or its designees as extension contribution shall be deposited in the Trust Account seven calendar days before February 28, 2025.
If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers, directors and initial stockholders of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period; or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the initial Business Combination.
On January 12, 2023, the Company received a determination letter (the “Letter”) from the Nasdaq Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the requirements of the Nasdaq Listing Rules set forth in (i) Listing Rule 5450(b)(2)(A), requiring a minimum of $50 million Market Value of Listed Securities, (ii) Listing Rule 5450(b)(2)(B), requiring a minimum 1,100,000 Publicly Held Shares, and (iii) Listing Rule 5450(b)(2)(C), requiring a minimum of $15 million in Market Value of Publicly Held Shares. In addition, the Letter stated that the Company did not comply with either of the alternative requirements for continued listing on The Nasdaq Global Market under Listing Rules 5450(b)(1) or 5450(b)(3), or the requirements for continued listing on The Nasdaq Capital Market under Listing Rule 5550. The Letter also indicated that the Staff had concerns that the Company might no longer comply with the minimum 400 Total Holders requirement of Listing Rule 5450(a)(2) due to the substantial number of stockholder redemptions and low number of shares remaining outstanding. Additionally, the Letter indicated that, while companies are normally afforded compliance periods or the ability to submit a plan of compliance in order to be granted time to regain compliance, the Staff had determined to apply a more stringent criteria as permitted under Nasdaq Listing Rule 5101 to delist the Company’s securities from The Nasdaq Global Market. As a result, the Letter indicated that the Staff had determined to delist the Company’s securities from The Nasdaq Global Market. The Staff’s determination was based on the Company’s Current Report on Form 8-K filed with Securities and Exchange Commission (the “SEC”) on December 28, 2022, in which the Company disclosed that holders of 14,221,705 shares of Class A common stock exercised their redemption rights in connection with a special meeting of stockholders held on December 21, 2022.
In addition, on January 11, 2023, the Staff determined to halt trading in the Company’s securities (the “Trading Halt”). The Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination. A hearing request stays any suspension or delisting of the Company’s securities, and the Company’s securities continued to be listed on The Nasdaq Global Market until the hearing process concluded and the Panel issued a written decision following the hearing. At this juncture, the Company is unable to provide assurance as to if and when the trading halt will be released.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
On March 2, 2023, Relativity had a hearing before the Panel to appeal the Staff’s delisting determination. After the hearing, the Panel requested additional information from Relativity, which was provided on April 12, 2023. On April 20, 2023, the Panel granted Relativity’s request to continue the listing of its securities on the Nasdaq Capital Market. However, the Panel did not remove the Trading Halt. On June 3, 2024, Nasdaq filed a form 25-NSE removing and delisting the Company’s securities from Nasdaq and Section 12b of the Securities and Exchange Act.
On March 27, 2024, Mr. John Anthony Quelch resigned from the Company. The resignation was not the result of any disagreement with the Company or any matter relating to the Company’s operations, policies or practices.
On July 11, 2024, the Company announced that it entered into a non-binding Letter of Intent (“LOI”) providing for a proposed business combination (the “Transaction”) that will result in the Company acquiring 100% of the outstanding equity and equity equivalents of 4503309 Nova Scotia Ltd., (to be renamed “Mazaii Corp Ltd.”) (“Mazaii”). The exclusivity period of the LOI expired on September 12, 2024 by which time both parties had chosen to not proceed.
Risks and Uncertainties
Results of operations and the Company’s ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. The business could be impacted by, among other things, downturns in the financial markets or in economic conditions, inflation, increases in interest rates, adverse developments affecting the financial services industry, and geopolitical instability, such as the military conflict in the Ukraine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business and its ability to complete an initial Business Combination. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Consideration of IR Act Excise Tax
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
On February 13, 2024, the Company’s stockholders redeemed 90,054 public shares of common stock, for a total redemption amount of $1,019,230. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists, the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status of completing an initial business combination as well as variability of its liquidation date as of December 31, 2024 and concluded that it is probable that a contingent liability should be recorded. As of December 31, 2024, the Company recorded $10,192 of excise tax liability calculated as 1% of shares redeemed on February 13, 2024.
Liquidity, Capital Resources and Going Concern
As of December 31, 2024, the Company had $1,674 in its operating bank account and a working capital deficit of $2,090,343.
The Company will need to raise additional funds in order to meet the expenditures required for operating the business. In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if $1,500,000 of notes were so converted) at the option of the lender. Such units would be identical to the Private Placement Units. The terms of such working capital loans by the Sponsor or its affiliates, or the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. At December 31, 2024 and 2023, no such Working Capital Loans were outstanding.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until February 15, 2026 (absent any extensions of such period, pursuant to the terms described above) to consummate the proposed Business Combination. It is uncertain whether the Company will be able to consummate the proposed Business Combination by this date. If a Business Combination is not consummated by this date, unless that time is extended (as provided above, or pursuant to a stockholder vote), there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate by February 15, 2026. The Company intends to complete the proposed Business Combination before the end of the Combination Period. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Relativity Holdings Inc. There has been no intercompany activity since inception.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2 (a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934 (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company has determined the more significant accounting estimates included in the consolidated financial statements is the determination of the fair value of derivative financial instruments as described below.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2024 and 2023, the Company had cash of $1,674 and $7,131, respectively. The Company did not have any cash equivalents as of December 31, 2024 and 2023.
Cash and Investments Held in Trust Account
As of December 31, 2024, the Company held $769,267 in cash in its Trust Account. Additionally, as of December 31, 2023, the Company had $1,746,543 in investments within the Trust Account, primarily consisting of money market funds invested in U.S. Treasury securities. Net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units were placed in the Trust Account which invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of warrant liability are included in interest income on investments held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to its short-term nature (except for the warrant liabilities — see Note 8).
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company’s financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the consolidated balance sheet date.
Net Loss per Common Stock
The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of shares. The 15,028,750 shares of Class A common stock from the outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the year ended December 31, 2024 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, basic and diluted net loss per Class A share is the same for the periods presented. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock.
At December 31, 2024, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted and basic loss per Class B share is the same for the period.
The following tables present a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock.
	For the Year Ended December 31,
	2024	2023
Class A Common Stock subject to possible redemption
Numerator: Net loss allocable to Class A common stock	$(7,554)	$(80,308)
Denominator: Weighted Average Class A common stock
Basic and diluted weighted average shares outstanding	74,097	153,295
Basic and diluted net loss per share	$(0.10)	$(0.52)
Class A Common Stock non-redeemable
Numerator: Net loss allocable to Class A common stock	$(433,010)	$(1,930,363)
Denominator: Weighted Average Class A common stock
Basic and diluted weighted average shares outstanding	4,247,499	3,684,742
Basic and diluted net loss per share	$(0.10)	$(0.52)
Class B Common Stock
Numerator: Net (loss) income allocable to Class B common stock	$—	$(294,818)
Denominator: Weighted Average Class B common stock
Basic and diluted weighted average shares outstanding	1	562,758
Basic net loss per share	$(0.10)	$(0.52)
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. The effective tax rate differs from the statutory tax rate of 21% for the years ended December 31, 2024 and 2023, due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
Common Stock Subject to Possible Redemption
The Company’s Class A common stock that was sold as part of the Units in the IPO contains a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a stockholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classified the 14,375,000 shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The public shares sold as part of the Units in the IPO were issued with other freestanding instruments (i.e., Public Warrants), and as such, the initial carrying value of public shares is classified as temporary equity.
On December 21, 2022, the Company held the Meeting to extend the date by which the Company must consummate its initial Business Combination from February 15, 2023 to August 15, 2023 or such earlier date as determined by the Company’s Board of Directors, and to provide for up to two additional three-month extensions beyond August 15, 2023 for the period of time for the Company to consummate an initial Business Combination. In connection with the Meeting, stockholders holding 14,221,705 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $146 million (approximately $10.29 per Public Share) was removed from the Trust Account to pay such holders and approximately $1.6 million remained in the Trust Account. In March 2023, the Company assessed and determined that an excess amount was withdrawn from the trust account for taxes in connection with the December 2022 redemptions. As such, in March 2023, the Company had a subsequent disbursement to redeeming stockholders in the amount of $132,263.
On February 13, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025. In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $720,000 remained in the Trust Account. Following the redemptions, the Company had 63,241 Public Shares outstanding.
Following redemptions, the Company has 153,295 Public Shares outstanding as of December 31, 2024 and 2023, respectively.
On February 13, 2025, the Company held a special meeting of stockholders (the “2025 Meeting”). At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s board of directors. The Company filed the Charter Amendment with the Secretary of State of the State of Delaware on February 17, 2025.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
In connection with the extension on February 13, 2025, stockholders holding 753 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $7,530 (approximately $11.96 per Public Share) was removed from the Trust Account to pay such holders and approximately $760,000 remained in the Trust Account.
Concentration of Credit Risk
The Company had cash balances at financial institutions which throughout the year did not exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.
Recent Accounting Standards
In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the accompanying financial statements.
In August 2020, FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 effective as of April 13, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on its consolidated financial statements.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
Note 3 — Initial Public Offering
On February 15, 2022, the Company consummated its IPO of 14,375,000 Units, including 1,875,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one redeemable Public Warrant. Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
Following the closing of the IPO on February 15, 2022, $146,625,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a Trust Account and will be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.
All of the 14,375,000 shares of Class A common stock sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC guidance on redeemable equity instruments, which has been codified in ASC Topic 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.
Accordingly, at December 31, 2024 and 2023, 63,241 and 153,295 shares of common stock subject to possible redemption, respectively, are presented at redemption value of $11.74 and $11.45 per share, as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets, respectively.
The shares of Class A common stock are accounted for in accordance with the guidance in ASC Topic 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.
The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.
As of December 31, 2024 and 2023, the common stock subject to possible redemption reflected on the consolidated balance sheets is reconciled in the following table:
Common stock subject to possible redemption, December 31, 2022	$1,805,814
Less:
Redemptions	(132,263)
Plus:
Remeasurement of carrying value to redemption value	50,350

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Common stock subject to possible redemption, December 31, 2023	1,723,901
Less:
Redemptions	(1,019,230)
Plus:
Remeasurement of carrying value to redemption value	(25,599)
Common stock subject to possible redemption, December 31, 2024	$679,072

Note 4 — Private Placement
Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Unit, or $6,537,500 in the aggregate, in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one Private Placement Warrant.
The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.
Note 5 — Related Party Transactions
Founder Shares
In May 2021, the Sponsor paid $25,000 of deferred offering costs on behalf of the Company in exchange for 3,750,000 shares of common stock (the “Founder Shares”). On December 14, 2021, the Sponsor returned to the Company, at no cost, an aggregate of 511,250 Founder Shares, which the Company cancelled. On December 14, 2021, an aggregate of 355,000 shares of Class B common stock were issued to A.G.P. (the “Representative”), resulting in an aggregate of 3,593,750 shares of Class B common stock outstanding. On January 12, 2022, the Sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis. The number of Founder Shares outstanding was determined based on the expectation that the total size of the IPO would be a maximum of 14,375,000 Units if the underwriters’ over-allotment option were exercised in full, and therefore that such Founder Shares would represent 20% of the outstanding shares after the IPO. The underwriters’ over-allotment option was exercised in full, and no Founder Shares were forfeited.
On February 27, 2023, the Company issued an aggregate of 3,593,749 shares of Class A common stock to the Sponsor, A.G.P., George Syllantavos and Anastasios Chrysostomidis, the holders of the Class B common stock, upon the conversion of an equal number of shares of Class B common stock. These shares of class A common stock are subject to the same restrictions as applied to the Class B common stock before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for the initial public offering. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Class A common stock and one share of Class B common stock. The Sponsor then transferred 533,525 shares of Class A common stock to certain members of the Sponsor. Subsequent to those transfers, the Sponsor holds 2,500,380 shares of Class A common stock and one share of Class B common stock, as well as 653,750 shares of Class A common stock underlying private placement units, which units were acquired by the Sponsor in connection with the Company’s initial public offering.
Following the redemptions and the conversion of Class B common stock into shares of Class A common stock, there are currently 153,295 public shares outstanding and a total of 4,400,794 shares of

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Class A common stock and one share of Class B Common stock are outstanding, including the 2,500,380 shares of Class A common stock and the one share of Class B common stock that are beneficially owned by the Sponsor.
The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (i) six months after the date of the consummation of the initial Business Combination or (ii) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial Business Combination, the Founder Shares will no longer be subject to such transfer restrictions.
Promissory Note — Related Party
On July 2, 2021, the Sponsor agreed to loan the Company up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of March 31, 2022 or the completion of the IPO. The outstanding balance under the promissory note of $208,563 was paid in full and as a result, the credit facility is no longer available.
On August 10, 2023, the Company issued a promissory note to SVES LLC under which SVES LLC agreed to extend to the Company $300,000 for working capital purposes (“SVES Note”). The SVES Note is non-interest bearing and payable at the closing of the Business Combination. In the event the transactions contemplated by the Business Combination Agreement are not consummated, the SVES Note shall be null and void and the Company shall not have any obligation to the payee.
On February 13, 2024, the Company borrowed $3,541.50 from SVES, which amount was deposited into the Company’s Trust Account on that day in connection with an extension of the date by which the Company has to consummate an initial business combination. The borrowing was made under the terms of a promissory note in the aggregate principal amount of up to $42,498, pursuant to which SVES agreed to loan the Company up to $42,498 in connection with the Company extending the date by which it must consummate its initial business combination from February 15, 2024 to February 15, 2025.
Under the terms of the SVES Note, SVES (or its affiliates or permitted designees) shall deposit $3,541.50 per month (approximately $0.056 per public share that is not redeemed) into the Company’s trust account for each calendar month (commencing on February 15, 2024 and ending on the 15th day of each subsequent month) until February 15, 2025, or portion thereof, that is needed to complete an initial business combination, for up to an aggregate of $42,498.
On May 15, 2024, the Company and SVES mutually terminated the SVES Business Combination Agreement. As part of the termination the SVES Note was declared null and void. Accordingly, all debt proceeds received under the SVES Note, or $110,129, was recognized as a gain from the extinguishment of this promissory note.
As of December 31, 2023, the Company had an outstanding balance of $15,600 under the SVES Note.
On July 15, 2024, the Company entered into a promissory note (“Mazaii Note”) with Mazaii Corp Ltd. pursuant to which Mazaii agreed to loan the Company an aggregate principal amount of up to $250,000. The Mazaii note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Mazaii note shall be null and void and the Company shall not have any obligation to the Payee hereunder. The exclusivity period of the LOI expired on September 12, 2024 by which time both parties had chosen

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
to not proceed. As a result, the Mazaii Note became null and void. Accordingly, all debt proceeds received under the Mazaii Note, or $249,985, was recognized as a gain from the extinguishment of this promissory note.
On January 24, 2025, the Company entered into a promissory note (“Instinct Note”) with Instinct Bio Technical Company Pte Ltd. (“Instinct”) pursuant to which Instinct agreed to loan the Company an aggregate principal amount of up to $400,000. The Instinct Note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Instinct Note shall be null and void and the Company shall not have any obligation to the Payee hereunder. As of the date of the issuance of this Quarterly Report, $175,000 has been funded to the Company.
Working Capital Loans
In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if $1,500,000 of notes were so converted) at the option of the lender. Such units would be identical to the Private Placement Units. The terms of such working capital loans by the Sponsor or its affiliates, or the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. At December 31, 2024 and 2023, no such Working Capital Loans were outstanding.
Administrative Service Fee
The Company entered into an administrative services agreement on the effective date of the registration statement for the IPO pursuant to which the Company will pay an affiliate of the Sponsor a total of $10,000 per month, for up to 18 months, for office space, utilities and secretarial and administrative support. Upon completion of the Company’s initial Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2024, the Company incurred and paid $120,000 of administrative service fees. For the year ended December 31, 2023, the Company incurred and paid $120,000 of administrative service fees, all of which were fully paid.
Due to Related Party
At December 31, 2024 and 2023, the Company had $28,771 and $889, respectively, due to a related party.
Due from Sponsor
Due from Sponsor is a non-interest-bearing advance and is due on demand. At December 31, 2024 and 2023, $3,047 is included in due from sponsor in the accompanying consolidated balance sheets.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Note 6 — Commitments and Contingencies
Registration and Stockholder Rights
The holders of the Founder Shares, Private Placement Units, the Private Placement Warrant, and the shares of Class A common stock underlying the Private Placement Warrants will have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement that was signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggyback” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement of which the IPO forms a part and may not exercise their demand rights on more than one occasion.
Business Combination Marketing Agreement
The Company engaged A.G.P. as an advisor in connection with the Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, to introduce the Company to potential investors that are interested in purchasing its securities in connection with the initial Business Combination, and to assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay A.G.P. a fee in cash for such services upon the consummation of the initial Business Combination in an amount equal to 3.5% of the gross proceeds of the IPO, or $5,031,250 in the aggregate. Pursuant to the terms of the Business Combination marketing agreement, no fee will be due if the Company does not complete an initial Business Combination. As of December 31, 2024, no expense has been recorded as the Business Combination is not deemed probable.
Business Combination Agreement
On February 13, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) the Company (ii) Relativity Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Relativity (“Pubco”), (iii) Relativity Purchaser Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (the “Merger Sub”), (iv) SVES GO, LLC, a Florida limited liability company, SVES LLC, a Florida limited liability company, SVES CP LLC, a Florida limited liability company and SVES Apparel LLC, a Florida limited liability company (collectively, the “Operating Companies” or “SVES”), (v) SVGO LLC, ESGO LLC, SV Apparel LLC, and ES Business Consulting LLC (each a “Seller”), (vi) Timothy J. Fullum and Salomon Murciano, (vii) the Sponsor and (viii) Timothy J. Fullum. SVES is a key intermediary connecting full-price fashion brands with off-price retailers that are able to sell inventory that would otherwise be sold or disposed of by full-price brands at a significant loss. At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), in accordance with the DGCL, (a) the Merger Sub will merge with and into the Company, with the Company surviving the Business Combination as a wholly owned subsidiary of Pubco, and (b) each Seller will contribute all of its ownership interest in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $632,000,000, to be paid in the common stock of Pubco valued at $10.00 per share of common stock. At the Closing, each public warrant of the Company will be converted into one Pubco public warrant and each private warrant of the Company will be converted into one Pubco private warrant, in each case with such Pubco warrant having substantially the same terms and conditions as set forth in the respective Company warrants, except that in each case they will represent the right to acquire shares of Pubco common stock in lieu of shares of Class A common stock.
On April 19, 2023, the Company, the Purchaser Representative and the Seller Representative entered into the Second Amendment to the Business Combination Agreement (the “Second BCA Amendment”)

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
pursuant to which the parties amended the Business Combination Agreement, as amended, in order (i) to extend the date by which the Seller Representative is required to deliver Audited Company Financials to the Company from April 7, 2023 to May 1, 2023, (ii) to extend the period of time in which the Company may conduct additional due diligence on SVES (the “Due Diligence Period”) from 5:00 p.m. on April 7, 2023 to 5:00 p.m. May 1, 2023 and (iii) in connection with the transactions contemplated by the Business Combination Agreement, to permit the Company, subject to receiving any required consent from the holders of Public Warrants, to convert the Public Warrants into Class A common stock in a manner and amount to be specified in the Proxy Statement and approved by the Seller Representative, which Class A common stock would be converted automatically into the right to receive one share of Pubco common stock at the Closing.
On August 11, 2023, the parties entered into a Third Amendment to the Business Combination Agreement, pursuant to which the parties amended the Business Combination Agreement in order to, among other things, (i) extend the Due Diligence Period and the date of the required delivery of disclosure schedules to August 31, 2023, (ii) provide for a proposal in the Proxy Statement to approve an amendment to the Company’s current charter to eliminate the requirement that the Company retain at least $5,000,001 of net tangible assets following the redemption of the Company’s public shares in connection with the Business Combination, and to further amend the closing condition in the Business Combination Agreement such that the Company would not be required to retain at least $5,000,001 of net tangible assets following the redemption of public shares in the event such proposal is approved, and (iii) extend the Outside Date to February 15, 2024.
On May 15, 2024, the Company and SVES mutually terminated the SVES Business Combination Agreement. As part of the termination the SVES Promissory Note was declared null and void.
Note 7 — Fair Value Measurement
The following tables present information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2024 and 2023 and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments in the Mutual Fund.
	December 31, 2024	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Public Warrants	$518,219	$—	$—	$518,219
Private Warrants	23,568	—	—	23,568
Warrant Liabilities	$541,787	$—	$—	$541,787

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
	December 31, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Mutual Fund held in Trust Account	$1,746,543	$1,746,543	$—	$—
Liabilities:
Public Warrants	$503,125	$—	$—	$503,125
Private Warrants	22,882	—	—	22,882
Warrant Liabilities	$526,007	$—	$—	$526,007
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. During the year ended December 31, 2023, there was a transfer of $503,125 from Level 2 to Level 3 for the Public Warrants due to the delisting of the Company’s securities from Nasdaq.
The warrants were initially classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs. The subsequent measurement of the Public Warrants is classified as Level 1 due to the use of an observable market price of these warrants. On December 31, 2022, the Public Warrants were reclassified to Level 2 as no trading activity took place on the reporting dates. Subsequently, on December 31, 2023, the Public Warrants were reclassified to Level 3 as the Public Warrants were valued utilizing the market approach. The Company used the median warrant trading price of market comparable Special Purpose Acquisition Companies due to the lack of trading activity of the Company’s warrants. The Company chose Special Purpose Acquisition Companies with a similar initial public offering size and warrant coverage for the analysis. This approach requires a significant amount of judgment and is highly susceptible to variability based on the sample of comparable Special Purpose Acquisition Companies used.
The Private Warrants, since issuance, have been valued using a Monte Carlo model, which is considered to be a Level 3 fair value measurement. Inherent in a Monte Carlo options pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on projected volatility of comparable public companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is based on management assumptions regarding the timing and likelihood of completing a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. On December 31, 2023, the Private Warrants were valued utilizing the market approach, consistent with the valuation method applied to the Public Warrants.
For the years ended December 31, 2024 and 2023, the Public and Private Warrants were valued utilizing the market approach as described above. The changes in the fair value of the Company’s Warrants have an effect on the Company’s net income, however, the changes in fair value have no effect on the cash flows of the Company.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at December 31, 2024 and 2023 measurement dates for Public and Private Warrants:
Measurement Date	Range	Median
December 31, 2024	$0.015 – $0.100	$0.036
December 31, 2023	$0.010 – $0.063	$0.035

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
The change in the fair value of the warrant liabilities, measured using Level 3 inputs, for the years ended December 31, 2024 and 2023 is summarized as follows:
Warrant Liabilities
Warrant liabilities at December 31, 2023	$526,007
Change in fair value of warrant liabilities	15,780
Warrant liabilities at December 31, 2024	$541,787
Warrant Liabilities
Warrant liabilities at December 31, 2022	$20,434
Change in fair value of warrant liabilities	2,448
Transfer to Level 3 from Level 2	503,125
Warrant liabilities at December 31, 2023	$526,007
Note 8 — Warrant Liability
As of December 31, 2024 and 2023, there were 15,028,750 warrants outstanding. The Company accounted for the 15,028,750 warrants issued in connection with the IPO (14,375,000 Public Warrants and 653,750 Private Placement Warrants) in accordance with the guidance contained in ASC Topic 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability is adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.
Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of this offering and will expire at 5:00 p.m., New York City time on the warrant expiration date, which is five years after the completion of the initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the Trust Account.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying the Company’s obligations described below with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 52nd day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

Note 9 — Stockholders’ (Deficit) Equity
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At December 31, 2024 and 2023, there were no shares of preferred stock issued or outstanding.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
Class A Common Stock
The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2024 and 2023, there were 4,247,499 shares of Class A common stock issued or outstanding, respectively, excluding 63,241 and 153,295 shares subject to possible redemption, respectively.
Class B Common Stock
The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At December 31, 2024 and 2023, there was 1 share of Class B common stock issued and outstanding. At December 31, 2022, there were 468,750 Class B shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full so that the Founder Shares would represent, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the IPO (assuming the Sponsor did not purchase any public shares in the IPO). As of February 15, 2022, the over-allotment option was fully exercised and such shares were no longer subject to forfeiture.
On February 27, 2023, the Company issued an aggregate of 3,593,749 shares of its Class A common stock, par value $0.0001 per share, to the Sponsor, A.G.P./Alliance Global Partners, George Syllantavos and Anastasios Chrysostomidis, the holders of the Company’s Class B common stock, par value $0.0001 per share, upon the conversion of an equal number of shares of Class B Common Stock (the “Conversion”). The 3,593,749 shares of Class A Common Stock issued in connection with the Conversion are subject to the same restrictions as applied to the shares of Class B Common Stock before the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination, as described in the prospectus for the Company’s initial public offering. Following the Conversion, there are 4,400,794 shares of Class A Common Stock issued and outstanding and one share of Class B Common Stock issued and outstanding.
The remaining share of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO (not including the shares of Class A common stock issuable to the Representative) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company). The Company cannot determine at this time whether a majority of the holders of the Class B common stock at the time of any future issuance would agree to waive such adjustment to the conversion ratio. They may waive such adjustment due to (but not limited to) the following: (i) closing conditions which are part of the agreement for the initial Business Combination; (ii) negotiation with Class A stockholders on structuring an initial Business Combination; or (iii) negotiation with parties providing financing which would trigger the anti-dilution provisions of the Class B common stock. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of the Class B common stock but would reduce the percentage ownership of holders of the Class A common stock. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of the Company’s

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
common stock. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A common stock issues in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Note 10 — Income Tax
The Company’s net deferred tax assets as of December 31, 2024 and 2023 are as follows:
	2024	2023
Deferred tax assets
Organizational costs/start-up expenses	$799,003	$658,644
Total deferred tax assets	799,003	658,644
Valuation allowance	(799,003)	(658,644)
Deferred tax assets, net of allowance	$—	$—
The income tax provision for income taxes for the years ended December 31, 2024 and 2023 consisted of the following:
	2024	2023
Federal
Current	$81,983	$13,333
Deferred	(140,359)	(432,190)
State
Current	—	—
Deferred	—	—
Change in valuation allowance	140,359	432,190
Provision for income taxes	$81,983	$13,333
As of December 31, 2024 and 2023, the Company has no U.S. federal net operating loss carryovers, which do not expire, and no state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties for the years ended December 31, 2024 and 2023. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2024 and 2023, the change in the valuation allowance was $140,359 and $432,190, respectively.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	December 31, 2024	December 31, 2023
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in fair value of warrants	(1.0)%	(0.6)%
Acquisition facilitative expenses	(3.3)%	(2.1)%
Change in valuation allowance	(40.4)%	(18.9)%
Income tax provision	(23.7)%	(0.6)%
The Company has identified the United States as its only major tax jurisdiction. The Company may be subject to income tax examinations by major taxing authorities. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Note 11 — Segment Reporting
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.
The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.
The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the statements of operations as net income. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net loss and total assets, which include the following:
	December 31, 2024	December 31, 2023
Investments held in Trust Account	$769,267	$1,746,543
Cash	$1,674	$7,131
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
General and administrative costs	$741,798	$2,300,807
Interest income on investments held in Trust Account	$38,883	$81,536
The CODM reviews interest earned on marketable securities held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews these costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statements of operations, are the significant segment expenses provided to the CODM on a regular basis.
All other segment items included in net income are reported on the statements of operations and described within their respective disclosures.
Note 12 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the consolidated balance sheet date up to the date that the consolidated financial statements were issued. Based on this review, besides the event below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
Resignation of a Director
On January 31, 2025, Mr. Francis Knuettel II, resigned as a Board member and as a member of our Audit Committee. Mr. Knuettel II had no disagreements with the Company on any matter related to the Company’s operations, policies or practices.
Appointment of Directors
On February 1, 2025 the Company appointed David Kane as a Director and Chair of the Audit Committee, and Jessica Assaf as a Director and Chair of the Compensation Committee.
2025 Charter Amendment Shareholder Meeting
On February 13, 2025, the Company held a special meeting of stockholders (the “2025 Meeting”). At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s board of directors. The Company filed the Charter Amendment with the Secretary of State of the State of Delaware on February 17, 2025.
In connection with the extension on February 13, 2025, stockholders holding 753 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $9,266 (approximately $12.31 per Public Share) was removed from the Trust Account to pay such holders.
Business Combination Agreement
On February 28, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) the Company (together with its successors, the “Purchaser”), (ii) Relativity Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Pubco”), (iii) Relativity Purchaser Merger Sub II Inc., a company to be formed in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Merger Sub” and the Merger Sub, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (iv) Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan (an “Operating Company” and “Target Company”) and its shareholder ( “Seller”), (vi) Tomoki Nagano (“Founder”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Pubco (other than the Seller) in accordance with the terms and conditions of this Agreement

RELATIVITY ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
(the “Purchaser Representative”), and (viii) Tomoki Nagano in the capacity as the representative from and after the date hereof for the Seller in accordance with the terms and conditions of this Agreement (the “Seller Representative”).
Promissory Note
On January 24, 2025, the Company entered into a promissory note (“Instinct Note”) with Instinct Bio Technical Company Pte Ltd. (“Instinct”) pursuant to which Instinct agreed to loan the Company an aggregate principal amount of up to $400,000. The Instinct Note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Instinct Note shall be null and void and the Company shall not have any obligation to the Payee hereunder. As of the date of the issuance of this Quarterly Report, $175,000 has been funded to the Company.

RELATIVITY ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	March 31, 2025 (Unaudited)	December 31, 2024
Assets
Current assets:
Cash	$45,438	$1,674
Prepaid expense	15,051	29,556
Due from sponsor	3,047	3,047
Total current assets	63,536	34,277
Cash held in Trust Account	773,667	769,267
Total Assets	$837,203	$803,544
Liabilities, Redeemable Common Stock, and Stockholders’ Deficit
Current liabilities:
Due to related party	$28,771	$28,771
Accrued costs and expenses	2,105,014	1,998,193
Excise tax payable	10,285	10,192
Income tax payable	76,469	78,864
Advances from Instinct Brothers	225,000	—
Franchise tax payable	10,800	8,600
Total current liabilities	2,456,339	2,124,620
Warrant liabilities	716,864	541,787
Total Liabilities	3,173,203	2,666,407
Commitments and Contingencies (Note 3 and Note 6)
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 62,488 and 63,241 shares subject to possible redemption as of March 31, 2025 and December 31, 2024, at a redemption value of approximately $11.08 and $10.74 per share, respectively (Note 3)	692,453	679,072
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of March 31, 2025 and December 31, 2024	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 4,247,499 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively (excluding 62,488 and 63,241 shares subject to possible redemption as of March 31, 2025 and December 31, 2024, respectively)	424	424
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 1 share issued and outstanding as of March 31, 2025 and December 31, 2024	—	—
Accumulated deficit	(3,028,877)	(2,542,359)
Total Stockholders’ Deficit	(3,028,453)	(2,541,935)
Total Liabilities, Redeemable Common Stock, and Stockholders’ Deficit	$837,203	$803,544
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RELATIVITY ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended March 31,
	2025	2024
Formation and operating costs	$293,991	$407,744
Loss from operations	(293,991)	(407,744)
Other (expense) income:
Change in fair value of warrant liabilities	(175,077)	157,802
Interest income on cash held in Trust Account	6,111	16,109
Total other (expense) income, net	(168,966)	173,911
Loss before provision for income taxes	(462,955)	(233,833)
Provision for income taxes	(821)	(2,963)
Net loss	$(463,778)	$(236,796)
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	62,911	107,267
Basic and diluted net loss per common stock, Class A common stock subject to possible redemption	$(0.11)	$(0.05)
Basic and diluted weighted average shares outstanding, Class A common stock non-redeemable	4,247,499	4,247,499
Basic and diluted net loss per common stock, Class A common stock non-redeemable	$(0.11)	$(0.05)
Basic and diluted weighted average shares outstanding, Class B common stock	1	1
Basic and diluted net loss per common stock, Class B common stock	$(0.11)	$(0.05)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RELATIVITY ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2025
	Class A Common Stock		Class B Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Share	Amount	Share	Amount
Balance as of December 31, 2024	4,247,499	$424	1	$—	$(2,542,359)	$(2,541,935)
Accretion for Class A common stock to redemption amount	—	—	—	—	(22,647)	(22,647)
Excise tax payable attributable to redemption of common stock	—	—	—	—	(93)	(93)
Net loss	—	—	—	—	(463,778)	(463,778)
Balance as of March 31, 2025 (unaudited)	4,247,499	$424	1	$—	$(3,028,877)	$(3,028,453)
FOR THE THREE MONTHS ENDED MARCH 31, 2024
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Share Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Share	Amount	Share	Amount
Balance as of December 31, 2023	4,247,499	$424	1	$—	$—	$—	$(2,117,202)	$(2,116,778)
Accretion for Class A common stock to redemption amount	—	—	—	—	—	—	(19,384)	(19,384)
Excise tax payable attributable to redemption of common stock	—	—	—	—	—	—	(10,192)	(10,192)
Net loss	—	—	—	—	—	—	(236,796)	(236,796)
Balance as of March 31, 2024 (unaudited)	4,247,499	$424	1	$—	$—	$—	$(2,383,574)	$(2,383,150)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RELATIVITY ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(463,778)	$(236,796)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income on cash and investments held in Trust Account	(6,111)	(16,109)
Change in fair value of derivative warrant liabilities	175,077	(157,802)
Changes in operating assets and liabilities:
Prepaid expense	—	2,936
Accrued costs and expenses	106,822	321,450
Income taxes payable	(2,395)	(1,911)
Franchise tax payable	2,200	(16,000)
Prepaid assets	14,505	—
Net cash used in operating activities	(173,680)	(104,232)
Cash flows from investing activities:
Investment of cash in Trust Account	(19,708)	(10,509)
Interest withdrawal for tax obligations	12,152	25,146
Cash withdrawn from Trust Account in connection with redemption	(9,266)	(1,019,230)
Net cash used in investing activities	(16,822)	(1,004,593)
Cash flows from financing activities:
Proceeds from issuance of promissory note – related party	225,000	82,988
Redemption of Class A common stock	9,266	1,019,230
Net cash provided by financing activities	234,266	1,102,218
Net change in cash	43,764	(6,607)
Cash, beginning of the period	1,674	7,131
Cash, end of the period	$45,438	$524
Supplementary cash flow information:
Cash paid for federal income taxes	$3,216	$5,030
Non-cash financing activities:
Excise taxes payable related to redemptions	$93	$10,192
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RELATIVITY ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025
Note 1 — Organization and Business Operations
Relativity Acquisition Corp. (the “Relativity” or the “Company”) is a blank check company incorporated as a Delaware corporation on April 13, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company may pursue an initial Business Combination target in any business or industry.
As of March 31, 2025, the Company had not commenced any operations. All activity for the period from April 13, 2021 (inception) through March 31, 2025 relates to the Company’s formation and the initial public offering (“IPO”), described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.
The Company has selected December 31 as its fiscal year end.
The sponsor is Relativity Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for the Company’s IPO was declared effective on February 10, 2022 (the “Effective Date”). On February 15, 2022, the Company consummated the IPO of 14,375,000 units at $10.00 per unit (the “Units”), including the issuance of 1,875,000 units as a result of the full exercise of the underwriters’ over-allotment option, which is discussed in Note 3. Each Unit consists of one share of Class A common stock and one redeemable warrant (“Public Warrant”). Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share.
Simultaneously with the consummation of the IPO, including 1,875,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, the Company consummated the private placement of 653,750 units (the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Private Placement Unit in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one warrant (“Private Placement Warrant”).
Transaction costs amounted to $3,890,326, consisting of $1,437,500 of underwriting commissions, $1,972,398 of the excess of the fair value of Class B common stock issued to underwriters over the share subscription receivable and $480,428 of other offering costs.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.
The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of the business combination fee held in trust and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete an initial Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Following the closing of the IPO and full exercise of the over-allotment by the underwriters on February 15, 2022, $146,625,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was deposited into a trust account (the “Trust Account”) and will be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the net proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, and (c) the redemption of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (as defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public stockholders.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the Company’s discretion.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account initially was $10.20 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the business combination fee the Company will pay to the underwriters. There will be no redemption rights upon the completion of the initial Business Combination with respect to the Company’s warrants.
The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company’s Class A common stock is not a “penny stock” upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company had 12 months from the closing of the IPO to complete the initial Business Combination, except that the Sponsor had two 3-month extensions available to it for a total of up to 18 months to complete the initial Business Combination (as set out below). On December 21, 2022, the Company held a special meeting of stockholders (the “Meeting”) in which the stockholders approved an amendment to the Company’s second amended and restated certificate of incorporation to extend the date by which the Company must consummate its initial Business Combination from February 15, 2023 to August 15, 2023, by which is was required to pay $10,000 in the Trust Account. The Sponsor was permitted to extend the period of time to consummate a Business Combination for up to two times without stockholder approval, each for an additional three months (for a total of up to 24 months to complete a Business Combination (each such three-month period, a “Funded Extension Period”)), so long as the Company deposited an aggregate amount of $1,000 from its working capital into the Trust Account no later than the 21-month and 24-month anniversary of its IPO for each such extension that the Company determines to implement. The public stockholders were not entitled to vote or redeem their shares in connection with any Funded Extension Periods. On August 7, 2023, the Company announced that it had extended the date by which it has to consummate a Business Combination from August 15, 2023 to November 15, 2023, which is the first of two

Funded Extension Periods. On November 9, 2023, the Company announced that it had extended the date by which it has to consummate a Business Combination from November 15, 2023 to February 15, 2024. In accordance with the Sponsor’s request and with the Company’s current charter, an aggregate amount of $1,000 from Relativity’s working capital was deposited into the Trust Account on August 3, 2023 and November 9, 2023, respectively. On November 9, 2023, Relativity announced that it had extended the date by which it has to consummate a Business Combination from November 15, 2023 to February 15, 2024.
On February 13, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025 (the “Combination Period”). In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $720,000 remained in the Trust Account. Following the redemptions, the Company had 63,241 Public Shares outstanding.
In connection with the stockholders’ vote at the Meeting on December 21, 2022, 14,221,705 shares were submitted for redemption. In connection with the redemptions of public shares, a total of $133,689 was withdrawn from the Company’s Trust Account in order to pay taxes prior to the Special Meeting, which amount had later been determined to be withheld in excess and should be returned to the public stockholders. As such, a portion of this rebate was sent to the financial institutions that had submitted share redemptions on behalf of their investor clients ahead of the Special Meeting and the balance to the Trust Account. The redemption rebate payments total $132,263 ($0.00930008 per redeemed share), with $1,426 returned to the Trust Account. In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $720,000 will remain in the Trust Account. Following the redemptions, the Company had 63,241 Public Shares outstanding.
On February 13, 2025, the Company held a special meeting of stockholders (the “2025 Meeting”). At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “2025 Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s the Board. The Company filed the 2025 Charter Amendment with the Secretary of State of the State of Delaware.
In connection with the 2025 Meeting, stockholders holding 753 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $9,266 (approximately $12.31 per Public Share) was removed from the Trust Account to pay such holders. Following redemptions, the Company has 62,488 Class A common stock outstanding.
As a result of stockholder approval of the 2025 Charter Amendment and the Company’s implementation thereof, an aggregate amount of $1,000 per month, from the Sponsor or its designees as extension contribution shall be deposited in the Trust Account seven calendar days before February 28, 2025.
If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers, directors and initial stockholders of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period; or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the initial Business Combination.
On January 12, 2023, the Company received a determination letter (the “Letter”) from the Nasdaq Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the requirements of the Nasdaq Listing Rules set forth in (i) Listing Rule 5450(b)(2)(A), requiring a minimum of $50 million Market Value of Listed Securities, (ii) Listing Rule 5450(b)(2)(B), requiring a minimum 1,100,000 Publicly Held Shares, and (iii) Listing Rule 5450(b)(2)(C), requiring a minimum of $15 million in Market Value of Publicly Held Shares. In addition, the Letter stated that the Company did not comply with either of the alternative requirements for continued listing on The Nasdaq Global Market under Listing Rules 5450(b)(1) or 5450(b)(3), or the requirements for continued listing on The Nasdaq Capital Market under Listing Rule 5550. The Letter also indicated that the Staff had concerns that the Company might no longer comply with the minimum 400 Total Holders requirement of Listing Rule 5450(a)(2) due to the substantial number of stockholder redemptions and low number of shares remaining outstanding. Additionally, the Letter indicated that, while companies are normally afforded compliance periods or the ability to submit a plan of compliance in order to be granted time to regain compliance, the Staff had determined to apply a more stringent criteria as permitted under Nasdaq Listing Rule 5101 to delist the Company’s securities from The Nasdaq Global Market. As a result, the Letter indicated that the Staff had determined to delist the Company’s securities from The Nasdaq Global Market. The Staff’s determination was based on the Company’s Current Report on Form 8-K filed with Securities and Exchange Commission (the “SEC”) on December 28, 2022, in which the Company disclosed that holders of 14,221,705 shares of Class A common stock exercised their redemption rights in connection with a special meeting of stockholders held on December 21, 2022.
In addition, on January 11, 2023, the Staff determined to halt trading in the Company’s securities (the “Trading Halt”). The Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination. A hearing request stays any suspension or delisting of the Company’s securities, and the Company’s securities continued to be listed on The Nasdaq Global Market until the hearing process concluded and the Panel issued a written decision following the hearing. At this juncture, the Company is unable to provide assurance as to if and when the trading halt will be released.
On March 2, 2023, Relativity had a hearing before the Panel to appeal the Staff’s delisting determination. After the hearing, the Panel requested additional information from Relativity, which was provided on April 12, 2023. On April 20, 2023, the Panel granted Relativity’s request to continue the listing of its securities on the Nasdaq Capital Market. However, the Panel did not remove the Trading Halt. On June 3, 2024, Nasdaq filed a form 25-NSE removing and delisting the Company’s securities from Nasdaq and Section 12b of the Securities and Exchange Act.
On March 27, 2024, Mr. John Anthony Quelch resigned from the Company. The resignation was not the result of any disagreement with the Company or any matter relating to the Company’s operations, policies or practices.
On July 11, 2024, the Company announced that it entered into a non-binding Letter of Intent (“LOI”) providing for a proposed business combination (the “Transaction”) that will result in the Company acquiring 100% of the outstanding equity and equity equivalents of 4503309 Nova Scotia Ltd. (to be renamed

“Mazaii Corp Ltd.”) (“Mazaii”). The exclusivity period of the LOI expired on September 12, 2024 by which time both parties had chosen to not proceed.
On January 31, 2025, Mr. Francis Knuettel II, resigned as a Board member and as a member of the Audit Committee. Mr. Knuettel II had no disagreements with the Company on any matter related to the Company’s operations, policies or practices.
On February 1, 2025, the Company appointed David Kane as a Director and Chair of the Audit Committee, and Jessica Assaf as a Director and Chair of the Compensation Committee.
Risks and Uncertainties
Results of operations and the Company’s ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. The business could be impacted by, among other things, downturns in the financial markets or in economic conditions, inflation, increases in interest rates, adverse developments affecting the financial services industry, and geopolitical instability, such as the military conflict in the Ukraine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business and its ability to complete an initial Business Combination. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Consideration of IR Act Excise Tax
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
On February 13, 2024 and 2025, the Company’s stockholders redeemed 90,054 and 753 public shares of common stock for a total redemption amount of $1,019,230 and $9,266, respectively. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists, the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status of completing an initial business combination as well as variability of its liquidation date as of March 31, 2025 and concluded that it is probable that a contingent liability should be recorded. As of March 31, 2025, the Company recorded $10,285 of excise tax liability calculated as 1% of shares redeemed on February 13, 2024 and 2025.
Liquidity, Capital Resources and Going Concern
As of March 31, 2025, the Company had $45,438 in its operating bank account and a working capital deficit of $2,392,803.
The Company will need to raise additional funds in order to meet the expenditures required for operating the business. In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if $1,500,000 of notes were so converted) at the option of the lender. Such units would be identical to the Private Placement Units. The terms of such working capital loans by the Sponsor or its affiliates, or the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. At March 31, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until February 15, 2026 (absent any extensions of such period, pursuant to the terms described above) to consummate the proposed Business Combination. It is uncertain whether the Company will be able to consummate the proposed Business Combination by this date. If a Business Combination is not consummated by this date, unless that time is extended (as provided above, or pursuant to a stockholder vote), there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate by February 15, 2026. The Company intends to complete the proposed Business Combination before the end of the Combination Period. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the balances and results for the periods presented. The interim results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future interim periods. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on April 15, 2025.

Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Relativity Holdings Inc. There has been no intercompany activity since inception.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934 (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company has determined the more significant accounting estimates included in the unaudited condensed consolidated financial statements is the determination of the fair value of derivative financial instruments as described below.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2025 and December 31, 2024, the Company had cash of $45,438 and $1,674, respectively. The Company did not have any cash equivalents as of March 31, 2025 and December 31, 2024.
Cash Held in Trust Account
As of March 31, 2025 and December 31, 2024, the Company held $773,667 and $769,267 in cash in its Trust Account, respectively. Net proceeds of the sale of the Units in the IPO and the sale of the Private

Placement Units were placed in the Trust Account which invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of warrant liability are included in interest income on investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed consolidated balance sheets, primarily due to its short-term nature (except for the warrant liabilities — see Note 8).
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company’s financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:
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Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

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Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

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Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the unaudited condensed consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the condensed consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the condensed consolidated balance sheet date.
Net Loss per Common Stock
The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Earnings and losses are shared pro rata between the two classes of shares. The 15,028,750 shares of Class A common stock from the outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the three months ended March 31, 2025 and 2024 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, basic and diluted net loss per Class A share is the same for the periods presented. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock.

At March 31, 2025, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted and basic loss per Class B share is the same for the period.
The following tables present a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock.
	For the Three Months Ended March 31,
	2025	2024
Class A Common Stock subject to possible redemption
Numerator: Net loss allocable to Class A common stock	$(6,769)	$(5,833)
Denominator: Weighted Average Class A common stock
Basic and diluted weighted average shares outstanding	62,911	107,267
Basic and diluted net loss per share	$(0.11)	$(0.05)
Class A Common Stock non-redeemable
Numerator: Net loss allocable to Class A common stock	$(457,009)	$(230,963)
Denominator: Weighted Average Class A common stock
Basic and diluted weighted average shares outstanding	4,247,499	4,247,499
Basic and diluted net loss per share	$(0.11)	$(0.05)
Class B Common Stock
Numerator: Net loss allocable to Class B common stock	$—	$—
Denominator: Weighted Average Class B common stock
Basic and diluted weighted average shares outstanding	1	1
Basic and diluted net loss per share	$(0.11)	$(0.05)
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of March 31, 2025 and December 31, 2024, the Company’s deferred tax asset had a full valuation allowance recorded against it. The Company’s effective tax rate was 0.18% and 1.27% for the three months ended March 31, 2025 and 2024, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months ended March 31, 2025 and 2024, due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
Common Stock Subject to Possible Redemption
The Company’s Class A common stock that was sold as part of the Units in the IPO contains a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a stockholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classified the 14,375,000 shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The public shares sold as part of the Units in the IPO were issued with other freestanding instruments (i.e., Public Warrants), and as such, the initial carrying value of public shares is classified as temporary equity.
On December 21, 2022, the Company held the Meeting to extend the date by which the Company must consummate its initial Business Combination from February 15, 2023 to August 15, 2023 or such earlier date as determined by the Company’s Board of Directors, and to provide for up to two additional three-month extensions beyond August 15, 2023 for the period of time for the Company to consummate an initial Business Combination. In connection with the Meeting, stockholders holding 14,221,705 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $146 million (approximately $10.29 per Public Share) was removed from the Trust Account to pay such holders and approximately $1.6 million remained in the Trust Account. In March 2023, the Company assessed and determined that an excess amount was withdrawn from the Trust Account for taxes in connection with the December 2022 redemptions. As such, in March 2023, the Company had a subsequent disbursement to redeeming stockholders in the amount of $132,263.
On February 13, 2024, the Company announced that it had extended the date by which it has to consummate a Business Combination from February 15, 2024 to February 15, 2025. In connection with the extension on February 13, 2024, stockholders holding 90,054 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $1.02 million (approximately $11.32 per Public Share) was removed from the Trust Account to pay such holders. Following the redemptions, the Company had 63,241 Public Shares outstanding.
On February 13, 2025, the Company held the 2025 Meeting. At the 2025 Meeting, the Company’s stockholders approved an amendment to the Company’s fourth amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company must consummate its initial business combination from February 15, 2025 to February 15, 2026 or such earlier date as determined by the Company’s board of directors. In connection with the extension on February 13, 2025, stockholders holding 753 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $9,266 (approximately $12.31 per Public Share) was removed from the Trust Account to pay such holders.
Following redemptions, the Company has 62,488 and 63,241 Public Shares outstanding as of March 31, 2025 and December 31, 2024, respectively.
Concentration of Credit Risk
The Company had cash balances at financial institutions which throughout the year did not exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.
Recent Accounting Standards
In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
Note 3 — Initial Public Offering
On February 15, 2022, the Company consummated its IPO of 14,375,000 Units, including 1,875,000 Units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one redeemable Public Warrant. Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
Following the closing of the IPO on February 15, 2022, $146,625,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a Trust Account and will be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.
All of the 14,375,000 shares of Class A common stock sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC guidance on redeemable equity instruments, which has been codified in ASC Topic 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.
Accordingly, at March 31, 2025 and December 31, 2024, 62,488 and 63,241 shares of common stock subject to possible redemption, respectively, are presented at redemption value of approximately $11.08 and $10.74 per share, as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets, respectively.
The shares of Class A common stock are accounted for in accordance with the guidance in ASC Topic 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.
The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.
As of March 31, 2025 and December 31, 2024, the common stock subject to possible redemption reflected on the condensed consolidated balance sheets is reconciled in the following table:
Common stock subject to possible redemption, December 31, 2023	$1,723,901
Less:
Redemptions	(1,019,230)
Plus:
Remeasurement of carrying value to redemption value	(25,599)
Common stock subject to possible redemption, December 31, 2024	679,072
Less:
Redemptions	(9,266)
Plus:
Remeasurement of carrying value to redemption value	22,647
Common stock subject to possible redemption, March 31, 2025	$692,453
Note 4 — Private Placement
Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 653,750 Private Placement Units at a price of $10.00 per Unit, or $6,537,500 in the aggregate, in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one Private Placement Warrant.

The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.
Note 5 — Related Party Transactions
Founder Shares
In May 2021, the Sponsor paid $25,000 of deferred offering costs on behalf of the Company in exchange for 3,750,000 shares of common stock (the “Founder Shares”). On December 14, 2021, the Sponsor returned to the Company, at no cost, an aggregate of 511,250 Founder Shares, which the Company cancelled. On December 14, 2021, an aggregate of 355,000 shares of Class B common stock were issued to A.G.P. (the “Representative”), resulting in an aggregate of 3,593,750 shares of Class B common stock outstanding. On January 12, 2022, the Sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis. The number of Founder Shares outstanding was determined based on the expectation that the total size of the IPO would be a maximum of 14,375,000 Units if the underwriters’ over-allotment option were exercised in full, and therefore that such Founder Shares would represent 20% of the outstanding shares after the IPO. The underwriters’ over-allotment option was exercised in full, and no Founder Shares were forfeited.
On February 27, 2023, the Company issued an aggregate of 3,593,749 shares of Class A common stock to the Sponsor, A.G.P., George Syllantavos and Anastasios Chrysostomidis, the holders of the Class B common stock, upon the conversion of an equal number of shares of Class B common stock. These shares of class A common stock are subject to the same restrictions as applied to the Class B common stock before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for the initial public offering. Following the conversion, the Sponsor was the beneficial owner of 3,033,905 shares of Class A common stock and one share of Class B common stock. The Sponsor then transferred 533,525 shares of Class A common stock to certain members of the Sponsor. Subsequent to those transfers, the Sponsor holds 2,500,380 shares of Class A common stock and one share of Class B common stock, as well as 653,750 shares of Class A common stock underlying private placement units, which units were acquired by the Sponsor in connection with the Company’s initial public offering.
Following the redemptions and the conversion of Class B common stock into shares of Class A common stock, there are currently 153,295 public shares outstanding and a total of 4,400,794 shares of Class A common stock and one share of Class B Common stock are outstanding, including the 2,500,380 shares of Class A common stock and the one share of Class B common stock that are beneficially owned by the Sponsor.
The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (i) six months after the date of the consummation of the initial Business Combination or (ii) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial Business Combination, the Founder Shares will no longer be subject to such transfer restrictions.
Promissory Note — Related Party
On July 2, 2021, the Sponsor agreed to loan the Company up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of March 31, 2022 or the completion of the IPO. The outstanding balance under the promissory note of $208,563 was paid in full and as a result, the credit facility is no longer available.

On August 10, 2023, the Company issued a promissory note to SVES LLC under which SVES LLC agreed to extend to the Company $300,000 for working capital purposes (“SVES Note”). The SVES Note is non-interest bearing and payable at the closing of the Business Combination. In the event the transactions contemplated by the Business Combination Agreement are not consummated, the SVES Note shall be null and void and the Company shall not have any obligation to the payee.
On February 13, 2024, the Company borrowed $3,541.50 from SVES, which amount was deposited into the Company’s Trust Account on that day in connection with an extension of the date by which the Company has to consummate an initial business combination. The borrowing was made under the terms of a promissory note in the aggregate principal amount of up to $42,498, pursuant to which SVES agreed to loan the Company up to $42,498 in connection with the Company extending the date by which it must consummate its initial business combination from February 15, 2024 to February 15, 2025.
Under the terms of the SVES Note, SVES (or its affiliates or permitted designees) shall deposit $3,541 per month (approximately $0.056 per public share that is not redeemed) into the Company’s Trust Account for each calendar month (commencing on February 15, 2024 and ending on the 15th day of each subsequent month), or portion thereof, that was needed to complete an initial business combination, for up to an aggregate of $42,498.
On May 15, 2024, the Company and SVES mutually terminated the SVES Business Combination Agreement. As part of the termination the SVES Note was declared null and void. Accordingly, all debt proceeds received under the SVES Note, or $110,129, were recognized as a gain from the extinguishment of this promissory note.
On July 15, 2024, the Company entered into a promissory note (“Mazaii Note”) with Mazaii Corp Ltd. pursuant to which Mazaii agreed to loan the Company an aggregate principal amount of up to $250,000. The Mazaii note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Mazaii note shall be null and void and the Company shall not have any obligation to the Payee hereunder. The exclusivity period of the LOI expired on September 12, 2024 by which time both parties had chosen to not proceed. As a result, the Mazaii Note became null and void. Accordingly, all debt proceeds received under the Mazaii Note, or $249,985, were recognized as a gain from the extinguishment of this promissory note.
On January 24, 2025, the Company entered into a promissory note (“Instinct Note”) with Instinct Bio Technical Company Pte Ltd. (“Instinct”) pursuant to which Instinct agreed to loan the Company an aggregate principal amount of up to $400,000. The Instinct Note is non-interest bearing and payable on the date on which the Company consummates a Business Combination. In the event a Business Combination Agreement is not consummated, the Instinct Note shall be null and void and the Company shall not have any obligation to the Payee hereunder.
As of March 31, 2025, the Company had an outstanding balance of $225,000 under the Instinct Note.
Working Capital Loans
In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 units if $1,500,000 of notes were so converted) at the option of the lender. Such units would be identical to the Private Placement Units. The terms of such Working Capital Loans by the Sponsor or its affiliates, or the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. At March 31, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.
Administrative Service Fee
The Company entered into an administrative services agreement on the effective date of the registration statement for the IPO pursuant to which the Company will pay an affiliate of the Sponsor a total of $10,000 per month, for up to 18 months, for office space, utilities and secretarial and administrative support. Upon completion of the Company’s initial Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2025, the Company incurred $30,000 of administrative service fees and $155,000 payable recoded as accrued costs and expenses on the accompanying condensed consolidated balance sheets. For the three months ended March 31, 2024, the Company incurred $30,000 of administrative service fees and $45,000 payable recoded as accrued costs and expenses on the accompanying condensed consolidated balance sheets.
Due to Related Party
At March 31, 2025 and December 31, 2024, the Company had $28,771 due to a related party.
Due from Sponsor
Due from Sponsor is a non-interest-bearing advance and is due on demand. At March 31, 2025 and December 31, 2024, $3,047 is included in due from sponsor in the accompanying condensed consolidated balance sheets.
Note 6 — Commitments and Contingencies
Registration and Stockholder Rights
The holders of the Founder Shares, Private Placement Units, the Private Placement Warrant, and the shares of Class A common stock underlying the Private Placement Warrants will have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement that was signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggyback” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement of which the IPO forms a part and may not exercise their demand rights on more than one occasion.
Business Combination Marketing Agreement
The Company engaged A.G.P. as an advisor in connection with the Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, to introduce the Company to potential investors that are interested in purchasing its securities in connection with the initial Business Combination, and to assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay A.G.P. a fee in cash for such services upon the consummation of the initial Business Combination in an amount equal to 3.5% of the gross proceeds of the IPO, or $5,031,250 in the aggregate. Pursuant to the terms of the Business Combination marketing agreement, no fee will be due if the Company does not complete an initial Business Combination. As of March 31, 2025, no expense has been recorded as the Business Combination is not deemed probable.
Business Combination Agreement
On February 13, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) the Company, (ii) Relativity Holdings Inc., a Delaware

corporation and a wholly owned subsidiary of Relativity (“Pubco”), (iii) Relativity Purchaser Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (the “Merger Sub”), (iv) SVES GO, LLC, a Florida limited liability company, SVES LLC, a Florida limited liability company, SVES CP LLC, a Florida limited liability company and SVES Apparel LLC, a Florida limited liability company (collectively, the “Operating Companies” or “SVES”), (v) SVGO LLC, ESGO LLC, SV Apparel LLC, and ES Business Consulting LLC (each a “Seller”), (vi) Timothy J. Fullum and Salomon Murciano, (vii) the Sponsor and (viii) Timothy J. Fullum. SVES is a key intermediary connecting full-price fashion brands with off-price retailers that are able to sell inventory that would otherwise be sold or disposed of by full-price brands at a significant loss. At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), in accordance with the DGCL, (a) the Merger Sub will merge with and into the Company, with the Company surviving the Business Combination as a wholly owned subsidiary of Pubco, and (b) each Seller will contribute all of its ownership interest in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $632,000,000, to be paid in the common stock of Pubco valued at $10.00 per share of common stock. At the Closing, each public warrant of the Company will be converted into one Pubco public warrant and each private warrant of the Company will be converted into one Pubco private warrant, in each case with such Pubco warrant having substantially the same terms and conditions as set forth in the respective Company warrants, except that in each case they will represent the right to acquire shares of Pubco common stock in lieu of shares of Class A common stock.
On April 19, 2023, the Company, the Purchaser Representative and the Seller Representative entered into the Second Amendment to the Business Combination Agreement (the “Second BCA Amendment”) pursuant to which the parties amended the Business Combination Agreement, as amended, in order (i) to extend the date by which the Seller Representative is required to deliver Audited Company Financials to the Company from April 7, 2023 to May 1, 2023, (ii) to extend the period of time in which the Company may conduct additional due diligence on SVES (the “Due Diligence Period”) from 5:00 p.m. on April 7, 2023 to 5:00 p.m. May 1, 2023 and (iii) in connection with the transactions contemplated by the Business Combination Agreement, to permit the Company, subject to receiving any required consent from the holders of Public Warrants, to convert the Public Warrants into Class A common stock in a manner and amount to be specified in the Proxy Statement and approved by the Seller Representative, which Class A common stock would be converted automatically into the right to receive one share of Pubco common stock at the Closing.
On August 11, 2023, the parties entered into a Third Amendment to the Business Combination Agreement, pursuant to which the parties amended the Business Combination Agreement in order to, among other things, (i) extend the Due Diligence Period and the date of the required delivery of disclosure schedules to August 31, 2023, (ii) provide for a proposal in the Proxy Statement to approve an amendment to the Company’s current charter to eliminate the requirement that the Company retain at least $5,000,001 of net tangible assets following the redemption of the Company’s public shares in connection with the Business Combination, and to further amend the closing condition in the Business Combination Agreement such that the Company would not be required to retain at least $5,000,001 of net tangible assets following the redemption of public shares in the event such proposal is approved, and (iii) extend the Outside Date to February 15, 2024.
On May 15, 2024, the Company and SVES mutually terminated the SVES Business Combination Agreement. As part of the termination the SVES Promissory Note was declared null and void.
On February 28, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) the Company (together with its successors, the “Purchaser”), (ii) Relativity Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Pubco”), (iii) Relativity Purchaser Merger Sub II Inc., a company to be formed in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Merger Sub” and the Merger Sub, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (iv) Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan (an “Operating Company” and “Target Company”) and its shareholder (“Seller”), (vi) Tomoki Nagano (“Founder”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Pubco (other than the Seller) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), and (viii) Tomoki Nagano in the capacity as the representative from and after the date hereof for the Seller in accordance with the terms and conditions of this Agreement (the “Seller Representative”).

Note 7 — Fair Value Measurement
The following tables present information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2025 and December 31, 2024 and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments in the Mutual Fund.
	March 31, 2025	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Public Warrants	$685,681	$—	$—	$685,681
Private Warrants	31,183	—	—	31,183
Warrant Liabilities	$716,864	$—	$—	$716,864
	December 31, 2024	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Public Warrants	$518,219	$—	$—	$518,219
Private Warrants	23,568	—	—	23,568
Warrant Liabilities	$541,787	$—	$—	$541,787
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers during the year ended December 31, 2024 and for the three months ended March 31, 2025.
The warrants were initially classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs. The subsequent measurement of the Public Warrants is classified as Level 1 due to the use of an observable market price of these warrants. On December 31, 2022, the Public Warrants were reclassified to Level 2 as no trading activity took place on the reporting dates. Subsequently, on December 31, 2023, the Public Warrants were reclassified to Level 3 as the Public Warrants were valued utilizing the market approach. The Company used the median warrant trading price of market comparable Special Purpose Acquisition Companies due to the lack of trading activity of the Company’s warrants. The Company chose Special Purpose Acquisition Companies with a similar initial public offering size and warrant coverage for the analysis. This approach requires a significant amount of judgment and is highly susceptible to variability based on the sample of comparable Special Purpose Acquisition Companies used.
The Private Warrants, since issuance, have been valued using a Monte Carlo model, which is considered to be a Level 3 fair value measurement. Inherent in a Monte Carlo options pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on projected volatility of comparable public companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is based on management assumptions regarding the timing and likelihood of completing a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. On December 31, 2023, the Private Warrants were valued utilizing the market approach, consistent with the valuation method applied to the Public Warrants.
As of March 31, 2025 and December 31, 2024, the Public and Private Warrants were valued utilizing the market approach as described above. The changes in the fair value of the Company’s Warrants have an effect on the Company’s net income, however, the changes in fair value have no effect on the cash flows of the Company.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at March 31, 2025 and December 31, 2024 measurement dates for Public and Private Warrants:
Measurement Date	Range	Median
March 31, 2025	$0.008 – $0.390	$0.048
December 31, 2024	$0.015 – $0.100	$0.036
The change in the fair value of the warrant liabilities, measured using Level 3 inputs, for the three months ended March 31, 2025 and 2024 is summarized as follows:
Warrant Liabilities
Warrant liabilities at December 31, 2024	$541,787
Change in fair value of warrant liabilities	175,077
Warrant liabilities at March 31, 2025	$716,864
Warrant Liabilities
Warrant liabilities at December 31, 2023	$526,007
Change in fair value of warrant liabilities	(157,802)
Warrant liabilities at March 31, 2024	$368,205
Note 8 — Warrant Liability
As of March 31, 2025 and December 31, 2024, there were 15,028,750 warrants outstanding. The Company accounted for the 15,028,750 warrants issued in connection with the IPO (14,375,000 Public Warrants and 653,750 Private Placement Warrants) in accordance with the guidance contained in ASC Topic 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability is adjusted to fair value, with the change in fair value recognized in the Company’s unaudited condensed consolidated statements of operations.
Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of this offering and will expire at 5:00 p.m., New York City time on the warrant expiration date, which is five years after the completion of the initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the Trust Account.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying the Company’s obligations described below with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 52nd day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

Note 9 — Stockholders’ Deficit
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At March 31, 2025 and December 31, 2024, there were no shares of preferred stock issued or outstanding.

Class A Common Stock
The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2025 and December 31, 2024, there were 4,247,499 shares of Class A common stock issued or outstanding, respectively, excluding 62,488 and 63,241 shares subject to possible redemption, respectively.
Class B Common Stock
The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At March 31, 2025 and December 31, 2024, there was 1 share of Class B common stock issued and outstanding. At December 31, 2022, there were 468,750 Class B shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full so that the Founder Shares would represent, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the IPO (assuming the Sponsor did not purchase any public shares in the IPO). As of February 15, 2022, the over-allotment option was fully exercised and such shares were no longer subject to forfeiture.
On February 27, 2023, the Company issued an aggregate of 3,593,749 shares of its Class A common stock, par value $0.0001 per share, to the Sponsor, A.G.P./Alliance Global Partners, George Syllantavos and Anastasios Chrysostomidis, the holders of the Company’s Class B common stock, par value $0.0001 per share, upon the conversion of an equal number of shares of Class B Common Stock (the “Conversion”). The 3,593,749 shares of Class A Common Stock issued in connection with the Conversion are subject to the same restrictions as applied to the shares of Class B Common Stock before the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination, as described in the prospectus for the Company’s initial public offering. Following the Conversion, there are 4,400,794 shares of Class A Common Stock issued and outstanding and one share of Class B Common Stock issued and outstanding.
The remaining share of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO (not including the shares of Class A common stock issuable to the Representative) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company). The Company cannot determine at this time whether a majority of the holders of the Class B common stock at the time of any future issuance would agree to waive such adjustment to the conversion ratio. They may waive such adjustment due to (but not limited to) the following: (i) closing conditions which are part of the agreement for the initial Business Combination; (ii) negotiation with Class A stockholders on structuring an initial Business Combination; or (iii) negotiation with parties providing financing which would trigger the anti-dilution provisions of the Class B common stock. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of the Class B common stock but would reduce the percentage ownership of holders of the Class A common stock. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of the Company’s common stock. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A common stock issues in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Note 10 — Segment Reporting
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.
The Company’s CODM has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.
The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the condensed consolidated statements of operations as net loss. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net loss and total assets, which include the following:
	March 31, 2025	December 31, 2024
Cash held in Trust Account	$773,667	$769,267
Cash	$45,438	$1,674
	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024
Formation and operating costs	$293,991	$407,744
Interest income on cash and investments held in Trust Account	$6,111	$16,109
The CODM reviews interest earned on marketable securities held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.
Formation and operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews these costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Formation and operating costs, as reported on the condensed consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis.
All other segment items included in net income are reported on the condensed consolidated statements of operations and described within their respective disclosures.
Note 11 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

INSTINCT BROTHERS GROUP
STATEMENT BY DIRECTORS
The Directors of Instinct Brothers Group state that, in our opinion, the accompanying combined financial statements are drawn up in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, so as to give a true and fair view of the financial position of Instinct Brother Group as at 30 November 2024 and 30 November 2023 and of the combined financial performance and the combined cash flows of the Group for the years ended on those dates.
The Board of Directors has, on the date of this statement, authorised these combined financial statements for issue

NAGANO TOMOKI

NAGANO FUMIHIRO / NAITO YUJI /
SATO WATARU / ZHAO QIAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
INSTINCT BROTHERS CO. LTD. (3011401015509)
ARTISAN PRODUCTION CO. LTD. (1080401024564)
HIROKI GLOBAL CO. LTD. (1011402006954)
INSTINCT RAS CO. LTD. (8011001140132)
(HEREINAFTER COLLECTIVELY REFERRED TO AS
“GROUP” OR “INSTINCT BROTHERS GROUP”)
(Incorporated in Japan)
Opinion on the Combined Financial Statements
We have audited the combined financial statements of Instinct Brothers Group and its combining entities as disclosed in Note 1 to the combined financial statements, which comprises the combined statements of financial position of Instinct Brothers Group as of 30 November 2024 and 30 November 2023, the combined statements of profit and loss and other comprehensive income, combined statements of changes in equity and combined statements of cash flows, for the years ended 30 November 2024 and 30 November 2023, and the related notes to the combined financial statements, including material accounting policy information (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of 30 November 2024 and 30 November 2023, and the results of their operations and their cash flows for the years ended 30 November 2024 and 30 November 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
INSTINCT BROTHERS CO. LTD. (3011401015509)
ARTISAN PRODUCTION CO. LTD. (1080401024564)
HIROKI GLOBAL CO. LTD. (1011402006954)
INSTINCT RAS CO. LTD. (8011001140132)
(HEREINAFTER COLLECTIVELY REFERRED TO AS
“GROUP” OR “INSTINCT BROTHERS GROUP”)
(Incorporated in Japan)
Basis for Opinion (Cont’d)
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ MORISON LC PLT
MORISON LC PLT
Firm Number: 202206000028 (LLP0032572-LCA)
Chartered Accountants
KUALA LUMPUR, MALAYSIA
23 May 2025

INSTINCT BROTHERS GROUP
COMBINED BALANCE SHEETS
	Note	30 November 2024 JPY	30 November 2023 JPY	30 November 2024 USD	30 November 2023 USD
			(Restated)		(Restated)
ASSETS
Non-current assets
Property, plant and equipment	5	129,754,024	140,267,208	865,027	953,817
Intangible asset	6	5,825,562	5,990,995	38,837	40,739
Right-of-use assets	7	33,538,862	54,534,666	223,592	370,836
Other receivables	11	24,656,884	19,756,953	164,379	134,347
Deferred tax assets	8	—	2,811,891	—	19,121
		193,775,332	223,361,713	1,291,835	1,518,860
Current assets
Inventories	9	55,314,102	69,591,768	368,761	473,223
Trade receivables	10	63,058,535	51,423,925	420,390	349,683
Other receivables	11	76,286,683	58,340,961	508,578	396,719
Tax recoverable		451,803	64,431,987	3,012	438,138
Cash and bank balances	12	76,866,908	35,349,992	512,446	240,380
		271,978,031	279,138,633	1,813,187	1,898,143
Total assets		465,753,363	502,500,346	3,105,022	3,417,003
EQUITY
Invested share capital*		9,500,000	9,500,000	83,600	83,600
Retained earnings		341,070,008	329,814,299	3,106,629	3,031,972
Foreign currency translation reserve		—	—	(853,096)	(808,234)
Total equity		350,570,008	339,314,299	2,337,133	2,307,338
LIABILITIES
Non-current liability
Other payables	15	2,000,000	2,000,000	13,333	13,600
Lease liabilities	13	13,793,724	34,148,168	91,958	232,207
		15,793,724	36,148,168	105,291	245,807
Current liabilities
Trade payables	14	7,717,567	2,442,539	51,450	16,610
Other payables	15	68,400,802	76,782,695	456,006	522,122
Short-term borrowing	16	—	20,000,000	—	136,000
Lease liabilities	13	21,196,062	20,959,345	141,307	142,524
Taxation		2,075,200	6,853,300	13,835	46,602
		99,389,631	127,037,879	662,598	863,858
Total liabilities		115,183,355	163,186,047	767,889	1,109,665
Total equity and liabilities		465,753,363	502,500,346	3,105,022	3,417,003

*
Number of ordinary shares on combined basis

The accompanying notes are an integral part of the combined financial statements.

INSTINCT BROTHERS GROUP
COMBINED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME
	Note	30 November 2024 JPY	30 November 2023 JPY	30 November 2024 USD	30 November 2023 USD
			(Restated)		(Restated)
Revenue	17	416,219,119	504,822,738	2,760,704	3,432,795
Cost of sales		(114,870,802)	(67,065,386)	(761,917)	(456,045)
Gross profit		301,348,317	437,757,352	1,998,787	2,976,750
Other income		29,806,328	41,580,850	197,700	282,750
Net changes on impairment on financial assets		33,000	(11,963,282)	220	(81,350)
Other operating expenses		—	(7,152,950)		(48,640)
Administrative expenses		(311,585,716)	(371,943,432)	(2,066,692)	(2,529,216)
Finance costs		(536,345)	(1,245,018)	(3,557)	(8,466)
Profit before taxation		19,065,584	87,033,520	126,458	591,828
Taxation	18	(7,809,875)	(6,904,723)	(51,801)	(46,952)
Profit after tax		11,255,709	80,128,797	74,657	544,876
Other comprehensive income not to be reclassified to profit or loss:
Exchange translation differences		—	—	(44,862)	(129,592)
Total comprehensive income for the financial year		11,255,709	80,128,797	29,795	415,284
Earnings per share
– Basic		1.18	8.43	0.36	4.97
The accompanying notes are an integral part of the combined financial statements.

INSTINCT BROTHERS GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY
	Number of shares	Share capital JPY	Retained earnings JPY	Total JPY
			(Restated)	(Restated)
As at 1 December 2022	618	9,500,000	249,685,502	259,185,502
Net profit for the financial year, representing total comprehensive income for the financial year	—	—	80,128,797	80,128,797
As at 30 November 2023	618	9,500,000	329,814,299	339,314,299
Net profit for the financial year, representing total comprehensive income for the financial year	—	—	11,255,709	11,255,709
As at 30 November 2024	618	9,500,000	341,070,008	350,621,603
	Number of shares	Share capital USD	Retained earnings USD	Currency translation differences USD	Total USD
			(Restated)		(Restated)
As at 1 December 2022	618	83,600	2,487,096	(678,642)	1,892,054
Profit for the financial year	—	—	544,876	—	544,876
Other comprehensive loss	—	—	—	(129,592)	(129,592)
Total comprehensive income/(loss) for the financial year	—	—	544,876	(129,592)	415,284
As at 30 November 2023	618	83,600	3,031,972	(808,234)	2,307,338
Profit for the financial year	—	—	74,657	—	74,657
Other comprehensive loss	—	—	—	(44,862)	(44,862)
Total comprehensive income/(loss) for the financial year	—	—	74,657	(44,862)	29,795
As at 30 November 2024	618	83,600	3,106,629	(853,096)	2,337,133
The accompanying notes are an integral part of the combined financial statements.

INSTINCT BROTHERS GROUP
COMBINED STATEMENTS OF CASH FLOWS
	Note	30 November 2024 JPY	30 November 2023 JPY	30 November 2024 USD	30 November 2023 USD
			(Restated)		(Restated)
Cash flows from operating activities
Profit before taxation		19,065,584	87,033,520	126,458	591,828
Adjustments for:
Depreciation of:
– property, plant and equipment		11,718,584	11,321,903	77,727	76,989
– intangible assets		2,998,758	2,589,520	19,890	17,609
– right-of-use assets		20,995,804	17,956,638	139,261	122,105
Interest income		(941,546)	(2,780,632)	(6,245)	(18,908)
Loss on property, plant and equipment written off		—	2,191,803	—	14,904
Interest expense		536,345	1,245,018	3,557	8,466
Net impairment loss on – trade receivables		33,000	11,963,282	220	81,350
Operating profit before changes in working capital		54,406,529	131,521,052	360,868	894,343
Changes in working capital:
Inventories		14,277,666	(43,210,570)	104,462	(280,641)
Trade receivables		(11,667,610)	22,562,970	(70,926)	190,421
Other receivables		(22,845,653)	(53,808,006)	(138,645)	(341,570)
Trade payables		5,275,028	(7,272,584)	34,840	(54,311)
Other payables		(8,381,893)	(35,876,693)	(66,383)	(301,291)
Cash generated from operations carried forward		31,064,067	13,916,169	224,216	106,951
Cash generated from operations		31,064,067	13,916,169	224,216	106,951
Interest received		941,546	2,780,632	6,245	18,908
Interest paid		(39,691)	(725,089)	(263)	(4,930)
Tax paid		(9,776,084)	(155,118,110)	(64,843)	(1,098,715)
Tax refunded		63,980,184	—	424,369	—
Net cash generated from/(used in) operating activities		86,170,022	(139,146,398)	589,724	(977,786)
Cash flows from investing activities
Additions of:
– property, plant and equipment		(1,205,400)	(10,339,735)	(7,995)	(70,310)
– intangible assets (net)		(2,833,325)	—	(18,793)	—
Net cash used in investing activities		(4,038,725)	(10,339,735)	(26,788)	(70,310)
Cash flows from financing activities
Drawdown of borrowings		—	60,000,000	—	408,000
Repayment of borrowings		(20,000,000)	(40,000,000)	(132,656)	(272,000)
Repayment of lease liabilities	ii	(20,117,727)	(17,615,578)	(133,437)	(113,684)
Interest paid in relation to lease liabilities	ii	(496,654)	(519,929)	(3,294)	(3,536)
Net cash (used in)/generated from financing activities		(40,614,381)	1,864,493	(269,387)	18,780
Net increase/(decrease) in cash and cash equivalents		41,516,916	(147,621,640)	293,549	(1,029,316)
Effect of exchange rate fluctuations on cash and cash equivalent		—	—	(21,483)	(65,997)
Cash and cash equivalents at the beginning of the financial year		35,349,992	182,971,632	240,380	1,335,693
Cash and cash equivalents at the end of the financial year		76,866,908	35,349,992	512,446	240,380
Notes to the combined statements of cash flows
i. Purchase of right-of-use assets
Total purchase		—	36,963,237	—	251,350
Less: by way of lease liabilities		—	(36,963,237)	—	(251,350)
		—	—	—	—
ii. Cash outflows for leases as a lessee
Included in net cash from operating activities
Payment relating to short-term leases		6,994,999	6,534,600	46,397	44,435
Included in net cash from financing activities
Payment of lease liabilities		20,171,727	17,615,578	133,437	113,684
Interest paid in relation to lease liabilities		496,654	519,929	3,294	3,536
		27,663,380	24,670,107	183,128	161,655
The accompanying notes are an integral part of the combined financial statements.

INSTINCT BROTHERS CO. LTD. (3011401015509)
ARTISAN PRODUCTION CO. LTD. (1080401024564)
HIROKI GLOBAL CO. LTD. (1011402006954)
INSTINCT RAS CO. LTD. (8011001140132)
Note 1.   Corporate Information
General information
Instinct Brothers Co. Ltd., Artisan Production Co. Ltd., Hiroki Global Co. Ltd. and Instinct Ras Co. Ltd. (hereinafter collectively referred to as “Group” or “Instinct Brothers Group”) are joint-stock companies incorporated and domiciled in Japan.
The principal places of businesses and principal activities of the businesses are as follows:
Companies’ names	Principal place of business	Principal activities of business
Instinct Brothers Co. Ltd.	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan	Sales, management and shipping of regenerative medicine and stem cell cosmetics
Hiroki Global Co. Ltd.	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan	Import and trading of stem cells raw material, medicine, beauty and healthy products
Instinct Ras Co. Ltd.	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan	Sales, branding, design and marketing of products
Artisan Production Co. Ltd.	9899, Obuchi, Kakegawa City, Shizuoka Prefecture, Japan	Manufacturing of healthy foods, daily consumables using stem cells
The financial results, position, performance, and cash flows for the years ended 30 November 2024 and 30 November 2023 of each company listed above have been combined, as they were under common control throughout the reporting periods by virtue of common controlling shareholders. These combined financial statements were authorised for issue by the Board of Directors on the date of the Directors’ Statement.
Note 2.   Basis of Presentation
Statement of Compliance
The combined financial statements for the years ended 30 November 2024 and 30 November 2023 of the Group have been prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.
Adoption of new and amended statements
The Group has adopted all the new, revised IAS, IFRS and interpretations and amendments to IAS, IFRS issued by the IASB that are mandatory for current financial year.
IFRS 17 “Insurance Contracts”
Amendments to IFRS 17 “Insurance Contracts” (Initial application of IFRS 17 and IFRS 9 —  Comparative Information)
Amendments to IAS 1 “Presentation of Financial Statements” (Disclosure of Accounting Policies)

Note 2.   Basis of Presentation (continued)
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (Definition of Accounting Estimates)
Amendments to IAS 12 “Income Taxes” (Deferred Tax related to Assets and Liabilities arising from a Single Transaction)
Standards issued but not yet effective
The following are accounting standards, amendments and interpretations of the IFRS framework that have been issued by the International Accounting Standards Board (“IASB”) but have not been adopted by the Group:
Annual periods beginning on or after 1 January 2024
Amendments to IFRS 16 “Leases” (Lease Liability in a Sale and Leaseback)
Amendments to IAS 1 “Presentation of Financial Statements” (Non-Current Liabilities with Covenants)
Amendments to IAS 1 “Presentation of Financial Statements” (Classification of Liabilities as Current or Non-current)
Amendments to IAS 7 and IFRS 107 “Supplier Finance Arrangements”
Annual periods beginning on/after 1 January 2025
Amendments to IAS 21 “Lack of Exchangeability
Annual periods beginning on/after 1 January 2026
Amendments to IFRS 7 and 9 “Classification and Measurement of Financial Instruments”
Amendments to IFRS 7 and 9 “Contracts Referencing Nature-dependent Electricity”
Annual periods beginning on/after 1 January 2027
IFRS 18 “Presentation in Financial Statements” (Original Issue)
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
Effective date yet to be determined
Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture)
The Group intends to adopt the above new and amendments to IAS, IFRSs when they become effective.
The adoption of these new and amendments to IAS, IFRS pronouncements did not result in significant changes to the Group’s accounting policies and has no material effect on the amounts or the disclosures reported for the current or prior reporting periods.
Basis of measurement
The combined financial statements are prepared by combining the financial statements of separate entities, segments or components of a group under common control that do not meet the definition of a ‘legal group’. The combined financial statements comprise the financial statements of the abovenamed companies under common management as at the end of the reporting period. The financial statements of the companies used in the preparation of the combined financial statements are prepared for the same reporting date. Consistent accounting policies are applied to like transactions and events in similar circumstances.

Note 2.   Basis of Presentation (continued)
All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.
The combined financial statements are historical financial information and such combined financial statements of the new reporting entity should comprise of all income and expenses of economic activities arising from its business. Income and expenses that are clearly identifiable in all economic activities should be included in the combined financial statements, using a reasonable basis of allocation, considering whether a) the assets and liabilities will be part of the new reporting entity; b) there was any intra-group recharge between the parent and the new reporting entity; and c) the recharges represent amounts actually incurred and the basis of these recharges has been established. The new reporting entity should comply with the requirements of IAS 12 to allocate income tax of separate entities for the preparation of the combined financial statements.
The legal status of the new reporting entity subsequent to the transaction should be taken into consideration when determining allocation of such expenses. The Group can either treats the economic activities as if they were an independent group for tax purposes; or treat the business as a separate tax payer within the Group from which it is being separated; or allocate tax balances on a proportionate basis by applying the overall Group’s tax rate to the income earned by the business. Revenue was included based on specific identification as they relate to customers and revenue type of the merchant retail business.
Functional and presentation currency
These combined financial statements have been presented in United States dollar (“USD” or “US$”) while the Group’s functional currency remain in Japanese Yen (“JPY” or “JP¥”). The combined financial statements are stated in Japanese yen, the currency of the country in which the combining entities are incorporate and operates. The translations of Japanese yen amounts into U.S. dollar amounts have been made at the following rates :
(i)
¥138 to $1, the approximate rate of exchange at year ended 1 December 2022;

(ii)
¥147 to $1, the approximate rate of exchange at year ended 30 November 2023; and

(iii)
¥150 to $1 the approximate rate of exchange at year ended 30 November 2024.

Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. All financial information presented in USD have been rounded to the nearest dollar, unless otherwise stated.
Note 3.   Material Accounting Policy Information
The Group applies the significant accounting policies set out below, consistently throughout all periods presented in the combined financial statements unless otherwise stated.
(a)
Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The policy of recognition and measurement of impairment losses is in accordance with Note 3(h).
(i)
Recognition and measurement

Cost includes expenditures that are directly attributable to the acquisition of the assets and any other costs directly attributable to bringing the asset to working condition for its intended use, cost of replacing component parts of the assets, and the present value of the expected cost for the decommissioning of the assets after their use. The cost of self-constructed assets also includes the cost of materials and direct labour. For qualifying assets, borrowing costs are capitalised in accordance with the accounting policy on borrowing costs. All other repair and maintenance costs are recognised in profit or loss as incurred.

Note 3.   Material Accounting Policy Information (continued)
The cost of property, plant and equipment recognised as a result of a business combination is based on fair value at acquisition date. The fair value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of other items of plant and equipment is based on the quoted market prices for similar items.
When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Property, plant and equipment are derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss.
(ii)
Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.
(iii)
Depreciation

Freehold land is not depreciated. Depreciation is recognised in the profit or loss on straight line basis to write off the cost of each asset to its residual value over its estimated useful life.
Except for freehold land, property, plant and equipment are depreciated based on the estimated useful lives of the assets as follows:
Freehold buildings and renovation	15 to 20 years
Signboard	10 years
Motor vehicles	6 years
Machineries	10 years
Computers and equipment	4 to 5 years
The residual values, useful lives and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in property, plant and equipment.
(b)
Intangible assets

Intangible assets acquired are measured initially at cost. Following initial acquisition, intangible asset is measured at cost less any accumulated impairment losses.
Intangible asset is tested for impairment annually, irrespective of whether there is any indication of impairment. The useful life of intangible asset is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Software is depreciated based on the estimated useful lives of 5 years.
Intangible asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any and the net carrying amounts is recognised in the profit or loss in the year the asset is derecognised.

Note 3.   Material Accounting Policy Information (continued)
(c)
Financial assets

Debt instruments
Financial assets are recognised in the statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.
When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at FVTPL, directly attributable transaction costs. The Group determines the classification of its financial assets at initial recognition, and the categories include trade and other receivables, financial assets at fair value through profit or loss and cash and bank balances.
(i)
Financial assets at amortised cost

The Group measures financial assets at amortised cost if both of the following conditions are met:
•
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.
(ii)
Fair value through other comprehensive income

The Group has not designated any financial assets as FVTOCI.
(iii)
Financial assets at fair value through profit or loss

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortised cost or FVOCI are classified as FVTPL. Movement in fair values and interest income is recognised in profit or loss in the period in which it arises.
Equity instruments
The Group subsequently measures all its equity investments at fair value. Equity investments are classified as FVTPL with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Group has elected to recognise changes in fair value of equity securities not held for trading in OCI as these are strategic investments and the Group considers this to be more relevant. Movements in fair values of investments classified as FVOCI are recognised in OCI. Dividends from equity investments are recognised in profit or loss when the Group’s and Company’s right to receive payments is established.
Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned. All regular way purchases and sales of financial assets are recognised or derecognised on the trade date i.e., the date that the Group commits to purchase or sell the asset.
A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received for financial instrument is recognised in profit or loss.
(d)
Financial liabilities

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instruments. All financial liabilities are recognised initially at fair value plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

Note 3.   Material Accounting Policy Information (continued)
After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.
(a)   Offsetting of financial liabilities
Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.
(e)
Leases

(i)
Where the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.
Right-of-use (“ROU”) assets
The Group recognises a ROU asset and lease liability at the date which the underlying asset is available for use. ROU assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the ROU assets.
The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term which is determined on the same basis as property, plant and equipment.
Lease liabilities
The initial measurement of lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.
Lease payments include the following:
•
Fixed payment (including in-substance fixed payments), less any lease incentives receivables;

•
Variable lease payment that are based on an index or rate, initially measured using the index or rate as at the commencement date;

•
Amount expected to be payable under residual value guarantees;

•
The exercise price of a purchase option if is reasonably certain to exercise the option; and

•
Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease

Note 3.   Material Accounting Policy Information (continued)
and non-lease component. Lease liability is measured at amortised cost using the effective interest method. Lease liability shall be remeasured when:
•
There is a change in future lease payments arising from changes in an index or rate;

•
There is a change in the Group’s assessment of whether it will exercise an extension option; or

•
There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.
Short term and low value leases
The Group has elected to not recognise ROU assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.
Variable lease payments
Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognise those lease payments in profit or loss in the periods that triggered those lease payments.
(f)
Inventories

Finished goods are stated at the lower of cost and net realisable value after adequate allowance has been made for all deteriorated, damaged, obsolete or slow-moving inventories.
Cost of manufactured and trading products is determined on weighted average basis respectively. The cost comprises all costs of purchase, costs of conversion, direct labour, other direct costs and related production overheads based on normal operating capacity and other costs incurred in bringing the inventories to their present location and condition.
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
(g)
Impairment of financial assets

The Group recognised an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (“a 12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).
For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Note 3.   Material Accounting Policy Information (continued)
(h)
Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.
An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss unless it reverses a previous revaluation in which it is charged to the revaluation surplus.
Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the financial year in which the reversals are recognised.
(i)
Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and cash at bank which are subject to an insignificant risk of changes in value. For the purpose of the statements of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.
(j)
Share capital

Ordinary shares are classified as equity. Other shares are classified as equity and/or liability according to the economic substance of the particular instrument. The transaction costs of an equity transaction are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.
(k)
Revenue recognition

(i)
Revenue from contracts with customers

Revenue is recognised when the Group satisfied a performance obligation (“PO”) by transferring a promised good or services to the customer, which is when the customer obtains control of the good or service. A PO may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied PO.
The Group recognises revenue from the sales of goods and services rendered. Revenue from sale of goods is recognised when control of the products has transferred, and the payment terms can be identified, and it is probable that the Group will collect the consideration to which it will be entitled to in exchange of those goods or services, being at the point the customer purchases the goods.
Revenue is recognised based on the price specified in the contract net of the rebates, discounts and taxes. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Note 3.   Material Accounting Policy Information (continued)
It is the Group’s policy to sell its products to the end customer with a right of return within 14 days. The Group uses its accumulated historical experience to estimate the number of returns using the expected value method. It is highly probable that a significant reversal in the cumulative revenue recognised will not occur given the consistent level of returns over previous years. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date. No contract liability (refund liability) nor the right to the returned goods are recognised for the products expected to be returned as the return rate is assessed to be insignificant, based on accumulated experience of the Group.
(ii)
Other revenue and income

Revenue and income from other sources are recognised as follows:
Rental income
Rental income is recognised on a straight-line basis over the tenure of the lease.
Interest income
Interest income is recognised on an accrual basis using the effective interest method.
(l)
Income taxes

Tax expense in profit or loss comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous years.
(m)
Provision

A provision is recognised when there is a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.
(n)
Contingencies

Where it is not probable that an inflow or an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the asset or the obligation is disclosed as a contingent asset or contingent liability, unless the probability of inflow or outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent assets or contingent liabilities unless the probability of inflow or outflow of economic benefits is remote.
Note 4.   Significant accounting judgements, estimates and assumptions
The preparation of the combined financial statements in conformity with IAS and IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting dates. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.
Judgements
The following are the judgements made by management in the process of applying the accounting policies that have the most significant effect on the amounts recognised in the financial statements:

Note 4.   Significant accounting judgements, estimates and assumptions (continued)
Determining the lease term of contracts with renewal and termination options — company as lessee
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation to the leased asset).
The Group includes the renewal period as part of the lease term for leases of land and building with non-cancellable period included as part of the lease term as these are reasonably certain to be exercised because there will be a significant negative effect on operation if a replacement asset is not readily available. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.
Key sources of estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are set out below:
Useful lives/amortisation of property, plant and equipment, right-of-use (“ROU”) asset and intangible assets
The Group regularly reviews the estimated useful lives of property, plant and equipment, ROU and intangible assets based on factors such as business plan and strategies, expected level of usage and future technological developments. Future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned above. A reduction in the estimated useful lives of property, plant and equipment, ROU and intangible assets would increase the recorded depreciation and decrease the value of property, plant and equipment, ROU and intangible assets. The carrying amount at the reporting date for property, plant and equipment, ROU and intangible assets are disclosed in Notes 5, 6 and 7 to the financial statements.
Inventories valuation
Inventories are measured at the lower of cost and net realisable value. The Group estimates the net realisable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Group’s products, the Group might be required to reduce the value of its inventories. Details of inventories are disclosed in Note 9 to the financial statements.
Discount rate used in leases
Where the interest rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate to measure the lease liabilities. The incremental borrowing rate is the interest rate that the Group would have to pay to borrow over a similar term, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Therefore, the incremental borrowing rate requires estimation, particularly when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs when available and is required to make certain entity-specific estimates.

Note 5:   Property, plant and equipment
	Land	Freehold buildings, renovation and signboard	Machineries	Motor vehicles	Computers and equipment	Total
	JPY	JPY	JPY	JPY	JPY	JPY
Cost
At 1 December 2022	49,382,000	65,804,920	15,313,297	31,142,689	690,093	162,332,999
Addition	—	5,019,387	—	4,800,000	520,348	10,339,735
Written off	—	(2,268,388)	—	—	—	(2,268,388)
At 30 November 2023	49,382,000	68,555,919	15,313,297	35,942,689	1,210,441	170,404,346
Addition	—	659,100	—	—	546,300	1,205,400
At 30 November 2024	49,382,000	69,215,019	15,313,297	35,942,689	1,756,741	171,609,746
Accumulated depreciation
At 1 December 2022	—	6,498,396	1,965,058	10,286,710	141,656	18,891,820
Addition	—	3,568,788	1,531,330	5,990,448	231,337	11,321,903
Written off	—	(76,585)	—	—	—	(76,585)
At 30 November 2023	—	9,990,599	3,496,388	16,277,158	372,993	30,137,138
Addition	—	3,891,958	1,531,330	5,990,448	304,848	11,718,584
At 30 November 2024	—	13,882,557	5,027,718	22,267,606	677,841	41,855,722
Carrying amount
At 30 November 2023	49,382,000	58,565,320	11,816,909	19,665,531	837,448	140,267,208
At 30 November 2024	49,382,000	55,332,462	10,285,579	13,675,083	1,078,900	129,754,024
	Land	Freehold buildings, renovation and signboard	Machineries	Motor vehicles	Computers and equipment	Total
	USD	USD	USD	USD	USD	USD
Cost
At 1 December 2022	360,488	480,375	111,787	227,342	5,038	1,185,030
Addition	—	34,132	—	32,640	3,538	70,310
Written off	—	(15,425)	—	—	—	(15,425)
Currency translation differences	(24,690)	(32,903)	(7,657)	(15,572)	(345)	(81,167)
At 30 November 2023	335,798	466,179	104,130	244,410	8,231	1,158,748
Addition	—	4,372	—	—	3,624	7,996
Currency translation differences	(6,585)	(9,117)	(2,041)	(4,792)	(143)	(22,678)
At 30 November 2024	329,213	461,434	102,089	239,618	11,712	1,144,066
Accumulated depreciation
At 1 December 2022	—	47,438	14,345	75,093	1,034	137,910
Addition	—	24,268	10,413	40,735	1,573	76,989
Disposal	—	(521)	—	—	—	(521)
Currency translation differences	—	(3,249)	(983)	(5,143)	(72)	(9,447)
At 30 November 2023	—	67,936	23,775	110,685	2,535	204,931
Addition	—	25,815	10,157	39,734	2,021	77,727
Currency translation differences	—	(1,200)	(414)	(1,968)	(37)	(3,619)
At 30 November 2024	—	92,551	33,518	148,451	4,519	279,039
Carrying amount
At 30 November 2023	335,798	398,243	80,355	133,725	5,696	953,817
At 30 November 2024	329,213	368,883	68,571	91,167	7,193	865,027

Note 6:   Intangible Asset
	Software	Software
	JPY	USD
Cost
At 1 December 2022	12,947,560	94,517
Currency translation differences	—	(6,474)
At 30 November 2023	12,947,560	88,043
Additions	2,833,325	18,793
Currency translation differences	—	(1,630)
At 30 November 2024	15,780,885	105,206
Accumulated depreciation
At 1 December 2022	4,367,045	31,879
Addition	2,589,520	17,609
Currency translation differences	—	(2,184)
At 30 November 2023	6,956,565	47,304
Addition	2,998,758	19,890
Currency translation differences	—	(825)
At 30 November 2024	9,955,323	66,369
Carrying amount
At 30 November 2023	5,990,995	40,739
At 30 November 2024	5,825,562	38,837
Included in the additions to intangible assets in 30 November 2024 is government grants totalling of JPY6,166,665 (USD41,111), which has been accounted for as a reduction of the asset’s carrying amount. The grant is recognised in profit or loss over the useful life of the related asset through a corresponding reduction in depreciation expense.
This is in relation to the internally generated software developed for eCommerce website platform and is amortised over period of 5 years.
Note 7:   Right-of-Use Assets
	JPY	USD
Cost
At 1 December 2022	52,424,407	382,698
Addition	36,963,237	251,350
Currency translation differences	—	(26,212)
At 30 November 2023	89,387,644	607,836
Addition	—	—
Currency translation differences	—	(11,918)
At 30 November 2024	89,387,644	595,918

Note 7:   Right-of-Use Assets (continued)
	JPY	USD
Accumulated depreciation
At 1 December 2022	16,896,340	123,343
Addition	17,956,638	122,105
Currency translation differences	—	(8,448)
At 30 November 2023	34,852,978	237,000
Addition	20,995,804	139,9261
Currency translation differences	—	(3,935)
At 30 November 2024	55,848,782	372,326
Carrying amount
At 30 November 2023	54,534,666	370,836
At 30 November 2024	33,538,862	223,592

The Group leases buildings for their office, production and hostel for lease terms ranging from 1 to 5 years.
Note 8:   Deferred tax assets
Deferred tax assets arose from unrealised profit from sales of manufactured products among the combining entities in prior year.
Note 9:   Inventories
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Merchandise and finished goods	38,906,936	34,052,794	259,400	231,558
Raw materials and supplies	16,404,166	35,538,974	109,361	241,665
	55,314,102	69,591,768	368,761	473,223
Recognised as cost of sales	34,776,798	24,841,738	230,668	168,924
Note 10:   Trade receivables
Trade receivables are generally on 30 days term (2023: 30 days). They are recognised at their original invoice amounts which represent their fair values on initial recognition. Other credit terms are approved on a case-by-case basis.
The Group determines that a trade receivable is credit-impaired when the customer is experiencing significant financial difficulty and has defaulted in payments. Unless otherwise demonstrated, the Group generally considers a default to have occurred when the trade receivable is more than 90 days past due. The gross carrying amount of a credit-impaired trade receivable is directly written off when there is no reasonable expectation of recovery. This normally occurs when there is reasonable proof of customer insolvency.
The Group measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses using the simplified approach in accordance with IFRS 9. Such lifetime expected credit losses are calculated using a provision matrix based on historical observed default rates (adjusted for forward-looking estimates). The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished among the diversity of customer base.
The average credit loss rates were based on the payment profile of revenue over a period of 12 months and the corresponding historical credit losses experienced during the period. The rates were adjusted to reflect

Note 10:   Trade receivables (continued)
current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.
Trade receivables that are past due but not impaired are relate to a number of independent customers for whom there is no recent history of default.
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Trade receivables	63,091,537	438,479,941	420,610	2,981,663
Less: Allowance for impairment losses	(33,002)	(387,056,016)	(220)	(2,631,980)
	63,058,535	51,423,925	420,390	349,683
Included in trade receivables was an amount of JPY4,690,414 (USD31,269) (2023: Nil) due from related party in which a director has an equity interest and significant influence.
The reconciliation of movements in the impairment loss of trade receivables is as follows:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
At beginning of financial year	387,056,016	387,056,016	2,631,980	2,825,510
Charge for the financial year	33,000	—	220	—
Written off during the year	(387,056,014)	—	(2,567,271)	—
Currency translation differences	—	—	(64,709)	(193,530)
At end of financial year	33,002	387,056,016	220	2,631,980
The aged analysis of trade receivables as at the end of the reporting period:
	Gross amount	Loss allowance	Net amount	Gross amount	Loss allowance	Net amount
	JPY	JPY	JPY	USD	USD	USD
Year 2024
Not past due
Current	56,444,719	—	56,444,719	376,298	—	376,298
Past due
30 days	9,800	—	9,800	65	—	65
90 days	1,925,482	—	1,925,482	12,837	—	12,837
More than 90 days	4,711,536	(33,002)	4,678,534	31,410	(220)	31,190
	63,091,537	(33,002)	63,058,535	420,610	(220)	420,390
Year 2023
Not past due
Current	351,146,911	(283,669,589)	67,477,322	2,563,373	(2,070,788)	492,585
Past due
30 days	1,149,423	—	1,149,423	8,391	—	8,391
More than 90 days	1,526,383	(1,508,508)	17,875	11,143	(11,013)	130
	461,042,911	(387,056,016)	73,986,895	3,365,614	(2,825,510)	540,104

Note 11:   Other Receivables
	Gross amount	Loss allowance	Net amount	Gross amount	Loss allowance	Net amount
	JPY	JPY	JPY	USD	USD	USD
Year 2024
Non-current
Long term loan receivable	6,100,000	—	6,100,000	40,667	—	40,667
Deposit
Guarantee deposit	4,654,469	—	4,654,469	31,030	—	31,030
Security deposit	7,919,500	—	7,919,500	52,797	—	52,797
Rental deposit	5,966,365	—	5,966,365	39,775	—	39,775
Prepayment
Long-term prepaid expenses	16,550	—	16,550	110	—	110
	24,656,884	—	24,656,884	164,379	—	164,379
Current
Other receivables	81,567,557	(24,354,282)	57,213,275	543,784	(162,362)	381,422
Prepayment
Prepaid expenses	19,073,408	—	19,073,408	127,156	—	127,156
	100,640,965	(24,354,282)	76,286,683	670,940	(162,362)	508,578
Total	125,297,849	(24,354,282)	100,943,567	835,319	(162,362)	672,957
Included in other receivables was an amount of JPY53,860,285 (USD359,069) due from a related party. The amount due from related party is unsecured, interest-bearing at a rate of 1.1% per annum and repayable on demand. Related party is a corporation in which a director has an equity interest and significant influence.
	Gross amount	Loss allowance	Net amount	Gross amount	Loss allowance	Net amount
	JPY	JPY	JPY	USD	USD	USD
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Year 2023
Non-current
Deposit
Guarantee deposit	5,966,365	—	5,966,365	40,571	—	40,571
Security deposit	7,919,500	—	7,919,500	53,853	—	53,853
Rental deposit	4,200,000	—	4,200,000	28,560	—	28,560
Prepayment
Long-term prepaid expenses	1,671,088	—	1,671,088	11,363	—	11,363
	19,756,953	—	19,756,953	134,347	—	134,347
Current
Other receivables	62,328,576	(24,354,282)	37,974,294	423,834	(165,608)	258,226
Consumption tax	1,556,800	—	1,556,800	10,586	—	10,586
Prepayment
Prepaid expenses	18,809,867	—	18,809,867	127,907	—	127,907
	82,695,243	(24,354,282)	58,340,961	562,327	(165,608)	396,719
Total	102,452,196	(24,354,282)	78,097,914	696,674	(165,608)	531,066

Note 11:   Other Receivables (continued)
Included in other receivables was an amount of JPY35,361,380 (USD240,457) due from a related party. The amount due from related party is unsecured, interest-bearing at a rate of 1.1% per annum and repayable on demand. Related party is a corporation in which a director has an equity interest and significant influence.
The reconciliation of movements in the impairment loss of other receivables is as follows:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
		(Restated)		(Restated)
At beginning of financial year	24,354,282	12,391,000	165,609	90,454
Charge for the financial year	—	11,963,282	—	81,350
Currency translation difference	—	—	(3,247)	(6,195)
At end of financial year	24,354,282	24,354,282	162,362	165,609
Note 12:   Cash and bank balances
Cash and bank balances are placed with reputable financial institutions with low credit risk. Accordingly, their expected credit losses are not considered to be material and hence, have not been recognised.
Note 13:   Lease liabilities
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Minimum lease payments
Within one year	21,456,000	21,456,000	143,040	145,900
Later than one year and not later than two years	10,416,000	21,456,000	69,440	145,900
Later than two year and not later than five years	3,449,102	13,023,484	22,993	88,560
	35,321,102	55,935,484	235,473	380,360
Less: Future finance charges	(331,316)	(827,971)	(2,208)	(5,629)
Present value of minimum lease payments	34,989,786	55,107,513	233,265	374,731
Present value of minimum lease payments
Within one year	21,196,062	20,959,345	141,307	142,524
Later than one year and not later than two years	10,349,962	21,196,062	69,000	144,133
Later than two year and not later than five years	3,443,762	12,952,106	22,958	88,074
	34,989,786	55,107,513	233,265	374,731
Note 14:   Trade Payables
The Group’s normal trade credit terms ranges 30 to 60 days (2023: 30 to 60 days). Other credit terms are assessed and approved on a case-to-case basis.

Note 15:   Other Payables
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Non-current
Other payables	2,000,000	2,000,000	13,333	13,600
Current
Other payables	29,394,452	32,145,984	195,964	218,593
Accruals	26,830,815	26,830,815	178,872	182,449
Accrued consumption tax	4,198,700	10,375,900	27,991	70,556
Deposit refundable	7,005,996	6,529,996	46,707	44,404
Amount owing to directors	970,839	900,000	6,472	6,120
	68,400,802	76,782,695	456,006	522,122
	70,400,802	78,782,695	469,339	535,722
Other payables are unsecured and non-interest bearing.
Note 16:   Short-term borrowing
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Current
Short-term borrowing	—	20,000,000	—	136,000
The loan bore interest at a monthly rate of 1.1%, with a 6-month repayment schedule commencing on 25 August 2023 and ending on 25 January 2024. The loan was fully settled during the financial year ended 30 November 2024.
Note 17:   Revenue
	Reportable segments
	Sales of regenerative medicine and stem cell cosmetics	Import of stem cells raw materials	Manufacturing of healthy foods, daily consumables	Sales and marketing	Elimination of intra-group transactions	Net
	JPY	JPY	JPY	JPY	JPY	JPY
Year 2024
Japan	409,999,801	78,127,573	67,283,224	26,667,273	(167,784,234)	414,293,637
Indonesia	1,925,482	—	—	—	—	1,925,482
	411,925,283	78,127,573	67,283,224	26,667,273	(167,784,234)	416,219,119
Year 2023
Japan	486,988,822	95,790,357	101,747,158	25,727,784	(205,431,383)	504,822,738
	USD	USD	USD	USD	USD	USD
Year 2024
Japan	2,719,453	518,206	446,277	176,879	(1,112,882)	2,747,933
Indonesia	12,771	—	—	—	—	12,771
	2,732,224	518,206	446,277	176,879	(1,112,882)	2,760,704
Year 2023
Japan	3,311,524	651,374	691,881	174,949	(1,396,933)	3,432,795
The timing of revenue recognition is at a point in time when the goods are delivered and accepted by customers.

Note 18:   Taxation
Income taxes applicable to the Group consist of corporate tax, inhabitants’ taxes and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 30.43% for the years ended 30 November 2023 and 30 November 2024.
Disclosure of the reconciliation between the statutory and effective tax rates for the year ended 30 November 2024 and 2023 is as follows:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
		(Restated)		(Restated)
Profit before taxation	19,065,584	87,033,520	126,458	591,828
Tax at statutory tax rate of 30.43% (2023: 30.43%)	5,803,416	26,492,329	38,493	180,148
Tax effects in respect of:
Effect of different tax rates	(19,352,274)	(39,494,743)	(128,360)	(268,564)
Non-deductible expenses	25,163,700	40,108,894	166,906	272,740
Income not subject to tax	(3,804,967)	(20,201,757)	(25,238)	(137,372)
	7,809,875	6,904,723	51,801	46,952
Note 19.   Related Party Disclosures
Historically, the Group has been managed and operated in the normal course of business by various entities. Accordingly, certain costs have been allocated to the Group and are reflected as expenses in the combined statements of profit and loss and comprehensive income. Management considers the allocation methodologies used to be reasonable, such that the allocations appropriately reflect the various combining entities’ historical expenses attributable to the Group for purposes of the combined financial statements. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Group had historically operated as a stand-alone independent entity. It is not practicable to estimate actual costs that would have been incurred had the Group been a standalone company during the periods presented. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that the Group will incur in the future.
Note 20.   Financial Instruments
(a)
Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses, are recognised.

Note 20.   Financial Instruments (continued)
The following table analyses the financial assets and liabilities in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
		(Restated)		(Restated)
At amortised cost
Financial assets
Trade receivables	63,058,535	51,423,925	420,390	349,683
Other receivables	57,196,725	56,060,159	381,312	381,210
Cash and bank balances	76,866,908	35,349,992	512,446	240,380
	197,122,168	142,834,076	1,314,148	971,273
Financial liabilities
Trade payables	7,717,567	2,442,539	51,450	16,610
Other payables	66,202,102	68,406,795	469,339	465,166
Short-term borrowing	—	20,000,000	—	136,000
Lease liabilities	34,989,786	55,107,513	233,265	374,731
	113,108,155	145,956,847	754,054	992,507

(b)
Financial risk management objectives and policies

The Group standardised financial risk management policy is to ensure that adequate financial resources are available for the development of the Group whilst managing its financial risks, including credit risk, liquidity risk, foreign currency risk and interest risk. The Group operates within clearly defined guidelines that are approved by the Board and the Parent’s policy is not to engage in speculative transactions.
The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objective, policies and processes for the management of these risks.
(i)
Credit risk

Financial assets that are primarily exposed to credit risks are receivables, inter-company balances and cash and bank balances.
Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group’s exposure to credit risk arises principally from the inability of its customers to make payments when due.
The carrying amounts of the financial assets recorded on the combined statements of financial position at the end of the reporting period represent the Group’s maximum exposure to credit risk.
(ii)
Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.
The Group’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Group finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.
The remaining contractual maturities of financial liabilities are disclosed in their respective notes.

Note 20.   Financial Instruments (continued)
(iii)
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.
The Group has transactional currency exposures arising from balances in trade receivables in a currency other than the functional currencies of the Group. The foreign currencies in which these transactions are denominated in are Indonesia Ruppiah.
The Group’s foreign currency risk management objective is to minimise foreign currency exposure that gives rise to economic impact, both at transaction and reporting period translation levels. The Group is not exposed to significant foreign currency risk as the majority of the Group’s and of the Company’s transactions, assets and liabilities are denominated in the functional currencies of the Group.
The foreign currency denominated financial assets and financial liabilities at the end of reporting period are as follows:
	2024	2024
	JPY	USD
Financial assets
Trade receivables	1,925,482	12,836

(iv)
Interest rate risk

The Group’s exposure to interest rate risk arises mainly from interest-bearing financial instruments, namely other receivables, loans and lease liabilities.
The Group observes the movements in interest rates and always strives to obtain the most favourable rates available for new financing or during repricing. It is also the Group’s policy to maintain a mix of fixed and floating rate financial instruments as follows:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Fixed rate instruments
Financial asset
Other receivables	53,860,285	35,361,380	359,069	240,457
Financial liabilities
Short-term borrowings	—	20,000,000	—	136,000
Lease liabilities	34,989,786	55,107,513	233,265	374,731
As the Group does not account for its fixed rate financial instruments at fair value through profit or loss, any change in interest rates at the end of the reporting period would not affect its profit or loss (and equity). No disclosure of sensitivity analysis is presented as there is no floating rate instrument outstanding as at end of the financial year.
(c)
Fair values of financial instruments

The carrying amounts of short-term payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.
(i)
Policy on transfer between levels

The fair value of an asset to be transferred between levels is determined as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during current and previous financial period.

Note 20.   Financial Instruments (continued)
(ii)
Level I fair value

Level I fair value is derived from quoted prices (unadjusted) m active markets for identical assets or liabilities.
(iii)
Level 2 fair value

Level 2 fair value is estimated using inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
(iv)
Level 3 fair value

Level 3 fair values for the financial assets and liabilities are estimated using unobservable inputs.
Note 21.   Capital Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The combining entities are not subject to any externally imposed capital requirements. There were no changes in the Group’s approach to capital management during the financial year.
The debts to equity ratio of the Group at the end of the reporting period was as follows:
	2024	2023	2024	2023
	JPY	JPY	USD	USD
Loans and borrowings	—	20,000,000	—	136,000
Less: Cash and cash equivalents	(76,866,905)	(35,349,992)	(512,446)	(240,380)
Net debts	(76,866,905)	(15,349,992)	(512,446)	(104,380)
Debts to equity ratio (times)	^	#	^	#

^
Gearing ratio not applicable as the Group has no loans and borrowings as at 30 November 2024.

#
Gearing ratio not applicable to the Group as the cash and bank balances as at 30 November 2023 is sufficient to cover the entire borrowing obligations.

There were no changes in the Group’s approach to capital management during the financial year.
Note 22.   Prior Year’s Adjustments
In preparing the combined financial statements of the Group for the financial year ended 30 June 2024, the directors identified certain misstatements in the previously issued combined financial statements for the year ended 30 November 2023. Accordingly, the comparative figures have been restated to reflect the necessary corrections.

Note 22.   Prior Year’s Adjustments (continued)
Understatement of impairment in other receivables amounting to JPY11,963,282 owing from a receivable.
(a)
The effect of the prior year’s adjustments are as follows:

	As previously stated	Prior year’s adjustment (a)	As restated
	JPY	JPY	JPY
Statement of financial position as at 30 November 2023
Current Assets
Other receivables	70,304,243	(11,963,282)	58,340,961
Equity
Retained earnings	341,777,581	(11,963,282)	329,814,299
Statement of profit or loss and other comprehensive income for the financial year ended 30 November 2023
Net changes in impairment on financial assets	—	11,963,282	11,963,282
	As previously stated	Prior year’s adjustment (a)	As restated
	USD	USD	USD
Statement of financial position as at 30 November 2023
Current Assets
Other receivables	478,069	(81,350)	396,719
Equity
Retained earnings	3,113,322	(81,350)	3,031,972
	As previously stated	Prior year’s adjustment (a)	As restated
	USD	USD	USD
Statement of profit or loss and other comprehensive income for the financial year ended 30 November 2023
Net changes in impairment on financial assets	—	(81,350)	(81,350)
Certain comparative figures in prior year’s statements of financial position as shown below have been reclassified to enhance comparability with current year’s presentation.
Note 23.   Date of Authorisation for Issue
The combined financial statements of the Group for the year ended 30 November 2024 were authorised for issue on 23 May 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTOR OF
RELATIVITY HOLDINGS INC (OC-421851)
(HEREINAFTER REFERRED TO AS THE
“COMPANY” OR “RELATIVITY”)
(Incorporated in Cayman Islands)
Opinion on the Financial Statements
We have audited the financial statements of Relativity Holdings Inc., which comprises the statement of financial position of Relativity Holdings Inc. as of 31 May 2025, the statement of profit and loss and other comprehensive income, statement of changes in equity and statement of cash flows, for the financial period from 22 May 2025 (date of incorporation) to 31 May 2025, and the related notes to the financial statements, including material accounting policy information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 May 2025, and the results of its operations and its cash flows for the period from 22 May 2025 (date of incorporation) to 31 May 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTOR OF
RELATIVITY HOLDINGS INC (OC-421851)
(HEREINAFTER REFERRED TO AS THE
“COMPANY” OR “RELATIVITY”)
(Incorporated in Cayman Islands)
Basis for Opinion (Cont’d)
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ MORISON LC PLT
MORISON LC PLT
Firm Number: 202206000028 (LLP0032572-LCA)
Chartered Accountants
KUALA LUMPUR, MALAYSIA
31 May 2025

RELATIVITY HOLDINGS INC.
STATEMENT OF FINANCIAL POSITION
	Note	31 May 2025
		USD
ASSET
Cash in hand		1
Total asset		1
EQUITY
Invested share capital	5	1
Accumulated losses		(9,979)
Total equity		(9,978)
LIABILITY
Other payables	6	9,979
Total liability		9,979
Total equity and liability		1
The accompanying notes are an integral part of the financial statements.

RELATIVITY HOLDINGS INC.
STATEMENT OF PROFIT AND LOSS AND COMPREHENSIVE INCOME
	Note	22 May 2025 (date of incorporation) to 31 May 2025
		USD
Revenue		—
Administrative expenses		(9,979)
Loss before taxation		(9,979)
Taxation	7	—
Net loss for the financial period, representing total comprehensive loss for the financial period		(9,979)
Loss per share
– Basic		0.05
The accompanying notes are an integral part of the financial statements.

RELATIVITY HOLDINGS INC.
STATEMENTS OF CHANGES IN EQUITY
	Number of shares	Share capital	Accumulated losses	Total
		USD	USD	USD
As at 22 May 2025 (date of incorporation)	100,000	1	—	1
Net loss for the financial period, representing total comprehensive loss for the financial period	—	—	(9,979)	(9,979)
As at 31 May 2025	100,000	1	(9,979)	(9,978)
The accompanying notes are an integral part of the financial statements.

RELATIVITY HOLDINGS INC.
STATEMENTS OF CASH FLOWS
	Note	31 May 2025
		USD
Cash flows from operating activities
Loss before taxation		(9,979)
Operating loss before changes in working capital		(9,979)
Change in working capital:
Other payables		9,979
Cash generated from operating activities		—
Net changes in cash and cash equivalents		—
Cash and cash equivalents at the date of incorporation		1
Cash and cash equivalents at the end of financial period		1
The accompanying notes are an integral part of the financial statements.

RELATIVITY HOLDINGS INC.
Note 1.   Corporate Information
General information
Relativity Holdings Inc. (hereinafter collectively referred to as “Company” or “Relativity”) is an exempted company incorporated and domiciled in Cayman Islands.
The registered office and principal place of business of the Company are located at 89, Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands.
The principal activity of the Company is investment holding.
These financial statements were authorized for issue by the Board of Director on the date of the Director’s Statement.
Note 2:   Basis of Presentation
Statement of Compliance
The financial statements for the financial period from 22 May 2025 (date of incorporation) to 31 May 2025 of the Company have been prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.
The Company has adopted all the new, revised IAS, IFRS and interpretations and amendments to IAS, IFRS issued by the IASB that are mandatory for financial period.
Standards issued but not yet effective
The following are accounting standards, amendments and interpretations of the IFRS framework that have been issued by the International Accounting Standards Board (“IASB”) but have not been adopted by the Company:
Annual periods beginning on or after 1 January 2024
Amendments to IFRS 16 “Leases” (Lease Liability in a Sale and Leaseback)
Amendments to IAS 1 “Presentation of Financial Statements” (Non-Current Liabilities with Covenants)
Amendments to IAS 1 “Presentation of Financial Statements” (Classification of Liabilities as Current or Non-current)
Amendments to IAS 7 and IFRS 107 “Supplier Finance Arrangements”
Annual periods beginning on or after 1 January 2025
Amendments to IAS 21 “Lack of Exchangeability”
Annual periods beginning on/after 1 January 2026
Amendments to IFRS 7 and 9 “Classification and Measurement of Financial Instruments”
Amendments to IFRS 7 and 9 “Contracts Referencing Nature-dependent Electricity”
Annual periods beginning on/after 1 January 2027
IFRS 18 “Presentation in Financial Statements” (Original Issue)
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

RELATIVITY HOLDINGS INC.
Note 2:   Basis of Presentation (continued)
Effective date yet to be determined
Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture)
The Company intends to adopt the above new and amendments to IAS, IFRSs when they become effective.
The adoption of these new and amendments to IAS, IFRS pronouncements did not result in significant changes to the Company’s accounting policies and has no material effect on the amounts or the disclosures reported for the current or prior reporting periods.
Functional and presentation currency
These financial statements have been presented in United States Dollar (“USD” or “US$”), which is the Company’s functional currency. All financial information presented in USD have been rounded to the nearest dollar, unless otherwise stated.
Note 3.   Material Accounting Policy Information
The Company applies the significant accounting policies set out below, consistently throughout all periods presented in the financial statements unless otherwise stated.
(a)
Financial assets

Debt instruments
Financial assets are recognised in the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.
When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at FVTPL, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition, and the categories include trade and other receivables, financial assets at fair value through profit or loss and cash and bank balances.
(i)
Financial assets at amortised cost

The Company measures financial assets at amortised cost if both of the following conditions are met:
•
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.
The Company’s financial asset at amortised cost includes cash in hand.
(ii)
Fair value through other comprehensive income (“FVTOCI”)

The Company has not designated any financial assets as FVTOCI.
(iii)
Financial assets at fair value through profit or loss (“FVTPL”)

The Company has not designated any financial assets as FVTPL.

RELATIVITY HOLDINGS INC.
Note 3.   Material Accounting Policy Information (continued)
Equity instruments
The Company subsequently measures all its equity investments at fair value. Equity investments are classified as FVTPL with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Company has elected to recognise changes in fair value of equity securities not held for trading in OCI as these are strategic investments and the Company considers this to be more relevant. Movements in fair values of investments classified as FVOCI are recognised in OCI. Dividends from equity investments are recognised in profit or loss when the Company’s right to receive payments is established.
Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned. All regular way purchases and sales of financial assets are recognised or derecognised on the trade date i.e., the date that the Company commits to purchase or sell the asset.
A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received for financial instrument is recognised in profit or loss.
(b)
Financial liabilities

Financial liabilities are recognised when, and only when, the Company becomes a party to the contractual provisions of the financial instruments. All financial liabilities are recognised initially at fair value plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.
After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.
(a)   Offsetting of financial liabilities
Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.
(c)
Impairment of financial assets

The Company recognised an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (“a 12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is

RELATIVITY HOLDINGS INC.
Note 3.   Material Accounting Policy Information (continued)
required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).
(d)
Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.
An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss unless it reverses a previous revaluation in which it is charged to the revaluation surplus.
Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the financial year in which the reversals are recognised.
(e)
Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and cash at bank which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.
(f)
Share capital

Ordinary shares are classified as equity. Other shares are classified as equity and/or liability according to the economic substance of the particular instrument. The transaction costs of an equity transaction are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.
Note 4.   Significant accounting judgements, estimates and assumptions
The preparation of the financial statements in conformity with IAS and IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting dates. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.
There are no significant areas of estimation uncertainty and critical judgement in applying accounting policies that have significant effect on the amounts recognized in the financial statements.

RELATIVITY HOLDINGS INC.
Note 5:   Share Capital
	2025 No. of shares	2025 USD
At date of incorporation/At end of financial period	100,000	1
Note 6:   Other Payables
2025 USD
Other payable	4,979
Accruals	5,000
9,979
Other payables are unsecured and non-interest bearing.
Note 7:   Taxation
By virtue of the Company’s incorporation in the Cayman Islands, all of its profits are exempted from income tax.
Note 8.   Related Party Disclosures
(a)
Identifying related parties

For the purpose of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control. Related parties may be individuals or other entities.
Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company either directly or indirectly. The key management personnel comprise the Director and management personnel of the Company, having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly.
(b)
Significant related party transactions

The Company has no significant related party transactions during the financial period.
(c)
Compensation of key management personnel

The Company does not have any key management personnel compensation during the financial period.
Note 9.   Financial Instruments
(a)
Classification of financial instruments

Financial asset and financial liability are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses are recognised.

RELATIVITY HOLDINGS INC.
Note 9.   Financial Instruments (continued)
The following table analyses the financial asset and liability in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:
2025 USD
At amortised cost
Financial asset
Cash in hand	1
Financial liability
Other payable	9,979

(b)
Financial risk management objectives and policies

The Company standardised financial risk management policy is to ensure that adequate financial resources are available for the development of the Company whilst managing its financial risks, including credit risk, liquidity risk, foreign currency risk and interest risk. The Company operates within clearly defined guidelines that are approved by the Board and the Company’s policy is not to engage in speculative transactions.
The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objective, policies and processes for the management of these risks.
(i)
Credit risk

The carrying amounts of the financial assets recorded on the statement of financial position at the end of the reporting period represent the Company’s maximum exposure to credit risk.
(ii)
Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.
The Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Company finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.
All financial liability of the Company is assessed as current and correspondingly, no detailed maturity analysis is deemed necessary.
(c)
Fair values of financial instruments

The carrying amounts of short-term payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.
(i)
Policy on transfer between levels

The fair value of an asset to be transferred between levels is determined as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during current and previous financial period.
(ii)
Level 1 fair value

Level 1 fair value is derived from quoted prices (unadjusted) m active markets for identical assets or liabilities.

RELATIVITY HOLDINGS INC.
Note 9.   Financial Instruments (continued)
(iii)
Level 2 fair value

Level 2 fair value is estimated using inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
(iv)
Level 3 fair value

Level 3 fair values for the financial assets and liabilities are estimated using unobservable inputs.
Note 10.   Capital Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The combining entities are not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the financial year.
The Company is not subject to any externally imposed capital requirements.
Note 11.   Comparative Figures
There are no comparative figures presented as this is the first set of financial statements prepared by the Company.
Note 12.   Date of Authorisation for Issue
The financial statements of the Company for the financial period from 22 May 2025 (date of incorporation) to 31 May 2025 were authorised for issue on 15 June 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTOR OF
INSTINCT BIO TECHNICAL COMPANY INC. (OC-420235)
(HEREINAFTER REFERRED TO AS THE “COMPANY” OR “ISB BIOTECH”)
(Incorporated in Cayman Islands)
Opinion on the Financial Statements
We have audited the financial statements of Instinct Bio Technical Company Inc., which comprises the statement of financial position of Instinct Bio Technical Company Inc. as of 31 May 2025, the statement of profit and loss and other comprehensive income, statement of changes in equity and statement of cash flows, for the financial period from 28 March 2025 (date of incorporation) to 31 May 2025, and the related notes to the financial statements, including material accounting policy information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 May 2025, and the results of its operations and its cash flows for the period from 28 March 2025 (date of incorporation) to 31 May 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTOR OF
INSTINCT BIO TECHNICAL COMPANY INC. (OC-420235)
(HEREINAFTER REFERRED TO AS THE “COMPANY” OR “ISB BIOTECH”)
(Incorporated in Cayman Islands)
Basis for Opinion (Cont’d)
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
MORISON LC PLT
Firm Number: 202206000028 (LLP0032572-LCA)
Chartered Accountants
KUALA LUMPUR, MALAYSIA
23 JUNE 2025

INSTINCT BIO TECHNICAL COMPANY INC.
STATEMENT OF FINANCIAL POSITION
	Note	31 May 2025
		USD
ASSET
Cash in hand		1,000
Total asset		1,000
EQUITY
Invested share capital	5	1,000
Accumulated loss		(10,901)
Total equity		(9,901)
LIABILITY
Other payables	6	10,901
Total liability		10,901
Total equity and liability		1,000
The accompanying notes are an integral part of the financial statements.

INSTINCT BIO TECHNICAL COMPANY INC.
STATEMENT OF PROFIT AND LOSS AND COMPREHENSIVE INCOME
	Note	28 March 2025 (date of incorporation) to 31 May 2025
		USD
Revenue		—
Administrative expenses		(10,901)
Loss before taxation		(10,901)
Taxation	7	—
Net loss for the financial period, representing total comprehensive loss for the financial period		(10,901)
Loss per share
– Basic		(0.0001)
The accompanying notes are an integral part of the financial statements.

INSTINCT BIO TECHNICAL COMPANY INC.
STATEMENT OF CHANGES IN EQUITY
	Number of shares	Share capital	Accumulated loss	Total
		USD	USD	USD
As at 28 March 2025 (date of incorporation)	1	1	—	1
Issuance of share capital during the financial
period	99,999,999	999	—	999
Net loss for the financial period, representing total
comprehensive loss for the financial period	—	—	(10,901)	(10,901)
As at 31 May 2025	100,000,000	1,000	(10,901)	(9,901)
The accompanying notes are an integral part of the financial statements.

INSTINCT BIO TECHNICAL COMPANY INC.
STATEMENT OF CASH FLOWS
	Note	28 March 2025 (date of incorporation) to 31 May 2025
		USD
Cash flows from operating activities
Loss before taxation		(10,901)
Operating loss before changes in working capital		(10,901)
Change in working capital:
Other payables		10,901
Cash generated from operating activities		—
Cash flows from financing activity
Proceeds from issuance of share capital, representing net of cash flows generated from financing activity		999
Net changes in cash and cash equivalents		999
Cash and cash equivalents at the date of incorporation		1
Cash and cash equivalents at the end of financial period		1,000
The accompanying notes are an integral part of the financial statements.

INSTINCT BIO TECHNICAL COMPANY INC.
Note 1.   Corporate Information
General information
Instinct Bio Technical Company Inc. (hereinafter collectively referred to as “Company” or “ISB BioTech”) is an exempted company incorporated and domiciled in Cayman Islands.
The registered office and principal place of business of the Company are located at 89, Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands.
The principal activity of the Company is investment holding.
These financial statements were authorized for issue by the Board of Director on the date of the Director’s Statement.
Note 2:   Basis of Presentation
Statement of Compliance
The financial statements for the financial period from 28 March 2025 (date of incorporation) to 31 May 2025 of the Company have been prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.
The Company has adopted all the new, revised IAS, IFRS and interpretations and amendments to IAS, IFRS issued by the IASB that are mandatory for financial period.
Standards issued but not yet effective
The following are accounting standards, amendments and interpretations of the IFRS framework that have been issued by the International Accounting Standards Board (“IASB”) but have not been adopted by the Company:
Annual periods beginning on/after 1 January 2026
Amendments to IFRS 7 and 9 “Classification and Measurement of Financial Instruments” Amendments to IFRS 7 and 9 “Contracts Referencing Nature-dependent Electricity”
Annual periods beginning on/after 1 January 2027
IFRS 18 “Presentation in Financial Statements” (Original Issue)
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
Effective date yet to be determined
Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture)
The Company intends to adopt the above new and amendments to IAS, IFRSs when they become effective.
The adoption of these new and amendments to IAS, IFRS pronouncements did not result in significant changes to the Company’s accounting policies and has no material effect on the amounts or the disclosures reported for the current or prior reporting periods.

Functional and presentation currency
These financial statements have been presented in United States Dollar (“USD” or “US$”), which is the Company’s functional currency. All financial information presented in USD have been rounded to the nearest dollar, unless otherwise stated.
Note 3.   Material Accounting Policy Information
The Company applies the significant accounting policies set out below, consistently throughout all periods presented in the financial statements unless otherwise stated.

(a)
Financial assets

Debt instruments
Financial assets are recognised in the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.
When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at FVTPL, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition, and the categories include trade and other receivables, financial assets at fair value through profit or loss and cash and bank balances.

(i)
Financial assets at amortised cost

The Company measures financial assets at amortised cost if both of the following conditions are met:

•
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.
The Company’s financial asset at amortised cost includes cash in hand.

(ii)
Fair value through other comprehensive income (“FVTOCI”)

The Company has not designated any financial assets as FVTOCI.

(iii)
Financial assets at fair value through profit or loss (“FVTPL”)

The Company has not designated any financial assets as FVTPL.
Equity instruments
The Company subsequently measures all its equity investments at fair value. Equity investments are classified as FVTPL with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Company has elected to recognise changes in fair value of equity securities not held for trading in OCI as these are strategic investments and the Company considers this to be more relevant. Movements in fair values of investments classified as FVOCI are recognised in OCI. Dividends from equity investments are recognised in profit or loss when the Company’s right to receive payments is established.
Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned. All regular way purchases and sales of financial assets are recognised or derecognised on the trade date i.e., the date that the Company commits to purchase or sell the asset.

A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received for financial instrument is recognised in profit or loss.

(b)
Financial liabilities

Financial liabilities are recognised when, and only when, the Company becomes a party to the contractual provisions of the financial instruments. All financial liabilities are recognised initially at fair value plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.
After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(a)
Offsetting of financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)
Impairment of financial assets

The Company recognised an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (“a 12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).

(d)
Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.
An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss unless it reverses a previous revaluation in which it is charged to the revaluation surplus.

Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the financial year in which the reversals are recognised.

(e)
Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and cash at bank which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

(f)
Share capital

Ordinary shares are classified as equity. Other shares are classified as equity and/or liability according to the economic substance of the particular instrument. The transaction costs of an equity transaction are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.
Note 4.   Significant accounting judgements, estimates and assumptions
The preparation of the financial statements in conformity with IAS and IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting dates. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.
There are no significant areas of estimation uncertainty and critical judgement in applying accounting policies that have significant effect on the amounts recognized in the financial statements.
Note 5:   Share Capital
	2025 No. of shares	2025 USD
At date of incorporation/At end of financial period	100,000,000	1,000
Note 6:   Other Payables
2025 USD
Other payable	3,901
Accruals	7,000
10,901
Other payables are unsecured and non-interest bearing.
Note 7:   Taxation
By virtue of the Company’s incorporation in the Cayman Islands, all of its profits are exempted from income tax.

Note 8.   Related Party Disclosures

(a)
Identifying related parties

For the purpose of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control. Related parties may be individuals or other entities.
Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company either directly or indirectly. The key management personnel comprise the Director and management personnel of the Company, having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly.

(b)
Significant related party transactions

The Company has no significant related party transactions during the financial period.

(c)
Compensation of key management personnel

The Company does not have any key management personnel compensation during the financial period.
Note 9.   Financial Instruments

(a)
Classification of financial instruments

Financial asset and financial liability are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses are recognised.
The following table analyses the financial asset and liability in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:
2025 USD
At amortised cost
Financial asset
Cash in hand	1,000
Financial liability
Other payables	10,901

(b)
Financial risk management objectives and policies

The Company standardised financial risk management policy is to ensure that adequate financial resources are available for the development of the Company whilst managing its financial risks, including credit risk, liquidity risk, foreign currency risk and interest risk. The Company operates within clearly defined guidelines that are approved by the Board and the Company’s policy is not to engage in speculative transactions.
The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objective, policies and processes for the management of these risks.

(i)
Credit risk

The carrying amounts of the financial assets recorded on the statement of financial position at the end of the reporting period represent the Company’s maximum exposure to credit risk.

(ii)
Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.
The Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Company finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.
All financial liability of the Company is assessed as current and correspondingly, no detailed maturity analysis is deemed necessary.

(c)
Fair values of financial instruments

The carrying amounts of short-term payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

(i)
Policy on transfer between levels

The fair value of an asset to be transferred between levels is determined as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during current and previous financial period.

(ii)
Level 1 fair value

Level 1 fair value is derived from quoted prices (unadjusted) m active markets for identical assets or liabilities.

(iii)
Level 2 fair value

Level 2 fair value is estimated using inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iv)
Level 3 fair value

Level 3 fair values for the financial assets and liabilities are estimated using unobservable inputs.
Note 10.   Capital Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The combining entities are not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the financial year.
The Company is not subject to any externally imposed capital requirements.
Note 11.   Comparative Figures
There are no comparative figures presented as this is the first set of financial statements prepared by the Company.
Note 12.   Date of Authorisation for Issue
The financial statements of the Company for the financial period from 28 March 2025 (date of incorporation) to 31 May 2025 were authorised for issue on 23 June 2025.

Annex A

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT
by and among
RELATIVITY ACQUISITION CORP.,
as the Purchaser,
RELATIVITY HOLDINGS INC.,
as Pubco,
RELATIVITY PURCHASER MERGER SUB II INC.,
as Merger Sub,
INSTINCT BROTHERS CO., LTD.
as the Operating Company,
TOMOKI NAGANO
as the Founder,
RELATIVITY ACQUISITION SPONSOR, LLC,
in the capacity as the Purchaser Representative,
and
TOMOKI NAGANO,
in the capacity as the Seller Representative
Dated as of June    , 2025

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT
This Amended & Restated Business Combination Agreement (this “Agreement”) is made and entered into as of June   , 2025, by and among (i) Relativity Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Relativity Holdings Inc., a Cayman Islands Company (“Pubco”), (iii) Relativity Purchaser Merger Sub II Inc., a company to be formed in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Merger Sub” and the Merger Sub, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (iv) Instinct Brothers Co., Ltd, a corporation organized under the laws of Japan (an “Operating Company” and “Target Company”) and its shareholder named on Column 1 of Annex I hereto ( “Seller”), (vi) Tomoki Nagano (“Founder”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Pubco (other than the Seller) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), and (viii) Tomoki Nagano in the capacity as the representative from and after the date hereof for the Seller in accordance with the terms and conditions of this Agreement (the “Seller Representative”). The Purchaser, Pubco, the Merger Sub, the Operating Company, each Founder, the Purchaser Representative and the Seller Representative are sometimes referred to herein collectively as the “Parties” and each, a “Party”.
RECITALS:
A.   This Agreement amends and restated that Business Combination Agreement dated February    , 2025 (the “Original Agreement”);
B.   The Founder owns all of the issued and outstanding equity securities of the Operating Company;
C.   The Operating Company and its subsidiaries are engaged in the business of the manufacturing and sale of Cosmeceuticals;
D.   Purchaser is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.
E.   Pubco is corporation Cayman Islands company, and Pubco will own all of the issued and outstanding equity interests of the Merger Sub, which will be a newly organized entity formed within ten (10) days from the date of execution of this Agreement, for the sole purpose of effecting the Merger (as defined below);
F.   Relativity Holdings Inc., a Delaware corporation that was previously a party to the Original Agreement, has agreed that it will no longer be a party to this Agreement.
G.   Upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which, among other things: (i) the Merger Sub shall merge with and into the Purchaser, with the Purchaser continuing as the surviving entity as a subsidiary of Pubco (the “Merger”), and with security holders of Purchaser receiving substantially equivalent securities of Pubco, and; (ii) the Purchaser shall acquire all of the issued and outstanding Operating Company Interests (as defined below) from the Seller and in exchange, Pubco shall issue to the Seller certain common stock of Pubco, and as a result of which the Operating Company will become a wholly-owned subsidiary of Pubco and (iii) Pubco will become a publicly traded company, which will be domiciled in the Cayman Islands;
H.   The boards of directors of Pubco, the Purchaser and the Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and equity holders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;
I.   After the date of this Agreement and prior to the Closing, a company incorporated under the laws of the Cayman Islands, to be named Instinct Bio Technical Company Inc., or such other name as determined by the Seller Representative, will be incorporated (“Cayman Holdco”), whereupon it is envisaged that the

Operating Company will become a wholly-owned subsidiary of the Cayman Holdco. Upon provision of written notification by the Seller Representative, the definition of “Operating Company” or “Target Company” under this Agreement shall be automatically replaced and substituted to mean Cayman Holdco. Correspondingly, all other definitions and references relevant and affected by the definition of “Operating Company” or “Target Company” under this Agreement shall be correspondingly and automatically amended and construed based on this change.
J.   Pubco, Purchaser and Purchaser Representative shall have entered into an agreement (“Fee Waiver Agreement”) with the IPO Underwriter, pursuant to which the IPO Underwriter shall forfeit (and irrevocably waive any right to (i) the underwriting commissions amounting to $1,250,000 (or up to $1,437,500 if the underwriters’ over-allotment option is exercised in full); and (ii) the service fees of such amount equal to 3.5% of the gross proceeds of this offering, or $4,375,000 (or $5,031,250 if the over-allotment option is exercised in full), that is to be paid in cash to the IPO Underwriter upon the consummation of a Business Combination, which these amount to be settled through the issuance to the IPO Underwriter of Pubco Common Stock (valued at $10.00 per share). Simultaneously with the execution of this Agreement, Pubco and Purchaser shall provide a duly executed copy of the Fee Waiver Agreement to the Target Company. For the avoidance of doubt, the execution of the Fee Waiver Agreement, on terms and conditions prescribed and agreed by the Target Company, is a condition precedent to the Target Company’s obligations under this Agreement.
K.   Promptly following the execution and delivery of this Agreement, the Sponsor, Pubco, Purchaser and the Target Company shall enter into an agreement (“Sponsor Escrow Agreement”), pursuant to which the Sponsor shall deposit 1,000,000 Pubco Common Stock to be received by the Sponsor (“Escrow Shares”) into escrow upon the Closing for a period of up to six (6) months following the Closing in accordance with the terms and subject to the conditions set forth therein, which Sponsor Escrow Agreement shall become effective as of the Effective Time. For the avoidance of doubt, the Escrow Shares are intended to cover post-Business Combination expenses, including, but not limited to, the payment of excise tax liabilities. The Sponsor Escrow Agreement shall be on such terms mutually agreed between the Sponsor and the Seller.
L.   Promptly following the execution and delivery of this Agreement, the Seller and the Sponsor will have each entered into a Lock-Up Agreement with Pubco, the Purchaser and the Purchaser Representative, in a form reasonably acceptable to the Seller, Pubco and Sponsor (each, a “Lock-Up Agreement”), each of which Lock-Up Agreement shall become effective as of the Effective Time;
M.   Promptly following the execution and delivery of this Agreement, Pubco, the Purchaser and the Operating Company will have each entered into a Non-Competition and Non-Solicitation Agreement in favor of Pubco, and the Operating Company, in a form reasonably acceptable to each of the Purchaser, the Operating Company and Pubco (the “Non-Competition Agreement”), the Non-Competition Agreements shall become effective as of the Effective Time; provided that it is acknowledged and agreed that nothing contained in the Non-Competition Agreement shall prohibit or restrict either Operating Company (or any of their or their respective Affiliates) from engaging in any business relations or other activities with any of their respective brands or Subsidiaries;
N.   Promptly following the execution and delivery of this Agreement, the Seller Representative shall enter into a Registration Rights Agreement with Pubco in a form reasonably acceptable to each of the Seller Representative and Pubco (the “Registration Rights Agreement”), which shall be effective as of the Closing;
O.   Prior to the Closing, Pubco, the Purchaser and the Purchaser Representative shall enter into an amendment to the Registration Rights Agreement, originally expressed in the Letter of Intent, dated as of January 23, 2025 (the “Founder Registration Rights Agreement”), by and among the Purchaser, the Purchaser Representative and the IPO Underwriter, if any, in a form reasonably acceptable to the Purchaser Representative and the Seller Representative (the “Founder Registration Rights Amendment”), pursuant to which Pubco shall assume the rights and obligations of the Purchaser under the Founder Registration Rights Agreement, which Founder Registration Rights Amendment shall become effective as of the Effective Time;
P.   The Parties intended that, for Tax purposes, the Merger and the Equity Contribution, taken together and collectively with any other issuances of Pubco stock under the terms of this Agreement qualify for the Intended Tax Treatment; and

Q.   Certain capitalized terms used and not otherwise defined herein have the meanings given to them in Article XI hereof.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:
MERGER AND SHARE CONTRIBUTION
1.1   The Merger.
(a)   Generally.   At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DGCL, the Merger Sub and the Purchaser shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into Purchaser, following which the separate corporate existence of Merger Sub shall cease and Purchaser shall continue as the surviving corporation in the Merger as a subsidiary of Pubco. The Purchaser as the surviving corporation after the Merger is hereinafter sometimes referred to as “Surviving Subsidiary” (provided, that references to the Purchaser herein for periods after the Effective Time shall include the Surviving Subsidiary).
(b)   Effective Time.   Subject to the conditions of this Agreement, the Parties shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Seller Representative and Purchaser (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, with the Merger to be consummated and effective simultaneously at 12:00 p.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Seller Representative and Purchaser and specified in the Certificate of Merger (the “Effective Time”).
(c)   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, agreements, privileges, powers and franchises of Merger Sub shall vest in the Surviving Subsidiary, and all debts, liabilities, obligations and duties of Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Subsidiary, including in each case the rights and obligations of each such Party under this Agreement and the Ancillary Documents from and after the Effective Time.
(d)   Governing Documents.   At the Effective Time, the certificate of incorporation and bylaws of Merger Sub shall become the certificate of incorporation and bylaws of the Surviving Subsidiary.
(e)   Directors and Officers of the Surviving Subsidiary.   At the Effective Time, the board of directors and executive officers of the Surviving Subsidiary shall be the board of directors and executive officers of Pubco, after giving effect to Section 6.17, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Subsidiary until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
(f)   Effect of the Merger on Issued and Outstanding Securities of Purchaser and Merger Sub.   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Purchaser, Pubco or Merger Sub:
(i)   Purchaser Units.   At the Effective Time, every issued and outstanding Purchaser Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of Purchaser Class A Common Stock and one Purchaser Warrant in accordance with the terms of the Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.1(f) below.
(ii)   Purchaser Common Stock.   At the Effective Time, each issued and outstanding share of Purchaser Common Stock (other than those described in Section 1.1(f)(iv) below, but including those described in Section 1.1(f)(i) above) shall be converted automatically into and thereafter represent the right to receive one (1) share of Pubco Common Stock, following which, all shares of Purchaser

Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of Purchaser Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as provided herein or by Law. For the avoidance of doubt, each Purchaser Class B Common Stock that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) Purchaser Class A Common Stock and each Purchaser Class B Common Stock shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist, and each holder of Purchaser Class B Common Stock shall thereafter cease to have any rights with respect to such shares.
(iii)   Purchaser Warrants.   At the Effective Time, each issued and outstanding Purchaser Public Warrant shall be converted into one Pubco Public Warrant and each issued and outstanding Purchaser Private Warrant shall be converted into one Pubco Private Warrant. At the Effective Time, the Purchaser Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Public Warrants, and each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Private Warrants, except that in each case they shall represent the right to acquire shares of Pubco Common Stock in lieu of shares of Purchaser Class A Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of shares of Pubco Common Stock for delivery upon the exercise of such Pubco Warrants.
(iv)   Treasury Stock.   At the Effective Time, if there are any shares of capital stock of Purchaser that are owned by Purchaser as treasury shares or by any direct or indirect Subsidiary of Purchaser, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.
(v)   Merger Sub Stock.   At the Effective Time, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Subsidiary.
(g)   Effect of Mergers on Issued and Outstanding Securities of Pubco.   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Purchaser, Pubco or Merger Sub, all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.
(h)   Exchange Procedures.
(i)   At the Effective Time, the holders of shares of Purchaser Common Stock will surrender their stock certificates or other instruments representing the Purchaser Common Stock (collectively, the “Purchaser Certificates”), or in the case of a lost, stolen or destroyed Purchaser Certificate, upon delivery of Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.1(h)(vii), to Pubco for cancellation together with any related documentation reasonably requested by Pubco and/or the Seller Representative in connection therewith.
(ii)   All securities issued upon the surrender of Purchaser Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Purchaser Securities, provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the shares of Pubco Common Stock and Pubco Warrants so issued in exchange. To the extent that any shares of Purchaser Common Stock are represented by Purchaser Certificates, the holders of such Purchaser Common Stock will be provided a customary letter of transmittal by the Purchaser to send their Purchaser Certificates (or in the case of a lost, stolen or destroyed Purchaser Certificate, a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.1(h)(vii)) to the transfer agent for the shares of Pubco Common Stock, which shall be the same as the transfer agent for Purchaser Common Stock, and such transfer agent will, upon receipt of completed documentation, issue the shares of Pubco Common Stock that are issuable in respect of the holder’s

Purchaser Common Stock. To the extent that any Purchaser Securities are held in book entry, the issuance of shares of Pubco Common Stock and Pubco Warrants will automatically be made by the transfer agent and warrant agent.
(iii)   Certificates representing the shares of Pubco Common Stock shall be issued to the holders of Purchaser Common Stock upon surrender of the Purchaser Certificates as provided for herein or otherwise agreed by the Purchaser and the Seller Representatives. Upon surrender of the Purchaser Certificates (or in the case of a lost, stolen or destroyed Purchaser Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.1(h)(vii)) for cancellation to Pubco or to such other agent or agents as may be appointed by Pubco, Pubco shall issue, or cause to be issued, to each holder of Purchaser Certificates such certificates representing the number of shares of Pubco Common Stock for which their shares of Purchaser Common Stock, are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.1(h)(vi), and the Purchaser Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Purchaser Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable portion of the consideration described in Section 1.1(f).
(iv)   If certificates representing the shares of Pubco Common Stock are to be issued in a name other than that in which Purchaser Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that Purchaser Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Pubco or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing the shares of Pubco Common Stock in any name other than that of the registered holder of the Purchaser Certificates surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.
(v)   Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Common Stock will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Pubco Common Stock (after aggregating all fractional shares of Pubco Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Common Stock.
(vi)   No dividends or other distributions declared or made after the date of this Agreement with respect to Pubco Common Stock with a record date after the Effective Time will be paid to the holders of any Purchaser Certificates that have not yet been surrendered with respect to the shares of Pubco Common Stock to be issued upon surrender thereof until the holders of record of such Purchaser Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Purchaser Certificates, Pubco shall promptly deliver to the record holders thereof, without interest, the certificates representing the shares of Pubco Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Pubco Common Stock.
(vii)   In the event any Purchaser Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit”) by the Person claiming such Purchaser Certificate to be lost, stolen or destroyed and, if required by Pubco, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Pubco as indemnity against any claim that may be made against it with respect to such Purchaser Certificate, Pubco will issue or cause to be issued the number of shares of Pubco Common Stock for which such lost, stolen or destroyed Company Certificates or Purchaser Certificates are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.1(h)(vi).
1.2   Equity Contribution.
(a)   Subject to the satisfaction of the terms and conditions set forth herein, at the Equity Contribution Closing (as hereinafter defined), the Purchaser shall purchase, acquire and accept from the Seller, and the Seller shall sell, transfer and deliver to the Purchaser all of the Company Interests owned by such Seller free and clear of all Liens other than Liens imposed by federal and state securities laws and the Organizational

Documents of the Operating Company (the “Seller Permitted CI Liens”) in exchange for the consideration described in Section 1.2(b) (such transaction, the “Equity Contribution”).
(b)   As consideration for the Merger and pursuant to the Equity Contribution, the Seller shall be entitled to receive from the Purchaser and Pubco, in the aggregate, an amount equal to One Hundred Ninety Million U.S. Dollars ($190,000,000) (the “Contribution Consideration”) payable in the form of an aggregate amount of shares of Pubco Common Stock determined by dividing the Contribution Consideration by $10 (the “Aggregate Seller Share Amount”). Prior to the Closing, the Seller shall deliver an executed written directive setting forth the portion of the Aggregate Share Amount to be received by the Seller (the “Consideration Directive”). Annex I to this Agreement sets forth a schedule of the allocation of the Aggregate Seller Share Amount held by each Seller (“Allocation Schedule”).
(c)   In accordance with the terms and subject to the conditions of this Agreement, the closing of the Equity Contribution (the “Equity Contribution Closing”) shall take place as soon as practicable following the time at which the conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Contribution Closing, but subject to the satisfaction or waiver thereof) and simultaneously or immediately after the Closing or such other time and place as the Purchaser, Pubco and the Target Company may mutually agree in writing. The date on which the Equity Contribution Closing actually occurs is referred to in this Agreement as the “Equity Contribution Closing Date”.
(d)   At the Equity Contribution Closing, PubCo shall issue to each Seller such number of Pubco Common Stock as set forth opposite such Seller’s name in the Allocation Schedule in exchange for their Company Interests in accordance with the Allocation Schedule. No fraction of a Pubco Common Stock will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Common Stock (after aggregating all fractional Pubco Common Stocks that would otherwise be received by such Person) shall instead have the number of Pubco Common Stock issued to such Person rounded up in the aggregate to the nearest whole Pubco Common Stock.
(e)   Subject to the satisfaction of the terms and conditions set forth herein, at the Equity Contribution Closing, Pubco shall issue One Million (1,000,000) shares of Pubco Common Stock to the Sponsor.
(f)   At the Equity Contribution Closing, the Seller will deliver to the Purchaser the duly executed share transfer form in respect of its Company Interests, and the certificate(s) representing Company Interests, if any (the “Company Share Certificates”) held by such Seller. In the event that any Company Share Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Share Certificate to the Purchaser, such Seller may instead deliver to the Purchaser a statutory declaration of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser and the Operating Company.
1.3   Amended Pubco Organizational Documents.   Effective upon the Effective Time, Pubco shall amend and restate its Certificate of Incorporation and Bylaws to read as set forth in substantially the forms of which shall be reasonably acceptable to the Purchaser Representative and the Seller Representative (the “Amended Pubco Organizational Documents”), which shall, among other matters, amend Pubco’s Organizational Documents to (i) provide that the name of Pubco shall be changed to “Instinct Bio Technical Company Inc.”, or such other name as determined by the Seller Representative, (ii) provide for the size and structure of the Post-Closing Purchaser Board in accordance with Sections 1.1(e) and 6.17, and (iii) otherwise be appropriate for a public company listed on Nasdaq.
1.4   Tax Consequences.   The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, it is intended that (a) the Merger and the Equity Contribution, taken together and collectively with any other issuances of Pubco stock under the terms of this Agreement, qualify as a contribution governed by Section 351 of the Code and the United States Treasury Regulations thereunder and (b) the Merger shall not subject holders of Purchaser Common Stock to tax under Section 367 of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Pubco following the Transactions that does not enter into a five-year gain recognition agreement (“GRA”) pursuant to United States Treasury Regulations Section 1.367(a)-8(c))) ((a) and (b), together, the “Intended Tax Treatment”). To the extent permitted under applicable Law, (i) the parties intend that the Merger also qualify as a “reorganization” under Section 368(a) of the Code and (ii) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of United States Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder, as well as an integrated plan of formation and combination among various constituent parties pursuant to Section 351 of the Code and the Treasury Regulations thereunder. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment. Each of the Parties acknowledges and agrees that each has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement.
1.5   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Subsidiary with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of Merger Sub the then current officers and directors of the Purchaser, Pubco and the Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
1.6   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, the exchange agent, Purchaser, the Target Company, Pubco, Merger Sub and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration). If any such deduction or withholding is so required (other than compensatory payments to service providers of the Target Company), the applicable withholding agent shall use reasonable best efforts to provide the applicable party a reasonable opportunity to provide documentation establishing exemptions from or reductions of any such deduction or withholding, and shall reasonably cooperate with the applicable party to reduce or eliminate any applicable deduction or withholding.
ARTICLE II
CLOSING
2.1   Closing Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Relativity Acquisition Corp.(“RAC”), counsel to the Purchaser, 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, LV 89169 or remotely by electronic exchange of signatures, on a date, location and at a time to be agreed upon by Purchaser and the Seller Representative, which date shall be no later than the second (2nd) Business Day after all the conditions to the Closing set forth in this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Seller Representative may agree (the date and time at which the Closing is actually held being the “Closing Date”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as set forth in (i) the disclosure schedules delivered by the Purchaser Parties to the Seller, the Founder and the Operating Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser Parties, jointly and not severally, represent and warrant to the Seller, the Founder and the Operating Company, as of the date hereof, as follows:
3.1   Organization and Standing.   The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Founder, Seller Representative and the Operating Company accurate and complete copies of its

Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.
3.2   Authorization; Binding Agreement.   The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, votes or consents on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).
3.3   Governmental Approvals.   Except as otherwise described on Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings set forth on Schedule 3.3, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.4   Non-Contravention.   Except as otherwise described on Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5   Capitalization.
(a)   Purchaser is authorized to issue 111,000,000 shares, of which 100,000,000 shares are Purchaser Class A Common Stock, 10,000,000 are shares of Purchaser Class B Common Stock, and 1,000,000 shares are Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding Purchaser Preferred Stock. All outstanding Purchaser Securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to and were not issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.
(b)   Except as set forth on Schedule 3.5(a) or Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares or any other equity securities of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares (or other equity securities) or securities convertible into or exchangeable for such shares (or other equity securities), or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for any capital shares or securities of the Purchaser. Other than any redemption of Public Stockholders conducted in connection with an Extension (an “Extension Redemption”) or the Closing Redemption (any of an Extension Redemption or a Closing Redemption, a “Redemption”) on the terms and conditions set forth in the Purchaser Organizational Documents, or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares or other equity securities of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth on Schedule 3.5(c), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which Purchaser is a party or of which it has Knowledge with respect to the voting of any shares of the Purchaser.
(c)   All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(c). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets. No Indebtedness of Purchaser contains any provision, conditions or restrictions that would reasonably be expected to have a Material Adverse Effect on the Merger and the transaction contemplated by this Agreement.
(d)   Except as set forth on Schedule 3.5(d), since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.
(e)   Prior to giving effect to the Merger, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
3.6   SEC Filings and Purchaser Financials.
(a)   The Purchaser, since the IPO, except as disclosed, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Founder, Seller Representative and the Operating Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of Purchaser’s auditors, or (C) the Purchaser’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Public Certifications are each true as of their respective dates of filing. The Parties acknowledge and agree that any restatement, revision or other modification of the Purchaser Financials or the SEC Reports as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, except as set forth on Schedule 3.6(a) or as provided for in Section 6.13(a), (1) the Purchaser Units, the Purchaser Class A Common Stock and the Purchaser Warrants are authorized and available for issuance, (2) there are no Actions pending or, to the Knowledge of the Purchaser Parties, threatened against the Purchaser by the Financial Industry Regulatory Authority to, prohibit or terminate the Purchaser Securities, (3) the Purchaser is in material compliance with applicable rules and regulations and (4) Purchaser and the Purchaser Securities are in compliance with all of the applicable corporate governance rules of the State of Delaware.
(b)   Except for any SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).
(c)   Except for any SEC SPAC Accounting Changes or except to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business. There are no outstanding loans or other extensions of credit made by Purchaser to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Purchaser, and Purchaser has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(d)   Neither Purchaser (including, to the Knowledge of Purchaser, any employee thereof) nor Purchaser’s independent auditors has identified or been made aware of (i) any fraud that involves Purchaser’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Purchaser or (ii) any claim or allegation regarding any of the foregoing.
(e)   Except as set forth on Schedule 3.6(e), as of the date hereof, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of the Purchaser Parties, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.
3.7   Absence of Certain Changes.   As of the date of this Agreement, except as set forth on Schedule 3.7, the Purchaser has, since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Company and the negotiation and execution of this Agreement) and related activities.
3.8   Compliance with Laws.   The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.
3.9   Actions; Orders; Permits.   There is no pending or, to the Knowledge of the Purchaser, threatened Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.10   Taxes and Returns.
(a)   The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(b)   Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.
(c)   No Purchaser Party has Knowledge of any fact or circumstance that would reasonably be expected to prevent the Merger and the Equity Contribution from qualifying for the Intended Tax TReatment.
3.11   Employees and Employee Benefit Plans.   The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.
3.12   Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any Intellectual Property. The Purchaser does not own or lease any real property or Personal Property.

3.13   Material Contracts.
(a)   Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $5,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser from engaging in in a business as currently conducted by the Operating Company or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Founder, Seller Representative and the Operating Company.
(b)   With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.
3.14   Transactions with Affiliates.   Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.
3.15   Investment Company Act.   As of the date of this Agreement, Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).
3.16   Finders and Brokers.   Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.
3.17   Certain Business Practices.
(a)   Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.
(b)   The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c)   None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
3.18   Insurance.   Schedule 3.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Founder, Seller Representative and the Operating Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.
3.19   Independent Investigation.   The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Company for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Operating Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Target Company for the Registration Statement; and (b) none of the Seller, the Target Company nor their respective Representatives have made any representation or warranty as to the Target Company, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Target Company for the Registration Statement.
3.20   Trust Account.   As of the date hereof, there is at least $770,000 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Purchaser’s Organizational Documents and the IPO Prospectus. Amounts in the Trust Account are invested in U.S. government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The Purchaser has performed all material obligations required to be performed by it to date, and is not in material default or breach, under the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Except to the extent necessary in connection with any Extensions, the Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by the Purchaser to be inaccurate in any material respect or that would entitle any Person (other than Public Stockholders who shall have elected to redeem their shares of Purchaser Class A Common Stock pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. The Purchaser does not have Knowledge that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the

Purchaser on the Closing Date. There are no Actions pending or to the Knowledge of the Purchaser Parties, threatened with respect to the Trust Account. The Purchaser has not released any money from the Trust Account other than to pay Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement and for prior redemptions of Purchaser Class A Common Stock by Public Stockholders in connection with prior amendments to the Purchaser’s Organizational Documents to extend its deadline to consummate a Business Combination. As of the Effective Time, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate and the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of the Purchaser by reason of the consummation of the transactions contemplated herein. Following the Effective Time, no shareholders of the Purchaser is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholders shall have elected to tender its shares of Purchaser Class A Common Stock for redemption pursuant to any Redemption in compliance with the Purchaser’s Organizational Documents.
3.21   No Other Representations.   Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Purchaser or its business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser or any of its Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III and Article IV (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Seller or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Seller or any of their respective Representatives by any Representative of the Purchaser), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUB
Except as set forth in the Purchaser Disclosure Schedules, each of the Purchaser Parties, jointly and not severally, represents and warrants to the Seller, Founder, Seller Representative and the Operating Company, as of the date hereof, as follows:
4.1   Organization and Standing.   Pubco is a corporations duly incorporated, validly existing and in good standing under the Laws of their jurisdiction of formation. The Pubco has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Pubco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate reasonably be expected to have a material impact on the ability of Pubco to consummate the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. Pubco has heretofore made available to the Founder, Seller Representative and the Operating Company accurate and complete copies of the Organizational Documents of Pubco as currently in effect. The Pubco is not in violation of any provision of its Organizational Documents in any material respect.
4.2   Authorization; Binding Agreement.   Subject to the adoption of the Amended Pubco Organizational Documents, and the formation of the Merger Sub, each of Pubco and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and the Merger Sub and by the Purchaser and Pubco in their capacities as the sole stockholder of Pubco and the Merger Sub, respectively, and there are no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the Amended Pubco Organizational Documents and the Meger Sub’s formation documents ), on the part of Pubco or the Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.
4.3   Governmental Approvals.   Except as otherwise set forth on Schedule 4.3, no Consent of or with any Governmental Authority, on the part of Pubco or the Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.4   Non-Contravention.   The execution and delivery by Pubco and the Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a) or (c) that would not reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.5   Capitalization.
(a)   Prior to giving effect to the Merger, the Equity Contribution and the Amended Purchaser Organizational Documents, (i) Pubco is authorized to issue 1,000 shares of Pubco Common Stock, of which 1,000 shares are issued and outstanding, and (ii) Merger Sub will be authorized to issue 1,000 ordinary shares, of which 1,000 shares will be issued and outstanding, and all of which are or will beowned by Pubco. Prior to giving effect to the Merger and the Equity Contribution, other than Pubco’s ownership of the Merger Sub, Pubco and the Merger Sub do not have any Subsidiaries or own any equity interests in any other Person. All of the issued and outstanding equity securities of Pubco and the Merger Sub have been and will be duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Purchaser has any rights with respect to such equity securities of Pubco, and no Person other than Pubco has any rights with respect to such equity securities of Merger Sub, and no such rights arise by virtue of or in connection with the Merger and the other transactions contemplated by this Agreement.
(b)   All Indebtedness of the Pubco and the Merger Sub as of the date of this Agreement are disclosed on Schedule 4.5(b). No Indebtedness of Pubco and the Merger Sub contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Pubco and the Merger Sub or (iii) the ability of the Pubco and the Merger Sub to grant any Lien on their properties or assets. No Indebtedness of the Pubco and the Merger Sub contains any provision, conditions or restrictions that would reasonably be expected to have a Material Adverse Effect on the Merger and the transaction contemplated by this Agreement.
4.6   Ownership of Merger Consideration.   All shares of Pubco Common Stock to be issued and delivered to Founder, Seller Representative and the Operating Company in the Equity Contribution and to the security holders of Purchaser in accordance with Article I shall be, upon issuance and delivery of such Pubco Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by such Seller or security holder of Purchaser, as applicable, and the issuance and sale of such Pubco Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.
4.7   Pubco and Merger Sub Activities.   Since their formation, Pubco has not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of the Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the transactions contemplated hereby and thereby, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco is not party to or bound by any Contract.
4.8   Finders and Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser Parties or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or the Merger Sub.
4.9   Investment Company Act.   As of the date of this Agreement, Pubco is not an “investment company”, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.
4.10   Actions; Orders; Permits.   There is no pending or, to the Knowledge of the Purchaser Parties, threatened Action to which Pubco is subject which would reasonably be expected to have a Material Adverse Effect on Pubco . There is no material Action that Pubco has pending against any other Person. The Pubco is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending.
4.11   Material Contracts.
(a)   Except as set forth on Schedule 4.11(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Pubco and/or Merger Sub are a party or by which any of their properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $10,000, (ii) may not be cancelled by the Pubco and/or Merger Sub on less than sixty (60) days’ prior notice without payment of a penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Pubco and/or Merger Sub as their businesses are currently conducted, any acquisition of material property by the Pubco and/or Merger Sub, or restricts in any material respect the ability of the Pubco and/or Merger Sub from engaging in in a business as currently conducted by the Operating Company or compete with any other Person (each, a “Pubco and/or Merger Sub Material Contract”). All Pubco and/or Merger Sub Material Contracts have been made available to the Founder, Seller Representative and the Operating Company.
(b)   With respect to each Pubco and/or Merger Sub Material Contract: (i) the Pubco and/or Merger Sub Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Pubco and/or Merger Sub Material Contract is legal, valid, binding and enforceable in all material respects against the Pubco and/or Merger Sub and, to the Knowledge of the Pubco and/or Merger Sub, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Pubco and/or Merger Sub are not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Pubco and/or Merger Sub, or permit termination or acceleration by the other party, under such Pubco and/or Merger Sub Material Contract; and (iv) to the Knowledge of the Pubco and/or Merger Sub, no other party to any Pubco and/or Merger Sub Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Pubco and/or Merger Sub under any Pubco and/or Merger Sub Material Contract.
4.12   Transactions with Affiliates. Schedule 4.12 sets forth a true, correct and complete list of the Contracts and arrangements under which there are any existing or future Liabilities or obligations between the Pubco and the Merger Sub and any (a) present or former director, officer or employee or Affiliate of the Pubco and the Merger Sub, respectively, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Pubco’s and the Merger Sub’s outstanding capital stock, respectively, as of the date hereof.
4.13   No Other Representations.   Except for the representations and warranties expressly made by Pubco and Merger Sub in this Article IV (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of Pubco or Merger Sub or any of their respective Representatives makes any express or implied representation or warranty with respect to Pubco or the Merger Sub or their respective businesses, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and each of Pubco and Merger Sub hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by Pubco and Merger Sub in Article III and this Article IV (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, each of the Pubco and the Merger Sub hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Operating Company, Seller or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Operating Company, the Seller or any of their respective Representatives by any Representative of the Pubco or a Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Pubco or the Merger Sub.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE OPERATING COMPANY
Except as set forth in the terms of this ARTICLE V and the disclosure schedules delivered by the Operating Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Operating Company hereby represent and warrant to the Purchaser, as of the date hereof as follows:
5.1   Organization and Standing.
(a)   The Operating Company and its subsidiary(ies) (“Group Company”) is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of its incorporation and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Group Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 5.1 lists all jurisdictions in which the Group Company is qualified to conduct business, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense and all names other than its legal name under which the Target Company does business. The Target Company has provided to the Purchaser accurate and complete copies of the Organizational Documents of the Target Company, each as amended to date and as currently in effect. The Target Company is not in violation of any provision of its Organizational Documents in any material respect.

5.2   Authorization; Binding Agreement.
(a)   Target Company has all requisite power and authority to execute and deliver this Agreement (if applicable) and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement (if applicable) and each Ancillary Document to which the Target Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Target Company’s Board of Directors and (b) no other company proceedings on the part of the Target Company are necessary to authorize the execution and delivery of this Agreement (if applicable) and each Ancillary Document to which the Target Company is a party or to consummate the transactions contemplated hereby and thereby, except for the approval of the Target Company’s stockholders, if any is required. This Agreement (if applicable) and each Ancillary Document to which the Target Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Target Company and assuming the due authorization, execution and delivery of this Agreement (if applicable) and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Target Company, enforceable against the Target Company in accordance with its terms, subject to the Enforceability Exceptions.
(b)   Each Seller has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and each Ancillary Document to which a Seller is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the applicable Seller’s members in accordance with such Seller’s Organizational Documents, applicable Law or any Contract to which such Seller is a party or by which it or its securities are bound and (b) no other company proceedings on the part of a Seller are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which such Seller is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Document to which a Seller is or is required to be a party shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against the Target Company in accordance with its terms, subject to the Enforceability Exceptions.
(c)   The Founder has all requisite capacity, power and authority to execute and deliver this Agreement and each Ancillary Document to which the Founder is or is required to be a party, to perform the Founder’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Founder is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Founder and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against the Founder in accordance with its terms, subject to the Enforceability Exceptions.
5.3   Capitalization.
(a)   As of the date hereof, the authorized Company Interests of the Operating Company are as set forth on Schedule 5.3(a). Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Interests and other equity interests of each Operating Company are set forth on Schedule 5.3(a) along with the beneficial and record owners thereof, all of which are owned free and clear of any Liens other than the Seller Permitted CI Liens. All of the outstanding Company Interests have been duly authorized and are fully paid and were not issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each Group Company or any Contract to which a Group Company is a party or by which it or its securities are bound. No Operating Company holds any units or other equity interests of such Operating Company in its treasury. None of the outstanding Company Interests were issued in violation of any applicable securities Laws.

(b)   Other than as set forth on Schedule 5.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which an Operating Company, to the Knowledge of the Operating Company, is a party or is bound relating to any equity securities of an Operating Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to an Operating Company. Except as set forth on Schedule 5.3(b), there are no voting trusts, proxies, member agreements or any other agreements or understandings with respect to the voting of the Company Interests. Except as set forth in the Organizational Documents of each Operating Company, there are no outstanding contractual obligations of an Operating Company to repurchase, redeem or otherwise acquire any equity interests or securities of such Operating Company, nor has an Operating Company granted any registration rights to any Person with respect to the Company Interests. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of an Operating Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of such Operating Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(c)   Except as disclosed in the Company Financials, since January 1, 2025, no Group Company has declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any Company Interests, and the board of managers of each Group Company has not authorized any of the foregoing.
5.4   Subsidiaries.   Schedule 5.4 sets forth the name of each Subsidiary of the Operating Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Operating Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of Target Company free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and federal and state securities Laws). There are no Contracts to which the Operating Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Operating Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Operating Company is a party or which are binding upon any Subsidiary of the Operating Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Operating Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Operating Company. No Subsidiary of the Operating Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 5.4, no Group Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Group Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
5.5   Governmental Approvals.   Except as otherwise described on Schedule 5.5, no Consent of or with any Governmental Authority on the part of the Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Operating Company of any Ancillary Documents to which it is a party or the consummation by of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Target Company, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

5.6   Non-Contravention.
(a)   Except as otherwise described on Schedule 5.6, the execution and delivery by the Operating Company (or any other Group Company, as applicable) of this Agreement and each Ancillary Document to which the Target Company is or is required to be a party or otherwise bound, and the consummation by the Target Company of the transactions contemplated hereby and thereby and compliance by the Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Target Company, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.
(b)   Except as otherwise described on Schedule 5.6, the execution and delivery by such Seller of this Agreement and each Ancillary Document to which such Seller is or is required to be a party or otherwise bound, and the consummation by such Seller of the transactions contemplated hereby and thereby and compliance by such Seller with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of such Seller’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Seller or any of its Company Interests, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the Company Interests owned by such Seller, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Contract entered into by or binding upon such Seller, except for any deviations from any of the foregoing clauses (a) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon such Seller or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.
5.7   Except as otherwise described on Schedule 5.6, the execution and delivery by the Founder of this Agreement and each Ancillary Document to which such Founder is or is required to be a party or otherwise bound, and the consummation by the Founder of the transactions contemplated hereby and thereby and compliance by the Founder with any of the provisions hereof and thereof, will not (a) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Founder or any of its assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Founder under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (vii) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Contract entered into or binding upon the Founder, except for any deviations from any of the foregoing clauses (a) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the such Seller or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.
(a)   Financial Statements.   As used herein, the term “Company Financials” means the (i) unaudited consolidated financial statements of the Target Company (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Company as of November 30, 2024 (the “Interim Balance Sheet Date”), November 30, 2023 and November 30, 2022, and the related consolidated unaudited income statements, for the fiscal years then ended. The Company Financials (i) accurately reflect the books and records of the Target Company as of the times and for the periods referred to therein, (ii) have been prepared in accordance with the past practice of the Target Company and (iii) fairly present in all material respects the consolidated financial position of the Target Company as of the respective dates thereof. The Target Company has not ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The Audited Financial Statements, when delivered in accordance with Section 6.2, will (X) accurately reflect the books and records of the Target Company as of the times and for the periods referred to therein, (Y) have been prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in nature or amount ), and (Z) fairly present in all material respects the consolidated financial position of the Target Company as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Company for the periods indicated.
(b)   The Target Company maintains, in all material respects, accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) the Target Company does not maintain any off-the-book accounts and that the Target Company’s assets are used only in accordance with the Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Target Company and to maintain accountability for the Target Company’s assets, (iv) access to the Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of the Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Target Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Target Company. In the past five (5) years, neither the Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Target Company has engaged in questionable accounting or auditing practices.
(c)   The Target Company does not have any Indebtedness other than the Indebtedness set forth on Schedule 5.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. No Indebtedness of the Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Target Company, or (iii) the ability of the Target Company to grant any Lien on their respective properties or assets.

(d)   Except as set forth on Schedule 5.7(d), the Target Company is not subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with IFRS), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Operating Company as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Laws).
(e)   All financial projections with respect to the Target Company that were delivered by or on behalf of the Seller Representative to the Purchaser, Pubco or their respective Representatives were prepared in good faith based on the assumptions that the Target Company reasonably believe to be reasonable as of the date of preparation.
(f)   All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and to the Operating Company’s Knowledge, represent valid obligations to Target Company arising from its business. To the Operating Company’s Knowledge, none of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Operating Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Company (net of reserves) within ninety (90) days.
5.8   Absence of Certain Changes.   Except as set forth on Schedule 5.8, since the Interim Balance Sheet Date, the Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.4 (without giving effect to Schedule 6.4) if such action were taken on or after the date hereof without the consent of the Purchaser.
5.9   Compliance with Laws.   To the best of Target Company’s Knowledge, the Target Company is not and has not been in material conflict or material non-compliance with, or in material default or violation of, nor has Target Company received, since January 1, 2024, any written or oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.
5.10   Company Permits.   The Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Target Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 5.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Target Company’s Knowledge, threatened. To the best of the Operating Company’s Knowledge, the Target Company is not in violation in any material respect of the terms of any Company Permit, and the Target Company has not received any written or oral notice of any Actions relating to the revocation or modification of any Company Permit.
5.11   Litigation.   Except as described on Schedule 5.11, there is no (a) Action of any nature currently pending or, to the Operating Company’s Knowledge, threatened (and no such Action has been brought or, to the Operating Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in case of either (a) or (b) by or against the Target Company, its current or former managers, officers or equity holders (provided, that any litigation involving the managers, officers or equity holders of the Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. To the Operating Company’s Knowledge, the items listed on Schedule 5.11, if finally determined adversely to the Target Company, will not have, either individually or in the aggregate, a Material Adverse

Effect upon the Target Company. In the past five (5) years, none of the Operating Company’s current or former officers, senior management or directors of the Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.
5.12   Material Contracts.
(a)   Schedule 5.12(a) sets forth a true, correct and complete list of, and the Target Company have made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which the Target Company is a party or by which the Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 5.12(a), a “Company Material Contract”) that:
(i)   contains covenants that limit the ability of the Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;
(ii)   involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
(iii)   involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;
(iv)   evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Target Company having an outstanding principal amount in excess of $200,000;
(v)   involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Target Company or another Person;
(vi)   relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Target Company, its business or material assets;
(vii)   by its terms, individually or with all related Contracts, calls for aggregate payments to or receipts by the Target Company under such Contract or Contracts of at least $100,000 per year or $300,000 in the aggregate;
(viii)   is with any Top Customer or Top Supplier;
(ix)   obligates the Target Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;
(x)   is between the Target Company and any directors, managers, officers or employees of the Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;
(xi)   obligates the Target Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);
(xii)   relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)   provides another Person (other than Target Company or any manager, director or officer of the Target Company) with a power of attorney;
(xiv)   relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from the Target Company, other than Off-the-Shelf Software;
(xv)   that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Target Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Target Company was the registrant; or
(xvi)   is otherwise material to the Target Company and outside of the ordinary course of business and not described in clauses (i) through (xv) above.
(b)   Except as disclosed on Schedule 5.12(b), with respect to each Company Material Contract, to the Knowledge of the Target Company: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Target Company, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement is not reasonably expected to affect the validity or enforceability of any Company Material Contract in any material respect; (iii) the Target Company is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Target Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Target Company, under such Company Material Contract; (v) the Target Company has not received written or, to the Target Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Target Company in any material respect; and (vi) the Target Company has not waived any material rights under any such Company Material Contract.
5.13   Intellectual Property.
(a)   Schedule 5.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by the Target Company or otherwise used or held for use by the Target Company in which the Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by the Target Company. Schedule 5.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for commercially available Software on terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from the Target Company, if any. The Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by the Target Company, and previously used or licensed by the Target Company in the last three (3) years, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a Patent or pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Company have obtained valid assignments of inventions from each inventor.

Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and the Target Company has recorded assignments of all Company Registered IP with any applicable Governmental Authorities.
(b)   To the Target Company’s Knowledge, the Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to the Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Company as presently conducted. The Target Company has performed all material obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Target Company is not, nor, to the Knowledge of the Target Company, is any other party thereto, in material breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a material default thereunder. The use by the Target Company of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to the Target Company are valid, in force and all required fees and maintenance and/or renewal fees having been paid with no Actions pending other than office actions that may be issued by the applicable Governmental Authority in the ordinary course of filing and prosecuting such applications. To the Target Company’s knowledge, the Target Company that is a named owner of any Patent or Patent application in the Company Registered IP has, or the Target Company’s Representatives have, disclosed all material prior art to any applicable Governmental Authorities in connection with the prosecution of such Patents or Patent application. The Target Company is not party to any Contract that requires the Target Company to assign to any Person all of its rights in any Intellectual Property developed by the Target Company under such Contract.
(c)   Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to the Target Company, if any. The Target Company has performed all material obligations imposed on it in the Outbound IP Licenses, and the Target Company is not, nor, to the Knowledge of the Target Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.
(d)   No Action is pending or, to the Target Company’s Knowledge, threatened against the Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by the Target Company, nor, to the Knowledge of the Target Company, is there any reasonable basis for any such Action. The Target Company has not received any written or, to the Knowledge of the Target Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Target Company, nor to the Knowledge of the Target Company is there a reasonable basis therefor. There are no Orders to which the Target Company is a party or its otherwise bound that (i) restrict the rights of the Target Company to use, transfer, license or enforce any Intellectual Property owned by the Target Company, (ii) restrict the conduct of the business of the Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Target Company. To the Target Company’s Knowledge, the Target Company is not currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Target Company or, to the Knowledge of the Target Company, otherwise in connection with the conduct of the respective businesses of the Target Company. To the Target Company’s Knowledge, no third party is currently, or in the past three (3) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Target Company (“Company IP”) in any material respect.
(e)   All officers, employees and independent contractors of the Target Company have assigned to the Target Company all Intellectual Property arising from the services performed for the Target Company by such Persons. No current or former officers, employees or independent contractors of the Target Company have claimed any ownership interest in any Intellectual Property owned by the Target Company. To the Knowledge of the Target Company, there has been no violation of the Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Target Company. The Target Company has made available to the Purchaser true and complete copies of all written Contracts under which officers, employees and independent contractors assigned the above described Intellectual Property to the Target Company. To the Target Company’s Knowledge, none of the employees of the Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Company, or that would materially conflict with the business of the Target Company as presently conducted or contemplated to be conducted.
(f)   To the Knowledge of the Target Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of the Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Target Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Target Company. To the Knowledge of the Target Company, the Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Company does not violate any Law regarding the privacy or publicity of information of any third Person, or constitute unfair competition or trade practices under applicable Law.
(g)   To the Knowledge of the Target Company, the consummation of any of the transactions contemplated by this Agreement will not reasonably expected to result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Company IP, or (ii) any Company IP License. Following the Closing, the Target Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Company’s rights under such Contracts or Company IP Licenses to the same extent that the Target Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Company would otherwise be required to pay in the absence of such transactions.
5.14   Taxes and Returns.   Except as set forth in Schedule 5.14:
(a)   The Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. The Target Company has complied with all applicable Laws relating to Taxes.
(b)   There is no Action currently pending or, to the Knowledge of the Target Company, threatened against the Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c)   The Target Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Target Company orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Target Company in respect of any Taxes, and the Target Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).
(d)   There are no Liens with respect to any Taxes upon the Target Company’s assets, other than Permitted Liens.

(e)   The Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.
(f)   The Target Company does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(g)   The Target Company has not made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(h)   The Target Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.
(i)   The Target Company does not have any Liability or potential Liability for the Taxes of another Person that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). The Target Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Target Company with respect to any period following the Closing Date.
(j)   The Target Company has not requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.
(a)   The Target Company is not currently a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(b)   Neither the Target Company nor any Subsidiary is aware of any plan or intention to cause Pubco or Purchaser to be liquidated (for U.S. federal income tax purposes) following the Transactions. To the knowledge of the Target Company, no Purchaser shareholder or Company shareholder has entered into, or has any current plan or intention to enter into, any Contract to dispose of any Pubco stock received in the Transactions.
(c)   The Target Company has no plan or intention to dispose of or cause Purchaser or the Target Company to liquidate (for U.S. federal income tax purposes) following the Transactions.
(d)   The Target Company and/or qualified subsidiaries of the Target Company have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date and have no intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)(i)).
(e)   The Pubco stock to be received by the Purchaser shareholders in connection with the Merger will, in the aggregate, represent less than fifty percent (50%) of each of the total voting power and the total value of the stock of Pubco following the Closing directly and indirectly, to the Knowledge of the Target Company applying the attribution rules of Section 318 of the Code (as modified by Section 958(b) of the Code, and taking into account the rules of Treasury Regulations Section 1.367(a)-3(c)(4)(iv) as applicable).
(f)   Immediately after the Merger, less than fifty percent (50%) of each of the total voting power and the total value of the stock of the Pubco stock shall be owned (applying the attribution rules of Section 318 of the Code (as modified by Section 958(b) of the Code), and taking into account the rules of Treasury Regulations Section 1.367(a)-3(c)(4)(iv), as applicable), in the aggregate, by persons that (i) are officers or directors of Purchaser or (ii) transferred Purchaser Common Stock in connection with the Merger.
(g)   The Target Company is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger and the Equity Contribution from qualifying for the Intended Tax Treatment.
5.15   Real Property.   Schedule 5.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Target Company for the operation of the business of the Target Company, and of all current leases and lease guarantees and any other agreements regarding the use or possession of any real property, including all amendments and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Target Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms (subject to the Enforceability Exceptions) against the Target Company and to the Target Company’s Knowledge, the other parties thereto and are in full force and effect. To the Knowledge of the Target Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Target Company or any other party under any of the Company Real Property Leases, and the Target Company has not received written notice of any such condition. The Target Company does not own nor has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).
1.2   Personal Property.   Each item of Personal Property which is currently owned, used or leased by the Target Company with a book value or fair market value of greater than Twenty-Five Thousand Dollars ($25,000) is set forth on Schedule 5.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and any other agreements regarding the use of possession of Personal Property with a book value or fair market value of greater than Twenty-Five Thousand Dollars ($25,000), including all amendments, modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth on Schedule 5.16, all such items of Personal Property set forth on Schedule 5.16 are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use in the business of the Target Company. The operation of the Target Company’s business as it is now conducted or presently proposed to be conducted is not, to the Target Company’s Knowledge, dependent upon the right to use the Personal Property of Persons other than the Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Target Company. The Target Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable (subject to the Enforceability Exceptions) against the applicable Target Company and to the Target Company’ Knowledge, the other parties thereto in accordance with their terms and are in full force and effect. To the Knowledge of the Target Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would materially constitute a default on the part of the Target Company or any other party under any of the Company Personal Property Leases, and the Target Company has not received written notice of any such condition.
1.3   Title to and Sufficiency of Assets.   The Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 5.17. The assets (including Intellectual Property rights and contractual rights) of the Target Company (i) constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Company as it is now conducted and presently proposed to be conducted; and (ii) when taken together, are adequate and sufficient for the operation of the businesses of the Target Company as currently conducted and as presently proposed to be conducted.

1.4   Employee Matters.
(a)   The Target Company is not a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of the Target Company, and the Target Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Target Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 5.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Target Company, threatened between the Target Company and employees of the Target Company. No current officer or employee of the Target Company has provided the Target Company written or, to the Target Company Knowledge, oral notice of his or her plan to terminate his or her employment with the Target Company. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Company employees has occurred since January 1, 2024, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2024, the Target Company has not implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.
(b)   The Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Target Company, oral notice that there is any pending Action involving unfair labor practices against the Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing Laws, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business). There are no Actions pending or, to the Knowledge of the Target Company, threatened against the Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(c)   The Purchaser has been provided with a complete and accurate list as of the date hereof of all employees of the Target Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Company)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ending November 30, 2024 and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ended November 30, 2023, a copy of which is included on Schedule 5.18(c). Except as set forth on Schedule 5.18(c), (A) no employee is a party to a written employment Contract with the Target Company and each is employed “at will”, and (B) the Target Company have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and the Target Company does not have any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Target Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth on Schedule 5.18(c), the Target Company employee has entered into the Target Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Target Company.
(d)   The Purchaser has been provided with a list of all independent contractors (including consultants) engaged by the Target Company as of the date hereof, along with the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person, a copy of which is included on Schedule 5.18(d). Except as set forth on Schedule 5.18(d) all of such independent contractors are a party to a written Contract with the Target Company. Except as set forth on Schedule 5.18(d), each such independent contractor has entered into covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with the Target Company, a copy of which has been provided to the Purchaser by the Target Company. To the Target Company’s Knowledge and for the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Target Company are bona fide independent contractors and not employees of the Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of the Target Company to pay severance or a termination fee.
1.5   Benefit Plans.
(a)   Set forth on Schedule 5.19(a) is a true and complete list of each Benefit Plan of the Target Company (“Company Benefit Plan”). With respect to the Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with IFRS on the Company Financials. The Target Company is not or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does the Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No written statement or the to the Knowledge of the Target Company, oral statement, has been made by the Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.
(b)   The Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. The Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Company have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the knowledge of the Target Company, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.
(c)   With respect to the Company Benefit Plan which covers any current or former officer, manager, consultant or employee (or beneficiary thereof) of the Target Company, the Target Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; and (vii) the most recent actuarial valuation.
(d)   With respect to the Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Target Company’ Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the date hereof have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.
(e)   No Company Benefit Plan is (i) a “defined benefit plan” (as defined in Section 414(j) of the Code), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (as described in Section 413(c) of the Code) or (iv) otherwise subject to Title IV of ERISA or Section 412 of the Code. Neither Target Company nor any ERISA Affiliate has incurred any Liability or to the Knowledge of the Target Company, otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and to the Knowledge of the Target Company, no condition presently exists that is expected to cause such Liability to be incurred. The Target Company does not currently maintain or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.
(f)   There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280(G) or 162(m) of the Code would not be deductible by the Target Company and no arrangement exists pursuant to which the Target Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.
(g)   With respect to the Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of the Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such Company Benefit Plan. The Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.
(h)   The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. The Target Company has not incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.
(i)   Except to the extent required by Section 4980B of the Code or similar state Law, the Target Company does not provide health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.
(j)   Based on the language of the Company Benefit Plan, all Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Subsidiary or Pubco or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.
(k)   The Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) is indicated as such in Schedule 5.19(k). No options to purchase Company Interests or any other equity-based awards have been issued or granted by the Target Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in material compliance, and is in documentary material compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. The Target Company does not have any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Target Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or Company Benefit Plan to which the Target Company is a party or by which it is bound to compensate any employee, consultant or director for any Taxes or interest imposed pursuant to Section 409A of the Code.

1.6   Environmental Matters.   Except as set forth on Schedule 5.20:
(a)   The Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”) and no Action is pending or, to the Target Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Target Company’s Knowledge, no facts, circumstances, or conditions currently exist that could reasonably adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.
(b)   The Target Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Target Company has not assumed, contractually or by operation of Law, any material Liabilities or obligations under any Environmental Laws.
(c)   No Action has been made or is pending, or to the Target Company’s Knowledge, threatened against the Target Company or any assets of the Target Company alleging that the Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.
(d)   The Target Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or to the Target Company’s Knowledge, would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. To the Target Company’s Knowledge, no fact, circumstance, or condition exists in respect of the Target Company or any property currently or formerly owned, operated, or leased by the Target Company that could reasonably be expected to result in the Target Company incurring any material Environmental Liabilities.
(e)   To the Target Company’s Knowledge, there is no investigation of the business, operations, or currently owned, operated, or leased property of the Target Company or previously owned, operated, or leased property of the Target Company pending or threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.
(f)   To the Knowledge of the Target Company, there is not located at any of the properties of the Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.
(g)   The Target Company shall, upon request by the Purchaser, provide all environmentally related site assessments, audits, studies, reports, analyses and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Target Company which are in the possession of the Target Company.
1.7   Transactions with Related Persons.   Except as set forth on Schedule 5.21, neither the Target Company or any of their respective Affiliates, or any officer, director, manager, employee or trustee of the Target Company or, to the Target Company’s Knowledge, any of their respective Affiliates, nor any Immediate Family Member (as hereinafter defined) of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with the Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors, managers or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers, managers or employees of the Target Company) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than five percent (5%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 5.21, the Target Company does not have outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used by the Target Company in the business of the Target Company. The assets of the Target Company do not include any receivable or other obligation from a Related Person, and the Liabilities of the Target Company do not include any payable or other obligation or commitment to any Related Person. “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.
1.8   Insurance.
(a)   Schedule 5.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Target Company relating to the Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Company are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect, and (ii) will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing. The Target Company does not have any self-insurance or co-insurance programs. In the past five (5) years, the Target Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.
(b)   Schedule 5.22(b) identifies each individual insurance claim in excess of $25,000 made by the Target Company in the past five (5) years. The Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim (as reasonably determined by the Target Company), except where such failure to report such a claim would not be reasonably likely to be material to the Target Company. To the Knowledge of the Target Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Target Company has not made any claim against an insurance policy as to which the insurer is denying coverage.
1.9   Product Warranty and Liability.
(a)   Each product manufactured, sold or delivered by the Target Company in conducting its business has been in all material respects in conformity with all applicable Laws. To the Target Company’s Knowledge, the Target Company does not have any material liability for damages in connection therewith not reserved against in the Company Financials.
(b)   To the Target Company’s Knowledge, the Target Company does not have any material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Target Company. The Target Company has not committed any act or omission which would reasonably be expected to result in, and there has been no occurrence which would reasonably be expected to give rise to or form the basis of, any material product Liability or material Liability for breach of warranty (whether covered by insurance or not) on the part of the Target Company with respect to products designed, manufactured, assembled, repaired, maintained, delivered, sold or installed or services rendered by or on behalf of the Target Company.
1.10   Intentionally Omitted.
1.11   Top Customers and Suppliers.   Schedule 5.25 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended November 30, 2023 and (b) the period from January 1, 2024 through the Interim Balance Sheet Date, the ten (10) largest customers of the Target Company, as a whole, (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Company, as a whole (the “Top Suppliers”), along with the amounts of such dollar volumes. No Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Target Company’s Knowledge, intends to cancel or otherwise terminate, the relationship of such Person with the Target Company. No Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Target Company’s Knowledge, threatened to stop, decrease or limit materially, or to Target Company’s Knowledge, intends to modify materially, its relationship with the Target Company. To the Target Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to the Target Company or seek to exercise any remedy against the Target Company. The Target Company has not within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer. To the Target Company’s Knowledge, the consummation of the transactions contemplated in this Agreement will not adversely affect the relationship of the Target Company with any Top Supplier or Top Customer.
1.12   Inventory.   None of the inventory of the Target Company is obsolete, worn out, or defective in any way, except for items that have been written off or written down to fair market value or for which adequate reserves have been established on the Company Financials. All inventory of the Target Company is properly reflected on the Company Financials, has been acquired in bona fide transactions in the ordinary course of business, is current, has not expired and to the Target Company’s Knowledge is not subject to any setoff or counterclaim. To the Knowledge of the Target Company, as of the date of the Interim Balance Sheet, the Target Company has not inflated, misappropriated, or misstated the value of its inventory of Personal Property.
1.13   Certain Business Practices.
(a)   Neither the Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Target Company or assist the Target Company in connection with any actual or proposed transaction.
(b)   The operations of the Target Company are and have been conducted at all times in material compliance with anti-money laundering Laws in Singapore and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Target Company, threatened.
(c)   Neither the Target Company or any of their respective managers, members or officers, or, to the Knowledge of the Target Company, any other Representative acting on behalf of the Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Target Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any other Target Company or any other joint venture partner or Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar, Russia or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
1.14   Investment Company Act.   The Target Company is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.
1.15   Finders and Brokers.   Except as set forth on Schedule 5.29, the Target Company has not incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
1.16   Independent Investigation.   The Target Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of each Purchaser Party, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of each Purchaser Party for such purpose. The Target Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser Parties set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Founder, Seller Representative and the Operating Company pursuant hereto; and (b) none of the Purchaser Parties or any of their respective Representatives have made any representation or warranty as to the Purchaser Parties or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to a Seller pursuant hereto.
1.17   Information Supplied.   None of the information supplied or to be supplied by the Seller Representative or the Target Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Seller Representative or the Target Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no Seller Representative or the Target Company makes any representation, warranty or covenant with respect to any information supplied by or on behalf of any Purchaser Party or their respective Affiliates.
1.18   Disclosure.   No representations or warranties by the Seller Representative in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading. Notwithstanding anything to the contrary, at any time after the date of this Agreement and before the Closing Date, the Operating Company shall be entitled to issue a supplemental disclosure letter (“Disclosure Letter”). The Disclosure Letter constitutes full, frank and formal disclosure to the Purchaser of facts and circumstances which may be inconsistent with, or in contradiction to, the representations and warranties by the Operating Company set forth in this Article V (“Warranties”). The contents of the Disclosure Letter qualify the Warranties and accordingly, the Purchaser shall not be entitled to claim that any fact, matter or circumstance causes or results in any damage or loss to the Purchaser or any breach of this Agreement (including the Warranties), if such fact, matter or circumstance is disclosed or recorded in or annexed to the Disclosure Letter.
1.19   No Other Representations.   Except for the representations and warranties expressly made by the Seller Representative in this Article V (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, no Seller Target Company or any other Person on their respective behalves makes any express or implied representation or warranty with respect to any of the Seller, the Founder, the Target Company or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Seller Representative hereby expressly disclaim any other representations or warranties, whether implied or made by a Seller, the Target Company or any of their respective Representatives. Except for the representations and warranties expressly made by the Operating Company in this Article V (as modified by the Company Disclosure Schedules) or in an Ancillary Document, each Seller and Target Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser Parties or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser Parties or any of their respective Representatives by any Seller, the Target Company or any of their respective Representatives), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Company.
1.20   Derogation.   In derogation to all the representations and warranties as set out under this ARTICLE V, the Target Company, Founder and the Seller do not represent and warrant that they comply with the Law of any jurisdiction other than the jurisdiction of Cayman Islands and Japan.
ARTICLE VI
COVENANTS
6.1   Access and Information
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 6.14, the Seller Representative shall cause the Target Company and its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Company, as the Purchaser or its Representatives may reasonably request regarding the Target Company and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Target Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Company.
(b)   During the Interim Period, subject to Section 6.14, the Purchaser shall give, and shall cause its Representatives to give, the Seller Representative, the Target Company and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser Parties or their respective Subsidiaries, as a Seller Representative, the Target Company or their respective Representatives may reasonably request regarding the Purchaser Parties, their respective Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of a Purchaser Party’s Representatives to reasonably cooperate with the Seller Representative, the Target Company and their respective Representatives in their investigation; provided, however, that the Seller Representative, the Target Company and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser Parties or any of their respective Subsidiaries.
6.2   Delivery of Audited Company Financial Statements.   As soon as reasonably practicable following the date of this Agreement but no later than April 30, 2025, the Seller Representative shall deliver to Purchaser the Audited Company Financials (as hereinafter defined); provided, that upon delivery of such Audited Company Financials as and when such Audited Company Financials have been signed by the Target Company’ independent auditors in connection with the filing of the Registration Statement. “Audited Financial Statements” means the audited consolidated financial statements of the Target Company (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Company as of November 30, 2024 and November 30, 2023, and the related consolidated income statements, changes in membership interests and statements of cash flow for the fiscal years then ended, each audited by PCAOB-qualified auditors in accordance with IFRS and PCAOB standards.
6.3   Due Diligence Period.   The Target Company and Seller Representative shall use their good faith efforts to respond to the Purchaser Parties’ due diligence requests in a timely manner. Each Party agrees that (i) Purchaser shall have until 5:00 p.m. on April 30, 2025, to conduct additional due diligence (the “Due Diligence Period”) on the Target Company to determine whether any facts exist that would result, individually or in the aggregate, in a reduction of the valuation of the Target Company by an amount equal to or greater than five percent (5%) of the Contribution Consideration (such 5% reduction in valuation, a “Material Reduction”) and (ii) notwithstanding anything herein to the contrary, the Target Company shall deliver the Company Disclosure Schedules to the Purchaser following the execution of this Agreement. It is hereby acknowledged and agreed that all disclosures in the Company Disclosure Schedules delivered by the Target Company shall be deemed to modify and qualify all of the representations and warranties set forth herein for all purposes of this Agreement, subject to the Purchaser’s right to terminate this Agreement under this Section 6.3. On or prior to the expiration of the Due Diligence Period, if the Purchaser wishes to assert that a Material Reduction in the valuation of the Target Company has been identified Purchaser shall deliver to the Target Company and Seller Representative a written notice containing Purchaser’s good faith calculation of the Material Reduction in the valuation of the Target Company in reasonable detail, including a list of each fact that Purchaser contends would result in such Material Reduction and the portion of the Material Reduction attributable to such fact (the “Reduction Notice”). If the Purchaser does not deliver a Reduction Notice in accordance with the terms and conditions of this Agreement, then the Purchaser on behalf of all of the Purchaser Parties shall be deemed to have waived its right to terminate this Agreement pursuant to this Section 6.3. If the Target Company and Seller Representative disagrees with any element of or fact or amount set forth in the Reduction Notice, the Target Company and Seller Representative shall deliver to Purchaser a statement setting forth its disagreement thereto in reasonable detail (a “Disagreement Statement”). If a Disagreement Statement is not delivered by the Target Company and/or Seller Representative within fifteen (15) Business Days of receipt of the Reduction Notice, then Seller will have waived their right to contest the Reduction Notice and Purchaser may, in its sole discretion, terminate the Agreement pursuant to Section 8.1(g). If a Disagreement Statement is delivered within such fifteen (15) Business Day period, then Seller Representative and Purchaser shall negotiate in good faith to resolve all issues set forth in the Reduction Notice and in the Disagreement Statement for a period of thirty (30) days thereafter. If Seller Representative and Purchaser do not reach a final resolution within such thirty (30) day period, then the Parties shall refer the dispute to an independent third-party valuation firm with no material current or prior business or personal relationship with any Party or their Affiliates which is mutually decided by the Purchaser and the Target Company (the “Valuation Firm”), for valuation purposes. The Target Company and the Purchaser agree to execute, if requested by the Valuation Firm, a reasonable engagement letter with respect to the determination to be made by the Valuation Firm. All fees and expenses of the Valuation Firm will be borne one hundred percent (100%) by (i) Target Company, if the Valuation Firm determines that a Material Reduction exists; or (ii) Purchaser, if the Valuation Firm determines that a Material Reduction does not exist. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with the review and preparation of the Reduction Notice and Disagreement Statement and in connection with the review by the Valuation Firm shall be borne by the Purchaser Party or the Target Company based on who incurred such costs. The Valuation Firm will determine only those issues in the Reduction Notice or the Disagreement Statement that are still in dispute. The determination by the Valuation Firm will be based solely on presentations with respect to such disputed items by the Purchaser and Target Company and not on the Valuation Firm’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Valuation Firm by the Purchaser or the Target Company in connection with such presentations and any materials delivered to the Valuation Firm in response to requests by the Valuation Firm. Target Company and the Purchaser will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Valuation Firm of the disputed items, and each of the Purchaser and the Target Company will be entitled, as part of its presentation, to respond to the presentation of the other and any questions and requests of the Valuation Firm. In deciding any matter, the Valuation Firm will be bound by the provisions of this Agreement. It is the intent of the Parties hereto that the activities of the Valuation Firm in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Target Company and the Purchaser will request that the Valuation Firm’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser and the Target Company and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error). If the Valuation Firm determines that there exists a Material Reduction, Purchaser may terminate the Agreement pursuant to Section 8.1(g), provided that the Target Company have failed to remedy the identified issues within thirty (30) days of receipt of the written statement of the Valuation Firm’s determination.
6.4   Conduct of Business of the Target Company.   Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 6.4, the Seller Representative shall cause the Target Company not to (i) pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of the Company Interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any Company Interests other than in a manner and in amounts consistent with past practices; or (ii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person if such amendment, waiver or transaction is not on terms that are no less favorable to the Target Company than those that would be paid or agreed to by a third party in an arms’ length transaction under similar circumstances.
6.5   Conduct of Business of the Purchaser Parties.
(a)   Unless the Seller Representative shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 6.5, each Purchaser Party shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to each Purchaser Party and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.5, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), whether pursuant to exercise of automatic extension rights in accordance with Purchaser’s current Organizational Documents or by amendment of Purchaser’s Organizational Documents to extend such deadline, and no consent of any other Party shall be required in connection therewith.
(b)   Without limiting the generality of Section 6.5(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 6.5, during the Interim Period, without the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, conditioned or delayed), each Purchaser Party shall not, and shall cause its Subsidiaries, not to:
(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities, restricted stock units, or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (other than in connection with the Redemptions) save and except for the purposes of the Merger;
(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person provided that, this Section 6.5(b)(iv) shall not prevent the Purchaser (i) from incurring the Liabilities set forth on Schedule 6.5(b)(xvi) or (ii) from incurring Indebtedness of up to $200,000,to finance its ordinary course administrative costs and expenses and/or any Indebtedness incurred in the ordinary course of business;
(v)   make or rescind any material election relating to Taxes, settle any Action, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;
(vii)   terminate, waive or assign any material right under any Purchaser Material Contract or any other material Contract to which it is party other than in the ordinary course of business;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any Subsidiary or enter into any line of business;
(x)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting the Purchaser’s outside auditors;
(xi)   waive, release, assign, settle or compromise any Action (including any Action brought by a third party relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Purchaser Party or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations other than in the ordinary course of business;
(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business, save and except for the purposes of the Merger;
(xiii)   make capital expenditures (excluding for the avoidance of doubt, incurring any Expenses) in excess of $500,000 (individually or in the aggregate), except for capital expenditures made in the ordinary course of business ;
(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger and the transactions contemplated by this Agreement);
(xv)   except in the ordinary course of business, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $50,000 individually or $100,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or the expenses as set forth on Schedule 6.5(b)(xv);
(xvi)   except in the ordinary course of business, sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities; or
(xviii)   authorize or agree to do any of the foregoing actions.
6.6   Additional Financial Statements.   During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Target Company and Seller Representative shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Company for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly fiscal period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate executed by an officer or member of the Target Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Company as of the date or for the periods indicated, in accordance with the Company’s past practice (but for all periods beginning after March 1, 2025, as such financial statements shall be prepared in accordance with IFRS), subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Seller Representative will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Company that the Target Company’ certified public accountants may issue.
6.7   Purchaser Public Filings.   During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws.
6.8   No Solicitation.
(a)   For purposes of this Agreement, (i) an “Acquisition Proposal” means any written inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Target Company, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Company (other than in the ordinary course of business consistent with past practice) or (y) any of the Company Interests, in any case, whether such transaction takes the form of a sale of Company Interests, merger, consolidation, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination.
(b)   During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Seller Representative and the Purchaser, directly or indirectly, (i) solicit, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding a Purchaser Party (other than the Purchaser Representative), the Target Company or any of their respective Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group (other than the Parties to this Agreement or their respective Representatives) with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.
(c)   Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. Upon the execution and delivery of this Agreement, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.
6.9   No Trading.   Each Seller acknowledges and agrees that it is aware, and that its Affiliates are aware (and each of their respective Representatives are aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) on a Person possessing material nonpublic information about a publicly traded company. Each Seller hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser, communicate such information to any third party, take any other action with respect to the Purchaser in violation of the Federal Securities Laws, or cause or intentionally encourage any third party to do any of the foregoing.
6.10   Notification of Certain Matters.   During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any material non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.
6.11   Efforts.
(a)   Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement. Each Seller that owns any Company Interests of the Target Company agrees (i) to be present at each and any meeting of the Target Company’s shareholders and vote (or consent to any action by written consent or resolution) (X) in favor of the transactions contemplated by this Agreement, the Ancillary Documents, any amendments to the Target Company’s Organizational Documents, and any other reasonable actions required in furtherance thereof (the “Transactions”); and (Y) against any Acquisition Proposal and any and all other proposals that could reasonably be expected to delay or impair the ability of the Target Company to consummate the Transactions; (ii) subject to the terms of this Agreement, to execute and deliver all related documentation and take such other action in support of the Transactions as shall be reasonably requested by Purchaser in order to carry out the terms and provisions of this Agreement and any Ancillary Document; (iii) to not (X) deposit any equity interests owned by such Seller in a voting trust or subject any equity interests to any arrangement or agreement with respect to the voting of such equity interests, unless specifically requested to do so by the Purchaser in connection with the Transactions, or (Y) make, or in any manner participate in, directly or indirectly, a solicitation of proxies or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote; (iv) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to the Transactions; (v) except as otherwise provided herein, not to transfer, offer for sale, sell, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of any equity interests in the Target Company; and (v) not to take any other action that would have the effect of preventing, impeding, interfering with or adversely affecting any Seller’s ability to perform its obligations under this Agreement or any Ancillary Document as of the Closing Date. Notwithstanding anything herein to the contrary, each Seller may Transfer all or any portion of its Company Interests to any Founder, any of such Founder’s Immediate Family Members or any entity controlled by such Founder or such Founder’s Immediate Family Members or a trust for the benefit of such Founder or his Immediate Family Members or any combination of the foregoing so long such recipient executes and delivers a joinder to this Agreement in a form reasonably satisfactory to the Purchaser agreeing to be bound by the terms and conditions of this Agreement as a Seller with respect to the Company Interests Transferred.
(b)   During the Interim Period, each Party that is a party to the below agreements shall use commercially reasonable efforts with the other Parties party thereto to agree upon forms of all ancillary documents hereto, including but not limited to the Lock-Up Agreement, the Non-Competition Agreement, the Registration Rights Amendment, the Founder Registration Rights Amendment, the Amended Pubco Organizational Documents, and the Incentive Plan.
(c)   In furtherance and not in limitation of this first sentence of Section 6.10(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (unless otherwise set forth herein), with respect to the transactions contemplated hereby as promptly as practicable and each Party agrees to supply the other Parties as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.
(d)   As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby or any Ancillary Document, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement or any Ancillary Document under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or any Ancillary Document.
(e)   Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents from third Persons (other than Governmental Authorities) as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.
6.12   The Registration Statement.
(a)   As promptly as practicable after the date hereof, the Purchaser and Pubco shall prepare with the reasonable assistance of the Seller Representative and the Operating Company, and file with the SEC a registration statement on Form F-4 or other form of registration statement as mutually determined by the Purchaser and Operating Company (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued to the holders of Purchaser Securities and the Seller pursuant to this Agreement, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Closing Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The transaction will not be approved by the Target shareholders until after the Registration Statement has been deemed effective by the SEC. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger, by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the Amended Pubco Organizational Documents, (iii) adoption and approval of a new equity incentive plan for Pubco in a form to be approved by the Seller Representative and the Purchaser Representative (the “Incentive Plan”), which will provide for awards for a number of shares of Pubco Common Stock, (iv) the appointment of the members of the Post-Closing Pubco Board in accordance with Section 6.17 hereof, and (v) such other matters as the Seller Representative and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser and Pubco will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL, the Federal Securities Laws and the rules and regulations of the SEC. Purchaser and Pubco shall cooperate and provide the Seller Representative (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Seller Representative shall promptly provide Purchaser and Pubco with such information concerning the Target Company and their members, officers, managers, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Target Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.
(b)   Purchaser and Pubco shall take any and all necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Closing Redemption. The Seller Representative shall cause the Target Company to and each of Purchaser, Pubco shall, and shall cause each of its Subsidiaries to, make their respective directors, officers, managers and employees, upon reasonable advance notice, available to the Seller Representative, Purchaser, Pubco and, after the Closing, the Purchaser Representative and the Seller Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.
(c)   Each of Pubco and Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser and Pubco shall provide the Seller Representative with copies of any written comments, and shall inform the Seller Representative of any material oral comments, that Purchaser, Pubco, or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Closing Redemption promptly after the receipt of such comments and shall give the Seller Representative a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.
(d)   As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser and Pubco shall distribute the Registration Statement to Purchaser’s stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.
(e)   Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of the SEC, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Closing Redemption.

6.13   Relisting of Purchaser Securities.
Pubco will need to relist (“Relist”) its securities with Nasdaq in connection with the Acquisition. The Relist application will be filed with Nasdaq ten business days after the Registration Statement is filed with the SEC.
6.14   Public Announcements.
(a)   The Parties agree that no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby, including the existence or status thereof, shall be issued by any Party or any of their respective Affiliates without the prior written consent of the Purchaser (and after the Closing, the Purchaser Representative) and the Seller Representative (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall promptly notify the Purchaser (and after the Closing, the Purchaser Representative) and the Seller Representative of such obligation and shall use its commercially reasonable efforts to allow the Purchaser (and after the Closing, the Purchaser Representative) and the Seller Representative reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
(b)   The Purchaser and the Seller Representative shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Seller Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Purchaser Representative, Pubco and the Seller Representative shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.
6.15   Confidential Information.
(a)   Each Target Company and Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, such Target Company or Seller Representative shall, and shall cause their Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of Pubco or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Target Company, Seller Representative or any of their Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 6.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser fails to waive compliance with this Section 6.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, each Seller shall, and shall cause their Representatives to, promptly deliver to the Purchaser or destroy any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that each Seller and their Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
(b)   Each Purchaser Party hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Seller Representative’s prior written consent; and (ii) in the event that a Purchaser Party or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Seller Representative to the extent legally permitted with prompt written notice of such requirement so that the Seller Representative may (or may cause the Target Company) seek, at the Target Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Seller Representative fails to waive compliance with this Section 6.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, each Purchaser Party shall, and shall cause its Representatives to, promptly deliver to the Seller Representative or destroy any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser Parties and their respective Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws in connection with the transactions contemplated by this Agreement.
6.16   Documents and Information.   After the Closing Date, Pubco shall, and shall cause its Subsidiaries (including the Surviving Subsidiary and the Target Company) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Purchaser Parties and the Target Company in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative and the Seller Representative during normal business hours of Pubco and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its Subsidiaries (including the Target Company) without first advising the Purchaser Representative and Seller Representative in writing and giving the Purchaser Representative and the Seller Representative a reasonable opportunity to obtain possession thereof.

6.17   Post-Closing Board of Directors and Executive Officers.
(a)   The Parties shall take all necessary action (including causing the directors of Pubco to resign) so that as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) is comprised of seven (7) individuals. The Purchaser Representative shall have the right to designate one (1) director (who shall qualify as an independent director under the Securities Act and the NASDAQ rules), subject always to the Operating Company’s approval, and the remaining four (4) directors shall be appointed as determined by the Operating Company at its sole discretion (at least two (2) of whom shall qualify as independent directors under the Securities Act and the NASDAQ rules). At or prior to the Closing, Pubco will provide each director serving on the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing.
(b)   The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Target Company immediately prior to the Closing (unless, at its sole discretion, the Seller Representative desires to appoint another qualified person to either such role, in which case, such other person identified by the Seller Representative shall serve in such role).
6.18   Indemnification of Directors and Officers; Tail Insurance.
(a)   The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of a Purchaser Party or the Target Company and each Person who served as a director, officer, member, manager, partnership representative, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of a Purchaser Party or the Target Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and a Purchaser Party or the Target Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Closing, Pubco shall cause the Organizational Documents of Pubco, the Surviving Subsidiary and the Target Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of, as applicable, the applicable Purchaser Party or the applicable Target Company to the extent permitted by applicable Law. The provisions of this Section 6.18 shall survive the consummation of the Merger and the other transactions contemplated by this Agreement and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. If Pubco or the Target Company (i) consolidates with, or merges into, any other entity, or (ii) transfers all or substantially all of its properties, assets or equity to any entity, then each of the Pubco or the Target Company shall cause proper provision to be made so that any such successor or assign of Pubco or the applicable Target Company shall expressly assume all of the obligations set forth in this Section 6.18(a).
(b)   For the benefit of each Purchaser Party’s and the Target Company’s shareholders, managers, directors and officers, Pubco or the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than, as applicable, the applicable Purchaser Party or the applicable Target Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and the Surviving Subsidiary shall (and shall cause the Target Company to) maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and the Surviving Subsidiary shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.
6.19   Trust Account Proceeds.   The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption and any proceeds received by Purchaser from any Transaction Financing, shall first be used to pay (i) the Purchaser’s accrued and unpaid Expenses, (ii) the Purchaser’s deferred Expenses (including any legal fees) of the IPO, (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iv) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required or permitted to be paid by delivery of the Pubco Securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of Pubco and its Subsidiaries, including the Surviving Subsidiary and the Target Company.
6.20   Transaction Financing.   During the Interim Period, the Purchaser may, but shall not be required to, enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as the Purchaser and the Seller Representative shall agree. If the Seller Representative agrees to any such Transaction Financing and if the Purchaser so requests, the Seller shall, and shall cause their Representatives to, reasonably cooperate with the Purchaser in connection with such Financing Agreements (including having the Target Company’ senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). Such Financing Agreements may include non-redemption agreements from existing Public Stockholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. Except to the extent permitted pursuant to the terms of the Financing Agreements or otherwise approved in writing by the Seller Representative, and except for any of the following actions that would not materially increase conditionality or impose any new material obligation on the Target Company, Pubco or the Purchaser, during the Interim Period, the Purchaser and Pubco shall not (i) reduce the committed investment amount to be received by the Purchaser or Pubco under any Financing Agreement or reduce or impair the rights of the Purchaser or Pubco under any Financing Agreement in any material respect or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Financing Agreements, in each case, (x) in any material respect and (y) excluding any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Purchaser, Pubco and the Target Company shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.
6.21   Employment Agreements.   Prior to the Closing, the Target Company shall use their reasonable best efforts to cause the persons set forth on Schedule 6.21 to enter into employment agreements (the “Employment Agreements”), in each case effective as of the Closing, in form and substance reasonably acceptable to the Target Company and the Purchaser, between each such individual and Pubco (or a Subsidiary thereof).
6.22   Tax Matters.
(a)   Pubco acknowledges that any direct or indirect holder of Pubco stock who is a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Pubco following the Transactions (a “Pubco 5% Shareholder”) may enter into (and cause to be filed with the Internal Revenue Service) a GRA. Upon the written request of any Pubco 5% Shareholder made following the Closing Date, Pubco shall (i) furnish to such Pubco 5% Shareholder such information as such Pubco 5% Shareholder reasonably requests in connection with such Pubco 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such Pubco 5% Shareholder with the information reasonably requested by such Pubco 5% Shareholder for purposes of such Pubco 5% Shareholder’s tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a gain “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8) under the terms of such Pubco 5% Shareholder’s GRA, in each case, at the sole cost and expense of such Pubco 5% Shareholder. Each of the parties shall, and shall cause their Affiliates to, operate in a manner so as not to cause such a triggering event.
(b)   Within 120 days after the end of Pubco’s current taxable year and each subsequent taxable year of Pubco for which Pubco reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Pubco shall (1) determine its status as a PFIC, (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and

(3) make such PFIC status determinations available to the shareholders of Pubco. If Pubco determines that it was, or could reasonably be deemed to have been, a PFIC in such taxable year, Pubco shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Pubco shareholders and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Pubco or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 6.22(b), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of (x) five years after the end of Pubco’s current taxable year, or (y) such time as Pubco has reasonably determined that it is not a PFIC for three (3) consecutive taxable years.
Intended Tax Treatment.   Each of the Parties shall file all Tax Returns consistently with the Intended Tax Treatment and shall not take any inconsistent position therewith on any Tax Returns, financial statements, on audit or otherwise, unless required to do so by applicable Law. Each of the Parties shall use its commercially reasonable efforts to cause the Merger and the Equity Contribution to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger and the Equity Contribution to fail to qualify for the Intended Tax Treatment. Each of the Parties shall cooperate with one another and their respective Tax advisors in connection with the issuance to Purchaser, Pubco, or the Target Company of any opinion relating to the Tax consequences of the Merger and the Equity Contribution, including using reasonable best efforts to deliver to the relevant Tax counsel certificates (dated as of the necessary date and signed by an officer of the Parties or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such Tax counsel to render such opinion. If the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the Tax consequences of or related to the Merger and Equity Contribution, a customary opinion regarding the U.S. federal income Tax considerations of such transactions will be included in the Proxy/Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC. For the avoidance of doubt, none of the foregoing opinions or any other opinions regarding the Intended Tax Treatment to be or that may be delivered by counsel to Purchaser or counsel to the Target Company shall be a condition to Closing or the consummation of the Merger and Equity Contribution. Neither Pubco nor any of its Subsidiaries shall transfer or distribute any assets or stock of Purchaser or the Target Company if such transfer or distribution would not satisfy the requirements of Treasury Regulation Section 1.368-2(k)(1)(i) or (ii). Each of Pubco, Purchaser and the Target Company shall not undertake (or cause to be undertaken) any of the following for a period of two years after the Closing Date: (A) the actual or deemed liquidation of Purchaser for U.S. federal income tax purposes, (B) the conversion of Purchaser into a “disregarded entity” (within the meaning of Treasury Regulation Section 301.7701-3). Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and Tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger and Equity Contribution do not to qualify for the Intended Tax Treatment. The covenants contained in this Section 6.23, notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.
6.23   Intended Tax Treatment.   Each of the Parties shall file all Tax Returns consistently with the Intended Tax Treatment and shall not take any inconsistent position therewith on any Tax Returns, financial statements, on audit or otherwise, unless required to do so by applicable Law. Each of the Parties shall use its commercially reasonable efforts to cause the Merger and the Equity Contribution to qualify as a transaction in accordance with Section 351(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger and the Equity Contribution to fail to qualify as a transaction in accordance with Section 351(a) of the Code.

6.24   Amendment of Tax Returns.   Neither Pubco nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of any of the Target Company with respect to a Pre-Closing Tax Period or the portion of any Straddle Period ending on or prior to the Closing Date without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld or delayed.
6.25   Transfer Taxes.   All transfer, excise, property, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (including any real property transfer Tax and any other similar Tax), if any, of a Seller shall be borne and paid 50% by Pubco and 50% by such Seller (and no Seller will be responsible for any other Seller’s failure to do so) when due absent a valid contest of same. Each Seller shall timely file any Tax Return or other document with respect to such Taxes or fees (and each Purchaser Party shall cooperate with respect thereto as necessary).
6.26   Intentionally Omitted.
6.27   Updates to Company Disclosure Schedules.   Prior to Closing, the Seller Representative shall deliver to Purchaser all updates to the Company Disclosure Schedules, if any, that would be necessary to cause the satisfaction of the closing condition set forth in Section 7.3(a), taking into account any such updates. With respect to any such updates, (a) any matter, fact, event or circumstance that occurred or was in existence on or prior to, or that arises from or relates to the period of time on or prior to the date of this Agreement, shall not be considered as part of the Company Disclosure Schedules for purposes of Closing and shall not be deemed to have cured or remedied any breach of any representation and warranty made by the Target Company as of the date of this Agreement; and (b) any matter, fact, event or circumstance that first occurred or came into existence following, or that first arises from or relates to the period of time following, the date of this Agreement and is not otherwise related to a breach of an interim covenant of the Target Company set forth in Section 6.4 of this Agreement shall be deemed to be part of the Company Disclosure Schedules and shall qualify all of the representations and warranties set forth herein for all purposes of this Agreement, provided that if any update to the Company Disclosure Schedules under this Section 6.29(b) sets forth a fact that results in a Material Reduction as finally determined in accordance with Section 6.3 (provided that the date for the Purchaser to deliver the Reduction Notice shall be thirty (30) days from the date the Seller Representative delivers such update to the Purchaser and if the Purchaser shall not have delivered a Reduction Notice within such thirty (30) day period then the Purchaser shall be deemed to waived its right to allege a Material Reduction with respect to update delivered by the Seller Representative) then the Purchaser shall be permitted to terminate this Agreement in accordance with Section 8.1(g) without regard to whether such update was delivered during or after the Due Diligence Period.
6.28   Further Assurances.   Either prior to or after the Closing, except as otherwise set forth in this Agreement, each Seller, Founder and Target Company and each Purchaser Party hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws in connection with the transactions contemplated by this Agreement.
ARTICLE VII
CLOSING CONDITIONS
7.1   Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller Representative and the Purchaser of the following conditions:
(a)   Required Purchaser Stockholder Approval.   The Purchaser Stockholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).
(b)   Antitrust Laws.   Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c)   Requisite Regulatory Approvals.   All Consents required to be obtained from or made with any Governmental Authority as determined by the Purchaser and Seller Representative in order to consummate the Merger and the transactions contemplated by this Agreement shall have been obtained or made.
(d)   Requisite Consents.   The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth on Schedule 7.1(d) shall have each been obtained or made.
(e)   No Adverse Law or Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.
(f)   Net Tangible Assets Test.   Immediately after the consummation of the transactions contemplated hereby, Pubco shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to the Closing (after giving effect to the Closing Redemption, and any Transaction Financing) or upon the Closing after giving effect to the Transactions (including the Closing Redemption, and any Transaction Financing).
(g)   Appointment to the Board.   The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.17.
(h)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.
(i)   Registered Shares.   The shares of Pubco Common Stock to be issued in connection with the transactions contemplated by this Agreement shall have been approved for registration by the SEC, subject to official notice of issuance.
(j)   Certain Ancillary Documents.   The Lock-Up Agreements, and the Non-Competition Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.
(k)   Sponsor Escrow Agreement.   The Sponsor shall have duly executed and delivered the Sponsor Escrow Agreement and shall have deposited the Sponsor Shares and Escrow Shares into escrow in accordance with the terms and subject to the conditions set forth therein. Evidence of such deposit shall have been provided to the Target Company to its reasonable satisfaction.
(l)   Waiver and Capitalization of Outstanding Amount.   Pubco, Purchaser, Purchaser Representative and IPO Underwriter shall have duly executed and delivered the Fee Waiver Agreement, on terms prescribed and agreed by the Target Company. Evidence of such executed Fee Waiver Agreement shall have been provided to the Target Company and Seller Representative to their reasonable satisfaction.
(m)   Successful Listing on Nasdaq.   The Purchaser or the Pubco has obtained approval from Nasdaq for the listing of the Class A Common Stock, and such common stock remains listed and eligible for trading on Nasdaq on the Closing Date. Pubco shall have received approval for the listing of it’s Pubco Common Stock from the Nasdaq Stock Market.
(n)   Qualification as Foreign Private Issuer.   At the Closing Pubco shall qualify as a “foreign private issuer” as defined under Rule 3b-4(c) of the Exchange Act and applicable Nasdaq listing rules.
7.2   Conditions to Obligations of the Seller and the Target Company. In addition to the conditions specified in Section 7.1, the obligations of the Seller and the Target Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Seller Representtive) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser Parties, in the aggregate.
(b)   Agreements and Covenants.   The Purchaser Parties shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.
(c)   Purchaser Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.
(d)   Certain Ancillary Documents.   The Lock-Up Agreements, and the Non-Competition Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.
(e)   Pubco Organizational Document Amendment.   Prior to the Closing, Pubco shall have amended and restated its Organizational Documents in substantially the form of the Amended Pubco Organizational Documents and delivered evidence to the Seller Representative of the effectiveness of the Amended Pubco Documents.
(f)   Closing Deliveries.
(i)   Officer Certificate.   Each Purchaser Party shall have delivered to the Seller Representative a certificate, dated the Closing Date, signed by an executive officer or other authorized person of such Purchaser Party in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).
(ii)   Secretary Certificate.   Each Purchaser Party shall have delivered to the Seller Representative a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of such Purchaser Party’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the board of directors of such Purchaser Party authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) the resolutions of the equity holders of such Purchaser Party authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (D) evidence that the Required Purchaser Stockholder Approval has been obtained and (E) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which such Purchaser Party is or is required to be a party or otherwise bound.
(iii)   Good Standing.   Each Purchaser Party shall have delivered to the Seller Representative a good standing certificate (or similar documents applicable for such jurisdictions) for such Purchaser Party dated as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of each Purchaser Party’s jurisdiction of organization and from each other jurisdiction in which such Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Registration Rights Agreement.   The Seller Representative shall have received a copy of the Registration Rights Agreement, duly executed by Pubco, and the Founder Registration Rights Amendment duly executed by all parties thereto.
(v)   Intentionally Omitted.
(vi)   Share Registration.   The Purchaser shall have delivered evidence of the satisfaction of the condition set forth in Section 7.1(i) was satisfied on terms and conditions reasonably acceptable to the Seller Representative.

7.3   Conditions to Obligations of the Purchaser Parties.   In addition to the conditions specified in Section 7.1, the obligations of the Purchaser Parties to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Target Company set forth in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Company, taken as a whole.
(b)   Agreements and Covenants.   The Target Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Target Company taken as a whole since the date of this Agreement which is continuing and uncured.
(d)   Audited Company Financials.   The Target Company shall have delivered the Audited Company Financials.
(e)   Certain Ancillary Documents.   The Lock-Up Agreements, and the Non-Competition Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.
(f)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have received a certificate from the Seller, dated as the Closing Date certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c)
(ii)   Secretary Certificate.   The Seller shall cause the Target Company to have delivered to the Purchaser a certificate executed by an officer or manager of the Target Company certifying as to the validity and effectiveness of, and attaching, (A) copies of the Target Company’s Organizational Documents as in effect as of the Closing Date, (B) the requisite resolutions of the Target Company’s board of managers or similar governing body authorizing and approving the execution, delivery and performance of each Ancillary Document to which the Target Company is or is required to be a party or bound, and (C) the incumbency of officers and/or managers of the Target Company authorized to execute any Ancillary Document to which the Target Company is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Seller Representative shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Target Company certified as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Employment Agreements.   Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Purchaser, between each of the persons set forth on Schedule 6.21 hereto and Pubco or a Subsidiary thereof, as noted on Schedule 6.21, each such employment agreement duly executed by the parties thereto.
(v)   Founder Registration Rights Amendment.   The Purchaser shall have received a copy of the Founder Registration Rights Amendment.

(vi)   Assignments and Consideration Directive.   The Consideration Directive and an Assignment executed and delivered by each Seller.
7.4   Frustration of Conditions.   Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Seller, the Target Company) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE VIII
TERMINATION AND EXPENSES
8.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows.
(a)   by mutual written consent of the Purchaser and the Target Company;
(b)   by written notice by the Purchaser or the Target Company if any of the conditions to the Closing set forth herein have not been satisfied or waived by August 15, 2025 (the “Outside Date”); provided, that (i) if Target Company does not deliver the Audited Company Financials on or before April 7, 2025 pursuant to Section 6.2, the Outside Date shall be automatically extended by one day for each day that the Audited Company Financials have not been delivered after April 30, 2025, and (ii) that the right to terminate this Agreement under this Section 8.1(b) shall not be available to either the Purchaser or the Target Company if the breach or violation by either the Operating Company or its Affiliates, or a Purchaser Party or their respective Affiliates, as applicable, of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
(c)   by written notice by either the Purchaser or the Target Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to either the Purchaser or the Target Company if the failure by either the Operating Company or their respective Affiliates or a Purchaser Party or their respective Affiliates, as applicable, to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(d)   by written notice by the Target Company to Purchaser, if (i) (A) there has been a breach by a Purchaser Party of any of its covenants or agreements contained in this Agreement (other than Section 6.12), or if any representation or warranty of a Purchaser Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied, and (B) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date or (ii) there has been a breach of Section 6.13;
(e)   by written notice by the Target Company to Purchaser, as long as the Target Company has provided all requested or required information to Purchaser, if (i) the Purchaser or Pubco fails to complete its due diligence on the Target Company within the Due Diligence Period; (ii) the Purchaser or Pubco fails to obtain all necessary approvals from relevant authorities for the Merger by April 30, 2025; or (iii) the Pubco fails to apply for listing on the Nasdaq Global Market ten business days after the Registration Statement is filed with the SEC, due to no fault of Purchaser or Pubco’s making;
(f)   by written notice by the Purchaser to the Target Company, if (i) there has been a breach by the Operating Company of any of their respective covenants or agreements contained in this Agreement, or if any representation or warranty of a Seller shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Seller Representative or (B) the Outside Date;

(g)   by written notice by either the Purchaser or the Target Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or
(h)   by written notice by the Purchaser to the Target Company (i) if Target Company fails to timely deliver a Disagreement Statement pursuant to Section 6.3 or Section 6.29, (ii) if the Valuation Firm determines that there exists a Material Reduction and the Target Company fail to remedy the identified issues within thirty (30) days of receipt of the written statement of the Valuation Firm’s determination or (iii) the Purchaser and the Target Company agree that a Material Reduction has occurred.
8.2   Effect of Termination.   This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.14, 6.15, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any Fraud Claim against such Party, in either case, prior to termination of this Agreement. (in each case of clause (i) or (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.
8.3   Fees and Expenses.   Subject to Sections 6.18, 10.16 and 10.17, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided that (i) if the Closing occurs then the Expenses of the Parties shall be paid by the Surviving Subsidiary; provided, further that if this Agreement is terminated because the Target Company has entered into an agreement for an Alternative Transaction in violation of Section 6.6, then the Seller Representative shall cause the Target Company to, in addition to and without limitation of other available remedies, promptly after receipt of written notice from the Purchaser setting forth the aggregate amount of Expenses of the Purchaser Parties incurred prior to such termination and containing reasonable documentation for all such Expenses (the “Expense Notice”), reimburse each Purchaser Party for all Expenses set forth in the Expense Notice. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto. With respect to the Purchaser, Expenses shall not include any expenses paid as described in Section 6.18 and shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses. Notwithstanding the foregoing, each of the Purchaser and the Target Company shall be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Antitrust Expenses”), and fees and expenses relating to the filing of, or the registration of securities pursuant to, the Registration Statement and/or Proxy Statement. Notwithstanding anything herein to the contrary, in aggregate maximum amount of Expenses for which the Purchaser Parties may be able to receive reimbursement hereunder shall not exceed the aggregate amount set forth on Schedule 6.5(b)(xv). For the avoidance of doubt, the Purchaser shall not incur any expenses relating to this Agreement and/or the Merger, including the Antitrust Expenses, without the prior written consent of the Target Company, and any such expenses incurred without such prior written consent shall not be reimbursable under this Agreement. Notwithstanding anything to the contrary, Purchaser Parties’ aggregate Expenses shall be settled in cash up to $400,000, and any remaining Expenses of the Purchaser and the Sponsor, including any promissory notes issued by the Purchaser, shall be paid from the capital of the Surviving Subsidiary, including available funds in the Trust Account. If such funds are insufficient, the remaining balance shall be converted into equity of the Target Company. In derogation to all terms and conditions of this Agreement, the Purchaser shall remain obligated to comply with its obligations in accordance with the terms of the promissory note issued by the Purchaser to the Operating Company dated January 24, 2025 (“Promissory Note”). In the event of inconsistency between the terms of this Agreement and the terms of the Promissory Note, the terms of the Promissory Note shall prevail, to the extent of such inconsistency.
ARTICLE IX
WAIVERS AND RELEASES
9.1   Waiver of Claims Against Trust.   Reference is made to the IPO Prospectus. Each Seller hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of the Purchaser’s initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if Purchaser fails to consummate a Business Combination within the timeframe specified in the Purchaser’s Organizational Documents, as amended, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, or (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Seller hereby agrees on behalf of itself and its controlled Affiliates that, notwithstanding anything to the contrary in this Agreement, neither a Seller nor any of its controlled Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each Seller on behalf of itself and its controlled Affiliates hereby irrevocably waives any Released Claims that any such Seller or any of its controlled Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). Each Seller agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each Seller further intends and understands such waiver to be valid, binding and enforceable against such Seller and each of its controlled Affiliates under applicable Law. To the extent that a Seller or any of its controlled Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, such Seller hereby acknowledges and agrees that its and its controlled Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Seller or any of its controlled Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that a Seller or any of its controlled Affiliates commences an Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, Purchaser and its Representatives, as applicable, shall be entitled to recover from the such Seller or its controlled Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE X
MISCELLANEOUS
10.1   Survival.   The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties or their respective Representatives pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any Action be asserted or action be brought against any Party with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein or therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).
10.2   Non-Recourse.   This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party.
10.3   Notices.   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to any Purchaser Party at or prior to the Closing, to:
Relativity Acquisition Corp.
c/o 3753 Howard Hughes Parkway, Suite 200
Las Vegas, Nevada 89169
Attn:   Tarek Tabsh, CEO
Telephone:    (888) 710-4420
Email:   tarek@relativityacquisitions.com
with a copy (which will not constitute notice) to: Barnett & Linn 60 Kavenish Drive Rancho Mirage, CA 92270 Attn: William B. Barnett, Esq. Telephone No.: (442) 274-7571 Email: wbarnett@wbarnettlaw.com

If to the Purchaser Representative, to:
Relativity Acquisition Sponsor, LLC
c/o 3753 Howard Hughes Parkway, Suite 200
Las Vegas, Nevada 89169
Attn:   Tarek Tabsh, CEO
Telephone:    (888) 710-4420
Email:   tarek@relativityacquisitions.com
with a copy (which will not constitute notice) to: Barnett & Linn 60 Kavenish Drive Rancho Mirage, CA 92270 Attn: William B. Barnett, Esq. Telephone No.: (442) 274-7571 Email: wbarnett@wbarnettlaw.com

If to the Target Company, to:
Instinct Brothers Co., Ltd.
c/o 3rd Floor West Side Gotanda bldg.. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan
Attn:   Tomoki Nagano, CEO
Telephone:   +81-3-5747-9401
Email:   nagano@instinct-bro.com

with a copy (which will not constitute notice) to:
Masashi Ohmatsu
c/o 3rd Floor West Side Gotanda bldg.. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan
Telephone No.:   +81-3-5747-9401
Email:   masashi.o@instinct-bro.co

If to the Seller Representative, to:
Tomoki Nagano
c/o 3rd Floor West Side Gotanda bldg.. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan
Telephone:   +81-3-5747-9401
Email:   nagano@instinct-bro.com

with a copy (which will not constitute notice) to:
Masashi Ohmatsu
c/o 3rd Floor West Side Gotanda bldg.. 6-2-7 Nishi Gotanda, Shinagawa-ku, Tokyo 1410031, Japan
Telephone:   +81-3-5747-9401
Email:   masashi.o@instinct-bro.co

If to Pubco, the Target Company or any Surviving Subsidiary after the Closing, to:
Relativity Acquisition Corp.
c/o 3753 Howard Hughes Parkway, Suite 200
Las Vegas, Nevada 89169
Attn:   Tarek Tabsh, CEO
Telephone:    (888) 710-4420
Email:   tarek@relativityacquisitions.com
and the Seller Representative
with a copy (which will not constitute notice) to: Barnett & Linn 60 Kavenish Drive Rancho Mirage, CA 92270 Attn: William B. Barnett, Esq. Telephone No.: (442) 274-7571 Email: wbarnett@wbarnettlaw.com
10.4   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of the Purchaser (and after the Closing, the Purchaser Representative) and the Seller Representative, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder; provided, further that after the Closing, Pubco may assign this Agreement and its rights and obligations hereunder in connection with any transaction which constitutes an Acquisition Proposal without the consent of any other Party.
10.5   Third Parties.   Except for the rights of the D&O Indemnified Persons set forth in Section 6.17, and of each of RAC and Target Company attorneys in Section 10.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement for purposes of such Sections and related enforcement provisions, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.
10.6   Arbitration.   Any and all disputes, controversies and claims (a “Dispute”) (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.6 arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby) shall be governed by this Section 10.6. A Party must, in the first instance, provide written notice of any Disputes to the other Parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The Parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other Parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within ten (10) Business Days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each Party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the Parties subject to the Dispute. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Each Party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any Party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in the State of New York, City of New York, Borough of Manhattan. The language of the arbitration shall be English.
10.7   Governing Law; Jurisdiction.   This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 10.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (and if such court lacks jurisdiction, any other state or federal court located in the State of Delaware) (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 10.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.3. Nothing in this Section 10.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.
10.8   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.
10.9   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party(ies), money damages may be inadequate and the non-breaching Party(ies) may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party(ies) in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.
10.10   Severability.   In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.
10.11   Amendment.   This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Purchaser Representative and the Seller Representative.
10.12   Waiver.   The Purchaser on behalf of itself and its Affiliates, and the Seller Representative on behalf of the Seller, the Founder and the Operating Company, may in its sole discretion (i) extend the time for the performance of any obligation or other act, (ii) waive any inaccuracy in the representations and warranties contained herein and (iii) waive compliance with any covenant or condition contained herein if such waiver is in writing and signed by both the Purchaser and the Seller Representative. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement by Pubco or the Purchaser after the Closing shall also require the prior written consent of the Purchaser Representative.
10.13   Entire Agreement.   This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.
10.14   Interpretation.   The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with IFRS; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Seller to be given, delivered, provided or made available by the Seller, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument may be posted to the electronic data site maintained on behalf of the Seller for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.
10.15   Counterparts.   This Agreement may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
10.16   Purchaser Representative.
(a)   Each of Purchaser, Merger Sub and Pubco, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Relativity Acquisition Sponsor, LLC, as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) terminating, amending or waiving on behalf of such Person any provision of this Agreement unless such rights are granted to the Purchaser and/or Pubco in this Agreement; (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement unless otherwise expressly provided herein; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the performance of its duties as the Purchaser Representative; and (v) otherwise enforcing the rights and obligations of any such Persons under any this Agreement, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person unless otherwise provided herein. All decisions and actions by the Purchaser Representative in accordance with this Agreement, including any agreement between the Purchaser Representative and the Seller Representative, shall be binding upon the Purchaser, Pubco, and their respective Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.16 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.
(b)   The Purchaser Representative shall not be liable for any act done or omitted under this Agreement as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Notwithstanding the foregoing, nothing in this provision shall limit or exclude liability for any breach of this Agreement by the Purchaser Representative. Pubco and the Purchaser shall jointly and severally indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the administration of the Purchaser Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with the performance of its duties hereunder for any indirect, punitive, special or consequential damages, except to the extent such damages arise from fraud, willful misconduct, gross negligence, or a material breach of this Agreement by the Purchaser Representative. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Pubco and Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 10.16 shall survive the Closing and continue indefinitely.
(c)   The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to Pubco, the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.
10.17   Seller Representative.
(a)   The Seller by execution and delivery hereof, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Tomoki Nagano as the Seller Representative and as the true and lawful agent and attorney-in-fact of the Seller and with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of the Seller under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Persons, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including: (i) terminating, amending or waiving on behalf of such Persons any provision of this Agreement (provided, that any such action, will be taken in the same manner with respect to the Seller or Founder unless otherwise agreed by the Seller who is subject to any disparate treatment of a potentially adverse nature); (ii) signing on behalf of the Seller any releases or other documents with respect to any dispute or remedy arising under this Agreement; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants in connection with the exercise of the Seller Representative’s duties hereunder; and (v) otherwise enforcing the rights and obligations of the Seller under this Agreement, including giving and receiving all notices and communications hereunder on behalf of the Seller. All decisions and actions by the Seller Representative in accordance with this Agreement, including any agreement between the Seller Representative and the Purchaser Representative, shall be binding upon each Seller and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.17 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.
(b)   Any other Person, including the Purchaser Representative, Pubco and the Purchaser may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative taken in accordance with this Agreement as the acts of the Seller and/or the Founder hereunder. The Purchaser Representative, Pubco and the Purchaser shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to any actions required or permitted to be taken by the Seller Representative hereunder, and no Seller or Founder shall have any cause of action against the Purchaser Representative, the Purchaser or Pubco for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative in accordance with this Agreement.
(c)   The Seller Representative will act for the Seller on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Seller, but the Seller Representative will not be responsible to the Seller for any losses that the Seller may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Seller shall indemnify, defend and hold the Seller Representative harmless from and against any and all losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the administration of the Seller Representative’s duties under this Agreement on behalf of the Seller, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted in accordance with this Agreement so long as the Seller Representative was acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Sellers or the Founder, as applicable, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.17 shall survive the Closing or the appointment of a new Seller Representative and continue indefinitely.
(d)   If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Seller, then the Seller(s) that indirectly held a majority of the Company Interests held by all Seller shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative, and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative, Pubco and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.
10.18   Legal Representation.
(a)   The Parties agree that, notwithstanding the fact that Barnett & Linn (“B&L”) may have, prior to Closing, jointly represented the Purchaser Parties, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, B&L will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with B&L’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by B&L of any Purchaser Party, the Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of B&L with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Pubco or the Surviving Subsidiaries; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, Pubco, the Surviving Subsidiaries, and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
(a)   The Parties agree that, notwithstanding the fact that Darryl, Edward & Co. (“Target Company Attorney”) may have, prior to the Closing, jointly represented the Target Company and the Seller Representative in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Operating Company and the Seller Representative and/or their respective Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Target Company Attorney will be permitted in the future, after the Closing, to represent the Seller Representative, the Operating Company, or their respective Affiliates in connection with matters in which such Persons are adverse to the Operating Company, the Seller Representative Pubco, the Surviving Subsidiary or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. Each of the Purchaser Parties and the Purchaser Representative, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Target Company Attorney’s future representation of one or more of the Seller Representative, the Operating Company, or their respective Affiliates in which the interests of such Person are adverse to the interests of a Purchaser Party, the Purchaser Representative, the Operating Company, the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Target Company Attorney of an Operating Company, the Seller Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Seller Representative shall be deemed the clients of Target Company Attorney with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Representative and the Seller, shall be controlled by the Seller Representative and the Seller, and shall not pass to or be claimed by the Target Company, Pubco or a Surviving Subsidiary; provided, further, that nothing contained herein shall be deemed to be a waiver by the Target Company or any of its Affiliates (including, after the Effective Time, Pubco and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
ARTICLE XI
DEFINITIONS
11.1   Certain Definitions.   For purpose of this Agreement, the following capitalized terms have the following meanings:
“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.
“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, complaint, or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Purchaser Representative shall be deemed to be an Affiliate or the Purchaser prior to the Closing
“Ancillary Documents” means each agreement, instrument or document attached hereto as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.
“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.
“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of

“stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.
“Company Confidential Information” means all confidential or proprietary documents and information concerning a Founder, a Seller, the Target Company or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby, including, without limitation any information about or included in any Tax Returns of a Seller or a Founder; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by a Seller, the Target Company or their respective Representatives to any Purchaser Party or its Representatives or when it is made available to any Purchaser Party or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of when made available or disclosed to any Purchaser Party or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.
“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity securities of the Target Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of the Target Company.
“Company Interests” means, as of any reference date, all of the issued and outstanding ordinary shares of Operating Company, which means 500 ordinary shares of the Operating Company as of the date hereof.
“Companies Law” means the Companies Act (Revised) of the Cayman Islands.
“Consent” means any consent, approval, waiver, authorization or right to permit, or notice to or declaration or filing with any Governmental Authority or any other Person.
“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, leases and other binding instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).
“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.
“Copyrights” means any works of authorship, including mask works, textual works, visual, pictorial, or graphical works, or compilations of data or other information and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.
“DGCL” means the Delaware General Corporation Law, as amended.
“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.
“Environmental Liabilities” means, in respect of any Person, all Liabilities, Remedial Actions, losses, damages, costs, and expenses, fines, penalties, sanctions, and interest incurred as a result of any in response to any violation of any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, or a Release or threatened Release of Hazardous Materials.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with the Target Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Fraud Claim” means any claim based in whole or in part upon fraud or willful misconduct.
“GAAP” means generally accepted accounting principles as in effect in the United States of America.
“Governmental Authority” means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency, including any securities exchange (such as the Securities and Exchange Commission and NASDAQ) or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.
“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect from time to time applied consistently throughout the periods involved.
“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (as the case may be), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.
“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets and Software and all licenses, sublicenses and other agreements or permissions related to the preceding property.
“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.
“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.
“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 10, 2022 and filed with the SEC (File No. 333-262156 on February 14, 2022.
“IPO Underwriter” means A.G.P./Alliance Global Partners, as the representative of the underwriters in the IPO.
“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).
“Knowledge” means, with respect to (i) the Seller, the actual knowledge of the Founder or the executive officers of the Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors or managers and executive officers, after reasonable inquiry, or (B) if a natural person (including an individual Founder), the actual knowledge of such Party after reasonable inquiry.
“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Liabilities” means any and all liabilities, Indebtedness or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.
“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction on transfer or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.
“Line of Credit” means any Contract entered into by the Target Company evidencing any indebtedness after the date hereof or any Contract evidencing any Indebtedness entered into by the Target Company prior to the date hereof.
“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries), natural disaster or pandemic (including COVID-19 or any Governmental Authorities response thereto) or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) the negotiation, announcement, pendency, execution, delivery or performance of this Agreement; and (vii), with respect to the Purchaser, the consummation and effects of any Redemption; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)  — (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of any Redemption or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.
“Nasdaq” means the NASDAQ Stock Market.
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other similar action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.
“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reexamined patents or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, divided, continued, abandoned, withdrawn, or refiled).
“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).
“Permits” means permits, approvals, authorizations, licenses, franchises, permissions, clearances, confirmations, endorsements, registrations or qualifications of any Governmental Authority or any other Person.
“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or pledges or deposits made in connection with or to secure the payment of utilities or similar services, workers’ compensation, unemployment insurance, old age pensions or other social security obligations, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens that are purchase money security interests incurred in the ordinary course of business, (f) Liens on any real property arising from zoning Laws which do not, individually or in the aggregate, materially interfere with the use of such real property in the business of the Target Company, (g) rights of (1) the lessors or licensors on property leased or licensed to or by the Target Company under the terms of the underlying lease or license or (2) the owners of the domain names or social media accounts used by the Target Company under the terms of underlying Contracts or the terms and conditions imposed by such owners, (h) Liens described on Schedule 11.1, (i) Liens imposed by any Line of Credit or (j) Liens arising under this Agreement or any Ancillary Document.
“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Pubco Common Stock” means the ordinary shares, par value $0.0001 per share, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
“Pubco Private Warrants” means the whole non-redeemable warrants, each entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share, which warrants will be issued by Pubco in the Merger in exchange for the Purchaser Private Warrants.
“Pubco Public Warrants” means the whole redeemable warrants, each entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share, which warrants will be issued by Pubco in the Merger in exchange for the Purchaser Warrants, if any.
“Pubco Securities” means the Pubco Common Stock and the Pubco Warrants, collectively.
“Pubco Warrants” means Pubco Private Warrants and Pubco Public Warrants, collectively.
“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.
“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.
“Purchaser Common Stock” means, collectively, the shares of Purchaser Class A Common Stock and the Purchaser Class B Common Stock.
“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning a Purchaser Party or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time when made available to or disclosed to a Seller, the Target Company or their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time when made available to or disclosed by such Purchaser Party or its Representatives to a Seller, the Target Company or their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information.
“Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.
“Purchaser Private Warrants” means the whole non-redeemable warrants that were issued by the Purchaser in a private placement to the Purchaser Representative and the IPO Underwriter at the time of the consummation of the IPO, each entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.
“Purchaser Public Warrants” means the whole redeemable warrants that were included as one-half (1∕2) warrants as part of each Purchaser Public Unit, each entitling the holder thereof to purchase one (1) Purchaser Class A Common Stock at a purchase price of $11.50 per share.
“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.
“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriters) consisting of one (1) share of Purchaser Class A Common Stock and one-half (1∕2) of one Purchaser Warrant or one-half (1∕2) of one Purchase Private Warrant, as the case may be.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.
“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.
“Representatives” means, as to any Person, such Person’s managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person.
“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).
“Securities Act” means the Securities Act of 1933, as amended.
“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, libraries, repositories, tools and databases.
“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.
“Sponsor” means Relativity Acquisition Sponsor, LLC, a Delaware limited liability company.
“Sponsor Shares” means those certain shares of Purchaser Common Stock held by the Sponsor that were initially purchased by the Sponsor in a private placement prior to the Closing.
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other unincorporated business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or controls the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.
“Target Company” means the Operating Company and their respective direct and indirect Subsidiaries, if any.
“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.
“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.
“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).
“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all applications for registration and renewal thereof.
“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 10, 2022, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into governing the Trust Account.
“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.
The Purchaser:
RELATIVITY ACQUISITION CORP.
By:

Name:
Title:
Pubco:
RELATIVITY HOLDINGS INC.
By:

Name:
Title:
The Purchaser Representative:
RELATIVITY ACQUISITION SPONSOR, LLC, solely in the capacity as the Purchaser Representative hereunder
By:

Name:
Title:

The Founder:

Tomoki Nagano
The Operating Company:
Instinct Brothers Co., Ltd.
By:

Name: Tomoki Nagano
Title:   CEO
The Seller Representative:
Tomoki Nagano, solely in the capacity as the Seller Representative hereunder

Tomoki Nagano
Accepted and Agreed:
RELATIVITY HOLDINGS INC., a Delaware corporation
By:

Name:
Title:

Annex B
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
INSTINCT BROTHERS CO. LTD.

B-1

Annex C
FAIRNESS OPINION
EntrepreneurShares Valuation Services
Private and Confidential February 24, 2025
Relativity Acquisition Corp.
Attention: Tarek Tabsh
3753 Howard Hughes Parkway, Suite 200
Las Vegas, Nevada 89169
Fairness Opinion Letter
We understand that Relativity Acquisition Corp. (“Relativity”), entered into a non-binding Letter of Intent (“LOI”) dated January 14, 2025, by and among Instinct Brothers Holdings Co. Ltd. (“Instinct Brothers” or the “Company”) and Relativity, pursuant to which Relativity will form a new subsidiary (“NewCo”) to consummate a business combination with Instinct Brothers (the “Transaction”) based on a pre-money Enterprise Value of $200 Million. After giving effect to the Transaction, NewCo will become a public company and indirectly wholly own Instinct Brothers.
The total consideration to be paid to the equity holders of the Company (including holders of options, warrants and other convertible securities) in the Transaction (the “Transaction Consideration”), after adjusting for debt, cash and transaction expenses, will be shares of NewCo common stock based on a pre-money enterprise value of the Company of $200 Million. The terms and conditions of the Transaction are more fully set forth in the Business Combination Agreement.
The Board of Directors of Relativity (“you”) have engaged EntrepreneurShares LLC (“ERShares Valuation Services” or “us”) to render an opinion (the “Opinion”) as to the fairness of the Transaction to the shareholders (other than Relativity Acquisition Sponsor, LLC (the “Sponsor”), any of its affiliates and any other holder of shares of Class B common stock of Relativity (“Relativity Class B Shares”)) of Relativity from a financial point of view.
This Opinion is furnished solely to be utilized by the Board of Directors as only one input to consider in its process of analyzing the Transaction and it does not constitute a recommendation to any member of the Board of Directors, any stockholder of Relativity, or any other person as to how such person should vote or act with respect to the Transaction. This Opinion is delivered to the Board of Directors subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion and subject to the understanding that the obligations of ERShares Valuation Services in the Transaction are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of ERShares Valuation Services shall be subjected to any personal liability whatsoever (other than for fraud, gross negligence, willful misconduct or bad faith) to any person, nor will any such claim be asserted by or on behalf of you or your affiliates against such person with respect to this Opinion other than ERShares Valuation Services.
We have not been asked to opine on, and this Opinion does not express any views on, (i) any other terms of the Transaction, (ii) Relativity’s underlying business decision to proceed with or effect the Transaction, (iii) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Relativity (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Relativity or the Company in the Transaction, or relative to or in comparison with the Transaction Consideration, (v) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of Relativity, other than those set forth in this Opinion (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the

Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vii) the fair value of the Company independent from the Transaction taken as a whole.
In the course of our analyses for rendering this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances, including, without limitation:
1)
We have reviewed the following documents and sources of information in items a through h, without limitation:

a.
Executed Non-Binding Letter of Intent referenced above dated January 14, 2025 (the “LOI”);

b.
Draft of the Business Combination Agreement, by and among Relativity, NewCo, and Instinct Brothers (the “Draft Business Combination Agreement”);

c.
Instinct Brothers Group’s Draft financial statement for the Years ended December 31, 2023, 2022 and 2021;

d.
Instinct Brothers’ Investor Presentation;

e.
Various Instinct Brothers’ organizational and administrative documents we deemed necessary and appropriate to our analysis;

f.
Instinct Brothers’ Cap Table (including pro forma for the Transaction);

g.
Various documents related to insurance, loan and tax we deemed necessary and appropriate to our analysis;

h.
Prospective financial data related to the Company, for which we have no reason to dispute the underlying assumptions.

2)
We met or otherwise communicated electronically with certain members of Relativity’s senior and operating management to discuss Instinct Brothers’ operations, historical financial results related to their entities, future prospects, and projected operations and performance;

3)
We considered publicly available data and stock market performance data of public companies we deem comparable to Instinct Brothers and reviewed the industry in which Instinct Brothers operates; and

4)
We conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate, including economic, industry and Company-specific information.

The primary method used was a Market Method — Guideline Public Traded Companies as the basis for the fairness opinion assessment. These public comps were independently obtained by us.
We also used a Guideline Transaction Method to support the fairness opinion assessment. These were independently obtained and examined by us. Additional details of the analysis performed can be found in the associated proxy statement.
In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the financial statements and other information provided to us by Relativity and the Company and we have further relied upon the assurances of management that they were unaware of any facts that would make the information provided to us incomplete or misleading in any material respect for the purposes of this Opinion. We have not assumed any responsibility for independent verification of such information or assurances. With respect to the Instinct Brothers’ Management’s company outlook, we have been advised, and have assumed, that they have been reasonably prepared on bases reflecting good faith judgements of the management of Instinct Brothers as to the future financial performance of Instinct Brothers.
Given the Company’s nature as a special purpose acquisition company, for purposes of our opinion and with Relativity’s consent we have assumed a value of $10.00 per NewCo Share in calculating the value of the SPAC New Common Shares to be issued as the consideration under the agreement, with such $10.00 value being based on Relativity’s initial public offering price, the stated value per NewCo Common Share provided in the agreement, and Relativity’s approximate cash per outstanding Class A Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B common stock, par value 0.0001 per share, of Relativity (the “Class B Shares” and together with Relativity’s Class A Shares and the NewCo Common

Shares) or any warrants issued by Relativity). In rendering our opinion, we do not express any view or opinion as to what the value of any Relativity’s Common shares will be when issued pursuant to the Transaction or the price or range of prices at which any Relativity Common Shares or other securities and financial instruments of or relating to Relativity may trade or otherwise be transferable at any time before or after announcement or consummation of the transaction.
In arriving at our opinion, we have not performed any independent appraisal, or physical inspection, of the assets of the Company. Our analysis does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. We have also assumed that neither Relativity nor the Company are currently involved in any material transaction other than the Transaction, and those activities undertaken in the ordinary course of conducting their businesses. We are not responsible for conclusions based on erroneous or incomplete information provided to us.
Our Opinion is predicated on our assumption that the final executed form of the Business Combination Agreement will not differ in any material respect from the LOI and the Draft Business Combination Agreement we have examined, that the conditions to the Transaction as set forth in the LOI will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the LOI. We have also assumed, that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Instinct Brothers or the contemplated benefits of the Transaction.
Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion but was known or should have been known by Relativity or the Company at the date of such issuance that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.
We acknowledge and agree that this Opinion and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by Relativity or NewCo with the Securities and Exchange Commission and delivered to the holders of Relativity’s or NewCo’s securities in connection with the Transaction.
Our assignment was finalized on February 23, 2025, after a period of comments from the Fairness Opinion Review board of Relativity. Any events or information occurring after this date have not been subject to consideration.
We have been retained by Relativity to provide this Fairness Opinion in connection with the Transaction and will receive a fixed fee for our services. Our fee is not contingent upon, or related to, the size of the transaction consideration, or whether the Transaction is consummated.
Conclusion
Based on the work performed by us, and on the statements above, we are of the opinion that the Transaction, on the date of issue of this document, is fair from a financial point of view for the shareholders of Relativity, other than the Sponsor, any of its affiliates and any other holder of Relativity Class B Shares.
Yours Sincerely,
Dr. Joel Shulman Ph.D., CFA
CEO
EntrepreneurShares LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

MergerPubco’s Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from MergerPubco against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of MergerPubco’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning MergerPubco or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
MergerPubco will enter into indemnification agreements with each of its directors. Under these agreements, MergerPubco may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of MergerPubco. A form of indemnification agreement is filed as exhibit to this registration statement.
Item 21.
Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1*	Attached as Annex A to the Registration Statement on Form F-4
3.1*	Amendment to the Second Amended and Restated Certificate of Incorporation dated December 22, 2022.
3.2*	Second Amendment to the Second Amended and Restated Certificate of Incorporation dated February 13, 2024.
3.3*	Third Amendment to the Second Amended and Restated Certificate of Incorporation dated February 14, 2025.
3.4*	By Laws.
4.1*	Specimen Unit Certificate.
4.2*	Specimen Class A Common Stock Certificate.
4.3*	Specimen Warrant Certificate.
4.4*	Warrant Agreement, dated February 10, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.
4.5*	Description of Registered Securities.
5.1*	Opinion of .
5.2*	Opinion of Loeb & Loeb LLP
8.1*	Tax Opinion of Loeb & Loeb LLP.
10.1*	Securities Subscription Agreement, dated May 28, 2021, between the Registrant and Relativity Acquisition Sponsor LLC.
10.2*	Amended and Restated Promissory Note, dated September 30, 2021, issued to Relativity Acquisition Sponsor LLC.
10.3*	Securities Subscription Agreement, dated December 14, 2021, between the Registrant and A.G.P.
10.4*	Form of Indemnity Agreement.

Exhibit Number	Description
10.5*	Registration Rights Agreement, dated February 10, 2022, by and among the Company and certain security holders.
10.6*	Letter Agreement, dated February 10, 2022, by and among the Company, its officers and directors and Relativity Acquisition Sponsor LLC.
10.7*	Investment Management Trust Agreement, dated February 10, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.
10.8*	Unit Subscription Agreement, dated February 10, 2022, by and between the Company and Relativity Acquisition Sponsor LLC.
10.9*	Administrative Support Agreement by and between the Company and 77th Division LLC.
10.10*	Promissory Note, dated as of August 10, 2023, issued to SVES LLC.
10.11*	Amendment to the Investment Management Trust Agreement, dated February 13, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.
10.12*	Promissory Note, dated as of February 13, 2024, issued to SVES LLC.
21.1*	List of subsidiaries of HBNB.
23.1*	Consent of Withum LLP
23.2*	Consent of UHY LLP
23.3*	Consent of (included in Exhibit 5.1).
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2).
99.1*	Form of proxy for extraordinary general meeting.
99.2*	Consent of to be named as a director.
107*	Filing Fee Table

*
To be filed by amendment

Item 22.
Undertakings

A.
The undersigned registrants hereby undertake:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)
For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.
The undersigned registrants hereby undertake:

(1)
that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.
The undersigned registrants hereby undertake (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.
The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on the [  ] day of [      ], 2025.
RELATIVITY HOLDINGS, INC.
By:
	Name:	Tarek Tabsh
	Title:	President, Secretary and Director
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Tarek Tabsh as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Tarek Tabsh	President, Secretary and Director (Principal Executive Officer)	[ ], 2025
Steven Berg	Vice President and Treasurer (Principal Financial and Accounting Officer)	[ ], 2025
	Director	[ ], 2025

SIGNATURES
Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cayman Islands, on the [  ] day of [      ], 2025.
INSTINCT BIO TECHNICAL COMPANY INC.
By:
	Name:	Tomoki Nagano
	Title:	Director and Group Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints                   as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
	President, Secretary and Director (Principal Executive Officer)	[ ], 2025
	Vice President and Treasurer (Principal Financial and Accounting Officer)	[ ], 2025
	Director	[ ], 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement or amendment thereto in San Diego, California, United States on [      ], 2025.
By:
Name:
Title: